    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1997


                                                      REGISTRATION NO. 333-33963

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           ---------------------------

                      HIGH VOLTAGE ENGINEERING CORPORATION
             (Exact name of registrant as specified in its charter)

         MASSACHUSETTS                     3625                  04-2035796
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                         401 EDGEWATER PLACE, SUITE 680
                               WAKEFIELD, MA 01880
                                 (617) 224-1001
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   ----------

                             JOSEPH W. MCHUGH, JR.,
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         HIGH VOLTAGE ENGINEERING CORP.
                               401 EDGEWATER PLACE
                               WAKEFIELD, MA 01880
                                 (617) 224-1001
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   ----------

                                 WITH A COPY TO:


                            MICHAEL P. O'BRIEN, ESQ.
                                BINGHAM DANA LLP
                               150 FEDERAL STREET
                                BOSTON, MA 02110
                                 (617) 951-8302
                          FACSIMILE NO. (617) 951-8736


                                   ----------

--------------------------------------------------------------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /





         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement is effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 10, 1997


PROSPECTUS

                   OFFER TO EXCHANGE ALL OUTSTANDING SHARES OF
               12-1/2% SERIES A SENIOR REDEEMABLE PREFERRED STOCK
                                  FOR SHARES OF
           12-1/2% SERIES A EXCHANGE SENIOR REDEEMABLE PREFERRED STOCK
                                       OF

                      HIGH VOLTAGE ENGINEERING CORPORATION

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,

        BOSTON TIME, ON THE 30TH DAY AFTER THE EFFECTIVE DATE OF THE

REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART, UNLESS EXTENDED


                               __________________

High Voltage Engineering Corporation ("HVE" or, together with its subsidiaries, the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal," and together with this Prospectus, the "Exchange Offer"), to exchange shares of its 12-1/2% Series A Exchange Senior Redeemable Preferred Stock, liquidation preference $1,000 per share (the "Exchange Preferred Stock"), for any and all of the outstanding shares of 12-1/2% Senior Redeemable Preferred Stock, liquidation preference $1,000 per share (the "Series A Preferred Stock"), of the Company. The terms of the Exchange Preferred Stock are substantially identical to the terms of the Series A Preferred Stock, except that the shares of Exchange Preferred Stock will have been registered under the Securities Act of 1933, as amended (the "Securities Act") and will not contain terms restricting the transfer of such shares.


         The Company will accept for exchange any and all shares of Series A Preferred Stock that are validly tendered on or prior to 5:00 p.m., Boston time, on the date the Exchange Offer expires, which will be the 30th day after the effective date of the Registration Statement of which this Prospectus is a part unless the Exchange Offer is extended (the "Expiration Date"). Including any extension, the Exchange Offer will expire no later than the 60th day after the effective date of the Registration Statement of which this Prospectus is a part. Tenders of shares of Series A Preferred Stock may be withdrawn at any time prior to 5:00 p.m., Boston time, on the business day prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum number of shares of Series A Preferred Stock being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the Preferred Stock Registration Rights Agreement (as defined herein). See "Exchange Offer." The Company has agreed to pay the expenses of the Exchange Offer.


         Holders of shares of Series A Preferred Stock whose shares of Series A Preferred Stock are not tendered and accepted in the Exchange Offer will continue to hold such shares of Series A Preferred Stock. Following consummation of the Exchange Offer, the holders of shares of Series A Preferred Stock will continue to be subject to the existing restrictions upon transfer thereof and, except as provided herein, the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the shares of Series A Preferred Stock held by them.

                             _____________________

   SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN RISKS
         ASSOCIATED WITH AN INVESTMENT IN THE EXCHANGE PREFERRED STOCK.

         THE COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THIS EXCHANGE OFFER AND NO UNDERWRITER IS BEING UTILIZED IN CONNECTION WITH THE EXCHANGE OFFER.

  THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE

                             _____________________

               The date of this Prospectus is November __, 1997.

         33,000 shares of the Series A Preferred Stock were issued and sold on August 8, 1997 in a transaction not registered under the Securities Act, in reliance upon the exemption provided in Section 4(2) of the Securities Act. Accordingly, the Series A Preferred Stock may not be offered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Shares of Exchange Preferred Stock are being offered hereby in order to satisfy the obligations of the Company under the Preferred Stock Registration Rights Agreement. See "Exchange Offer -- Purpose of the Exchange Offer." Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes shares of Exchange Preferred Stock to be issued pursuant to the Exchange Offer may be offered for sale, resold and otherwise transferred by holders thereof (other than (i) a broker-dealer who purchases such shares of Exchange Preferred Stock directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such shares of Exchange Preferred Stock are acquired in the ordinary course of such holders' business and such holders have no arrangements with any person to participate in the distribution of such shares of Exchange Preferred Stock. Eligible holders wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Each broker-dealer that receives shares of Exchange Preferred Stock for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such shares of Exchange Preferred Stock. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of shares of Exchange Preferred Stock received in exchange for shares of Series A Preferred Stock where such shares of Series A Preferred Stock were acquired by such broker-dealer as a result of market-making activities or other trading activities. For a period of 90 days following the consummation of the Exchange Offer, the Company has agreed to use its best efforts to make this Prospectus available to broker-dealers who have identified themselves as such for use in connection with resales by such broker-dealers of shares of Exchange Preferred Stock received in exchange for shares of Series A Preferred Stock acquired by such broker-dealers for their own accounts as a result of market-making or other trading activities. See "Plan of Distribution."


         Dividends on the Exchange Preferred Stock will be payable semiannually on each August 15 and February 15, commencing February 15, 1998, at a rate per annum of 12-1/2% of the liquidation preference per share. Holders of Series A Preferred Stock whose shares of Series A Preferred Stock are accepted for exchange will be deemed to have waived the right to receive any payment in respect of any unpaid dividends on the Series A Preferred Stock that have accumulated or accrued to the date of the issuance of the Exchange Preferred Stock. Consequently, holders who exchange their shares of Series A Preferred Stock for Exchange Preferred Stock will receive the same dividends on the Exchange Preferred Stock that holders of the Series A Preferred Stock who do not accept the Exchange Offer will receive on the Series A Preferred Stock. Dividends on the Exchange Preferred Stock may be paid, at the Company's option, on any dividend payment date occurring on or prior to August 15, 2002, either in cash or by the issuance of additional shares of Exchange Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends. The liquidation preference of the Exchange Preferred Stock will be $1,000 per share, plus accumulated and unpaid dividends. The Exchange Preferred Stock will be redeemable, at the option of the Company, in whole or in part, at any time on or after August 15, 2002, at the redemption prices set forth herein, plus, without duplication, accumulated and unpaid dividends to the redemption date. The Company will be required, subject to certain conditions, to redeem all of the Exchange Preferred Stock outstanding on August 15, 2005, at a redemption price equal to 100% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the redemption date. Upon the occurrence of a Change of Control, each holder of the Exchange Preferred Stock will be entitled to require the Company to purchase such holder's Exchange Preferred Stock at a purchase price equal to 101% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the purchase date. The Exchange Preferred Stock will rank senior to any class or series of common stock or preferred stock issued by the Company subsequent to the Issue Date (as defined herein), and pari passu with respect to the Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding-up of the Company. The Exchange Preferred Stock is effectively subordinated to existing and future indebtedness of the Company. As of April 19, 1997, pro forma for the Transactions (as defined herein), HVE would have had $159.9 million of senior indebtedness outstanding (including the Notes), of which $20.7 million would have been secured indebtedness and the subsidiaries of HVE would have had $49.1 million of indebtedness and other liabilities oustanding (excluding the Intercompany Notes). The Company's ability to make any cash payments with respect to the Exchange Preferred Stock may be adversely affected by any inability of its subsidiaries to make dividend or other payments to the Company.


         THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF SERIES A PREFERRED STOCK IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

         There can be no assurance that an active public or private market for the Exchange Preferred Stock will develop. Whether or not a market for the Exchange Preferred Stock should develop, the shares of Exchange Preferred Stock could trade at a discount from their aggregate liquidation preference. The Company does not intend to list the Exchange Preferred Stock on a national securities exchange or to apply for quotation of the Exchange Preferred Stock through the National Association of Securities Dealers Automated

Quotation System. To the extent shares of Series A Preferred Stock are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted shares of Series A Preferred Stock could be adversely affected.

         The Company has been advised by CIBC Wood Gundy Securities Corp. (the "Initial Purchaser") that it intends to make a market in the Exchange Preferred Stock; however, it is under no obligation to do so and any market making activities with respect to the Exchange Preferred Stock may be discontinued at any time.

         Market data used throughout this Prospectus was obtained through Company research, surveys or studies conducted by third parties, or industry or general publications. The Company has not independently verified market data provided by third parties or industry or general publications. Similarly, internal Company research, while believed by the Company to be reliable, has not been verified by any independent sources.

         Anderson Power Products(R), AST(TM), Datcon(R), Illuma Deluxe(TM), IllumaSeal(TM), Intellisensor(TM), Perfect Harmony(TM), PHI(R), Powerpole(R), Quantum 2000 Scanning ESCA Microprobe(TM), SB(R), Smart Instrument(TM), SMART-200(TM) and TRIFT II(TM) are trademarks, registered trademarks or brands that are owned by, or licensed to, the Company. All other trademarks or service marks referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise indicates, the term "HVE" refers to High Voltage Engineering Corporation and the term the "Company" refers to HVE and its wholly-owned subsidiaries, including PHI. As used in this Prospectus, the terms "Fiscal 1993," "Fiscal 1994," "Fiscal 1995," "Fiscal 1996" and "Fiscal 1997" refer to HVE's fiscal years ended May 1, 1993, April 30, 1994, April 29, 1995, April 27, 1996 and April 26, 1997,
respectively.

                                   THE COMPANY


         The Company owns and operates a diversified group of seven middle market industrial manufacturing businesses. These businesses focus on designing and manufacturing high quality, applications-engineered products which are designed to address specific customer needs. The Company's products are sold to a broad range of domestic and foreign original equipment manufacturers ("OEMs") and end-users in a variety of industries including process automation, freshwater and wastewater treatment, petrochemicals, semiconductor fabrication, chemicals, construction, agriculture, materials handling, computers, telecommunications, medical equipment and climate control and for scientific and educational research. The diversified nature of the products sold and end-markets served by the Company's businesses limits the effect on the Company of operating performance fluctuations in any single operating unit and cyclical downturns within individual industries and end-markets, while the Company believes that its focus on middle market manufacturing enhances its growth prospects. The Company believes that these factors have contributed to steady growth in consolidated net sales and Adjusted EBITDA (as defined in note (m) on page 35). Between Fiscal 1993 and Fiscal 1997, the Company's historical net sales increased at a 14.3% compound annual growth rate ("CAGR"), from $101.3 million to $173.1 million, and its Adjusted EBITDA increased at a 15.7% CAGR from $9.1 million to $16.3 million. Pro forma for the Merger, the Company had net sales and Adjusted EBITDA of $237.9 million and $25.4 million, respectively, in Fiscal 1997.


         The Company manufactures and markets its products through the following seven operating units:

         ROBICON CORPORATION ("ROBICON"). Robicon is a leading designer and manufacturer of high power conversion products, which are used to regulate electric power, reduce energy costs and improve process control in a wide variety of industrial applications. Products include variable frequency drives ("VFDs") for large electric motors and power control systems for other applications. These products are used in process automation, freshwater and wastewater treatment, oil and gas extraction and transmission, petrochemical processing, silicon processing, glass manufacturing, cement production and other general industrial applications. For Fiscal 1997, Robicon had net sales of $83.1 million.


         PHYSICAL ELECTRONICS, INC. ("PHI"). On August 8, 1997, HVE acquired PHI for an aggregate consideration of $55.5 million in cash, subject to certain adjustments. PHI is a leading designer and manufacturer of advanced surface analysis instruments and components used to determine the elemental and/or chemical composition of materials found on or near the surface of a sample. Advanced surface analysis instruments are used in commercial applications in central support laboratories and at or near the production line in the semiconductor fabrication, computer peripherals, chemicals, aerospace, metals, polymers, automotive and biomaterials industries, among others, for product and process development, process control, defect review and failure analysis. Advanced surface analysis instruments are also used for materials science research by universities and government institutions. For the last twelve month ("LTM") period ended March 28, 1997, PHI had net sales of $64.8 million.


         DATCON INSTRUMENT COMPANY ("DATCON"). Datcon together with its wholly-owned subsidiary, Industrias Jorda, S.L. ("Jorda"), designs and manufactures customized monitoring instrumentation for heavy duty and off-highway vehicles. Datcon's products include instrument clusters, speedometers, tachometers and fuel, temperature and pressure gauges which are used in construction equipment, agricultural machinery, materials handling equipment and generator and compressor engines. For Fiscal 1997, Datcon had net sales of $32.5 million.


         ANDERSON POWER PRODUCTS -- ANDERSON INTERCONNECT, Inc. ("ANDERSON"). Anderson is a leading designer and manufacturer of high efficiency, pluggable power connectors for use in high current, quick disconnect applications including materials handling equipment and other electric-powered vehicles, uninterruptible power supply products, telecommunications and networking equipment and office furniture panel electrification. For Fiscal 1997, Anderson had net sales of $21.6 million.

         NATVAR COMPANY ("NATVAR"). Natvar is a manufacturer of disposable specialty bulk medical grade plastic tubing used primarily in medical devices and for less-invasive surgical procedures. Natvar also produces electrical sleeving and tubing used to protect multiple insulated wires. For Fiscal 1997, Natvar had net sales of $15.2 million.

         GENERAL EASTERN INSTRUMENTS ("GENERAL EASTERN"). General Eastern is a leading designer and manufacturer of relative humidity measurement instruments and humidity calibration instruments. General Eastern's products are used in a wide range of applications including energy management and climate control, calibration and standards laboratories, thermal processing, environmental monitoring and process control. For Fiscal 1997, General Eastern had net sales of $12.2 million.


         HIGH VOLTAGE ENGINEERING EUROPA B.V. ("HVE EUROPA"). HVE Europa is a world leading designer and manufacturer of particle accelerator systems used in scientific and educational research. HVE Europa's products include ion particle accelerator systems, research ion implanters, accelerator mass spectrometer systems and component parts. For Fiscal 1997, HVE Europa had net sales of $8.5 million.


                              COMPETITIVE STRENGTHS

         Management has focused its efforts on acquiring and developing a group of middle market manufacturing businesses that generally share the following competitive strengths:

    - Leading Market Positions. Several of the Company's products hold leading market share positions in their respective niche markets, including the Company's medium voltage VFDs (Robicon), advanced surface analysis instruments (PHI), high current, quick disconnect power connectors (Anderson), humidity calibration instruments (General Eastern) and particle accelerator systems (HVE Europa). The Company believes that applications-engineering expertise, proprietary technology and customer relationships act as significant barriers to entry in several of the Company's markets.

    - Reputation for Innovative Product Development. The Company believes that its operating units have reputations for the development of innovative products designed to address specific customer needs. For example, in November 1994, Robicon introduced its Perfect Harmony(TM) series of medium voltage VFDs which represented a significant technological breakthrough relative to competitors' product offerings by increasing power factor and reducing harmonic distortion typically resulting from the use of VFDs with large electric motors. In addition, PHI has recently introduced several new surface analysis instruments, including the SMART-200(TM), TRIFT II(TM) and 6800 Dynamic SIMS, which each have the ability to analyze every point on an 8-inch semiconductor wafer.

    - Long-Term Relationships with Market-Leading Customers. The Company's operating units serve some of the largest companies in their respective industries, including: Advanced Micro Devices, Advanced Silicon Materials, American Power Conversion, Amoco, Caterpillar, Cummins Engine, E-Z-GO (Textron), Harley-Davidson, Hewlett-Packard, Hitachi, IBM, Lucent Technologies, Massey Ferguson, 3M Healthcare and Yaskawa Electric. With the exception of one customer which accounted for 6.6% of the Company's consolidated net sales for Fiscal 1997, pro forma for the Merger, no customer of any of its operating units accounted for more than 2.7% of such sales. The Company's operating units have long-term relationships with many of their customers; in many cases these relationships have existed in excess of 10 years.

    - Experienced and Incentivized Senior Management Team. The Company and each of its operating units are run by senior managers who have an average of over 20 years of relevant operating experience. The Company's senior management team has financial incentives tied to long-term improvements in the Company's financial performance.

                                BUSINESS STRATEGY

         The Company's business strategy is to increase the sales and profitability of its existing businesses and to build upon their inherent competitive strengths. The Company applies a consistent operating strategy to its individual operating units, key elements of which include:

    - Focus on Applications-Engineered Products. The Company's products are typically engineered based upon specific customer applications. The Company seeks to involve its customers at an early stage of the product development process in order to jointly design new products and to improve existing ones. In certain instances, this process has resulted in the Company becoming a sole source supplier. The Company believes that this strategy has led to incremental long-term business with key customers and the addition of new customers.

    - Integrated Product Development. The Company seeks to develop new products and find new applications for existing products through an integrated product development process that involves cross-functional teams including engineering, manufacturing and marketing personnel. As a result, the Company believes that it is able to design and manufacture products that address specific customer needs and can be manufactured efficiently, cost-effectively and on a timely basis.

    - Focus on Core Competencies. The Company believes that its core competencies are the design, engineering and assembly of applications-engineered products. As part of its focus on these core competencies, the Company has eliminated certain ancillary functions performed by certain of its operating units over the last several years including printed circuit board assembly, machining and metal stamping and plating.

    - Commitment to Process Re-engineering and Total Quality. The Company maintains process re-engineering and Total Quality programs at each of its operating units, which it began implementing in 1993. These programs have enabled the Company to improve product quality, increase manufacturing efficiency and productivity, reduce product lead and cycle times and reduce the relative amount of working capital invested in its businesses.

    - Decentralized Management of Operating Units. The Company's operating units are managed on a decentralized basis by senior managers who apply a consistent operating strategy, while a small corporate staff provides strategic direction and support. As a result of the discrete nature of the Company's operating units, the Company has been able to sell businesses or product lines on an opportunistic basis. For example, since 1988, the Company has divested 12 businesses that generally lacked some or all of the competitive strengths common to its current operating units.

         Acquisitions are also an important part of the Company's growth strategy. The Company seeks to supplement its internal growth with selected add-on acquisitions of businesses that are complementary to its existing operating units. In recent years, both Robicon and Datcon have successfully completed and integrated such add-on acquisitions. In addition, the Company seeks to acquire middle market manufacturing businesses to operate on a stand-alone basis, such as PHI, that possess competitive strengths similar to those of its existing businesses.

                                  RISK FACTORS


         Holders of Series A Preferred Stock and prospective purchasers of Exchange Preferred Stock should consider carefully the information set forth under the caption "Risk Factors," and all other information set forth in this Prospectus, in connection with the Exchange Offer. Specifically, and as described in greater detail under the caption "Risk Factors," prospective purchasers of Exchange Preferred Stock should consider carefully:

         * HIGH LEVEL OF INDEBTEDNESS; ABILITY TO SERVICE INDEBTEDNESS. The Company is, and will continue to be, highly leveraged. The level of the Company's indebtedness could have important consequences to holders of the Exchange Preferred Stock which may be materially adverse. The Company currently anticipates that its operating cash flow, together with available borrowings, will be sufficient to meet its operating expenses and to service its debt requirements as they come due. If, however, the Company is unable to generate sufficient cash flow to meet its debt service obligations or provide adequate long-term liquidity, it will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or raising equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

         * RANKING OF THE EXCHANGE PREFERRED STOCK. The Exchange Preferred Stock will rank junior in right of payment to all existing and future indebtedness of the Company and pari passu with the Series A Preferred Stock.

         * LIMITATIONS ON ABILITY TO PAY DIVIDENDS. The New Revolving Credit Facility and the Indenture governing the Notes limit the amount of cash dividends that may be paid on shares of preferred stock of the Company, including the Exchange Preferred Stock.

         * SUBSIDIARY OPERATIONS; RELIANCE ON SUBSIDIARIES AS PAYMENT SOURCE. The Company conducts the major portion of its business through its direct or indirect subsidiaries. The Company's subsidiaries are separate and distinct legal entities and have no obligations, contingent or otherwise, to pay any amounts due under the Exchange Preferred Stock, to meet the Company's obligations to other creditors or to make funds available therefor.

         * ACQUISITION OF PHI. The acquisition of PHI is the largest acquisition completed by the Company to date. Acquisitions of this magnitude are inherently subject to significant risk. This acquisition will require substantial attention from, and place substantial demands upon, the senior management of the Company.

         * EFFECT OF POSSIBLE QUALIFIED SUBSIDIARY IPO. The Indenture allows each Restricted Subsidiary (as defined herein) that is an obligor under an Intercompany Note to effect a public offering of its securities. Upon the occurrence of such a public offering,
            (i) holders of Warrants will have a one-time right to require the Company to exchange their Warrants for Subsidiary Warrants to purchase common stock of the Restricted Subsidiary effecting such public offering and (ii) holders of Common Shares will have a one-time right to require the Company to exchange their Common Shares for Subsidiary Shares of the Restricted Subsidiary effecting such a public offering. After such a public offering, the Restricted Subsidiary will become an Unrestricted Subsidiary and the cash flow of such Unrestricted Subsidiary will no longer be available to make payments with respect to Exchange Preferred Stock, to service debt or for purposes of determining whether HVE meets the requirements of certain financial covenants in its New Revolving Credit Facility and certain of its other indebtedness. Such events may have an adverse effect on the price at which the Exchange Preferred Stock may be traded.

         * UNCERTAINTIES REGARDING PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY. The Company currently relies on a combination of patents, trade secrets, technical expertise and continuing technological research and development to establish and protect proprietary rights in its products. There can be no assurance that the Company's patents will not be successfully challenged, that any patents that have been applied for will issue, that competitors will not find ways to design around such patents or that third parties will not allege infringement. The Company attempts to ensure that its products and processes do not infringe patents and other proprietary rights of third parties, but there can be no assurance that such an infringement may not be alleged by third parties in the future or that the Company would prevail in any such challenge.

         * VARIABILITY OF CUSTOMER REQUIREMENTS; FLUCTUATIONS IN OPERATING RESULTS. The timing of orders placed by the customers of the Company's operating units varies with the introduction of new products, product life cycles, customer attempts to manage inventory levels, competitive conditions, general economic conditions and the funding of scientific and education research. The variability of the level and timing of orders from, and shipments to, customers may result in significant periodic and quarterly fluctuations in the Company's results of operations. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's operating expenses is relatively fixed, any unanticipated shortfall in revenue in a quarter may have an adverse impact on the Company's results of operations for that quarter, which could impact the Company's ability to pay amounts due under the Notes or other debt or any payments on the Preferred Stock.

         * DEPENDENCE ON KEY PERSONNEL. The success of the Company depends upon the efforts, abilities and expertise of its executive officers and other key employees. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on the Company's operations.



                                THE TRANSACTIONS

         On May 7, 1997, HVE entered into an Agreement and Plan of Merger (the "Merger Agreement") with PHI Acquisition Holdings, Inc. ("PHI Holdings") and Chase Venture Capital Associates, L.P. ("CVCA"), the principal stockholder of PHI Holdings, to acquire PHI for an aggregate consideration of $55.5 million in cash, subject to certain adjustments (the "Merger Consideration"). This acquisition was effected on August 8, 1997 through the merger (the "Merger") of Lauren Corporation, a wholly-owned subsidiary of HVE, with and into PHI Holdings. Immediately thereafter, PHI Holdings was merged with and into Physical Electronics, Inc., its wholly-owned subsidiary, and Physical Electronics, Inc. became a direct, wholly-owned subsidiary of HVE. After the repayment of certain obligations of PHI, including all of PHI's outstanding indebtedness, the remainder of the Merger Consideration was distributed to the holders of the capital stock of PHI Holdings (including holders of options to purchase capital stock).

         In addition to the Merger, on August 8, 1997, the Company completed the following transactions (collectively with the Merger, the "Transactions"): (i) the issuance of $135,000,000 in aggregate principal amount of 10-1/2 Senior Notes due 2004 (the "Notes") and $35,200,000 representing units (the "Units") consisting of an aggregate of 33,000 shares of 12-1/2% Series A Preferred Stock,
82.7429 shares of HVE Common Stock ("Common Shares") and Warrants to purchase
82.7429 shares of HVE Common Stock ("Warrants"), (collectively, the "Offerings"), (ii) a refinancing (the "Refinancing") comprised of the repayment by the Company of certain of its outstanding indebtedness, the redemption of the Company's outstanding redeemable preferred stock, the extinguishment by the Company of certain CIP Agreements (as defined herein), the repurchase by the Company of certain existing warrants, the payment by the Company of certain distributions and the Company's entrance into a new revolving credit facility (the "New Revolving Credit Facility") and (iii) the issuance to HVE by each of its direct Restricted Subsidiaries (as defined herein) of intercompany notes (the "Intercompany Notes") to be pledged by HVE as security for payment of principal and interest on the Notes.

                               THE EXCHANGE OFFER



Securities Offered.............     Up to 33,000 shares of 12-1/2% Series A
                                    Exchange Senior Redeemable Preferred Stock.
                                    The terms of the Exchange Preferred Stock are substantially identical to the terms of the Series A Preferred Stock except that the Exchange Preferred Stock will have been registered under the Securities Act and will not contain terms restricting the transfer of such stock. See "Description of Exchange
                                    Preferred Stock."


The Exchange Offer.............     Shares of Exchange Preferred Stock are being
                                    offered in exchange for any and all of the outstanding shares of Series A Preferred
                                    Stock (on a share for share basis). As of November 7, 1997, 33,000 shares of Series A
                                    Preferred Stock with an aggregate
                                    liquidation preference of $33,000,000 were issued and outstanding. The Company has agreed to make the Exchange Offer in order to satisfy its obligations under the Preferred Stock Registration Rights
                                    Agreement. For a description of the
                                    procedures for tendering, see "Exchange
                                    Offer -- Procedures for Tendering Series A
                                    Preferred Stock."



Expiration Date; Withdrawal....     The Exchange Offer will expire at 5:00 p.m.,
                                    Boston time, on the 30th day after the
                                    effective date of the Registration Statement of which this Prospectus is a part, or such later date and time to which it may be extended in the sole discretion of the Company (the "Expiration Date"). Shares of
                                    Series A Preferred Stock tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any shares of Series A Preferred Stock not accepted for exchange for any reason will be returned without expense to the tendering holders thereof as promptly as practicable after the expiration or termination of the Exchange Offer. See "Exchange Offer --
                                    Expiration Date; Extensions; Termination;
                                    Amendments; and Withdrawal Rights."


Conditions to Exchange Offer...     The Exchange Offer is subject to certain
                                    conditions. See "Exchange Offer -- Certain
                                    Conditions to the Exchange Offer." The
                                    Exchange Offer is not conditioned upon any minimum number of shares of Series A
                                    Preferred Stock being tendered for exchange.

Procedures for Tendering
Series A Preferred Stock.......     Each holder of Series A Preferred Stock
                                    wishing to accept the Exchange Offer must complete, sign and date a Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Existing Notes and any other required documents, to the Exchange Agent (as defined) at the address set forth herein. See

                                    "Exchange Offer -- Series A Preferred
                                    Stock."

Use of Proceeds.............        There will be no proceeds to the Company
                                    from the exchange of Series A Preferred
                                    Stock for Exchange Preferred Stock pursuant to the Exchange Offer.

Certain Federal Income Tax
Consideration...............        The Exchange of the Series A Preferred Stock
                                    for the Exchange Preferred Stock should not be a taxable event to the holder for federal income tax purposes, and the holder should not recognize any taxable gain or loss as a result of such exchange. See "Certain
                                    Federal Income Tax Considerations."

Untendered Series A Preferred
Stock.......................        Upon consummation of the Exchange Offer, the
                                    holders of Series A Preferred Stock, if any, will have no further registration or other rights under the Registration Rights
                                    Agreement, except as provided herein.
                                    Holders of shares of Series A Preferred
                                    Stock who do not tender their shares of
                                    Series A Preferred Stock in the Exchange
                                    Offer or whose shares of Series A Preferred
                                    Stock are not accepted for exchange will continue to hold such shares of Series A
                                    Preferred Stock and will be entitled to all the rights and preferences thereof and will be subject to all the limitations applicable thereto, except for any such rights or limitations which, by their terms, terminate or cease to be effective as a result of this Exchange Offer. All untendered and tendered but unaccepted shares of Series A Preferred
                                    Stock will continue to be subject to the restrictions on transfer provided therein.
                                    To the extent that shares of Series A
                                    Preferred Stock are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted shares of Series A Preferred Stock could be adversely affected.


Exchange Agent                      Boston EquiServe, L.P. is serving as the
                                    Exchange Agent in connection with the
                                    Exchange Offer.


                      TERMS OF THE EXCHANGE PREFERRED STOCK

Liquidation Preference......        $1,000 per share, plus accumulated and
                                    unpaid dividends.

Dividends...................        Dividends on the Exchange Preferred Stock
                                    will accrue from the Issue Date and will be payable semiannually on each August 15 and February 15, commencing February 15, 1998, at a rate per annum of 12-1/2% of the liquidation preference per share. Dividends may be paid, at the Company's option, on any dividend payment date occurring on or prior to August 15, 2002, either in cash or by the issuance of additional shares of Exchange
                                    Preferred Stock having an aggregate
                                    liquidation preference
                                    equal to the amount of such dividends;
                                    provided that if any dividend payable on any dividend payment date subsequent to August
                                    15, 2000 is not paid in full in cash, the per annum dividend rate will be increased by 0.50% from such dividend payment date; and provided, further, that following two such non-cash payments, the per annum dividend rate will be increased by 1.00% for each additional semiannual period in which such non-cash payment occurs, up to a maximum rate of 200 basis points in excess of the dividend rate originally borne by the Exchange Preferred Stock (as shown on the cover of this Prospectus). After the date on which such dividend default is cured, the dividend rate on the Exchange Preferred
                                    Stock will revert to the dividend rate
                                    originally borne by the Exchange Preferred
                                    Stock (as shown on the cover of this
                                    Prospectus).

Optional Redemption.........        The Exchange Preferred Stock will be
                                    redeemable, at the option of the Company, in whole or in part, at any time on or after August 15, 2002, at the redemption prices set forth herein, plus, without duplication, accumulated and unpaid dividends to the redemption date.


Mandatory Redemption........        The Company will be required, subject to
                                    certain conditions, to redeem all of the Exchange Preferred Stock outstanding on
                                    August 15, 2005, at a redemption price equal to 100% of the liquidation preference thereof, payable in cash, plus, without duplication, accumulated and unpaid dividends to the redemption date, which will also be paid in cash (whether or not otherwise payable in cash) to the redemption date. The conditions referenced above will include the absence of applicable contractual restrictions (such as the limitations on cash distributions with respect to capital stock in instruments and agreements with respect to borrowings) and the legal availability of funds for such a redemption (which, under presently applicable law, would require the Company to be solvent after giving effect to such redemption).


Voting......................        Election of Directors: Holders of the
                                    Exchange Preferred Stock (acting as a single class together with holders of any Series A
                                    Preferred Stock), will have the right to elect that number of directors constituting at least 25% of HVE's Board of Directors if cash dividends are in arrears and unpaid for two consecutive semiannual periods after August 15, 2002, and in certain other events.

                                    Other Matters: The Exchange Preferred Stock will otherwise be non-voting, except as otherwise required by law.


Ranking.....................        The Exchange Preferred Stock will rank
                                    senior to the HVE Common Stock and any other class or series of common stock or preferred stock of the Company with respect to dividend rights and rights upon liquidation, dissolution or winding-up of the Company.
                                    The Exchange Preferred Stock will rank pari passu with the Series A Preferred Stock. It will effectively be subordinated to existing and future indebtedness of the Company.

Change of Control...........        Upon the occurrence of a Change of Control,
                                    each holder of the Exchange Preferred Stock will be entitled to require the Company to purchase such holder's Exchange Preferred
                                    Stock at a purchase price equal to 101% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the purchase date. There can be no assurance that the Company will have sufficient funds to pay the required purchase price for all Exchange Preferred
                                    Stock tendered by holders thereof upon the occurrence of a Change of Control. See
                                    "Description of the Exchange Preferred Stock
                                    -- Change of Control Offer."

Certain Covenants...........        The Restated Articles of Organization of HVE
                                    (the "Restated Articles") contain certain restrictive provisions that, among other things, limit the ability of HVE and its Restricted Subsidiaries to (i) declare or pay certain dividends or distributions or payments on capital stock of HVE (other than the Exchange Preferred Stock and the Series
                                    A Preferred Stock) under certain conditions, or (ii) purchase, redeem or make any other acquisition or retirement for value of any capital stock (other than the Exchange
                                    Preferred Stock and the Series A Preferred
                                    Stock) under certain conditions.


         For more complete information regarding the Series A Preferred Stock and the Exchange Preferred Stock, including the definitions of certain capitalized terms used above, see "Description of the Exchange Preferred Stock."

              SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)


         The following table sets forth Summary Unaudited Pro Forma Condensed Financial Data derived from the Unaudited Pro Forma Condensed Consolidated Financial Data contained elsewhere herein. The statement of operations data for the Company's fiscal year ended April 26, 1997 and for the three months ended July 26, 1997 include the results of operations of PHI Acquisition Holdings, Inc. and subsidiaries for the last twelve months ("LTM") ended March 28, 1997 and for the three months ended June 27, 1997, respectively, and give effect to the Transactions as if they had occurred on April 28, 1996. The balance sheet data set forth below present the financial condition of the Company as if the Transactions had occurred on July 26, 1997.


         The Summary Unaudited Pro Forma Condensed Financial Data do not purport to be indicative of the actual financial position or results of operations of the Company that would have actually been attained had the Transactions in fact occurred on the date specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. Furthermore, the Summary Unaudited Pro Forma Condensed Financial Data set forth below do not consider any future events which may occur after the Transactions have been consummated. The Summary Unaudited Pro Forma Condensed Financial Data are based on certain assumptions described in the Notes to Unaudited Pro Forma Condensed Consolidated Financial Data and should be read in conjunction therewith. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of High Voltage Engineering Corporation and subsidiaries and the notes thereto and the consolidated financial statements of PHI Acquisition Holdings, Inc. and subsidiaries and the notes thereto, included elsewhere herein.


                                                                                   PRO FORMA
                                                               ----------------------------------------------
                                                               FISCAL YEAR ENDED           THREE MONTHS ENDED
                                                                APRIL 26, 1997               JULY 26, 1997
                                                               -----------------           ------------------
STATEMENT OF OPERATIONS DATA:
     Net sales ..........................................       $ 237,855                      $ 67,367
     Gross profit .......................................          82,251                        23,894
     Income from operations .............................          14,555                         5,699
     Interest expense ...................................          19,724                         6,477
     Interest income ....................................             418                            69
     Income taxes .......................................           2,104                           968
     Income (loss) from continuing operations before
       extraordinary item ...............................          (6,855)                       (1,677)
     Preferred dividends ................................           4,242                         1,061
     (Loss) available to common stockholders before
       extraordinary item ...............................         (11,097)                       (2,738)
BALANCE SHEET DATA (AT PERIOD END):
     Working capital(a) .................................              --                      $ 48,494
     Total assets .......................................              --                       190,851
     Total debt (including redeemable put warrants)(b) ..              --                       159,135
     Redeemable preferred stock .........................              --                        29,291
     Stockholder's deficiency ...........................              --                       (57,445)
OTHER DATA:
     Adjusted EBITDA(c) .................................       $  25,407                      $  7,900
     Depreciation and amortization ......................           7,914                         1,953
     Capital expenditures ...............................           8,233                         1,952
     Cash interest expense(d) ...........................          16,408                         4,095
     Ratio of Adjusted EBITDA to cash interest
       expense(d) .......................................             1.5X                          1.9X
     Ratio of net debt to Adjusted EBITDA(e) ............              --                           5.9X
     Ratio of net debt and redeemable preferred stock to
       Adjusted EBITDA(f) ...............................              --                           7.0X
     Ratio of earnings to final charges(g)...............              --                            --
Cash flow provided by (used in):
     Operating activities................................       $    (524)                     $  (2,730)
     Investing activities................................          (1,491)                        (1,884)
     Financing activities................................          (4,404)                         1,538





                       (see footnotes on following page)

          NOTES TO SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)


(a) Working capital is defined as total current assets less total current liabilities.



(b) Total debt includes an amount of $2.5 million related to the estimated value of certain redeemable put warrants issued in connection with the Subordinated Notes (as defined herein).



(c) Adjusted EBITDA is defined as earnings from continuing operations before interest, income taxes, depreciation, amortization and non-recurring items. Non-recurring items are comprised of: (i) $210 of severance payments to a former officer of PHI and $60 of relocation expenses were included in administrative and selling expenses in connection with the replacement of such officer of PHI in Fiscal 1997 and reimbursed environmental and litigation costs -- net and other and
         (ii) $166 of severance to a certain former executive of the Company included in administrative and selling expenses in the three months ended July 26, 1997. See Notes F, K and N to "Notes to Consolidated Financial Statements" of High Voltage Engineering Corporation and subsidiaries. EBITDA is not a measure of performance under generally accepted accounting principles ("GAAP"). While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is often used as a measurement in evaluating companies. In particular, since Adjusted EBITDA excludes the non-recurring items described above, the Company believes that trends in Adjusted EBITDA may provide meaningful information as to the Company's ability to satisfy its cash requirements on an on-going basis. Moreover, substantially all of the Company's financing agreements contain covenants in which EBITDA, as defined therein, is used as a measure of financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of other measures of performance determined in accordance with GAAP and analysis of changes in Adjusted EBITDA in recent periods. Investors should note, however, that "Adjusted EBITDA" as used in this prospectus may not be comparable to similarly titled measures presented by other companies and could be misleading, since not all companies and analysts calculate such measures in the same fashion.



(d) For the purpose of computing the ratio of Adjusted EBITDA to cash interest expense, cash interest expense excludes $3.3 million and $2.4 million of non-cash interest expense comprised of amortization of deferred financing costs and accretion of redeemable put warrants for the fiscal year ended April 26, 1997 and for the three months ended July 26, 1997, respectively. See "Unaudited Pro Forma Condensed Consolidated Financial Data" and "Description of Other Indebtedness."



(e) Net debt represents total debt (including redeemable put warrants) less unrestricted cash and cash equivalents. The ratio of net debt to Adjusted EBITDA reflects pro forma net debt as of July 26, 1997 divided by the fiscal year ended April 26, 1997 Adjusted EBITDA.



(f) The ratio of net debt and redeemable preferred stock to Adjusted EBITDA reflects net debt and redeemable preferred stock as of July 26, 1997 divided by the fiscal year ended April 26, 1997 Adjusted EBITDA.




(g) For the purpose of this computation, earnings are defined as income or loss from continuing operations before income taxes, extraordinary items and fixed charges. Fixed charges are the sum of: (i) interest cost; (ii) amortization of deferred financing costs; (iii) the portion of operating lease rental expense that is representative of the interest factor (deemed to one-third); (iv) dividends on preferred stock; and (v) accretion of redeemable put warrants issued in connection with the Subordinated Notes. On a pro forma basis earnings were inadequate to cover fixed charges by $10.6 million in Fiscal 1997 and $2.4 million for the three months ended July 26, 1997, respectively.

                                  RISK FACTORS

         Holders of the Series A Preferred Stock and prospective purchasers of Exchange Preferred Stock should consider carefully the following risk factors in addition to the other information set forth in this Prospectus. Certain of the statements in this Prospectus are forward-looking in nature and, accordingly, are subject to many risks and uncertainties. The actual results that the Company achieves may differ materially from any forward-looking statements in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

HIGH LEVEL OF INDEBTEDNESS; ABILITY TO SERVICE INDEBTEDNESS


         The Company is, and will continue to be, highly leveraged. At July 26, 1997, on a pro forma basis after giving effect to the Transactions, the Company would have had $159.1 million of total indebtedness, mandatorily redeemable preferred stock with an aggregate liquidation preference of $33.0 million, and a stockholder's deficit of $57.4 million. See "Capitalization." On a pro forma basis for Fiscal 1997, the Company's earnings would have been insufficient to cover fixed charges (including preferred dividends requirements and accretion of redeemable put warrants) by approximately $10.6 million. Furthermore, subject to certain restrictions in the Indenture, the Company may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. In brief, and subject to certain exceptions, the Indenture permits the Company to incur additional indebtedness if there is no Default or Event of Default under the Indenture and, after giving effect to the incurrence of the additional indebtedness, the Company would satisfy a specified fixed charge coverage ratio.



         The level of the Company's indebtedness could have important consequences to holders of the Series A Preferred Stock and Exchange Preferred Stock, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional financing in the future, as needed, may be limited; (iii) the Company's leveraged position and covenants contained in the Indenture and other indebtedness of the Company may limit its ability to grow and make capital improvements and acquisitions; (iv) the Company's level of indebtedness may make it more vulnerable to economic downturns; and (v) the Company may be at a competitive disadvantage because some of the Company's competitors are less leveraged, resulting in greater operational and financial flexibility for such competitors.


         The Company currently anticipates that its operating cash flow, together with available borrowings, will be sufficient to meet its operating expenses and to service its debt requirements as they become due. However, the ability of the Company to pay cash dividends on, and to satisfy the redemption obligations in respect of, the Preferred Stock and to satisfy its debt obligations, including the Notes, will be primarily dependent upon the future financial and operating performance of the Company's operating units. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond the control of the Company and its operating units. If the Company is unable to generate sufficient cash flow to meet its debt service obligations or provide adequate long-term liquidity, it will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or raising equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RANKING OF THE EXCHANGE PREFERRED STOCK

         The Exchange Preferred Stock will rank junior in right of payment upon liquidation to all existing and future indebtedness of the Company, including, without limitation, indebtedness under the New Revolving Credit Facility and indebtedness in respect of the Notes, and senior to the HVE Common Stock and any other class or series of common stock or preferred stock issued by the Company subsequent to the Issue Date. The Exchange Preferred Stock will rank pari passu with the Series A Preferred Stock. As of July 26, 1997, pro forma for the Transactions, HVE would have had $159.1 million of senior indebtedness outstanding (including the Notes), of which $20.0 million would have been secured indebtedness, and the subsidiaries of HVE would have had $47.1 million of indebtedness and other liabilities and commitments outstanding (excluding the Intercompany Notes). The Indenture pursuant to which Notes are issued (the "Indenture") limits, but does not prohibit, the incurrence of additional indebtedness by the Company. See "Description of Certain Indebtedness."

LIMITATIONS ON ABILITY TO PAY DIVIDENDS

         The New Revolving Credit Facility and the Indenture limit the amount of cash dividends that may be paid on shares of preferred stock of the Company, including the Exchange Preferred Stock, in certain circumstances. Dividends may be paid, at the company's option, on or prior to August 15, 2002, either in cash or by the issuance of additional shares of Exchange Preferred Stock. In the event that cash dividends on the Exchange Preferred Stock are in arrears and unpaid for two consecutive semiannual periods after such time, holders of the Series A Preferred Stock and Exchange Preferred Stock will have the right to elect that number of directors constituting at least 25% of HVE's Board of Directors. See "Description of Certain Indebtedness" and "Description of the Exchange Preferred Stock -- Voting Rights."


SUBSIDIARY OPERATIONS; RELIANCE ON SUBSIDIARIES AS PAYMENT SOURCE


         The Company conducts a substantial portion of its business through HVE's direct or indirect subsidiaries. HVE's subsidiaries are separate and distinct legal entities and have no obligations, contingent or otherwise, to pay any amounts due under the Exchange Preferred Stock, to meet HVE's obligations to other creditors or to make funds available therefor. Because the shares of Exchange Preferred Stock are direct obligations of HVE, it must rely on the ability of HVE's subsidiaries to pay dividends and make other advances and transfers of funds to generate the funds necessary to meet the Company's obligations, including payment of cash dividends on the Exchange Preferred Stock when due. There can be no assurance that such payments and distributions will be adequate to fund cash dividends on the Exchange Preferred Stock when due. The ability of HVE's subsidiaries to pay such dividends and make such advances and transfers will be subject to applicable state law regulating the payment of dividends. See "Description of Certain Indebtedness".


ACQUISITION OF PHI

         The acquisition of PHI is the largest acquisition completed by the Company to date. Acquisitions of this magnitude are inherently subject to significant risk. Although the Company intends to operate PHI as a stand-alone subsidiary, the acquisition will require some integration of PHI's management, control and administrative systems with those of the Company. The Merger will require substantial attention from, and place substantial demands upon, the senior management of the Company, which may divert attention from and adversely impact their ability to manage the Company's existing businesses.

         The representations and warranties made by PHI and its principal stockholder in the Merger Agreement relating to PHI and the indemnities made with respect to such representations and warranties expired upon the closing of the Merger. As a result, the Company has little or no recourse to PHI and its principal stockholder after the Merger. In addition, unanticipated events or liabilities related to PHI's business could materially and adversely affect the Company and the success of the Merger.

EFFECT OF POSSIBLE QUALIFIED SUBSIDIARY IPO

         Robicon, PHI, Datcon, Anderson and HVE Europa are direct or indirect subsidiaries of HVE. The Indenture allows each Restricted Subsidiary that is an obligor under an Intercompany Note to effect a public offering of shares of its capital stock and any rights, warrants or options to acquire such capital stock (a "Qualified Subsidiary IPO"); provided, among other things, that: (i) any Restricted Subsidiary effecting a Qualified Subsidiary IPO will be obligated to repay in full its Intercompany Note with the net proceeds of such Qualified Subsidiary IPO; (ii) that the Company make a pro rata offer to purchase Notes from the holders thereof equal in aggregate principal amount to the Intercompany Note being repaid by such Restricted Subsidiary at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date; and (iii) that immediately after giving effect to such Qualified Subsidiary IPO, and assuming that the offer to repurchase is fully-subscribed, the Company (excluding the EBITDA and the Consolidated Fixed Charges of the Restricted Subsidiary effecting the Qualified Subsidiary IPO) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under a covenant set forth in the Indenture. Upon the occurrence of a Qualified Subsidiary IPO, holders of Warrants will have a one-time right (with respect to each Qualified Subsidiary IPO) to require the Company, subject to certain restrictions, to exchange their Warrants for Subsidiary Warrants to purchase common stock of the Restricted Subsidiary effecting such Qualified Subsidiary IPO. In addition, upon the occurrence of a Qualified Subsidiary IPO, holders of Common Shares will have a one-time right (with respect to each Qualified Subsidiary IPO) to require the Company, subject to certain restrictions, to exchange their Common Shares for Subsidiary Shares of the Restricted Subsidiary effecting such Qualified Subsidiary IPO. The exchange of Warrants for Subsidiary Warrants and Common Shares for Subsidiary Shares will constitute permitted Restricted Payments under the Indenture. Upon completion of a Qualified Subsidiary IPO, a Restricted Subsidiary will become an Unrestricted Subsidiary and the cash flow of such Unrestricted Subsidiary will no longer be available (i) for any cash payments with respect to the Exchange Preferred Stock, (ii) to service debt obligations of HVE or its remaining Restricted Subsidiaries or (iii) for purposes of determining whether HVE or its remaining Restricted Subsidiaries will be able to incur additional indebtedness, any of which could affect the ability of the Company to meet the requirements of certain financial covenants in the New Revolving Credit Facility and certain of its other indebtedness. There can be no assurance that such events will not have an adverse effect on the price at which the Exchange Preferred Stock may be traded.


UNCERTAINTIES REGARDING PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY

         The Company currently relies on a combination of patents, trade secrets, technical expertise and continuing technological research and development to establish and protect proprietary rights in its products. There can be no assurance that the Company's patents will not be successfully challenged, that any patents that have been applied for will issue, or that competitors will not find ways to design around such patents to provide similar or functionally equivalent products, processes or technologies. In addition, the Company recognizes that the exclusive rights to make, use and sell a technology are granted for only a finite time and that new technologies must be developed on an ongoing basis to replace those under expired patents or which have become obsolete. The Company attempts to ensure that its products and processes do not infringe patents and other proprietary rights of third parties, but there can be no assurance that such an infringement may not be alleged by third parties in the future. If infringement is alleged, there can be no assurance that the Company would prevail in any such challenge, or that if the Company did not prevail, that the necessary licenses would be available on acceptable terms, if at all. In addition, patent and proprietary rights litigation can be extremely protracted and expensive. See "Business -- Patents and Trademarks."

VARIABILITY OF CUSTOMER REQUIREMENTS; FLUCTUATIONS IN OPERATING RESULTS

The timing of orders placed by the customers of the Company's operating units varies with, among other factors, the introduction of new products, product life cycles, customer attempts to manage inventory levels, competitive conditions, general economic conditions and the funding of scientific and educational research. Historically, the industries served by the Company have been cyclical, affected by both general economic conditions and industry-specific cycles. Depressed general economic conditions and cyclical downturns in these industries have had adverse effects on the Company's customers, contributing to fluctuations in the Company's operating results. The variability of the level and timing of orders from, and shipments to, customers may result in significant periodic and quarterly fluctuations in the Company's results of operations. In addition, the Company's operating units rely upon supplies or subcontractors for custom components in their respective manufacturing processes, the loss of which could adversely affect an operating unit's business until alternate suppliers could be found.


         Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's operating expenses is relatively fixed, any unanticipated shortfall in revenue in a quarter may have an adverse impact on the Company's results of operations for that quarter, which could impact the Company's ability to pay amounts due under the Notes, or other debt or any payments on the Preferred Stock. In addition to the factors affecting customer requirements noted above, the Company's operating results may also fluctuate due to factors such as changes in the product mix of sales; changes in manufacturing, raw material and other costs or expenses; competitive pricing pressures; the gain or loss of significant customers and increased research and development expenses. The Company believes that quarter-to-quarter comparisons of results of operations are not necessarily meaningful or indicative of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


DEPENDENCE ON KEY PERSONNEL


         The success of the Company depends upon the efforts, abilities and expertise of its executive officers and other key employees, including its Chairman of the Board and Chief Executive Officer and President and the president or managing director of each of the Company's operating units. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on the Company's operations. Generally, the Company does not offer employment agreements to its executive officers or key employees, nor does the Company maintain key man life insurance on such individuals. See "Management."

TECHNOLOGICAL CHANGE; MANUFACTURING PROCESS DEVELOPMENTS

         The markets for the Company's products may be affected by technological change, continuing process development and new product introductions. The Company's success will depend, in part, upon its continued ability to manufacture products that meet changing customer needs, successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis and enhance and expand its existing product offerings. Current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of the Company's products. The Company has invested and continues to invest substantial resources in research and development for new products and improved manufacturing processes; however, there can be no assurance that the Company's new product or process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render the Company's technology, equipment or processes obsolete or uncompetitive. Any failure or delay in accomplishing these goals could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, to the extent that the Company determines that new manufacturing equipment or processes are required to remain competitive, the acquisition and implementation of the technologies, equipment and processes required are likely to require significant capital investment by the Company.

FOREIGN OPERATIONS

         The Company has manufacturing operations in three foreign countries and sells its products in a significant number of foreign countries. Pro forma for the Merger, approximately $81.0 million, or 34%, of the Company's Fiscal 1997 net sales were from products sold overseas. Risks inherent in foreign operations include fluctuations in foreign currency exchange rates and changes in social, political and economic conditions. Changes in currency exchange rates may affect the relative prices at which the Company and foreign competitors purchase component materials and sell their finished products in the same market. Except with respect to certain of its European operations, the Company generally does not hedge its exposure to foreign currency exchange rate changes. The Company is also exposed to risks associated with changes in the laws and policies that govern foreign investments in countries where it has operations as well as, to a lesser extent, changes in United States laws and regulations relating to foreign trade and investment. While such changes in laws, regulations and conditions to date have not had a material adverse effect on the Company's business or financial condition, there can be no assurance as to the future effect of any such changes.

COMPETITION

         The markets for the Company's products are highly competitive. Many of the Company's competitors are large companies, or divisions or parts of large companies, that have greater financial resources than the Company. The Company believes that the principal points of competition in its market niches are product quality, design and engineering capabilities, product development, conformity to customer specifications, quality of post-sale support, timeliness of delivery and price. The rapidly evolving nature of the markets in which the Company competes may attract new entrants as they perceive opportunities, and the Company's competitors may foresee the course of market development more accurately than the Company. In addition, the Company's competitors may develop products that are superior to the Company's products or may adapt more quickly than the Company to new technologies or evolving customer requirements. The Company expects competitive pressures in these markets to remain strong. These pressures arise from existing competitors, other companies that may enter the Company's existing or future markets and, in certain cases, the Company's customers, which may decide to move production in-house of certain items sold by the Company. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors. Failure to compete successfully could adversely affect the Company's business, results of operations and financial condition. See "Business -- The Operating Units."

RESTRICTIVE DEBT COVENANTS

         Certain loan agreements relating to the financing of Robicon's facility in New Kensington, Pennsylvania, as well as the New Revolving Credit Facility (and any other indebtedness incurred to provide for working capital or other cash needs), contain a number of covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay certain dividends, prepay indebtedness, dispose of certain assets, create liens, make capital expenditures and make certain investments or acquisitions and otherwise restrict corporate activities. The New Revolving Credit Facility also contains (and any indebtedness incurred to provide for working capital or other needs likely will contain) provisions relating to a change of control of the Company. The New Revolving Credit Facility also requires the Company to comply with certain financial ratios and tests, under which the Company will be required to achieve certain financial and operating results. The ability of the Company to comply with such provisions may be affected by events beyond its control, including changes in prevailing economic conditions and in the Company's competitive environment, which could impair the Company's operating performance. A breach of any of these covenants would result in a default under the New Revolving Credit Facility, in which event the lenders under the New Revolving Credit Facility could elect to declare all outstanding amounts borrowed thereunder, together with accrued and unpaid interest thereon, to be due and payable. Such acceleration may also constitute an event of default under the Indenture. As a result of the security interest expected to be afforded to the lender under the New Revolving Credit Facility, there can be no assurance that the Company would have sufficient funds to pay amounts due under the New Revolving Credit Facility, the Notes and the Exchange Preferred Stock, in the event of such acceleration. Acceleration of such indebtedness would have a material adverse effect on the Company. See "Description of Certain Indebtedness."


         In addition, the Indenture contains covenants that, among other things, limit the ability of the Company to incur additional indebtedness, incur liens, pay dividends and make certain other restricted payments, make certain investments, consummate certain assets sales, enter into certain transactions with affiliates, issue subsidiary stock, consolidate or merge with any other person or transfer all or substantially all of the assets of the Company. See "Description of Certain Indebtedness."


         As of the date of this Prospectus, the Company is not in default under any of the foregoing covenants. However, the Company would not at that date satisfy a Fixed Charge Coverage Ratio in the Indenture that would be a condition to incurring certain types of additional indebtedness or making or entering onto certain other payments or transactions. The Company has no present intention and believes that it has no need in the foreseeable future to incur such indebtedness or make or enter into such payments or transactions.


ENVIRONMENTAL COMPLIANCE

         The Company is subject to a variety of environmental laws and regulations that regulate the use, handling, treatment, storage, discharge and disposal of solid and hazardous substances and hazardous wastes used or generated during the Company's manufacturing processes. A failure by the Company to comply with present and future environmental laws and regulations could subject it to future liabilities or the suspension of production. Such environmental laws and regulations could also restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or to incur other significant expenses in connection with its manufacturing processes. Although the Company believes it has made sufficient capital expenditures to maintain compliance with existing laws and regulations, future expenditures may be necessary as compliance standards and technology change. See "Business -- Environmental and Insurance Matters."

PRODUCT LIABILITY

         The Company's businesses expose it to potential product liability risks that are inherent in the design, manufacture and sale of its products. While the Company currently maintains what it believes to be suitable product liability insurance, there can be no assurance that it will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities. In the event of a claim against the Company, a lack of sufficient insurance coverage could have a material adverse effect on the Company. Moreover, even if the Company maintains adequate insurance, any successful claim could materially and adversely affect the reputation and prospects of the Company. See "Business -- Legal Proceedings."

CHANGE OF CONTROL

         Upon the occurrence of a Change of Control, the Company will, subject to certain conditions, be required to offer to purchase all of the Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date and all of the shares of the Exchange Preferred Stock then outstanding at a purchase price equal to 101% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the purchase date. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the purchase price for all of the Notes and all of the shares of the Exchange Preferred Stock that the Company might be required to purchase. The exercise by the respective holders of the Notes and the Exchange Preferred Stock of their right to require the Company to repurchase the Notes and the Exchange Preferred Stock upon the occurrence of a Change of Control could also cause a default under other indebtedness of the Company, even if the Change of Control itself does not, because of the financial effect of such repurchase on the Company. The Company's ability to pay cash to holders of the Notes and the Exchange Preferred Stock upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that, in the event of a Change of Control, the Company will have, or will have access to, sufficient funds or will be contractually permitted under the terms of other outstanding indebtedness and obligations, including the New Revolving Credit Facility, to pay the required purchase price for all of the Notes tendered by holders thereof upon the occurrence of a Change of Control. In addition, the Indenture will restrict the Company's ability to repurchase the shares of the Exchange Preferred Stock, including pursuant to a Change of Control. See "Description of Certain Indebtedness" and "Description of the Exchange Preferred Stock -- Change of Control Offer."

CONTROL BY PRINCIPAL STOCKHOLDERS

         Letitia Corporation beneficially owns over 90% of the outstanding HVE Common Stock. Messrs. Laurence S. Levy and Clifford Press, the Chairman of the Board and Chief Executive Officer, and President and a Director, respectively, of the Company, are the sole directors of Letitia Corporation and, together with certain of their affiliates and family members, beneficially own 90% of the outstanding common stock of Letitia Corporation, before giving effect to any repurchase of Letitia Common Stock from the High Voltage Engineering Corporation Retirement Plan. As a result, Messrs. Levy and Press, and such affiliates and family members, through their control of Letitia Corporation, are currently able to elect all of the directors of HVE, retain the voting power to approve all matters requiring stockholder approval and will continue to control HVE. See "Principal Stockholders."

ADVERSE CONSEQUENCES OF FAILURE TO ADHERE TO EXCHANGE OFFER PROCEDURES

         Issuance of shares of the Exchange Preferred Stock in exchange for shares of the Series A Preferred Stock pursuant to the Exchange Offer will be made only after a timely receipt by the Company of such shares of the Series A Preferred Stock, a properly completed and duly executed Letter of Transmittal and all other required documents. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of shares of the Series A Preferred Stock tendered for exchange will be determined by the Company in its sole discretion, which determination will be final and binding on all parties. Holders of shares of the Series A Preferred Stock desiring to tender such shares of the Series A Preferred Stock in exchange for shares of the Exchange Preferred Stock should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of shares of the Series A Preferred Stock for exchange. Shares of the Series A Preferred Stock that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof and, except as provided herein, the Company will have no further obligations to provide for the registration under the Securities Act of such shares of the Series A Preferred Stock. In addition, any holder of the Series A Preferred Stock who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Preferred Stock may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent that shares of the Series A Preferred Stock are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted shares of the Series A Preferred Stock could be adversely affected. See "Exchange Offer."

LACK OF PUBLIC MARKET FOR THE SECURITIES; RESTRICTIONS ON RESALE

         There is no existing trading market for the Exchange Preferred Stock. There can be no assurance regarding the future development of a market for the Exchange Preferred Stock, or the ability of holders of any of the Exchange Preferred Stock to sell their shares, or the price at which such holders may be able to sell such shares. If such a market were to develop, the Exchange Preferred Stock could trade at prices that may be lower than the initial offering price for Series A Preferred Stock depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchaser has advised the Company that it currently intends to make a market in the Exchange Preferred Stock. The Initial Purchaser is not obligated to do so, however, and any market-making with respect to the Exchange Preferred Stock may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the Exchange Preferred Stock, or that an active public market for the Exchange Preferred Stock will develop. In addition, such market-making activity will be subject to the limitations imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer. The Company does not intend to apply for listing or quotation of the Exchange Preferred Stock on any securities exchange or stock market. See "Plan of Distribution."

                                   THE COMPANY

         The Company owns and operates a diversified group of seven middle market industrial manufacturing businesses. HVE was incorporated in Massachusetts in 1946 by Robert J. van de Graaff, a Massachusetts Institute of Technology professor of nuclear physics. In the 1970s, HVE began acquiring a diversified group of industrial manufacturing businesses. In 1988, the Company was acquired by Letitia Corporation, which is beneficially owned primarily by Laurence S. Levy, Chairman of the Board and Chief Executive Officer of the Company, Clifford Press, President and a Director of the Company, and certain of their affiliates and family members. Since the Company's acquisition by Letitia Corporation, the Company has disposed of 12 non-core businesses and has made four acquisitions, including PHI.

         The Company operates Robicon, PHI, Datcon, Anderson and HVE Europa as direct or indirect wholly-owned subsidiaries. Natvar and General Eastern are operated as divisions of the Company.

         The Company's executive offices are located at 401 Edgewater Place, Suite 680, Wakefield, Massachusetts 01880 and its telephone number is (617) 224-1001.

                                THE TRANSACTIONS

THE OFFERINGS

         On August 8, 1997, the Company issued $135,000,000 in aggregate principal amount of Notes, and $35,200,000 representing 33,000 Units consisting in the aggregate of 33,000 shares of Series A Preferred Stock, 82.7429 shares of HVE Common Stock and Warrants to purchase 82.7429 shares of HVE Common Stock. The gross proceeds to the Company from the Offerings of $170.2 million were or will be used to consummate the Refinancing on August 8, 1997, finance the Merger, for general corporate purposes and to pay related fees and expenses.

THE REFINANCING

         Of such proceeds, the Company used or will use (i) $80.5 million to repay certain of its outstanding indebtedness, including accrued and unpaid interest thereon and prepayment penalties associated therewith, estimated as of the closing of the Transactions; (ii) $11.6 million to redeem all of the Company's outstanding redeemable preferred stock, including accumulated and unpaid dividends thereon, estimated as of the closing of the Transactions; and
(iii) $6.8 million to extinguish the right of BancBoston Capital, Inc. ("BancBoston") pursuant to two agreements (the "CIP Agreements") to require the Company to make "contingent interest payments" to BancBoston under certain circumstances; (iv) $2.5 million to repurchase certain warrants issued in connection with certain subordinated notes included in the repaid indebtedness (the "Subordinated Notes Warrants"); and (v) up to $2.4 million for distributions comprised of $2.25 million which may be used for the repurchase of Letitia Common Stock from the High Voltage Engineering Corporation Retirement Plan representing up to 10% of the outstanding Letitia Common Stock, and $150,000 for a proportional accrual relating to the Subordinated Notes Warrants.

         As a condition to the completion of the Offerings, the Company entered into the New Revolving Credit Facility with a maximum committed amount of $25.0 million. The term of the New Revolving Credit Facility is five years. Obligations under the New Revolving Credit Facility are guaranteed by HVE and all of its domestic subsidiaries and are secured by the inventories and accounts receivable of HVE and its domestic subsidiaries. See "Description of Other Indebtedness -- New Revolving Credit Facility."

THE MERGER

         On May 7, 1997, HVE entered into the Merger Agreement with PHI Holdings and CVCA, the principal stockholder of PHI Holdings, to acquire PHI. The acquisition was effected on August 8, 1997 through the merger of Lauren Corporation, a wholly-owned subsidiary of HVE, with and into PHI Holdings. Immediately thereafter, PHI Holdings was merged with and into Physical Electronics, Inc., its wholly-owned subsidiary, and Physical Electronics, Inc. became a direct, wholly-owned subsidiary of HVE. The aggregate Merger Consideration paid, after adjustment, was approximately $54.6 million in cash and included the payment of the following: (i) approximately $31.6 million in cash consideration to the current holders of the capital stock of PHI (including holders of options to purchase capital stock); (ii) approximately $9.8 million to The Perkin-Elmer Corporation in repayment of a convertible subordinated promissory note of PHI (the "Perkin-Elmer Note"); (iii) approximately $7.6 million in the aggregate to First Bank National Association to repay a term promissory note of PHI; (iv) approximately $1.3 million to CVCA as an advance against expenses incurred or to be incurred by CVCA in its capacity as representative of the holders of the capital stock of PHI as determined immediately prior to the consummation of the Merger; and (v) an aggregate of approximately $4.3 million to the former and current Chief Executive Officers of PHI in payment of certain existing obligations of PHI to such officers. Approximately $12.9 million of the $31.6 million in cash consideration paid to the holders of the capital stock of PHI in the Merger was received by 93 officers, directors and employees of, and consultants to, PHI in exchange for their capital stock and options to purchase capital stock of PHI. See "Certain Relationships and Related Transactions." In addition, pre-Merger holders of the capital stock of PHI (including holders of options to purchase capital stock) are entitled to receive an amount in cash equal to the amount of any refunds the Company receives after the closing of the Merger of taxes paid by PHI for periods prior to the closing of the Merger and an amount in cash equal to the amount, if any, by which the cash and cash equivalents of PHI on the closing date exceed the cash and cash equivalents of PHI on July 31, 1997.

INTERCOMPANY NOTES


         At the closing of the Offerings, the Company's direct Restricted Subsidiaries issued Intercompany Notes to the Company in consideration for the release of certain obligations of such Restricted Subsidiaries relating to the indebtedness repaid in connection with the Refinancing. The Intercompany Notes are in the following principal amounts: (i) Robicon: $39.5 million; (ii) PHI:
$39.5 million; (iii) Datcon: $19.0 million; (iv) Anderson: $19.0 million; and
(v) HIVEC Holdings, Inc., a direct, wholly owned subsidiary of HVE which in turn owns all the capital stock of HVE Europa ("HIVEC Holdings"): $3.5 million. The Intercompany Notes: (i) are senior obligations of each Restricted Subsidiary;
(ii) have terms substantially similar to the terms of the Notes; and (iii) may not be forgiven by the Company as long as the Notes remain outstanding; provided, however, that the Intercompany Note of a particular Restricted Subsidiary must be repaid with the Net Proceeds of a Qualified Subsidiary IPO of such Restricted Subsidiary. See "Description of Certain Indebtedness." The respective principal amounts of the Intercompany Notes do not limit the amount of funds that may be generated by a particular Restricted Subsidiary and used by the Company to make payments on the Notes, the Preferred Stock or for other purposes.

                                 USE OF PROCEEDS

    No proceeds will be received by the Company from the Exchange Offer. The gross proceeds to the Company from the Offerings, of $170.2 million were or will be used to consummate the Refinancing, to finance the Merger, for general corporate purposes and to pay related fees and expenses. See "The Transactions." The following table sets forth the sources and uses of funds as of the closing date of the Transactions (dollars in thousands):


       SOURCES OF FUNDS:
            Notes sold in Offering ........................       $135,000
            Units sold in Offering ........................         35,200
                                                                  --------
                 Total sources of funds ...................       $170,200
                                                                  ========
       USES OF FUNDS:
            Repayment of Former Revolving Credit
              Facility due 2001(a) ........................       $ 14,426
            Repayment of Senior Term Loan due 2003(b) .....          8,231
            Repayment of Senior Secured Notes due 2003(c) .         23,551
            Repayment of Senior Unsecured Notes due 2003(d)          7,723
            Repayment of Subordinated Notes due 2004(e) ...         26,544
            Redemption of Series C Preferred Stock(f) .....          6,871
            Redemption of Series B Preferred Stock(g) .....          4,750
            Extinguishment of BancBoston CIP Agreements (h)          6,750
            Repurchase of certain Subordinated Notes
                Warrants (i) ..............................          2,500
            Cash purchase price of PHI(j) .................         54,536
            Distributions to fund Letitia Common
                Stock repurchase (k) ......................          2,400
            General corporate purposes ....................          4,935
            Estimated fees and expenses ...................          6,983
                                                                  --------
                 Total uses of funds ......................       $170,200
                                                                  ========

----------
(a) The Company's former senior revolving credit facility (the "Former Revolving Credit Facility") bore interest, at the Company's option, at (i) LIBOR plus 2.75% or (ii) the Base Rate (as defined therein) currently 8.50%, and matured on April 30, 2001. Repayment included $400,000 in prepayment penalties and $26,000 of accrued and unpaid interest.

(b) The Company's senior term loan (the "Senior Term Loan") bore interest at the Company's option at (i) LIBOR plus 3.25% or (ii) the Base Rate plus .75% (as defined therein), currently 9.25% and matured on April 30, 2003. Repayment included $17,000 of accrued and unpaid interest.

(c) The Company's senior secured notes (the "Senior Secured Notes") bore interest at 10.84% and matured on May 1, 2003. Repayment included a make whole premium of $3.0 million and $0.6 million of accrued and unpaid interest.

(d) The Company's senior unsecured notes (the "Senior Unsecured Notes") bore interest at 12.09% and matured on May 1, 2003. Repayment included $493,000 in prepayment penalties and $230,000 of accrued and unpaid interest.

(e) The Company's senior subordinated notes (the "Subordinated Notes") paid cash interest that, together with accrued non-cash interest, provided an annual yield to maturity of 14%. The Subordinated Notes matured on May 1, 2004. Repayment included $6.2 million in prepayment penalties and $0.5 million of accrued and unpaid interest.

(f) The Series C Preferred Stock had an aggregate liquidation preference of $6.9 million (as of the closing date of the Transactions) and was mandatorily redeemable on June 1, 2000. All of the outstanding Series C Preferred Stock was owned by Letitia Corporation, which had issued to Quest Equities Corp. ("Quest") a class of its own capital stock (the "Letitia Quest Preferred

         Stock") having identical rights and preferences to the Series C Preferred Stock. Letitia Corporation caused the redemption of all of the outstanding Letitia Quest Preferred Stock, simultaneously with the closing of the Transactions, with the proceeds of the redemption of the Series C Preferred Stock. In connection with the redemption of the Letitia Quest Preferred Stock, certain rights of Quest under agreements substantially similar to the CIP Agreements, pursuant to which, under certain circumstances, Quest was entitled to demand "contingent interest payments" equal to a minimum of 3.1% of HVE's common stock equity value at the time payment was demanded, were extinguished.

(g) The Series B Preferred Stock had an aggregate liquidation preference of $4.8 million, and was mandatorily redeemable by the Company on March 17, 2008. All of the outstanding 25,705 shares of Series B Preferred Stock were held by Letitia Corporation. Messrs. Laurence S. Levy and Clifford Press, the Chairman of the Board and Chief Executive Officer, and President and a Director, respectively, of the Company and certain of their affiliates and family members beneficially own 90% of the outstanding Letitia Common Stock, before giving effect to any repurchase of Letitia Common Stock from the High Voltage Engineering Corporation Retirement Plan.

(h) Under the terms of the CIP Agreements, BancBoston had the right to demand cash payments equal to a minimum of approximately 12.4% of the Company's common stock equity value determined as the greater of the fair market value or the Formula Value of the Company's common stock equity at the time the demand is made. The Formula Value was an amount calculated as of a certain date by (a) multiplying the Company's Consolidated EBITA (as defined therein) during the preceding 12 full calendar months by 6.5, (b) subtracting the total amount of the Company's consolidated indebtedness for borrowed money outstanding on such date and (c) adding to this amount the Company's cash and cash equivalents on such date (adjusted to include the amount of certain distributions). The Company and BancBoston extinguished these CIP Agreements, simultaneously with the closing of the Transactions, along with other accommodations, in return for payment to BancBoston of $6.75 million from a portion of the net proceeds of the Offerings.

(i) Represents the repurchase of warrants that entitled the holders thereof to purchase 71.43 shares of HVE Common Stock, or 6.25% of HVE's Common Stock on a fully diluted basis. In connection with the issuance of the Subordinated Notes in May 1996, the Company issued to the holders thereof warrants (the "Subordinated Notes Warrants") to purchase 142.86 shares of HVE Common Stock, representing 12.5% of the fully-diluted HVE Common Stock.

(j) The Merger Consideration paid at the closing date of the Transactions, after adjustment, of approximately $54.5 million was distributed as follows: (i) approximately $31.6 million in cash consideration to the holders of the capital stock of PHI (including holders of options to purchase capital stock); (ii) approximately $9.8 million to repay the Perkin-Elmer Note, which bore interest at a rate of 10.0% and had a scheduled final maturity of May 20, 2001; (iii) approximately $7.6 million in the aggregate to First Bank National Association to repay a term promissory note of PHI, which had a scheduled maturity of June 30, 2000 and formerly bore interest at a rate of 8.75%; (iv) approximately $1.3 million to CVCA as an advance against expenses incurred or to be incurred by CVCA in its capacity as representative of the holders of the capital stock of PHI as determined immediately prior to the consummation of the Merger; and (v) an aggregate of approximately $4.3 million to the former and current Chief Executive Officers of PHI in payment of certain obligations of PHI to such officers. Approximately $12.9 million of the $31.6 million in cash consideration paid to the holders of the capital stock of PHI in the Merger was received by 93 officers, directors and employees of, and consultants to, PHI in exchange for their capital stock and options to purchase capital stock of PHI. These estimated payments do not include post-closing adjustments which may be required. See "The Transactions -- The Merger" and "Certain Relationships and Related Transactions."

(k) Represents a distribution to Letitia Corporation of up to $2.25 million to fund the intended purchase of Letitia Common Stock held by the High Voltage Engineering Corporation Retirement Plan representing up to 10% of the outstanding Letitia Common Stock, and a $150,000 proportional accrual relating to the Subordinated Notes Warrants not repurchased with a portion of the net proceeds of the Offerings.

                                 CAPITALIZATION
                             (DOLLARS IN THOUSANDS)

         The following table sets forth the consolidated capitalization of High Voltage Engineering Corporation and subsidiaries as of July 26, 1997, PHI Acquisition Holdings, Inc. and subsidiaries as of June 27, 1997, and the Company pro forma as of July 26, 1997, as adjusted to reflect the Transactions. This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Condensed Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere herein.



                                                  HISTORICAL                         PRO FORMA
                                           ------------------------       ------------------------------
                                            HVE(a)          PHI(b)        ADJUSTMENTS          COMBINED
                                           --------        --------       -----------          ---------
                                          (UNAUDITED)
New Revolving Credit Facility(c) ...       $     --        $     --        $      --           $      --
Existing senior secured debt(d) ....         40,062           7,832          (47,894)                 --
Notes sold in the Offering .........             --              --          135,000             135,000
Senior Unsecured Notes .............          7,000              --           (7,000)                 --
Other debt(e) ......................         21,635           9,673           (9,673)             21,635
Subordinated Notes(f) ..............         19,741              --          (19,741)                 --
Redeemable put warrants ............          5,000              --           (2,500)              2,500
                                           --------        --------        ---------           ---------
          Total debt ...............         93,438          17,505           48,192             159,135
                                           --------        --------        ---------           ---------
Series A Redeemable Preferred Stock              --              --           33,000              29,291
                                                                              (2,200)
                                                                              (1,509)
Series B Redeemable Preferred Stock           4,750              --           (4,750)                 --
Series C Redeemable Preferred Stock           6,852              --           (6,852)                 --

Stockholder's Deficiency
     Common stock ..................              1              16              (16)                  1
     Paid-in capital ...............         17,326           6,555            2,200              19,425
                                                                              (6,555)
                                                                                (101)
     Retained earnings (accumulated
       deficit) ....................        (57,182)          8,078          (21,850)(g)         (76,832)
                                                                              (8,078)
                                                                               2,200

     Cumulative foreign currency
       translation adjustment.......            (39)           (454)             454                 (39)
                                           --------        --------        ---------           ---------
          Total stockholder's equity
            (deficiency) ...........        (39,894)         14,195          (31,746)            (57,445)
                                           --------        --------        ---------           ---------
          Total capitalization .....       $ 65,146        $ 31,700        $  34,135           $ 130,981
                                           ========        ========        =========           =========


----------

(a) For purposes of this table, the term "HVE" refers to High Voltage Engineering Corporation and subsidiaries.

(b) For purposes of this table, the term "PHI" refers to PHI Acquisition Holdings, Inc. and subsidiaries.

(c) The New Revolving Credit Facility will be a $25.0 million senior secured revolving credit facility and will bear interest at (i) the Lender's Base Rate plus 0.25% or (ii) LIBOR plus 1.50%.

(d) Comprised of the Existing Revolving Credit Facility, the Senior Term Loan, the Senior Secured Notes and PHI's term promissory note.

(e) Other debt is comprised of capital leases, industrial revenue bonds ("IRBs"), mortgage notes, notes payable, the foreign credit line and the Perkin-Elmer Note.

(f) The Subordinated Notes were issued at a price of 82.086% of the principal amount thereof. The initial carrying value also reflected an additional discount related to the value allocated to redeemable put warrants (the "Subordinated Notes Warrants") issued in connection therewith.





(g) Reflects the payment of prepayment penalties, the write-off of purchased in-process research development, the write-off of deferred financing costs, increase in cost of sales from inventory revaluation arising from purchase accounting, a charge related to the extinguishment of the BancBoston CIP Agreements, distributions to fund the Letitia Common Stock repurchase and a payment to fund a proportional accrual relating to the Subordinated Notes Warrants.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA


         The following Unaudited Pro Forma Condensed Consolidated Balance Sheet presents the pro forma financial position of the Company as if the Transactions had occurred on July 26, 1997. The following Unaudited Pro Forma Condensed Consolidated Statements of Operations for Fiscal 1997 and the three months ended July 26, 1997 present the results of operations of the Company as if the Transactions had occurred at the beginning of the periods presented. The Unaudited Pro Forma Condensed Consolidated Financial Data for Fiscal 1997 have been prepared by the Company's management and are not necessarily indicative of the Company's financial position and results of operations had the Transactions actually occurred on the assumed dates, nor are they necessarily indicative of the Company's financial position and results of operations for any future period. In the opinion of management, all necessary adjustments have been made to fairly present this pro forma information. The Unaudited Pro Forma Condensed Consolidated Financial Data are based on the historical financial statements of High Voltage Engineering Corporation and subsidiaries and PHI Acquisition Holdings, Inc. and subsidiaries, and give effect to the assumptions and adjustments set forth in the accompanying notes. References in this Prospectus to the Company's pro forma fiscal year ended April 26, 1997, combine, on a pro forma basis, the results of High Voltage Engineering Corporation and subsidiaries for Fiscal 1997 and PHI Acquisition Holdings, Inc. and subsidiaries for the last twelve months ("LTM") ended March 28, 1997. References in this Prospectus to the Company's pro forma three months ended July 26, 1997, combine, on a pro forma basis, the results of High Voltage Engineering Corporation and subsidiaries for the three months ended July 26, 1997 and PHI Acquisition Holdings, Inc. and subsidiaries for the three months ended June 27, 1997. The fiscal year end of PHI Acquisition Holdings, Inc. and subsidiaries is on the Friday closest to June 30.



         The allocation of the aggregate purchase price for the Merger, together with the liabilities assumed pursuant thereto, to the net assets acquired has been based on management's preliminary estimate of the fair value of such assets and liabilities. Adjustments to asset values, including inventories, and liabilities in the final allocation may differ from these estimates, which could impact future earnings. Management believes that such adjustments will not have a material impact on the pro forma financial statements.


         The Unaudited Pro Forma Condensed Consolidated Financial Data should be read in conjunction with the "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Transactions," the audited consolidated financial statements of High Voltage Engineering Corporation and subsidiaries and the notes thereto, and the audited and unaudited financial statements of PHI Acquisition Holdings, Inc. and subsidiaries and the notes thereto, included elsewhere in this Prospectus.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF JULY 26, 1997
                             (DOLLARS IN THOUSANDS)


                                                                 HISTORICAL                       PRO FORMA
                                                          -----------------------       -----------------------------
                                                           HVE(a)          PHI(b)       ADJUSTMENTS          COMBINED
                                                          --------        -------       -----------          --------
                                                         (UNAUDITED)
                            ASSETS
CURRENT ASSETS
  Cash and cash equivalents ......................        $  1,393        $   815       $  7,237 (c)         $  9,445
  Restricted cash ................................           1,966             --                               1,966
  Accounts receivable -- net .....................          33,043         19,188                              52,231
  Inventories ....................................          22,669         12,735          1,000 (e)           35,404
                                                                                          (1,000)(d)
  Prepaid expenses and other current assets ......           1,165            387                               1,552
                                                          --------        -------       --------             --------
         Total current assets ....................          60,236         33,125          7,237              100,598
PROPERTY, PLANT AND EQUIPMENT -- Net .............          30,588         10,236          7,900 (e)           48,724
INVESTMENT IN JOINT VENTURE ......................              --          1,873                               1,873
ASSETS HELD FOR SALE .............................           5,233             --                               5,233
OTHER ASSETS -- Net ..............................          16,389            626          5,023 (c)           26,300
                                                                                          (5,800)(d)
                                                                                          (2,538)(d)
                                                                                          12,600 (e)
COST IN EXCESS OF NET ASSETS ACQUIRED ............              --             --          8,123 (e)            8,123
                                                          --------        -------       --------             --------
                                                          $112,446        $45,860       $ 32,545             $190,851
                                                          ========        =======       ========             ========
LIABILITIES AND STOCKHOLDER'S (DEFICIENCY) EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt obligations        $  2,626        $ 2,375       $ (1,429)(c)         $  1,197
                                                                                          (2,375)(c)
  Foreign credit line ............................           2,042             --                               2,042
  Accounts payable ...............................          15,559          2,274                              17,833
  Accrued interest ...............................           8,027            125         (1,277)(c)              125
                                                                                          (6,750)(c)
  Accrued liabilities ............................          11,547          9,224        (10,112)(c)           20,771
                                                                                          10,112 (d)
  Advance payments by customers ..................           5,373          1,226                               6,599
  Federal, foreign and state income taxes payable               51            276                                 327
  Deferred income taxes ..........................           2,917            293                               3,210
                                                          --------        -------       --------             --------
         Total current liabilities ...............          48,142         15,793        (11,831)              52,104
REDEEMABLE PUT WARRANTS ..........................           5,000             --         (2,500)(c)            2,500
LONG-TERM OBLIGATIONS, LESS CURRENT MATURITIES ...          83,770         15,130        135,000 (c)          153,396
                                                                                         (65,374)(c)
                                                                                         (15,130)(c)
DEFERRED INCOME TAXES ............................           1,146             --          6,437 (e)            7,583
OTHER LIABILITIES ................................           2,680            742                               3,422
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK .......................          11,602             --         33,000 (c)           29,291
                                                                                          (2,200)(c)
                                                                                         (11,602)(c)
                                                                                          (1,509)(c)
STOCKHOLDER'S (DEFICIENCY) EQUITY ................         (39,894)        14,195          2,200 (c)          (57,445)
                                                                                            (101)(c)
                                                                                           2,200 (c)
                                                                                         (21,850)(d)
                                                                                         (14,195)(e)
                                                          --------        -------       --------             --------
                                                          $112,446        $45,860       $ 32,545             $190,851
                                                          ========        =======       ========             ========



                 See accompanying Notes to Unaudited Pro Forma
                     Condensed Consolidated Balance Sheet.

        NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF JULY 26, 1997
                             (DOLLARS IN THOUSANDS)


(a) For purposes of the Unaudited Pro Forma Condensed Consolidated Balance Sheet, the term "HVE" refers to High Voltage Engineering Corporation and subsidiaries.


(b) For purposes of the Unaudited Pro Forma Condensed Consolidated Balance Sheet, the term "PHI" refers to PHI Acquisition Holdings, Inc. and subsidiaries. The financial position of PHI is as of June 27, 1997, the end of PHI's fiscal year.



(c) Reflects the estimated sources and uses of funds for the Transactions, assuming they had occurred as of July 26, 1997. Actual use of proceeds as of the closing date of the Transactions will differ. See "Use of Proceeds.":


SOURCES OF FUNDS:
  Notes sold in Offering.....................................................                       $135,000
  Units sold in Offering(i)..................................................                         35,200
                                                                                                    --------
          Total sources of funds.............................................                        170,200
                                                                                                    ========
USES OF FUNDS:
  Merger:
     Cash consideration paid to holders of PHI capital stock and
      holders of options to purchase capital stock(ii).......................      $32,858
     Payments to current and former officers of PHI..........................        4,173
     Repayment of existing PHI indebtedness:
       Term promissory note-- current maturities.............................        2,375
       Term promissory note-- long-term obligations..........................        5,457
       Perkin-Elmer Note-- long-term obligations.............................        9,673          $ 54,536
                                                                                   -------
     Estimated Merger expenses...............................................                            350
  Repayment of HVE's indebtedness:
     Senior Term Loan-- current maturities...................................                          1,429
     Existing Revolving Credit Facility......................................       11,491
     Senior Term Loan........................................................        7,142
     Senior Secured Notes....................................................       20,000
     Senior Unsecured Notes..................................................        7,000
     Subordinated Notes(iii).................................................       19,741            65,374
                                                                                   -------
     Accrued interest........................................................                          1,277
     Prepayment penalties and make whole premiums:
          Prepayment penalty -- Existing Revolving Credit
            Facility.........................................................          400
          Make whole premium-- Senior Secured Notes..........................        2,960
          Prepayment penalty-- Senior Unsecured Notes........................          493
          Prepayment penalty-- Subordinated Notes(iii).......................        6,259            10,112
                                                                                   -------
  Redemption of HVE's redeemable preferred stock(iv).........................                         11,602
  Extinguishment of BancBoston CIP Agreements (v)............................                          6,750
  Repurchase of certain Subordinated Notes Warrants (vi).....................                          2,500
  Distributions to fund Letitia Common Stock repurchase (vii)................                          2,400
  General corporate purposes.................................................                          7,237
  Estimated fees and expenses associated with the Notes Offering.............                          4,823
  Estimated fees and expenses associated with the New Revolving
     Credit Facility.........................................................                            200
  Estimated fees and expenses associated with Series A Preferred
         Stock and Warrants (viii)...........................................                          1,509
  Estimated fees and expenses associated with the Common
         Shares..............................................................                            101
                                                                                                    --------
          Total uses of funds................................................                       $170,200
                                                                                                    ========
Summary of estimated fees and expenses:
  Estimated Merger Expenses..................................................      $   350
  Notes Offering.............................................................        4,823
  New Revolving Credit Facility..............................................          200
  Series A Preferred Stock and Warrants......................................        1,509
  Common Shares..............................................................          101
                                                                                   -------
                                                                                   $ 6,983
                                                                                   =======


----------

         (i) The proceeds from the Units sold in the Offering, excluding the $2.2 million of proceeds from the Common Shares, which have been allocated by the Company between the Series A Preferred Stock ($30,800) and the Warrants ($2,200) based on the initial estimated value of such Warrants at the Issue Date. The initial estimated value of such Common Shares, Series A Preferred Stock and Warrants are based on preliminary evaluations by the Company and are subject to change.

         (ii) Cash consideration paid to the holders of PHI capital stock and holders of options to purchase capital stock includes transaction fees and expenses of approximately $1.2 million. In addition, the Company may be required to pay to the former shareholders of PHI contingent consideration in an amount equal to (1) income tax refunds, if any, that the Company receives after closing of the Merger for taxes paid by PHI for periods prior to the closing of the Merger and (2) an amount in cash equal to the amount, if any, by which the cash and cash equivalents of PHI on the closing date exceed its cash and cash equivalents on July 31, 1997. (The Company does not expect any material payment to be required under item (2) above.)


         (iii) HVE's Subordinated Notes were issued at a price of 82.086% of the principal amount thereof, resulting in gross proceeds to HVE of $20.5 million. The carrying value of the Subordinated Notes at July 26, 1997 reflects an additional discount of $2.4 million related to the value allocated to the redeemable put warrants issued in connection therewith. The Subordinated Notes were redeemed at a redemption price of $26.0 million, 104% of the principal amount thereof, plus accrued and unpaid interest thereon.


         (iv) In connection with the Refinancing, the Company redeemed the issued and issuable shares of all of the Company's redeemable preferred stock comprised of the Series B Preferred Stock and the Series C Preferred Stock at their carrying value. See "Use of Proceeds."

         (v) Under the terms of the CIP Agreements, BancBoston had the right to demand cash payments equal to a minimum of approximately 12.4% of the Company's common stock equity value determined as the greater of the fair market value or the Formula Value of the Company's common stock equity at the time the demand is made. The Formula Value was an amount calculated as of a certain date by (a) multiplying the Company's consolidated EBITA (as defined therein) during the preceding 12 full calendar month by 6.5, (b) subtracting the total amount of the Company's consolidated indebtedness for borrowed money outstanding on such date and (c) adding to this amount the Company's cash and cash equivalents on such date (adjusted to include the amount of certain distributions). The Company and BancBoston extinguished these CIP Agreements, simultaneously with the closing of the Transactions, along with other accommodations, in return of payment to BancBoston of $6.75 million from a portion of the net proceeds of the Offerings.


         (vi) Represents the repurchase of warrants entitling the holders thereof to purchase 71.43 shares of HVE's Common Stock, or 6.25% of HVE's Common Stock on a fully diluted basis. In connection with the issuance of the Subordinated Notes in May 1996, the Company issued to the holders thereof warrants to purchase 142.86 shares of HVE Common Stock, representing 12.5% of the fully-diluted HVE Common Stock.


         (vii) Represents a $2.25 million distribution to Letitia Corporation to fund the intended purchase of Letitia Common Stock held by the High Voltage Engineering Corporation Retirement Plan representing up to 10% of the outstanding Letitia Common Stock, and a $150,000 proportional accrual relating to the Subordinated Notes Warrants.

         (viii) On a historical basis, costs associated with the issuance of the Series A Preferred Stock and Warrants will be charged to paid-in-capital.

(d)      Reflects the following adjustments to Stockholder's equity
         (deficiency):

Charges to historical earnings:
Make whole premiums and prepayment penalties on HVE indebtedness.............     $10,112
Write-off of purchased in-process research and development...................       5,800
Write-off of deferred financing costs........................................       2,538
Increase in cost of sales from inventory revaluation ........................       1,000
                                                                                  -------
      Subtotal...............................................................                   $19,450
Distributions to fund Letitia Common Stock repurchase........................                     2,400
                                                                                                -------
     Total...................................................................                   $21,850
                                                                                                =======


(e) Reflects the purchase price allocation to cost in excess of net assets acquired using the purchase method of accounting. The preliminary allocation of the purchase price and related transaction costs is as follows:


  Cash consideration paid to holders of PHI capital stock and
   holders of options to purchase capital stock...................   $32,858
  Payments to current and former officers of PHI..................     4,173          $37,031
                                                                     -------
  Estimated Merger expenses.......................................                        350
  Less: Merger adjustments to PHI's historical financial
    statements(i):
       Elimination of PHI's stockholders' equity..................    14,195
       Increase in intangibles(ii)(iii)...........................    12,600
       Write-up of PHI fixed assets(iii)..........................     7,900
       Write-up of PHI inventory (iii)............................     1,000
       Deferred tax liability arising from the Merger ............    (6,437)          29,258
                                                                     -------          -------
            Cost in excess of net assets acquired................                     $ 8,123
                                                                                      =======


----------


         (i) The purchase price allocation is subject to final determination upon the closing of the Merger. Contingent consideration relating to income tax refunds and excess cash may be required. See "The Transactions." The fair value of net assets acquired has been based on management's preliminary estimate of the fair value of such assets and liabilities. Adjustments to asset values, including inventories and liabilities in the final allocation may differ from these estimates, which could impact future earnings. Management believes that such adjustments will not have a material impact on the pro forma financial statements.


         (ii) Consists of the following (with the amortization period noted parenthetically):

                  Patents/patent applications (11 years).............................  $  6,800
                    In-process research and development -- (see note (d) above)......     5,800
                                                                                       --------
                             Total...................................................  $ 12,600
                                                                                       ========

         (iii) Based on a preliminary estimate by management as of March 28, 1997, and current fixed asset additions after such date.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE FISCAL YEAR ENDED APRIL 26, 1997
                             (DOLLARS IN THOUSANDS)


                                                               HISTORICAL                         PRO FORMA
                                                        -------------------------        ---------------------------
                                                         HVE(a)           PHI(b)         ADJUSTMENTS        COMBINED
                                                        --------       ----------        -----------        --------
                                                                       (UNAUDITED)
Net sales ......................................        $173,103         $64,752                            $237,855
Cost of sales ..................................         114,848          39,641         $    (43)(c)        155,604
                                                                                            1,000 (d)
                                                                                              158 (g)
                                                        --------         -------         --------           --------
     Gross profit ..............................          58,255          25,111           (1,115)            82,251
Administrative and selling expenses ............          36,967          10,251              (24)(c)         48,396
                                                                                              407 (e)
                                                                                              618 (f)
                                                                                              177 (g)
Research and development expenses ..............           9,361           7,286              (15)(c)         16,632
Reimbursed environmental and litigation
  costs-net ....................................              26              --                                  26
Other ..........................................           2,234             408                               2,642
                                                        --------         -------         --------           --------
     Income from operations ....................           9,667           7,166           (2,278)            14,555
Interest expense ...............................          11,989           1,821            3,714 (h)         19,724
                                                                                            2,200 (i)
Interest income ................................            (351)            (67)                               (418)
                                                        --------         -------         --------           --------
     Income (loss) from continuing operations
       before income taxes and extraordinary
       item ....................................          (1,971)          5,412           (8,192)            (4,751)

Income taxes ...................................             526           1,578               -- (j)          2,104
                                                        --------         -------         --------           --------
     Income (loss) from continuing operations
       before extraordinary item ...............          (2,497)          3,834           (8,192)            (6,855)

     Preferred dividend requirement ............            (479)             --           (3,763)(k)         (4,242)
                                                        --------         -------         --------           --------
Income (loss) available to common
  stockholders before extraordinary item .......        $ (2,976)        $ 3,834         $(11,955)          $(11,097)
                                                        ========         =======         ========           ========
Ratio of earnings to fixed charges(l) ..........              --                                                  --
Adjusted EBITDA data(m):
  Income from operations .......................        $  9,667         $ 7,166         $ (2,278)          $ 14,555
  Reimbursed environmental and litigation
     costs-net .................................              26              --               --                 26
  Other ........................................           2,234             408               --              2,642
  Depreciation and amortization ................           4,376           2,595              943              7,914
  PHI severance and relocation expenses ........              --             270               --                270
                                                        --------         -------         --------           --------
     Adjusted EBITDA ...........................        $ 16,303         $10,439         $ (1,335)          $ 25,407
                                                        ========         =======         ========           ========
Cash flow provided by (used in):
  Operating activities ........................         $    627         $ 3,898         $ (5,049)          $   (524)
  Investing activities ........................           (3,066)          1,575               --             (1,491)
  Financing activities ........................            1,893          (2,534)          (3,763)            (4,404)


      See accompanying Notes to Unaudited Pro Forma Condensed Consolidated
                            Statement of Operations.

                      HIGH VOLTAGE ENGINEERING CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED JULY 26, 1997
                             (DOLLARS IN THOUSANDS)


                                                               Historical                         Pro Forma
                                                       --------------------------        ---------------------------
                                                         HVE(a)          PHI(b)          Adjustments        Combined
                                                       ----------      ----------        -----------        --------
                                                       (Unaudited)     (Unaudited)
Net sales ......................................         $44,672         $22,695                             $67,367
Cost of sales ..................................          28,762          14,792          $   (81)(c)         43,473
                                                         -------         -------          -------            -------
     Gross profit ..............................          15,910           7,903               81             23,894

Administrative and selling expenses ............          10,510           3,005              (44)(c)         13,728
                                                                                              102 (e)
                                                                                              155 (f)
Research and development expenses ..............           2,348           2,065              (28)(c)          4,385
Reimbursed environmental and litigation
  costs - net ..................................              45              --                                  45
Other ..........................................             (98)            135                                  37
                                                         -------         -------          -------            -------
     Income from operations ....................           3,105           2,698             (104)             5,699
Interest expense ...............................           5,825             383              269 (h)          6,477
Interest income ................................             (40)            (29)                                (69)
                                                         -------         -------          -------            -------
     Income (loss) from continuing operations
       before income taxes and extraordinary
       item ....................................          (2,680)          2,344             (373)              (709)

Income taxes ...................................             270             698               -- (j)            968
                                                         -------         -------          -------            -------
     Income (loss) from continuing operations
       before extraordinary item                          (2,950)          1,646             (373)            (1,677)

     Preferred dividends .......................            (128)             --             (933)(k)         (1,061)
                                                         -------         -------          -------            -------
Income (loss) available to common
  stockholders before extraordinary item .......         $(3,078)        $ 1,646          $(1,306)           $(2,738)
                                                         =======         =======          =======            =======
Ratio of earnings to fixed charges(l) ..........              --                                                  --
Adjusted EBITDA data(m):
  Income from operations .......................         $ 3,105         $ 2,698          $  (104)           $ 5,699
  Reimbursed environmental and litigation
     costs - net ...............................              45              --               --                 45
  Other ........................................             (98)            135               --                 37
  Depreciation and amortization ................           1,196             653              104              1,953
  HVE severance expenses .......................             166              --                                 166
                                                         -------         -------          -------            -------
     Adjusted EBITDA ...........................         $ 4,414         $ 3,486          $    (0)           $ 7,900
                                                         =======         =======          =======            =======
Cash flow provided by (used in):
  Operating activities ........................          $(3,098)        $   637          $  (269)           $(2,730)
  Investing activities ........................             (707)         (1,177)              --             (1,884)
  Financing activities ........................            3,781          (1,310)            (933)             1,538



      See accompanying Notes to Unaudited Pro Forma Condensed Consolidated
                            Statement of Operations.

               NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENT OF OPERATIONS
                    FOR THE FISCAL YEAR ENDED APRIL 26, 1997 AND
                      THE THREE MONTHS ENDED JULY 26, 1997
                             (DOLLARS IN THOUSANDS)

(a) For purposes of the Unaudited Pro Forma Condensed Consolidated Statement of Operations, the term "HVE" refers to High Voltage Engineering Corporation and subsidiaries.

(b) For purposes of the Unaudited Pro Forma Condensed Consolidated Statement of Operations, the term "PHI" refers to PHI Acquisition Holdings, Inc. and subsidiaries. The results of operations of PHI are for the last twelve months ("LTM") ended March 28, 1997 and the three months ended June 27, 1997.


(c) Reflects a decrease in depreciation expense resulting from a preliminary valuation by management, based in part on a preliminary appraisal, of both the estimated fair value of the fixed assets acquired and their estimated remaining service lives as of April 26, 1997. Such assets will be depreciated over their estimated remaining service lives which range from 3 to 30 years. See note (e) to "Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet." The decrease in depreciation expense is allocated $43 and $81 to cost of sales, $24 and $44 to administrative and selling expenses and $15 and $28 to research and development, respectively, for the fiscal year ending April 26, 1997 and the three months ended June 27, 1997. The allocation of the decrease in depreciation expense is based upon the allocation of historical depreciation expense in the results of operations of PHI for the LTM period ended March 28, 1997.


(d) Reflects an increase of $1.0 million to cost of sales resulting from an increase in the value of the inventory based on a preliminary estimate by management.


(e) Reflects $407 and $102 of estimated amortization of cost in excess of net assets acquired, totaling $8.1 million, over 20 years resulting from the Merger for the fiscal year ended April 26, 1997 and three months ended July 26, 1997, respectively. See note (e) to "Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet."


(f) Reflects $618 and $155 of amortization of intangible assets, totaling $6.8 million, resulting from the Merger for the fiscal year ended April 26, 1997 and three months ended July 26, 1997, respectively. See note
         (e) (ii) to "Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet."


(g) Reflects an adjustment to remove the reversal of incentive compensation accruals recorded by PHI in the fourth quarter of its fiscal year ended June 28, 1996. The amounts recorded were $158 to cost of sales and $177 to administrative and selling expenses, respectively.


(h)      Reflects the effect on interest expense resulting from the
         Transactions:


                                                                                           APRIL 26,       JULY 26,
                                                           INTEREST RATE      AMOUNT         1997            1997
                                                           -------------    ----------     --------        --------
PRO FORMA INTEREST EXPENSE
  Calculation:
  New Revolving Credit Facility(i)..................            7.22%       $      --      $     --          $   --
  Notes offered hereby..............................            10.5%         135,000        14,175           3,544
  Mortgage notes, capital leases,
     foreign credit line and notes
     payable........................................        2.0%-- 16.4%       21,635         2,108             520
  Unused credit facility fee........................                                            125              31
                                                                                           --------          ------
     Pro forma cash interest
       expense......................................                                         16,408           4,095
  Accretion of redeemable put warrants..............                                          2,587           2,200
  Amortization of deferred financing
     costs..........................................                                            729             182
                                                                                           --------          ------
     Total pro forma interest
       expense......................................                                         19,724           6,477
Less:
  Historical HVE interest expense...................                                         11,989           5,825
  Historical PHI interest expense...................                                          1,821             383
                                                                                           --------          ------
Total historical interest expense...................                                         13,810           6,208
                                                                                           --------          ------
Total pro forma interest expense
  adjustment........................................                                       $  5,914          $  269
                                                                                           ========          ======

---------

         (i) The New Revolving Credit Facility will bear interest at LIBOR plus 1.50% or the Lender's Base Rate plus .25%. For the purpose of this computation LIBOR is assumed to be 5.72% which is the average of the one, three and six month LIBOR rates.


(i) In connection with the Offerings, the Company repurchased Subordinated Notes Warrants entitling the holders thereof to purchase 71.43 shares of HVE's Common Stock, or 6.25% of HVE's Common Stock on a fully diluted basis, for $2.5 million. As a result, the carrying value of the Subordinated Notes Warrants will be increased from $2.8 million to $5.0 million for the fiscal year ended April 26, 1997.



(j) An income tax benefit has not been recognized for the tax effect of pro forma adjustments due to the non-deductibility of costs in excess of net assets acquired and a valuation allowance which was established against the recoverability of the future income tax benefits due to uncertainties as to their utilization in future periods.



(k) Represents dividends in the amount of $4,242 and $1,061 on the Series A Preferred Stock at 12.50% per annum, payable semiannually in cash or additional shares of Series A Preferred Stock, at the option of the Company, and the elimination of dividends on the Series C Preferred Stock of $479 and $128 for the fiscal year ended April 26, 1997 and the three months ended July 26, 1997.



(l) For the purpose of this computation, earnings are defined as income or loss from continuing operations before income taxes, extraordinary items and fixed charges. Fixed charges are the sum of: (i) interest cost; (ii) amortization of deferred financing costs; (iii) the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third); (iv) dividends on preferred stock; and (v) accretion of redeemable put warrants issued in connection with the Subordinated Notes. On a pro forma basis and HVE historical basis, earnings were inadequate to cover fixed charges by $10.6 million and $2.5 million, respectively, in Fiscal 1997 and $2.4 million and $2.8 million for the three months ended July 26, 1997, respectively.



(m) Adjusted EBITDA is defined as earnings from continuing operations before interest, income taxes, depreciation, amortization and non-recurring items. Non-recurring items are comprised of: (i) reimbursed environmental and litigation costs -- net and other and (ii) $210 of severance payments to a former officer of PHI and $60 of relocation expenses included in administrative and selling expenses in connection with the replacement of such officer of PHI in Fiscal 1997 and $166 of severance to a certain former executive of the Company included in administrative and selling expense in the three months ended July 26, 1997. See notes F, K and N to "Notes to Consolidated Financial Statements" of High Voltage Engineering Corporation and subsidiaries. Adjusted EBITDA is not a measure of performance under GAAP. While Adjusted EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that Adjusted EBITDA is often used as a measurement in evaluating companies. In particular, since Adjusted EBITDA excludes the non-recurring items described above, the Company believes that trends in Adjusted EBITDA may provide meaningful information as to the Company's ability to satisfy its cash requirements on an on-going basis. Moreover, substantially all of the Company's financing agreements contain covenants in which EBITDA, as defined therein, is used as a measure of financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of other measures of performance determined in accordance with GAAP and analysis of changes in Adjusted EBITDA in recent periods. Investors should note, however, that "Adjusted EBITDA" as used in this prospectus may not be comparable to similarly titled measures presented by other companies and could be misleading, since not all companies and analysts calculate such measures in the same fashion.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

         The Selected Historical Consolidated Financial Data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of and for each of the fiscal years in the five-year period ended April 26, 1997 are derived from the consolidated financial statements of High Voltage Engineering Corporation and its subsidiaries, as restated. The Selected Historical Consolidated Financial Data presented below under the captions "Statements of Operations Data" and "Balance Sheet Data" as of and for the three months ended July 27, 1996 and July 26, 1997 are unaudited, but, in the opinion of management of the Company, reflect all adjustments (consisting only of normal, recurring adjustments) necessary for fair presentation of results for such periods are not necessarily indicative of the results that may be expected for the year ending April 25, 1998.


         The Selected Historical Consolidated Financial Data of High Voltage Engineering Corporation and its subsidiaries should be read in conjunction with the historical consolidated financial statements of High Voltage Engineering Corporation and subsidiaries for the fiscal years in the three-year period ended April 26, 1997 and the notes thereto included elsewhere herein. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." In particular, see the discussion in the second paragraph under that caption on page 41 of the lack of direct comparability among data for the years presented below because of an acquisition and certain divestitures at different points during those years.



                                                                                      FISCAL YEAR ENDED
                                                                   ---------------------------------------------------------
                                                                     May 1,    April 30,   April 29,   April 27,   April 26,
                                                                      1993       1994         1995       1996        1997
                                                                   ---------   ---------   ---------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
  Net sales .....................................................  $ 101,282   $ 102,098   $ 116,551   $ 149,100   $ 173,103
  Cost of sales .................................................     65,109      63,951      73,424      97,386     114,848
                                                                   ---------   ---------   ---------   ---------   ---------
    Gross profit ................................................     36,173      38,147      43,127      51,714      58,255
  Administrative and selling expenses(a) ........................     24,323      24,902      26,113      34,915      36,967
  Research and development expenses .............................      6,732       6,940       8,094       8,071       9,361
  Restructuring charge(b) .......................................         --          --       1,294         150          --
  Reimbursed environmental and litigation costs-net(c) ..........     (2,467)     (6,725)     (2,130)       (450)         26
  Other(d) ......................................................       (408)        703         892       1,163       2,234
                                                                   ---------   ---------   ---------   ---------   ---------
    Income from operations ......................................      7,993      12,327       8,864       7,865       9,667
  Interest expense ..............................................     (8,753)     (7,870)     (8,573)    (11,225)    (11,989)
  Interest income ...............................................        628          99          74         278         351
    Income (loss) from continuing operations before income taxes,
      discontinued operations and extraordinary item ............       (132)      4,556         365      (3,082)     (1,971)
  Income taxes (credit) .........................................      1,677       4,209         196      (2,619)        526
                                                                   ---------   ---------   ---------   ---------   ---------
  Income (loss) from continuing operations before discontinued
    operations and extraordinary item ...........................     (1,809)        347         169        (463)     (2,497)
  Discontinued operations:
    Income (loss) from discontinued operations, net of income
      taxes .....................................................       (392)        106         607        (135)         --
    Gain (loss) on disposal of discontinued operations, net of
      income taxes ..............................................         --          --        (331)      1,633          --
                                                                   ---------   ---------   ---------   ---------   ---------
  Extraordinary gain (loss), net of income taxes ................        356          --          --        (422)       (259)
                                                                   ---------   ---------   ---------   ---------   ---------
  Net income (loss) .............................................    $(1,845)$       453   $     445   $     613   $  (2,756)
                                                                   =========   =========   =========   =========   =========

BALANCE SHEET DATA (AT PERIOD END):
  Working capital ...............................................  $  11,730   $  19,157   $  10,685   $  11,894   $   9,371
  Total assets ..................................................     89,517      92,664     105,974     113,718     113,587
  Total debt (including redeemable put warrants) ................     80,023      78,190      82,232      84,671      88,201
  Redeemable preferred stock ....................................      9,750      10,134      10,549      10,995      11,474
  Stockholder's deficiency ......................................    (34,426)    (34,728)    (33,897)    (33,482)    (36,736)

OTHER DATA:
  Adjusted EBITDA(e) ............................................  $   9,120   $   9,593   $  12,246   $  12,768   $  16,303
  Depreciation and amortization(f) ..............................      4,002       3,288       3,080       3,584       4,376
  Capital expenditures(g) .......................................      1,406       3,175       9,135       5,959       5,010
  Backlog .......................................................     23,993      27,883      42,707      62,990      69,632
  Ratio of earnings to fixed charges(h) .........................         --        1.5x          --          --          --

OPERATING UNIT DATA:
  Net sales:
    Robicon(i) ..................................................  $  34,099   $  34,738   $  40,061   $  56,145   $  83,096
    Datcon ......................................................     15,170      16,875      21,514      32,514      32,482
    Anderson(i) .................................................     15,017      15,471      18,136      21,509      21,554
    Natvar ......................................................     13,979      13,948      16,828      17,101      15,227
    General Eastern .............................................      9,837       9,969      10,176      12,093      12,256
    HVE Europa ..................................................      7,929       6,008       8,048       9,738       8,488
                                                                   ---------   ---------   ---------   ---------   ---------
        Subtotal ................................................     96,031      97,009     114,763     149,100     173,103
    Divested product lines(i) ...................................      5,251       5,089       1,788          --          --
                                                                   ---------   ---------   ---------   ---------   ---------
        Total net sales .........................................  $ 101,282   $ 102,098   $ 116,551   $ 149,100   $ 173,103
                                                                   =========   =========   =========   =========   =========
Adjusted EBITDA:(j)
    Robicon .....................................................  $   2,337   $   3,057   $   2,212   $   1,425   $   6,330
    Datcon ......................................................      2,005       2,233       3,444       4,230       4,338
    Anderson ....................................................      2,632       3,271       3,922       5,240       4,885
    Natvar ......................................................      2,268       2,357       2,881       1,784       1,328
    General Eastern .............................................      1,154       1,173       1,318       1,681       1,916
    HVE Europa ..................................................        445         155         463       1,146         673
                                                                   ---------   ---------   ---------   ---------   ---------
        Total operating unit Adjusted EBITDA.....................     10,841      12,246      14,240      15,506      19,470
    Corporate overhead ..........................................     (1,721)     (2,653)     (1,994)     (2,738)     (3,167)
                                                                   ---------   ---------   ---------   ---------   ---------
        Total Adjusted EBITDA....................................  $   9,120   $   9,593   $  12,246   $  12,768   $  16,303
                                                                   =========   =========   =========   =========   =========
Cash flow provided by (used in):
  Operating activities ..........................................  $   7,806   $    (595)  $  10,127   $  (6,360)  $     627
  Investing activities ..........................................     (3,464)       (114)    (12,278)     5,729       (3,066)
  Financing activities ..........................................     (4,823)     (3,655)      1,221      1,853        1,893



                                                                     THREE MONTHS ENDED
                                                                   ----------------------
                                                                    July 27,    July 26,
                                                                     1996         1997
                                                                   ---------   ---------
STATEMENT OF OPERATIONS DATA:
  Net sales .....................................................  $  40,381   $  44,672
  Cost of sales .................................................     26,415      28,762
                                                                   ---------   ---------
    Gross profit ................................................     13,966      15,910
  Administrative and selling expenses(a) ........................      9,155      10,510
  Research and development expenses .............................      2,212       2,348
  Restructuring charge(b) .......................................         --          --
  Reimbursed environmental and litigation costs-net(c) ..........         --          45
  Other(d) ......................................................         (8)        (98)
                                                                   ---------   ---------
    Income from operations ......................................      2,607       3,105
  Interest expense ..............................................     (2,644)     (5,825)
  Interest income ...............................................         54          40
    Income (loss) from continuing operations before income taxes,
      discontinued operations and extraordinary item ............         17      (2,680)
  Income taxes (credit) .........................................          7         270
                                                                   ---------   ---------
  Income (loss) from continuing operations before discontinued
    operations and extraordinary item ...........................         10      (2,950)
  Discontinued operations:
    Income (loss) from discontinued operations, net of income
      taxes .....................................................         --          --
    Gain (loss) on disposal of discontinued operations, net of
      income taxes ..............................................         --          --
                                                                   ---------   ---------
  Extraordinary gain (loss), net of income taxes ................       (259)         --
                                                                   ---------   ---------
  Net income (loss) .............................................  $    (249)  $  (2,950)
                                                                   =========   =========

BALANCE SHEET DATA (AT PERIOD END):
  Working capital ...............................................  $  16,186   $  12,094
  Total assets ..................................................    115,218     112,446
  Total debt (including redeemable put warrants) ................     90,160      93,438
  Redeemable preferred stock ....................................     11,114      11,602
  Stockholder's deficiency ......................................    (33,970)    (39,894)

OTHER DATA:
  Adjusted EBITDA(e) ............................................  $   3,720   $   4,414
  Depreciation and amortization(f) ..............................      1,121       1,196
  Capital expenditures(g) .......................................        793         767
  Backlog .......................................................     76,553      72,645
  Ratio of earnings to fixed charges(h) .........................         --          --

OPERATING UNIT DATA:
  Net sales:
    Robicon(i) ..................................................  $  19,062   $  21,483
    Datcon ......................................................      8,397       8,975
    Anderson(i) .................................................      4,612       5,401
    Natvar ......................................................      3,743       4,235
    General Eastern .............................................      2,843       3,176
    HVE Europa ..................................................      1,724       1,402
                                                                   ---------   ---------
        Subtotal ................................................     40,381      44,672
    Divested product lines(i) ...................................         --          --
                                                                   ---------   ---------
        Total net sales .........................................  $  40,381   $  44,672
                                                                   =========   =========
Adjusted EBITDA:(j)
    Robicon .....................................................  $   1,448   $   1,949
    Datcon ......................................................      1,089       1,309
    Anderson ....................................................        933       1,328
    Natvar ......................................................        482         483
    General Eastern .............................................        419         433
    HVE Europa ..................................................        (44)         35
                                                                   ---------   ---------
        Total operating unit Adjusted EBITDA.....................      4,327       5,537
    Corporate overhead ..........................................       (607)     (1,123)
                                                                   ---------   ---------
        Total Adjusted EBITDA....................................  $   3,720   $   4,414
                                                                   =========   =========
Cash flow provided by (used in):
     Operating activities........................................  $  (7,093)  $  (3,098)
     Investing activities........................................       (705)       (707)
     Financing activities........................................      5,941       3,781


See accompanying Notes to Selected Historical Consolidated Financial Data.

            NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)


(a) Adjusted EBITDA excludes severance expenses of $246 and $456 and $166 included in administrative and selling expenses in Fiscal 1995, Fiscal 1996, and the three months ended July 26, 1997, respectively. See note
         (e) below.


(b) In Fiscal 1995, HVE incurred a total restructuring charge of $1,294 comprised primarily of $548 due to the closure of a duplicate manufacturing facility, and costs related to the consolidation of the operations of this manufacturing facility into another existing facility and $746 in connection with the write-off of the cumulative foreign currency translation adjustment resulting from the liquidation of a subsidiary of HVE Europa.

(c) Represents insurance recoveries related to environmental litigation, remediation and consequential damages, net of actual legal costs, estimated settlement costs and changes in cost remediation estimates in connection with two properties formerly owned by HVE in Burlington, Massachusetts and Woodbridge Township, New Jersey. See "Business -- Environmental and Insurance Matters."

(d)      Other is comprised of the following:


                                                                 FISCAL YEAR ENDED                     THREE MONTHS ENDED
                                              -----------------------------------------------------   ---------------------
                                              May 1,  April 30,   April 29,   April 27,   April 26,   July 27,     July 26,
                                              1993      1994        1995        1996        1997       1996          1997
                                              -----   ---------   ---------   ---------   ---------   --------     --------
Writedown of assets held for sale ........    $  --      $ --      $ 815       $ 1,200     $    --         --        $ --
Net gain on disposition of miscellaneous
  assets .................................     (408)       --        (47)          (83)       (230)        --         (71)
Division relocation and moving costs .....       --       488        124           103          --         --          --
Facilities (income) expense, net .........       --        --         --           (57)        319         (8)        (57)
Aborted acquisition and offering costs ...       --        --         --            --       2,145         --          --
Acquisition costs and loss on write-off of
  purchased assets .......................       --       215         --            --          --         --          --
Unreimbursed litigation costs ............       --        --         --            --          --         --          30
                                              -----      ----      -----       -------     -------     ------        ----
     Total ...............................    $(408)     $703      $ 892       $ 1,163     $ 2,234     $   (8)       $(98)
                                              =====      ====      =====       =======     =======     ======        ====



(e) Adjusted EBITDA is defined as earnings from continuing operations before interest, income taxes, depreciation, amortization and non-recurring items. Non-recurring items are comprised of: (i) restructuring charge, reimbursed environmental and litigation costs - net, and other, and (ii) non-recurring severance payments of $246 and $456 and $166 to certain former senior executives included in administrative and selling expenses of HVE in Fiscal 1995, Fiscal 1996, and for the three months ended July 26, 1997, respectively. See notes
         (a) through (d) above and notes F, K and N to "Notes to Consolidated Financial Statements" of High Voltage Engineering Corporation and subsidiaries. Adjusted EBITDA is not a measure of performance under GAAP. While Adjusted EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is often used as a measurement in evaluating companies. In particular, since Adjusted EBITDA excludes the non-recurring items described above, the Company believes that trends in Adjusted EBITDA may provide meaningful information as to the Company's ability to satisfy its cash requirements on an on-going basis. Moreover, substantially all of the Company's financing agreements contain covenants in which EBITDA, as defined therein, is used as a measure of financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP and analysis of changes in Adjusted EBITDA in recent periods. Investors should note, however, that "Adjusted EBITDA" as used in this prospectus may not be comparable to similarly titled measures presented by other companies and could be misleading, since not all companies and analysts calculate such measures in the same fashion.


(f) Depreciation and amortization excludes $1.1 million and $0.6 million attributable to discontinued operations in Fiscal 1995 and Fiscal 1996, respectively.

(g) Capital expenditures include assets acquired under capital leases and exclude capital expenditures from discontinued operations in the amounts of $0.8 million and $4 in Fiscal 1995 and Fiscal 1996, respectively.


(h) For purposes of this computation, earnings are defined as income or loss from continuing operations before income taxes, discontinued operations and extraordinary item and fixed charges. Fixed charges are the sum of: (i) interest cost; (ii) amortization of deferred financing costs; (iii) the portion of operating lease rental expense that is representative of the interest factor (deemed to be one third); (iv) dividends on preferred stock; and (v) accretion of redeemable put warrants. Earnings were inadequate to cover fixed charges by $496, $0.6 million, $3.5 million, $2.5 million, $173 and $2.8 million in Fiscal 1993, Fiscal 1995, Fiscal 1996, Fiscal 1997 and the three months ended July 27, 1996 and July 26, 1997, respectively.

(i) Anderson's net sales exclude net sales of $4.5 million, $4.1 million and $1.4 million from divested product lines for Fiscal 1993, Fiscal 1994 and Fiscal 1995, respectively. Robicon's net sales exclude net sales of $0.7 million, $1.0 million and $345 from divested product lines for Fiscal 1993, Fiscal 1994 and Fiscal 1995, respectively.


(j) Adjusted EBITDA has not been adjusted to exclude divested product lines.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES


         The following Selected Historical Consolidated Financial Data of PHI Acquisition Holdings, Inc. and subsidiaries for its fiscal years ended June 30, 1995, June 28, 1996 and June 27, 1997, have been derived from the audited consolidated financial statements of PHI Acquisition Holdings, Inc. and its subsidiaries (referred to herein collectively as "PHI"). The Selected Historical Consolidated Financial Data for the fiscal years ended June 25, 1993 and June 25, 1994 are primarily derived from unaudited divisional financial statements of the Physical Electronics division of Perkin-Elmer. For this reason and the additional reason described in Note (a) below, such data for those two fiscal years may lack comparability with the data for the three subsequent fiscal years. The information presented below should be read in conjunction with PHI's consolidated financial statements and the notes thereto included elsewhere herein.




                                                   JUNE 25,       JUNE 25,      JUNE 30,       JUNE 28,       JUNE 27,
                                                   1993(a)         1994(a)        1995           1996           1997
                                                   --------       --------      --------       --------       --------
                                                  (Unaudited)    (Unaudited)
STATEMENT OF OPERATIONS DATA:
  Net sales ...................................     $45,205        $48,315       $54,764        $58,074        $67,819
  Cost of sales ...............................      28,488         30,044        34,244         35,740         42,740
                                                    -------        -------       -------        -------        -------
    Gross profit ..............................      16,717         18,271        20,520         22,334         25,079
  Administrative and selling expenses(b) ......      10,496          9,178         9,374         10,046         10,678
  Research and development expenses ...........       5,415          6,012         6,197          6,333          7,902
  Equity in earnings of joint venture(c) ......        (178)          (725)          (337)          (206)            11
                                                    -------        -------       -------        -------        -------
    Operating income ..........................         984          3,806         5,286          6,161          6,488
  Interest expense ............................        --             --          (1,855)        (1,827)        (1,693)
  Interest income .............................        --             --              89            137             48
                                                    -------        -------       -------        -------        -------
    Income before income taxes ................         984          3,806         3,520          4,471          4,843
  Income tax expense ..........................        --             --             812          1,496          1,403
                                                    -------        -------       -------        -------        -------
  Net income ..................................     $   984        $ 3,806       $ 2,708        $ 2,975        $ 3,440
                                                    =======        =======       =======        =======        =======

BALANCE SHEET DATA (AT PERIOD END):
  Working capital .............................     $12,615        $12,052       $14,123        $16,037        $17,332
  Total assets ................................      36,603         34,227        39,252         41,772         45,860
  Total debt ..................................        --             --          19,668         18,315         17,505
  Stockholders' equity ........................        --             --           8,836         11,412         14,195

OTHER DATA:
  Adjusted EBITDA(d) ..........................     $ 2,559        $ 5,225       $ 7,064        $ 8,180        $ 9,538
  Depreciation, amortization and other non-cash
    transactions ..............................       1,753          2,144         2,115          2,225          2,769
  Capital expenditures ........................       1,832          1,796         2,596          2,814          3,309
  Backlog .....................................       9,852         14,745        13,345         17,797         17,177

CASH FLOW PROVIDED BY (USED FOR):
  Operating activities ........................        --             --         $ 3,561        $(2,881)       $ 4,378
  Investing activities ........................        --             --          (2,844)           682         (2,113)
  Financing activities ........................        --             --             449         (1,370)        (1,774)



----------

(a) Financial data available for PHI for the fiscal years ended June 25, 1993 and June 25, 1994 consist of 11 months and 12 months, respectively. Financial data for the fiscal year ended June 25, 1994 exclude purchase accounting adjustments of $1.3 million related to the acquisition of the Physical Electronics division of Perkin-Elmer.

(b) Includes $210 of severance payments to a former officer of PHI and $60 in relocation expenses incurred in connection with the replacement of such officer of PHI in 1997.

(c) PHI owns a 50% interest in a joint venture (ULVAC-PHI) which operates in Japan. The joint venture is responsible for sales and service of PHI's products in Japan.

(d) Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, other non-cash transactions, equity in earnings of joint venture and non-recurring items. See notes (a) and
         (b) above. Non-recurring items are comprised of severance payments of $210 to a former officer of PHI and relocation expenses of $60 in connection with the replacement of such officer of PHI in 1997 and are included in administrative and selling expenses. Adjusted EBITDA is not a measure of performance under GAAP. While Adjusted EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that Adjusted EBITDA is often used as a measurement in evaluating companies. Investors should note, however, that "Adjusted EBITDA" as used in this prospectus may not be comparable to similarly titled measures presented by other companies and could be misleading, since not all companies and analysts calculate such measures in the same fashion.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Except as otherwise indicated, the following discussion relates to the Company on a historical basis without giving effect to the acquisition of PHI. Certain of the statements in this section are forward-looking in nature and, accordingly, are subject to many risks and uncertainties. The actual results that the Company achieves may differ materially from any forward-looking statements herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those contained in "Risk Factors" and "Business," as well as those discussed elsewhere in this Prospectus. The following discussion should be read in conjunction with the Selected Historical Consolidated Financial Data and Unaudited Pro Forma Condensed Consolidated Financial Data and the consolidated financial statements and notes thereto, and the other financial and operating data included elsewhere in this Prospectus.

         The consolidated financial statements of the Company include the accounts of High Voltage Engineering Corporation and its subsidiaries after elimination of material intercompany transactions and balances. The audited historical financial information of the Company's continuing operations is not directly comparable on a year to year basis due to (i) the acquisition of Jorda on March 15, 1995 and (ii) the divestiture by the Company's Robicon and Anderson operating units of certain non-strategic product lines. Anderson divested five non-strategic product lines in a series of transactions from Fiscal 1993 to Fiscal 1995 in accordance with its strategy of focusing on its core power connector business. These divested product lines accounted for net sales of approximately $1.4 million in Fiscal 1995. In addition, Robicon divested four non-strategic product lines which accounted for net sales of approximately $400,000 in Fiscal 1995. Net sales generated by such divested product lines are presented elsewhere in this Prospectus under the caption "Divested product lines" in the Selected Historical Consolidated Financial Data of High Voltage Engineering Corporation and subsidiaries.

         As a result of the sale by the Company of: (i) the assets of the Company's Shore Instruments operating unit on January 5, 1995; (ii) substantially all of the assets of the Company's Berger operating unit on January 27, 1995; and (iii) substantially all of the assets of the Company's Specialty Connector operating unit on November 9, 1995, the Company's consolidated results have been restated to reclassify the results of such operations as discontinued operations.

OVERVIEW


         The Company owns and operates a diversified group of seven middle market industrial manufacturing businesses including PHI. These businesses focus on designing and manufacturing high quality, applications-engineered products which are designed to address specific customer needs. The Company's products are sold to a broad range of domestic and foreign OEMs and end-users in a variety of industries including process automation, freshwater and wastewater treatment, petrochemicals, semiconductor fabrication, chemicals, construction, agriculture, materials handling, computers, telecommunications, medical equipment and climate control and for scientific and educational research. The diversified nature of the products sold and end-markets served by the Company's businesses limits the effect on the Company of operating performance fluctuations in any single operating unit and cyclical downturns within individual industries and end-markets, while the Company believes that its focus on middle market manufacturing enhances its growth prospects. Since Fiscal 1993, the Company has taken several initiatives that have contributed to growth in net sales and Adjusted EBITDA (as defined in note (e) on page 37), margin improvement and gains in market share, including: (i) implementing Total Quality and process re-engineering programs; (ii) introducing new products, certain of which utilize proprietary technology or are applications-engineered to address specific customer requirements; (iii) increasing research and development and capital expenditures; and (iv) hiring new senior management at each operating unit. Between Fiscal 1993 and Fiscal 1997, the Company's historical net sales increased at a 14.3% CAGR, from $101.3 million to $173.1 million, and its Adjusted EBITDA (as defined in note (e) on page 37) increased at a 15.7% CAGR from $9.1 million to $16.3 million. On August 8, 1997, the Company purchased PHI. Pro forma for the Merger, the Company had net sales and Adjusted EBITDA of $237.9 million and $25.4 million, respectively, in Fiscal 1997. See " -- The PHI Acquisition."


         The Company maintains Total Quality and process re-engineering programs at each of its operating units, which it began implementing in 1993. These programs have enabled the Company to improve product quality, increase manufacturing efficiencies and productivity, reduce product lead times and reduce the relative amount of working capital invested in its businesses. The Company uses a variety of analytical tests to assess the effectiveness of these programs. The Company believes that the most important of these tests is the calculation of cycle time, which is the time necessary to complete certain strategic business processes. The Company specifically measures the cycle time for obtaining new customers, order fulfillment and new product development and views the compression of cycle time as a point of market differentiation.

         Between Fiscal 1995 and Fiscal 1997, the Company's operating units have invested $25.5 million in research and development and $20.1 million in capital expenditures primarily to facilitate growth. Such research and development expenditures have resulted in innovative new products such as Robicon's Perfect Harmony series of medium voltage VFDs, Datcon's Intellisensor(TM) fuel measurement systems, Natvar's bonded tri-layer 151 tubing and numerous applications-engineered products for Anderson's customers. As a result of the capital expenditures incurred since the beginning of Fiscal 1995, the majority of which funded the construction of new manufacturing facilities and the upgrade of existing facilities, management currently believes that the Company's capital expenditures in the fiscal year ending April 1998 will primarily fund planned maintenance, including information technology investments, although the Company may invest in information technology and additional manufacturing capacity if necessitated by sales volume increases.

         Since January 1992, the Company has replaced the senior management at all of its operating units, in addition to hiring a new Chief Operating Officer; Chief Financial Officer; Vice President, Financial Operations; and Vice President, Human Relations.

SEASONALITY; VARIABILITY OF OPERATING RESULTS

         The majority of the Company's operating units have historically recorded the strongest operating results in the fourth quarter of the fiscal year due in part to seasonal considerations and other factors, although in recent years, seasonal fluctuations have been partially mitigated by overall business growth.

         The timing of orders placed by the Company's customers has varied with, among other factors, the introduction of new products, product life cycles, customer attempts to manage inventory levels, competitive conditions, general economic conditions and the funding of scientific and educational research. The variability of the level and timing of orders has, from time to time, resulted in significant periodic and quarterly fluctuations in the operations of the Company's operating units. Such variability is particularly evident at HVE Europa, which ships on average four particle accelerator systems per year. These systems are typically sold for between $1.0 million and $2.0 million each and have long lead times. As a result, the timing of HVE Europa's shipments within any fiscal year can have a material impact on an individual quarter's results.

RESTRUCTURING CHARGES

         Restructuring costs declined from $1.3 million in Fiscal 1995 to $150,000 in Fiscal 1996. The Fiscal 1995 provision included costs related to the closing of an excess manufacturing facility, costs related to the consolidation of the operations of this manufacturing facility into another existing facility, and the write-off of the cumulative foreign currency translation adjustment resulting from the liquidation of a subsidiary of HVE Europa. The Fiscal 1996 provision reflected the closure of a sales office in Europe.

REIMBURSED ENVIRONMENTAL AND LITIGATION COSTS - NET

         The Company has, from time to time, received cash settlements and insurance recoveries relating to environmental litigation, remediation and consequential damages incurred in connection with properties formerly owned or leased by the Company. The Company recorded net gains of $2.1 million, $450,000 and $351,000 for Fiscal 1995, Fiscal 1996 and Fiscal 1997, respectively, net of actual legal costs, estimated settlement costs and changes in cost remediation estimates, on cash recoveries of $2.3 million, $1.5 million and $1.1 million, respectively, for such years. These cash recoveries have generally been received from insurance companies in reimbursement of costs previously incurred, or scheduled to be incurred, by the Company in remediation efforts or the payment of damages to third parties, from other responsible or potentially responsible parties in settlement of potential claims relating to remediation responsibilities, and from the recovery of expenses incurred both in the recovery of such amounts and the remediation of affected properties. See "Business -- Environmental and Insurance Matters."

OTHER

         Other expenses in Fiscal 1995 were primarily related to a $0.8 million provision to write down certain assets held for sale to estimated net realizable value and costs incurred by Anderson to move into another existing facility. Other expenses in Fiscal 1996 included a $1.2 million provision to write down certain assets held for sale to estimated net realizable value and costs incurred by Robicon to move to a newly constructed facility, which were partially offset by a net gain on the sale of vacant land and income from certain excess facilities. In Fiscal 1997, HVE recorded a $2.1 million provision to write-off the costs associated with an aborted acquisition and related offering costs, and $319,000 in net expenses incurred in connection with for assets held for sale, offset by a $230,000 gain on the sale of a small product line at Robicon. See note K to the consolidated financial statements of High Voltage Engineering Corporation and subsidiaries.

THE PHI ACQUISITION

         On May 7, 1997, HVE entered into the Merger Agreement with PHI Holdings and CVCA, the principal stockholder of PHI Holdings, to acquire PHI for an aggregate Merger Consideration of $55.5 million in cash, subject to certain adjustments. The acquisition was consummated on August 8, 1997 through the merger of Lauren Corporation, a wholly-owned subsidiary of HVE, with and into PHI Holdings. Immediately thereafter, PHI Holdings was merged with and into Physical Electronics, Inc., its wholly-owned subsidiary, and Physical Electronics, Inc. became a direct, wholly-owned subsidiary of HVE.

         PHI was founded in 1969 as a manufacturer of surface analysis components for use by industrial customers primarily for metallurgy and thin film applications. During the early 1970's, PHI introduced its first Auger surface analysis instruments and its second line of surface analysis instruments when it entered the ESCA market. PHI was subsequently acquired in 1977 by The Perkin-Elmer Corporation ("Perkin-Elmer"), a diversified manufacturing company. In 1982, PHI formed a 50%/50% joint venture ("ULVAC-PHI") with ULVAC, a Japanese manufacturing company, which resells and services PHI's instruments in the Japanese market. This joint venture has enabled PHI to successfully sell products in Japan, currently the largest market for advanced surface analysis instruments. PHI introduced its first Dynamic SIMS instruments in 1985 to complement Auger in serving the semiconductor fabrication market. In 1988, PHI introduced a TOF-SIMS instrument primarily for use in applications in the chemicals industry and subsequently the semiconductor industry. The assets of PHI were acquired from Perkin-Elmer on May 20, 1994 in a leveraged acquisition sponsored by PHI's former senior management and CVCA. In August 1994, PHI acquired the instrument division of Charles Evans & Associates ("CEA") which was designing and manufacturing market-leading surface analysis instruments using state-of-the-art TOF-SIMS and Dynamic SIMS surface analysis techniques primarily for use in semiconductor applications. As a result of this acquisition, PHI added a facility in Redwood City, California, the manufacturing activities of which were recently consolidated into PHI's main facility in Eden Prairie, Minnesota. For a more detailed description of PHI's products, see "Business -- The Operating Units -- PHI."

         With the exception of Dr. David Chalmers, Chief Executive Officer, and Mr. Paul Brown, Chief Financial Officer, PHI's senior management team has been with PHI for an average of 14 years. Dr. Chalmers replaced Paul Palmberg, former Chief Executive Officer, in February 1997 and Mr. Brown joined PHI in 1994. The management team has worked to increase PHI's net sales and cash flow by implementing an operating strategy based upon: (i) the development of new applications for existing products; (ii) increased penetration of international markets; (iii) the development of new hardware configurations for its instruments; and (iv) improvements in the ease of use of its instruments through increased automation and enhanced technological capability.

CERTAIN BENEFITS OF THE PHI ACQUISITION


         Management believes that PHI possesses many of the competitive strengths common to its other operating units, including but not limited to: leading market position, reputation for innovative product development, long-term relationships with market-leading customers and an experienced senior management team. PHI is a leading designer and manufacturer of advanced surface analysis instruments and components. The Company believes that PHI's patented and proprietary technology, expertise in the manufacture of instruments incorporating ultrahigh vacuum technology, superior customer service, support and training and reputation for product quality and reliability will continue to differentiate PHI from its competitors and result in strong operating performance. In addition, PHI has recently introduced several new surface analysis instruments, including the SMART-200, TRIFT II and 6800 Dynamic SIMS, which each have the ability to analyze every point on an 8-inch semiconductor wafer and can be used for process development and failure analysis in semiconductor fabrication. PHI serves some of the largest companies in their respective industries, including Advanced Micro Devices, Alcoa, DuPont, Hewlett-Packard, IBM, Matsushita, Motorola, Nippon Steel, Samsung, Seagate, Siemens, Texas Instruments and Toshiba.


CERTAIN EFFECTS OF THE PHI ACQUISITION


         In recent years, PHI has achieved consistent growth in consolidated net sales and Adjusted EBITDA. PHI increased net sales and Adjusted EBITDA (as defined in note (c) on page 40)from $54.8 million and $7.1 million,respectively, for the fiscal year ended June 30, 1995 to $64.8 million and $10.4 million, respectively, for the LTM period ended March 28, 1997. PHI's EBITDA margin also increased from 12.9% for the fiscal year ended June 30, 1995 to 16.1% for the LTM period ended March 28, 1997.

         The Company does not believe that there will be significant cost savings or integration costs as a result of the Merger, as PHI will be operated as a stand-alone operating unit.

         The Company believes that PHI has the leading market share in Auger, ESCA and TOF-SIMS and the second largest market share in Dynamic SIMS. The capital outlay required to purchase advanced surface analysis instruments (ranging from approximately $250,000 to $1.5 million) leads to careful consideration by potential purchasers not only of product reliability and performance, but also availability and quality of technical support and training, factors which the Company believes favor PHI and enable it to realize a pricing premium over competitors' comparable products. For the LTM period ended March 28, 1997, PHI had a gross margin of 38.8% and an EBITDA margin of 16.1%. Pro forma for the Merger, the Company's gross margin and EBITDA margin for Fiscal 1997 would have been 34.9% and 11.1%, respectively, as compared to 33.7% and 9.4% on a historical basis.

         In recent years, PHI's shipments have increased to approximately 70 systems per year plus ongoing services and complementary components and hardware options. Due to the relatively large capital outlay required to purchase PHI's surface analysis instruments, the limited quantity sold every year and the timing of shipments, the acquisition of PHI may increase the variability of the Company's quarterly operating results. PHI incurs significant research and development expenses due to the high technology content of PHI's surface analysis instruments and PHI's growth strategy of increasing sales through identification of new applications for its existing products, enhancements in the technological capability of its instruments, development of application-specific hardware configurations for its instruments and continued improvement in operating ease and efficiency of its instruments through increased automation and software development. In recent years, such initiatives have resulted in the development of innovative products especially suitable for applications in high growth end markets such as the semiconductor fabrication industry. PHI's research and development expenses represented 11.3% of net sales for the LTM period ended March 28, 1997 as compared to 5.4% of net sales for the Company in Fiscal 1997.

RESULTS OF OPERATIONS


Three Months Ended July 26, 1997 Compared to Three Months Ended July 27, 1996



         Net sales increased $4.3 million, or 10.6% from $40.4 million in the first quarter of Fiscal 1997 to $44.7 million in first quarter of Fiscal 1998. This increase was primarily attributable to: (i) a $2.4 million, or 12.7%, increase in sales at Robicon due to the continued growth in sales of medium voltage VFDs, (ii) an increase of $0.8 million, or 17.1%, at Anderson due to strong growth the uninterruptible power supply markets, as well as the telecommunications and networking equipment markets in both the U.S. and Europe compared to a weak year ago period, (iii) an increase of $0.6 million, or 6.9%, at Datcon due to higher shipments of clusters in Europe, and (iv) an increase of $0.5 million, or 13.1%, at Natvar due to increased medical product shipments.



         Gross profit increased $1.9 million, or 13.9%, from $14.0 million in the first quarter of Fiscal 1997 to $15.9 million in first quarter of Fiscal 1998. The increase was primarily attributable to higher shipments at Robicon, Anderson, Datcon and Natvar. The gross margin rate increased 1.0%, from 34.6% to 35.6%, as a result of the higher shipments discussed above, as well as productivity improvements at Datcon.



         Administrative and selling expenses at the Company increased $1.4 million over the year ago quarter, or 14.8%, as a result of higher corporate expenses including higher severance costs, increased incentive compensation accrual, and increased costs incurred in connection with preparing for The Transactions ($600,000), as well as higher sales commissions due to higher shipments ($300,000), higher advertising and promotion costs ($300,000), and higher expenses at Natvar invested to increase new business and upgrade Natvar's information technology capability ($200,000). Administrative and selling expenses increased as a percent of sales from 22.7% to 23.5% during the periods compared, as a result of the higher corporate expenses.



        Research and development expenses increased $136,000, or 6.1%, from $2.2 million to $2.3 million which was primarily attributable to new product investments at Datcon.


         Depreciation and amortization increased from $1.1 million to $1.2 million as a result of continued capital investment in automation at Anderson during Fiscal 1997 and the three months ended July 26, 1997.



         Adjusted EBITDA as defined in Note (e) to "Notes to Selected Historical Consolidated Financial Data," increased $694,000, or 18.7%, from $3.7 in the first quarter of Fiscal 1997, to $4.4 million in the first quarter of Fiscal 1998. The excess of this increase over the increase in HVE's income from operations for the same periods is primarily attributable to the exclusion from Adjusted EBITDA for the first quarter of Fiscal 1998 of non-recurring severance payments of $166,000 to certain former senior executives in that quarter.



         As a result of the above items, HVE's income from operations increased $498,000, or 19.1%, from $2.6 million in the first quarter of Fiscal 1997 to $3.1 million in the first quarter of Fiscal 1998.



         Interest expense increased $3.2 million, or 120.3%, to $5.8 million in the first quarter of Fiscal 1998 due to an accrual of $2.2 million related to the accretion of redeemable put warrants and $1.0 million related to CIP expense. Income Tax provisions increased $263,000 in the first quarter of Fiscal 1998 to $270,000 to record income tax expense related to foreign income.



         Income from continuing operations before extraordinary items decreased $3.0 million to a loss of $3.0 million in the first quarter of Fiscal 1998. Extraordinary losses on debt extinguishment, net of income taxes, in the amount of $259,000 were recorded in the first quarter of Fiscal 1997.



         The foregoing factors contributed to an increase in net loss of $501,000, from a loss of $249,000 in the first quarter of Fiscal 1997, to a loss of $3.0 million in the first quarter of Fiscal 1998.


Fiscal 1997 Compared to Fiscal 1996

         Net sales increased $24.0 million, or 16.1%, from $149.1 million in Fiscal 1996 to $173.1 million in Fiscal 1997. This increase was primarily attributable to a $27.0 million, or 48.0%, increase at Robicon due to the continued growth in sales of medium voltage VFDs. Robicon's net sales increase was slightly offset by a $1.9 million, or 11.0% decline in Natvar's net sales, due to weakness in medical markets and related market price reductions, as well as a decrease of $1.3 million, or 12.8%, at HVE Rupia which was primarily attributable to weaker foreign currencies. Net sales at General Eastern increased slightly despite flatness in the market for humidity measurement instruments. Net sales at Datcon remained flat as a sales increase in domestic markets was offset by weakness in agricultural equipment markets in Europe. Net sales at Anderson remained flat as higher domestic shipments of connectors for new applications and new customers were offset by weaker markets in traction batteries for materials handling equipment.

         Gross profit increased $6.5 million, or 12.6%, from $51.7 million during Fiscal 1996 to $58.3 million in Fiscal 1997. The increase was primarily attributable to the growth in shipments at Robicon, but was somewhat offset by lower sales at Natvar and HVE Europe. Gross margin declined from 34.7% to 33.7% primarily due to the shipment by Robicon of certain higher cost prototype units for new applications, the investment in a leased facility (a technical center for new applications) at Anderson and the inclusion of the first full year of costs of Natvar's Colorado facility.

         Administrative and selling expenses increased $2.1 million, or 5.9%, primarily due to a $1.6 million increase at Robicon due to increased commissions and other selling and administrative costs attributable to higher sales levels. Administrative and selling expenses declined as a percentage of net sales from 23.4% to 21.4% during the periods compared, including a decline from 21.9% to 16.7% at Robicon.

         Research and development expenses increased $1.3 million, or 16.0% from $8.1 million to $9.4 million, which was primarily attributable to new product investments at Robicon, as well as volume related applications engineering to support the aforementioned sales increase at Robicon. Such expenses remained unchanged as a percentage of net sales at 5.4%.

         Depreciation and amortization from continuing operations increased from $3.6 million to $4.4 million as a result of continued capital investment in automation at Anderson and Datcon as well as a full year of depreciation in connection with a new facility at Natvar.

         The net total of restructuring charges, net reimbursed environmental and litigation costs and other increased from a charge of $0.9 million in Fiscal 1996 to a charge of $2.3 million in Fiscal 1997. In Fiscal 1996, a restructuring charge of $150,000 was recorded in connection with the closure of a sales office in Europe. In Fiscal 1996, the Company recorded a gain of $450,000 resulting from reimbursement from an insurance company of environmental and litigation expenses. Other expenses in Fiscal 1996 included a $1.2 million provision to write down certain assets held for sale to estimated net realizable value and costs incurred by Robicon to move to a newly constructed facility, which were partially offset by a net gain on the sale of vacant land and income from certain excess facilities. In Fiscal 1997, other expenses reflected a $2.1 million provision to write-off costs associated with an aborted acquisition and related offering costs, and $319,000 in net expenses incurred for assets held for sale. In addition, Robicon recorded a gain on the sale of a small product line of $230,000 in Fiscal 1997.


         Adjusted EBITDA as defined in note (e) to "Notes to Selected Historical Consolidated Financial Data," increased $3.5 million, or 27.7%, from $12.8 million in Fiscal 1996 to $16.3 million in Fiscal 1997. The excess of this increase in income from operations for the same periods is primarily attributable to the higher level of restructuring and other charges excluded from Adjusted EBITDA in Fiscal 1997, as described in the immediately preceding paragraph.



         As a result of the factors described above, income from operations increased $1.8 million, or 22.9%, from $7.9 million in Fiscal 1996 to $9.7 million in Fiscal 1997.

         Interest expense increased $764,000 from $11.2 million in Fiscal 1996 to $12.0 million in Fiscal 1997 due to higher average interest rates in Fiscal 1997 and accretion of redeemable put warrants which were partially offset by a reduction in CIP expense.

         As a result of the above items, the Company recorded a loss from continuing operations before income taxes, discontinued operations and extraordinary item of $3.1 million in Fiscal 1996, as compared to a loss of $2.0 million in Fiscal 1997.

         The Company recorded an income tax credit of $2.6 million in Fiscal 1996 compared to income taxes of $0.5 million in Fiscal 1997. The change in tax provision was largely attributable to a Fiscal 1996 reversal of a tax reserve previously accrued in connection with a federal tax audit of prior years.

         Income from continuing operations before extraordinary items decreased $2.0 million to a loss of $2.5 million in Fiscal 1997. Income from discontinued operations totaling $1.5 million was recorded in Fiscal 1996 primarily relating to the sale of the Specialty Connector operating unit. The Company recorded an extraordinary loss related to debt extinguishment, net of income taxes, of $422,000 in Fiscal 1996 and $259,000 in Fiscal 1997.

         The foregoing factors contributed to net income of $0.6 million in Fiscal 1996 compared to a net loss of $2.8 million in Fiscal 1997.

Fiscal 1996 Compared to Fiscal 1995

         Net sales increased $32.5 million, or 27.9%, from $116.6 million in Fiscal 1995 to $149.1 million in Fiscal 1996. This increase included a $16.1 million, or 40.1%, increase at Robicon, excluding sales from divested product lines of $345,000, due to increased sales of medium voltage VFDs, as well as an increase of $11.0 million at Datcon attributable to the inclusion of sales generated by Jorda for an entire fiscal year. Excluding sales from divested product lines totaling $1.4 million in Fiscal 1995, net sales increased at Anderson by $3.4 million, or 18.6%, primarily as a result of increased power connector sales for new applications, market growth (particularly in Europe), new market penetration and price increases. General Eastern's net sales increased $1.9 million, or 18.8%, primarily due to higher calibration and service revenues. HVE Europa's net sales increased $1.7 million, or 21.0%, in Fiscal 1996 as compared to Fiscal 1995, primarily due to higher average selling prices, as well as increased sales of component parts. Fiscal 1996 net sales at Natvar were generally flat compared to the prior year.

         Gross profit increased $8.6 million, or 19.9%, from $43.1 million during Fiscal 1995, to $51.7 million in Fiscal 1996. This increase was primarily attributable to the higher sales volumes discussed above. Gross margin decreased from 37.0% to 34.7%, primarily as a result of: (i) a reduction in gross margin at Natvar from 30.9% to 23.4% in Fiscal 1996 resulting from pricing pressures and new plant start-up costs; (ii) a reduction in gross margin at Datcon from 36.3% to 28.9% in Fiscal 1996 resulting from plant reconfiguration and new product introduction costs, as well as the impact of a full year of Jorda's lower gross margin; and (iii) a reduction in gross margin at Robicon from 36.6% to 33.0% in Fiscal 1996 resulting from inefficiencies relating to Robicon's move to a new facility, its outsourcing of production of its printed circuit boards and an upgrade of its MIS software system. These gross margin reductions were partially offset by: (i) an increase in gross margin at Anderson from 41.1% to 47.0% in Fiscal 1996 resulting from increased automation, a more profitable mix of products resulting from the divestiture of three lower margin product lines in Fiscal 1995, and cost savings resulting from the consolidation of Anderson's manufacturing operations into a single facility in Fiscal 1996; (ii) an increase in gross margin at HVE Europa from 29.1% to 36.8% in Fiscal 1996 resulting from improved pricing and certain product cost reductions; and (iii) an increase in gross margin at General Eastern from 48.8% to 50.8% in Fiscal 1996 resulting primarily from the growth of its calibration and service businesses.

         Administrative and selling expenses increased $8.8 million, or 33.7%, including $1.1 million due to the incremental costs associated with the inclusion of the operations of Jorda for a full year and increased commissions and other selling and administrative costs at Robicon, Anderson, General Eastern and HVE Europa attributable to higher sales levels. In addition, the Company incurred severance costs of $246,000 during Fiscal 1995, as compared to $456,000 in Fiscal 1996, in connection with the replacement of operating unit presidents as part of the Company's overall program to improve operating unit management. Such costs have been excluded from EBITDA. Administrative and selling expenses as a percentage of net sales increased from 22.4% to 23.4%, primarily as a result of the increase at Robicon from 19.3% to 21.9% in Fiscal 1996 due to higher sales levels.

         Research and development expenses were $8.1 million in both Fiscal 1995 and Fiscal 1996. As a percentage of net sales, such expenses declined from 6.9% in Fiscal 1995 to 5.4% in Fiscal 1996.

         Depreciation and amortization from continuing operations increased $500,000, from $3.1 million to $3.6 million, primarily as a result of the Jorda acquisition.



         The net total of restructuring charges, net reimbursed environmental and litigation costs and other increased from a charge of $56,000 in Fiscal 1995 to a charge of $0.9 million in Fiscal 1996. Restructuring costs declined from $1.3 million in Fiscal 1995 to $150,000 in Fiscal 1996. The Fiscal 1995 provision included costs related to the closure of a duplicate manufacturing facility, costs related to the consolidation of the operations of this manufacturing facility into another existing facility, and the write-off of the cumulative foreign currency translation adjustment resulting from the liquidation of a subsidiary of HVE Europa. The Fiscal 1996 provision reflected the closure of a sales office in Europe. The favorable impact of net reimbursed environmental and litigation costs declined approximately $1.7 million from $2.1 million in Fiscal 1995 to $450,000 in Fiscal 1996. See "Business -- Environmental and Insurance Matters." Other expenses increased from $0.9 million in Fiscal 1995 to $1.2 million in Fiscal 1996. Other expenses in Fiscal 1995 were primarily related to a $0.8 million provision to write down certain assets held for sale to estimated net realizable value and costs incurred by Anderson to move into another existing facility. Other expenses in Fiscal 1996 included a $1.2 million provision to write down certain assets held for sale to estimated net realizable value and costs incurred by Robicon to move to a newly constructed facility, which were partially offset by a net gain on the sale of vacant land and income from certain excess facilities.



         Adjusted EBITDA as defined in note (e) to "Notes to Selected
Historical Consolidated Financial Data," increased $0.5 million, or 4.3%, from $12.2 million in Fiscal 1995 to $12.8 million in Fiscal 1996. The excess of this increase over the decrease in income from operations for the same periods is primarily attributable to the higher level of restructuring and other charges excluded from Adjusted EBITDA in Fiscal 1996, as described in the immediately preceding paragraph.


         As a result of the factors described above, income from operations decreased $1.0 million, from $8.9 million in Fiscal 1995 to $7.9 million in Fiscal 1996.

         Interest expense increased $2.7 million from $8.6 million in Fiscal 1995 to $11.2 million in Fiscal 1996 due to an increase in CIP expense, the full year impact of indebtedness incurred in connection with the Jorda acquisition and the construction of a new manufacturing facility for Robicon, as well as slightly higher interest rates.

         As a result of the above items, the Company recorded income from continuing operations before income taxes, discontinued operations and extraordinary item of $365,000 in Fiscal 1995, as compared to a loss of $3.1 million in Fiscal 1996.

         In Fiscal 1995, the Company had income tax expense of $196,000 compared to an income tax credit of $2.6 million in Fiscal 1996, which was largely attributable to a Fiscal 1996 reversal of a tax reserve previously accrued in connection with a federal tax audit of prior years.

         The Company recorded income from discontinued operations net of income taxes of $276,000 in Fiscal 1995 including the net loss on disposal of the Berger and Shore operating units as compared to income of $1.5 million in Fiscal 1996, net of income taxes, including a gain on disposal of the Specialty Connector operating unit.

         In Fiscal 1996, the Company recorded an extraordinary loss of $422,000 on debt extinguishment, net of income taxes.

         The foregoing factors contributed to an increase in net income from $445,000 in Fiscal 1995 to $0.6 million in Fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's liquidity needs are primarily for working capital and capital expenditures. The Company's primary sources of liquidity have been funds provided by operations, proceeds from the sale of discontinued operations and asset sales and proceeds from financing activities. On August 8, 1997, the Company entered into a $25.0 million New Revolving Credit Facility which is being used primarily to fund the Company's working capital requirements and has a $5.0 million sublimit for the issuance of standby letters of credit. The New Revolving Credit Facility has a term of five years and replaces the $20.0 million Existing Revolving Credit Facility. Borrowings outstanding under the New Revolving Credit Facility as of August 8, 1997 were $8.5 million. The New Revolving Credit Facility contains covenants restricting the ability of the Company's operating units to, among other things, pay dividends or make other restricted payments to the Company. See "Description of Other Indebtedness and Obligations --New Revolving Credit Facility."

         On August 8, 1997, the Company completed a private placement of $135,000,000 in Existing Notes, $35,200,000 in Units consisting of Series A Preferred Stock, Common Stock and Common Stock Warrants. A portion of the net proceeds of the Offering was used to repay existing indebtedness described below, including accrued and unpaid interest thereon and associated prepayment penalties. In connection with the issuance of the Series A Preferred Stock, the Company issued to the holders thereof warrants representing 6.6% of the fully-diluted HVE Common Stock.

         On May 9, 1996, the Company entered into the Existing Revolving Credit Facility and the $10.0 million Senior Term Loan and completed a private placement of $20.0 million of Senior Secured Notes, $7.0 million of Senior Unsecured Notes and $25.0 million principal amount of Subordinated Notes (issued at 82.086% of the principal amount thereof), the net proceeds of which were used to refinance existing indebtedness. In connection with the issuance of the Subordinated Notes, the Company issued to the holders thereof warrants (the "Subordinated Notes Warrants") representing 12.5% of the fully-diluted HVE Common Stock. The holders of such warrants have the right, after May 1, 2000, to require the Company to purchase all or any portion of such warrants or any shares of HVE Common Stock issued upon exercise of such warrants at the greater of (i) a valuation prepared by an independent financial advisor or (ii) a formula value calculated as 8.0x the Company's EBITDA (as defined therein) less preferred stock and debt outstanding plus excess cash. The Company used $2.5 million of the net proceeds of the Offerings to repurchase Subordinated Notes Warrants representing 6.25% of the fully-diluted HVE Common Stock.

         For the third and fourth quarters of Fiscal 1997, the Company was not in compliance with certain of its financial covenants contained in the Existing Revolving Credit Facility, Senior Term Loan, Senior Secured Notes, Senior Unsecured Notes and Subordinated Notes due primarily to costs incurred in connection with an aborted acquisition and related offering costs. These technical covenant breaches did not create an event of default whereby the lenders could declare all outstanding balances due and payable, terminate all available commitments or enforce their rights under all security arrangements. The Company has received waivers with respect to such covenant defaults and all such indebtedness was repaid in full, together with accrued and unpaid interest and prepayment penalties, with the net proceeds of the Offerings.

         During the same time period, the Company was also not in compliance with certain of the financial covenants contained in the PEDFA IRB (as defined herein) as a result of the factors described above; however the Company has received a waiver with respect to such defaults. Additionally, if the waivers discussed above had not been obtained one of the Company's lessors could have declared a default under leases of certain of its properties in Lancaster, Pennsylvania and Sterling, Massachusetts.

         Pro forma for the consummation of the Transactions, as of July 26, 1997, the Company would have had total indebtedness (including redeemable put warrants) of $159.1 million and mandatorily redeemable preferred stock with an aggregate liquidation preference of $33.0 million.

         The Company does not anticipate any significant principal payment obligations under any of its outstanding indebtedness prior to maturity of the Notes except with respect to the New Revolving Credit Facility which has a term of five years. The ability of the Company to satisfy its obligations under existing indebtedness and preferred stock will be primarily dependent upon the future financial and operating performance of its operating units and upon the Company's ability to renew or refinance borrowings or to raise additional equity capital as necessary.

         The Company's working capital was $10.7 million, $11.9 million, $9.4 million and $12.1 million at April 29, 1995, April 27, 1996, April 26, 1997 and the three months ended July 26, 1997, respectively. The $1.2 million increase in working capital from April 29, 1995 to April 27, 1996 resulted in part from increases in accounts receivable, inventories and restricted cash and a decrease in federal, foreign and state income taxes payable which were partially offset by an increase in accounts payable, accrued interest and accrued liabilities, advance payments by customers and deferred income taxes. The increases in accounts receivable and inventories were related to growth of Robicon's medium voltage VFD sales, the inclusion of sales generated by Jorda for the entire fiscal year and growth in the sales of Anderson's power connectors, partially offset by the sale of the Specialty Connector operating unit. The increase in working capital was funded primarily by proceeds from the divestiture of discontinued operations and the net proceeds from the issuance of long-term obligations and a cash overdraft. The $2.5 million decrease in working capital from April 27, 1996 to April 26, 1997 resulted from a decrease in restricted cash and an increase in accrued interest and accrued liabilities, despite increases in inventories and decreases in deferred income taxes and advance payments by customers. The decrease in restricted cash was due to the shipment of certain systems by HVE Europa and the increase in inventories was related to higher sales levels. The $2.7 million increase from April 26, 1997 to July 26, 1997 resulted from (i) a decrease in Accounts Payable of $1.6 million primarily relating to the timing of supplier deliveries and payments at Robicon, (ii) a decrease of $500,000 in federal, foreign, and state income taxes payable and deferred income taxes primarily resulting from tax payments of $700,000 in excess of tax provisions and (iii) decreases in accrued interest and other accrued liabilities related to the timing of interest and other payments. After giving effect to the Merger, the Company's pro forma working capital at July 26, 1997 would have increased by $36.5 million. Cash and cash equivalents of $1.4 million on the Company's balance sheet as of July 26, 1997, unadjusted for the Transactions, excludes $2.0 million of restricted cash in uninsured foreign bank accounts which was used as collateral for a bank guarantee facility for customer advances.

         Net cash provided by operating activities in Fiscal 1995 was $10.1 million, compared to net cash used in operating activities of $6.4 million in Fiscal 1996. The increase in net cash used in operating activities reflected significant increases in accounts receivable and inventories related to higher sales volumes in Fiscal 1996 and a decrease in federal, foreign and state income taxes payable. Net cash used in operating activities in Fiscal 1996 was $6.4 million as compared to $0.6 million of net cash provided by operating activities in Fiscal 1997. The net cash provided by operating activities in Fiscal 1997 resulted primarily from a decrease in working capital employed in the Company's businesses, despite increased sales levels. The net cash used in operating activities for the three months ended July 26, 1997 was $3.1 million. This decrease was primarily in working capital and attributable to the decrease in accounts payable and federal, foreign, and state income taxes payable described above.

         As of April 29, 1995, April 27, 1996, April 26, 1997 and July 26, 1997,
the Company had assets held for sale, consisting of several former manufacturing facilities, of $6.4 million, $6.2 million, $5.2 million, and $5.2 million respectively. These properties are recorded at the carrying amount or fair value less selling costs. The Company believes it is possible that the proceeds from the sale of these properties will differ significantly from the carrying amount and additional losses may then be recorded. During Fiscal 1995 and Fiscal 1996, the Company recorded provisions of $0.8 million and $1.2 million, respectively, to write down the value of certain former manufacturing facilities. During Fiscal 1996, the Company reclassified to assets held for sale a former manufacturing facility valued at $1.2 million, which was retained in the sale of the Specialty Connector operating unit.

         Net cash used in investing activities in Fiscal 1995 was $12.3 million due primarily to the $10.0 million of capital expenditures (including $0.8 million related to discontinued operations and leased asset additions) and the $5.9 million investment to acquire Jorda in Fiscal 1995. In Fiscal 1996, net cash provided by investing activities was $5.7 million, due primarily to approximately $11.0 million of proceeds from the sale of the Specialty Connector operating unit partially offset by $6.0 million in capital expenditures (including leased asset additions) in Fiscal 1996. The Company incurred capital expenditures of $10.0 million (including $0.8 million related to discontinued operations and leased asset additions) in Fiscal 1995, including $6.6 million for a new manufacturing facility for Robicon compared to $6.0 million of capital expenditures (including leased asset additions) in Fiscal 1996. Net cash used in investing activities increased in Fiscal 1997 to $3.1 million despite a decrease in capital expenditures (including leased asset additions) from $6.0 million in Fiscal 1996 to $5.0 million in Fiscal 1997. Capital expenditures in Fiscal 1996 included a $1.9 million expenditure for an additional facility for Natvar. Net cash used in investing activities for the three months ended
July 26, 1997 was $700,000. This decrease was primarily due to capital expenditures at Datcon, Natvar, Anderson, and General Eastern for information technology upgrades, new products and productivity programs. Although the Company believes that a significant portion of future capital expenditures will be used to fund planned maintenance of facilities and equipment, the Company may require additional capital expenditures to support growth at certain of its operating units. The Company expects to make capital expenditures (including leased asset additions) of $7.5 million in its fiscal year ending April 1998.

         Net cash provided by financing activities increased from $1.2 million in Fiscal 1995 to $1.9 million in Fiscal 1996, primarily due to the issuance of long-term obligations and the cash overdraft which was partially offset by payments on certain long-term obligations and decreases in restricted cash. Net cash provided by financing activities was $1.9 million for Fiscal 1996 and Fiscal 1997, which included a refinancing of a majority of the Company's long-term obligations in Fiscal 1997. For the three months ended July 26, 1997, net cash provided by financing activities increased to $3.8 million primarily due to the timing of supplier deliveries and payments, tax payments, transaction costs, and prepaid vacation payments in Europe.

         The Indenture will allow each Restricted Subsidiary that is an obligor under an Intercompany Note to effect a Qualified Subsidiary IPO. Upon completion of a Qualified Subsidiary IPO, such Restricted Subsidiary will become an Unrestricted Subsidiary and the cash flow of such Unrestricted Subsidiary will no longer be available (i) to service debt obligations of the Company or its remaining Restricted Subsidiaries or (ii) for purposes of determining whether the Company or its remaining Restricted Subsidiaries will be able to incur additional indebtedness, either of which could affect the liquidity of the Company.

         While the Company believes that internally generated funds and amounts available under the New Revolving Credit Facility will be sufficient to satisfy its operating cash requirements and make required interest and principal payments under the New Revolving Credit Facility, the Notes and existing capital leases, IRBs, mortgage notes, notes payable and the foreign credit line and payments with respect to the contingent interest payments and the redeemable put warrants, there can be no assurance that such sources will be adequate and that the Company will not require additional capital from borrowings or securities offerings to satisfy such requirements. In addition, the Company may require additional capital to fund future acquisitions. There can be no assurance that such capital will be available.

                                    BUSINESS

COMPANY OVERVIEW

         The Company owns and operates a diversified group of seven middle market industrial manufacturing businesses. These businesses focus on designing and manufacturing high quality, applications-engineered products which are designed to address specific customer needs. The Company's products are sold to a broad range of domestic and foreign OEMs and end-users in a variety of industries including process automation, freshwater and wastewater treatment, petrochemicals, semiconductor fabrication, chemicals, construction, agriculture, materials handling, computers, telecommunications, medical equipment and climate control and for scientific and educational research. The diversified nature of the products sold and end-markets served by the Company's businesses limits the effect on the Company of operating performance fluctuations in any single operating unit and cyclical downturns within individual industries and end-markets, while the Company believes that its focus on middle market manufacturing enhances its growth prospects. The Company believes that these factors have contributed to steady growth in consolidated net sales and Adjusted EBITDA (as defined in note (m) on page 35). Between Fiscal 1993 and Fiscal 1997, the Company's historical net sales increased at a 14.3% CAGR, from $101.3 million to $173.1 million, and its Adjusted EBITDA increased at a 15.7% CAGR from $9.1 million to $16.3 million. Pro forma for the Merger, the Company had net sales and Adjusted EBITDA (as defined in note (m) on page 35) of $237.9 million and $25.4 million, respectively, in Fiscal 1997. For information regarding the Company's consolidated net sales, operating income, identifiable assets and other information by industry segment, see Note R to the Company's consolidated financial statements, beginning at page F-27. For information regarding international and export sales, see Note Q to the Company's consolidated financial statements, beginning at page F-25.

COMPETITIVE STRENGTHS

    Management has focused its efforts on acquiring and developing a group of middle market manufacturing businesses that generally share the following competitive strengths:

    - Leading Market Positions. Several of the Company's products hold leading market share positions in their respective niche markets, including the Company's medium voltage VFDs (Robicon), advanced surface analysis instruments (PHI), high current, quick disconnect power connectors (Anderson), humidity calibration instruments (General Eastern) and particle accelerator systems (HVE Europa). The Company believes that applications-engineering expertise, proprietary technology and customer relationships act as significant barriers to entry in several of the Company's markets.

    - Reputation for Innovative Product Development. The Company believes that its operating units have reputations for the development of innovative products designed to address specific customer needs. For example, in November 1994, Robicon introduced its Perfect Harmony series of medium voltage VFDs which represented a significant technological breakthrough relative to competitors' product offerings by increasing power factor and reducing harmonic distortion typically resulting from the use of VFDs with large electric motors. In addition, PHI has recently introduced several new surface analysis instruments, including the SMART-200, TRIFT II and 6800 Dynamic SIMS, which each have the ability to analyze every point on an 8-inch semiconductor wafer.

    - Long-Term Relationships with Market-Leading Customers. The Company's operating units serve some of the largest companies in their respective industries, including: Advanced Micro Devices, Advanced Silicon Materials, American Power Conversion, Amoco, Caterpillar, Cummins Engine, E-Z-GO (Textron), Harley-Davidson, Hewlett-Packard, Hitachi, IBM, Lucent Technologies, Massey Ferguson, 3M Healthcare and Yaskawa Electric. With the exception of one customer which accounted for 6.6% of the Company's consolidated net sales for Fiscal 1997, pro forma for the Merger, no customer of any of its operating units accounted for more than 2.7% of such sales. The Company's operating units have long-term relationships with many of their customers; in many cases these relationships have existed in excess of 10 years. No customer or group of affiliated customers accounted for 10% or more of the Company's consolidated revenues in Fiscal 1997.

    - Experienced and Incentivized Senior Management Team. The Company and each of its operating units are run by senior managers who have an average of over 20 years of relevant operating experience. The Company's senior management team has financial incentives tied to long-term improvements in the Company's financial performance.

BUSINESS STRATEGY

    The Company's business strategy is to increase the sales and profitability of its existing businesses and to build upon their inherent competitive strengths. The Company applies a consistent operating strategy to its individual operating units, key elements of which include:


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
    - Focus on Applications-Engineered Products. The Company's products are typically engineered based upon specific customer applications. The Company seeks to involve its customers at an early stage of the product development process in order to jointly design new products and to improve existing ones. In certain instances, this process has resulted in the Company becoming a sole source supplier. The Company believes that this strategy has led to incremental long-term business with key customers and the addition of new customers.

    - Integrated Product Development. The Company seeks to develop new products and find new applications for existing products through an integrated product development process that involves cross-functional teams including engineering, manufacturing and marketing personnel. As a result, the Company believes that it is able to design and manufacture products that address specific customer needs and can be manufactured efficiently, cost-effectively and on a timely basis.

    - Focus on Core Competencies. The Company believes that its core competencies are the design, engineering and assembly of applications-engineered products. As part of its focus on these core competencies, the Company has eliminated certain ancillary functions performed by certain of its operating units over the last several years including printed circuit board assembly, machining and metal stamping and plating.

    - Commitment to Process Re-engineering and Total Quality. The Company maintains process re-engineering and Total Quality programs at each of its operating units, which it began implementing in 1993. These programs have enabled the Company to improve product quality, increase manufacturing efficiency and productivity, reduce product lead and cycle times and reduce the relative amount of working capital invested in its businesses.

    - Decentralized Management of Operating Units. The Company's operating units are managed on a decentralized basis by senior managers who apply a consistent operating strategy, while a small corporate staff provides strategic direction and support. As a result of the discrete nature of the Company's operating units, the Company has been able to sell businesses or product lines on an opportunistic basis. For example, since 1988, the Company has divested 12 businesses that generally lacked some or all of the competitive strengths common to its current operating units.

    Acquisitions are also an important part of the Company's growth strategy. The Company seeks to supplement its internal growth with selected add-on acquisitions of businesses that are complementary to its existing operating units. In recent years, both Robicon and Datcon have successfully completed and integrated such add-on acquisitions. In addition, the Company seeks to acquire middle market manufacturing businesses to operate on a stand-alone basis, such as PHI, that possess competitive strengths similar to those of its existing businesses.

THE OPERATING UNITS

    The Company conducts its business through seven independent operating units, Robicon, PHI, Datcon, Anderson, Natvar, General Eastern and HVE Europa, each of which has its own management team and manufacturing facilities and maintains its own independent market identity. A discussion of the businesses conducted by each of the operating units follows.

ROBICON

    Robicon is a leading designer and manufacturer of high power conversion products, which are used to regulate electric power, reduce energy costs and improve process control in a wide variety of industrial applications. Products include variable frequency drives ("VFDs") for large electric motors and power control systems for other applications. These products are used in process automation, freshwater and wastewater treatment, oil and gas extraction and transmission, petrochemical processing, silicon processing, glass manufacturing, cement production and other general industrial applications. In general, Robicon's products are designed to provide highly engineered solutions to specific customer requirements by utilizing a combination of standard product platforms and options, with customized features. Robicon's growth strategy is to increase sales of existing product lines through entrance into new end markets and international expansion, and to add products and services complementary to its existing product lines. The Company believes that Robicon is able to differentiate itself from its competitors through the use of proprietary technology, innovative product development, superior customer service, and the ability to offer applications-engineered solutions based on standard products. Robicon's headquarters are located in New Kensington, Pennsylvania, a facility opened in Fiscal 1996. For Fiscal

1997, Robicon had net sales of $83.1 million, which represented 34.9% of the Company's consolidated net sales for such period, pro forma for the Merger.

Products

    According to an article in Scientific American (September 1990), industry sources estimate that motors consume 65% to 70% of all electricity used for industrial applications, or more than half of the electric power generated in the United States, at an annual cost of over $90 billion. In a single year, a typical large industrial motor typically consumes electricity that costs 10 to 20 times its total capital cost. Many machines driven by electric motors, particularly pumps and fans, need to vary their speed in response to changing process needs. Particularly in large motor applications, this is often done by operating the pump or fan at full power while "throttling" its output with a partly closed valve or damper, which is comparable to driving a car with the accelerator completely depressed and using the brake pedal to vary the car's speed. Operating the pump or fan at full power wastes tremendous amounts of electricity at significant cost and results in poor process control. A VFD is analogous to an electric dimmer switch which regulates the brightness of light in a lamp. VFDs regulate the amount of electricity supplied to electric motors as an alternative means of varying output. For example, when only half the flow from a pump is needed, the VFD supplies a reduced amount of electricity to the electric motor driving the pump. As a result, according to industry sources, electricity savings on motors using VFDs can range from 10% to 40%. Of particular importance to Robicon, which participates in the VFD market for large motors, is the estimate by industry sources that the largest 10% of the domestic motor population accounts for at least 80% of all motor energy consumption. Use of VFDs has been growing steadily, driven by the desire to achieve energy cost savings, the need to control large industrial processes more accurately and technological advances that have improved the cost and practicality of using VFDs in large motor applications.


    Historically, Robicon primarily manufactured low voltage (480 volts) VFDs for small electric motors (20 to 1,500 horsepower) for use in industrial applications such as commercial building climate control, incinerators and freshwater and wastewater treatment plants, and in other general industrial uses. Recently, the Company introduced the Perfect Harmony series of medium voltage (2,300 to 7,200 volts) VFDs for large electric motors (400 to 7,000 horsepower). Heavy industrial processes such as freshwater and wastewater treatment, oil and gas extraction and transmission, petrochemical processing, and cement production, utilize large electric motors that require high levels of power to drive pumps and fans. An undesirable byproduct of using medium voltage VFDs on a large electric motor is the creation of harmonic distortion which causes stress and fatigue to the electric motor and shortens its useful life, as well as current and voltage fluctuations which may result in damage to other equipment on the power grid. Most VFDs also place greater demands on a power grid than the actual power consumed by the motor, an occurrence referred to as reduced power factor, which can result in assessments of penalty charges against the user by the local utility. Perfect Harmony, Robicon's patented technology for medium voltage VFDs, virtually eliminates harmonic distortion and poor power factor in large electric motors and as a result has significantly expanded the market for medium voltage VFDs. The Company believes that Perfect Harmony is the leading technology for reducing harmonic distortion and improving power factor in medium voltage VFD applications and that this technology complements Robicon's applications expertise and long-term customer relationships. Perfect Harmony drives can be installed on virtually any large electric motor without costly modifications and can be customized using a standard set of options. Robicon has recently expanded its Perfect Harmony series to include synchronous transfer, a feature that allows a single VFD to regulate multiple motors sequentially. These VFDs are currently targeted at new end users in the oil and gas pipeline markets. Introduced in November 1994, Perfect Harmony medium voltage VFDs accounted for approximately $27 million of Robicon's net sales for Fiscal 1997, or approximately 33% of Robicon's total net sales for such period.

    While VFDs regulate electricity for motors, power control systems regulate electric power for other applications. Typical applications for Robicon's power control systems include: (i) power supplies for high-power melting applications, such as glass and fiberglass furnaces and plasma arc torches used in steel mills and smelters; (ii) power supplies for polysilicon extraction and silicon crystal growing for use in the semiconductor industry; and (iii) power supplies for plasma generators used in sputtering equipment for coating the surface of glass or plastics. Power control systems are critical to process control and reducing overall energy costs in these applications.

Markets and Customers

    Robicon markets and sells VFDs primarily in North America and Asia with an expanding presence in Europe, Australia and South America. The market for VFDs is comprised primarily of two customer segments: industrial and municipal. The industrial market for VFDs is comprised of large power users such as metals smelting plants, cement plants, pulp and paper mills, chemical processing plants and power generation facilities. Robicon's industrial customers include Amoco, Chevron, Interprovincial Pipeline, Lafarge, Mead Paper, Medusa Cement, Westinghouse Electric and Yaskawa Electric. The municipal market for VFDs is comprised primarily of municipalities which operate freshwater and wastewater treatment facilities.

    Customers for Robicon's power control systems include OEMs such as British Oxygen (Airco), Kayex and Wheelabrator and end-users such as Advanced Silicon Materials, Geneva Steel and Owens-Corning. Demand for power control systems is driven by the construction of new, or the upgrading of existing, steel mills or smelting facilities, semiconductor fabrication facilities, glass and fiberglass furnaces and other large electrical process manufacturing facilities. Because of the long lead time required to design, permit and build such facilities, demand for power systems does not necessarily correlate to general economic cycles.

Sales and Marketing

    Robicon's VFDs are sold through Robicon's direct sales force and by independent manufacturers' representatives. Bids for large municipal VFD contracts are typically conducted through a "request for proposal" process and handled by Robicon's independent manufacturers' representatives. Robicon's power control systems are sold by its direct sales force.

Competition

    Robicon's principal competitor in the VFD market is Rockwell Automation (Allen-Bradley/Reliance). Other competitors include divisions of multinational corporations such as Ansaldo Ross-Hill, Asea Brown Boveri ("ABB"), Cegelec, Eaton (Cutler Hammer), Emerson Electric and Siemens. Robicon's major competitors in the power control systems market include multinational corporations such as ABB and Westinghouse Electric, and several niche engineering firms such as InverPower, Rapid Technology and Spang & Company. As with VFDs, power systems are often produced by divisions of large multinational corporations that may offer a broader product range than that of Robicon.

PHI

    PHI is a leading designer and manufacturer of advanced surface analysis instruments and components used to determine the elemental and/or chemical composition of materials found on or near the surface of a sample. Advanced surface analysis instruments are used in commercial applications in central support laboratories and at or near the production line in the semiconductor fabrication, computer peripherals, chemicals, aerospace, metals, polymer, automotive and biomaterials industries, among others, for product and process development, process control, defect review and failure analysis. Advanced surface analysis instruments are also used for materials science research by universities and government institutions. PHI is also a leading supplier of ultrahigh vacuum ion pumps and controls required for highly accurate surface analysis and for other applications. PHI's headquarters are located in Eden Prairie, Minnesota. For the LTM period ended March 28, 1997, PHI had net sales of $64.8 million, which represented 27.2% of the Company's consolidated net sales for Fiscal 1997, pro forma for the Merger.


    PHI's growth strategy is to increase sales of its products through identification of new applications for its existing products, increased penetration of international markets, enhancements in the technological capability of its instruments, development of application-specific hardware configurations for its instruments and the continued improvement in the operating ease and efficiency of its instruments through increased automation and software development. The Company believes that PHI differentiates itself from its competitors through its patented and proprietary technology, expertise in the manufacture of instruments incorporating ultrahigh vacuum technology, superior customer service, support and training and a reputation for product quality, ease of operation and reliability.

Products

    PHI's products include Auger Electron Spectroscopy ("Auger"), Electron Spectroscopy for Chemical Analysis ("ESCA"), Time-of-Flight Secondary Ion Mass Spectrometry ("TOF-SIMS") and Dynamic Secondary Ion Mass Spectrometry ("Dynamic SIMS") instruments. Under ultrahigh vacuum conditions, PHI's surface analysis instruments direct a particle beam at the surface of a solid under investigation, causing the emission of particles from the specimen that may be analyzed to determine the elemental and/or chemical composition of the sample surface. Highly sophisticated software, customized for each of PHI's surface analysis instruments, interprets data received from the instrument's analyzer and creates images that show the distribution of elements or molecules on a surface. Graphical and numerical data may also be obtained. In addition, by removing and analyzing successive layers of material each surface analysis instrument is capable of generating a depth profile, which indicates how elemental and/or chemical composition varies throughout the thickness of a sample.

    PHI's Auger surface analysis instruments direct a highly focused continuous electron beam onto a sample, which causes high energy "Auger electrons" to be emitted from the sample surface. Because the energy level of such Auger electrons is unique to the element from which they were emitted, it may be measured to identify the elements present on the surface. Auger offers the highest spatial resolution of all of PHI's surface analysis instruments, providing high definition images of the distribution of elements on a microscopic region of a surface. In general, Auger may be used to examine inorganic samples that are electrically conductive, such as semiconductors and metals. While PHI's Auger instruments are well-suited to a variety of applications, they are primarily used in the semiconductor industry for process development, process control, defect review and failure analysis. For example, PHI's Auger instruments are used to create high resolution images showing the location of elements on a selected region of a semiconductor wafer. The Company believes that, because of its high resolution capabilities, Auger will be of increasing significance in semiconductor fabrication as the dimensions of semiconductor devices are reduced. Auger also offers high elemental sensitivity, enabling the identification of impurities in or on semiconductor devices which may affect production yields in semiconductor fabrication. PHI's 680 Auger instrument is primarily used in central support laboratories to analyze materials in a variety of industries, including the semiconductor, aerospace, computer peripherals, metals and automotive industries. PHI's introduction in 1994 of the SMART-200, a new Auger surface analysis instrument which has the ability to analyze every point on an 8-inch semiconductor wafer, enabled PHI to expand the market for its Auger instruments within the semiconductor industry. Another typical application of PHI's Auger instruments is the analysis of corrosion of the read/write heads of computer hard drives.

    PHI's ESCA surface analysis instruments direct a continuous x-ray beam onto a sample, which causes "photoelectrons" to be emitted from the sample surface. Because the energy level of such photoelectrons is unique to the element or arrangement of atoms from which they were emitted, it may be measured to identify the elements or determine the chemical composition of molecules on the surface. ESCA may be used to analyze a wide variety of materials, including both conductive and non-conductive solids, and provides both elemental and chemical data, although with lower spatial resolution than Auger. While PHI's ESCA instruments are well-suited to a variety of applications, they are primarily used by PHI's customers for the analysis of polymers, semiconductors, chemicals, computer peripherals, biomaterials and automotive components. Typical applications include the development and optimization of chemical processing for etching semiconductor wafers, the application of thin polymer films on bulk materials, such as polymer coatings on aluminum cans, anti-corrosion coatings on metal surfaces and non-stick coatings for kitchen utensils, as well as the analysis of multi-layered paint. PHI's ESCA product line currently includes the 5800 as its standard model and the Quantum 2000 Scanning ESCA Microprobe(TM), which offers enhanced resolution and operation on a fully-automated "turn-key" basis.

    PHI's TOF-SIMS surface analysis instruments direct short, intermittent bursts of charged atoms or molecules called "ions" onto a sample, which causes other ions to be emitted from the sample surface. These emitted ions traverse a long flight path, with the time required for an ion to reach the analyzer (the "time of flight") being directly related to its mass. Because the mass of such ions is unique to the material from which they were emitted, it may be measured to identify the elements or molecules present. The "time of flight" method of determining the mass of the emitted ions is highly precise and can be used to accurately identify both the elemental and chemical composition of a surface. In addition, TOF-SIMS is the best-suited of PHI's instruments to the detection of very large molecules, such as those found in plastics and biomaterials, and PHI's TOF-SIMS instruments can detect trace impurities in a sample at levels of one part per million. PHI's TOF-SIMS products are used in a variety of applications including the semiconductor industry for quality control and process development, primarily in central support laboratories. For example, PHI's TOF-SIMS instruments are capable of detecting contamination on semiconductor devices, including photoresist used in semiconductor device manufacturing, which may affect production yields. PHI's TOF-SIMS products are also sold for use in a variety other industries, including polymers, computer peripherals and biomaterials. Applications include the process development of the application of thin films on printer paper


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
and lubricants on computer hard disks. In 1994, PHI introduced the TRIFT II, a new TOF-SIMS instrument which may be configured to analyze every point on an 8-inch semiconductor wafer.

    PHI's Dynamic SIMS surface analysis instruments direct a highly focused continuous beam of ions onto a sample, which causes other ions to be emitted from the sample surface. Because the mass of such ions is unique to the material from which they were emitted, it may be measured to identify the elements present. In general, Dynamic SIMS is used to examine inorganic samples. PHI's Dynamic SIMS instruments are capable of detecting trace impurities with a sensitivity of greater than one part per billion, although without the chemical sensitivity of PHI's TOF-SIMS instruments. While PHI's Dynamic SIMS instruments are well-suited to a variety of applications, they are predominantly used in central support laboratories in the semiconductor industry for process control to monitor the precise elemental composition of semiconductor devices and in quality control to identify contaminants that may affect yields in semiconductor fabrication. Because the ion beam in PHI's Dynamic SIMS instruments removes the surface layer of a material under investigation, depth profiles are generated as a result of the operation of the instrument. This is in contrast to PHI's other surface analysis instruments in which an additional ion beam is required to remove successive layers of material. The 6650 Dynamic SIMS is PHI's standard model. In 1997, PHI intends to introduce the 6800 Dynamic SIMS instrument, which has the ability to analyze every point on an 8-inch semiconductor wafer. All of PHI's Dynamic SIMS surface analysis instruments are designed for ease of use and rapid sample change for efficiency of sample analysis in industrial applications.

Markets and Customers

    PHI markets and sells its surface analysis instruments worldwide, with Japan representing its largest market and North America its second largest market. The Company believes that demand for advanced surface analysis instruments will increase most rapidly in Asia and the Pacific Rim region over the next several years due primarily to an increased level of semiconductor fabrication facility construction in those regions.

    Historically, customers have operated PHI's surface analysis instruments primarily in industrial central support laboratories for research and development, pre-production testing of pilot processes, materials characterization and process control and verification, typically where understanding the elemental and/or chemical composition of a material's surface is critical to product or process development. In addition, the Company believes that production support applications, such as failure analysis, defect review and quality control, represent an important growth area, particularly in semiconductor fabrication. PHI's surface analysis instruments are also used by universities and government institutions for materials science research.

    Due to the diversity of applications for PHI's surface analysis instruments, PHI is not dependent on sales to customers in any single industry. PHI's products are suitable for a wide variety of applications without the need for customization or modification. This versatility of function permits PHI to respond quickly to changes in the marketplace that favor new technologies or demonstrate new applications. In addition, PHI has the ability to tailor each surface analysis instrument to specific applications through changes in hardware configuration, software customization and varying degrees of automation of operation in response to industry-specific demands or customer requirements.

    PHI's customer base is principally comprised of industrial laboratories, OEMs and research facilities, including those associated with universities and government institutions. Demand for PHI's products is driven by the need for precise chemical and/or elemental analysis of materials. Some of PHI's customers include Advanced Micro Devices, Alcoa, DuPont, Hewlett-Packard, IBM, Matsushita, Motorola, Nippon Steel, Samsung, Seagate, Siemens, Texas Instruments, Toshiba and numerous universities and government institutions worldwide. PHI seeks to cultivate long-term relationships with its various customers through the continuous provision of post-sale technical support and on-site training of new users of PHI's installed base of surface analysis instruments.

Sales and Marketing

    PHI markets its products domestically and internationally on the basis of product performance and quality, availability and quality of after-sales support, and industry reputation in the manufacture of advanced surface analysis instruments. The significant cost of surface analysis instruments (ranging from approximately $250,000 to $1.5 million) leads to careful consideration among potential purchasers not only of product reliability and performance, but also availability and quality of technical support and training, factors which the Company believes favor PHI and enable it to realize a pricing premium over competitors' comparable products.


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
    PHI's experienced and technically-oriented sales force is organized geographically and consists of teams responsible for North America, Japan, the Pacific Rim region and Europe. Technical service personnel (most of whom are scientists and engineers) are decentralized within each region and strategically situated in close proximity to major customers. PHI presently has a 50% interest in a joint venture with ULVAC, a Japanese company, which resells and services PHI's surface analysis instruments in the Japanese market. This joint venture (ULVAC-PHI) has enabled PHI to successfully sell products into Japan, currently the largest market for advanced surface analysis instruments. In addition, PHI provides surface analysis services on a contract basis in its analytical laboratories located in the United States, Germany and Japan. Such services often serve as an effective means of demonstrating the capabilities of PHI's surface analysis instruments to customers who may then consider purchasing an instrument.

Competition

    Competition in the surface analysis market is highly concentrated. The only broad line competitors in the markets served by PHI's products are Cameca and VG Scientific (Thermo Electron). The Company believes that PHI has leading market shares in the Auger, ESCA and TOF-SIMS and that PHI has the second largest market share in Dynamic SIMS. In Auger, PHI's primary competitors are VG Scientific and JEOL (Nihon Densi). In ESCA, PHI's primary competitors are Kratos Analytical (Shimadzu) and VG Scientific. In TOF-SIMS, PHI's primary competitor is ION-TOF, which is partially-owned by and markets its products through Cameca. In Dynamic SIMS, PHI's primary competitor is Cameca. The Company believes that the technical expertise required for the design, production and support of instruments incorporating ultrahigh vacuum technology is a significant barrier to entry to potential competitors.

DATCON

    Datcon together with its wholly-owned subsidiary, Jorda, designs and manufactures customized monitoring instrumentation for heavy duty and off-highway vehicles. Datcon's products include instrument clusters, speedometers, tachometers and fuel, temperature and pressure gauges which are used in construction equipment, agricultural machinery, materials handling equipment and generator and compressor engines. Jorda, based in Barcelona, Spain, was acquired by the Company in March 1995, and is a leading manufacturer of instrument clusters for farm tractors in Europe. Datcon's headquarters are located in Lancaster, Pennsylvania. For Fiscal 1997, Datcon had net sales of $32.5 million, which represented 13.7% of the Company's consolidated net sales for such period, pro forma for the Merger.

    A principal element of Datcon's strategy is to provide its customers a broad line of "mass customized" products in the niche market for monitoring instrumentation for heavy duty and off-highway vehicles. Mass customization involves several steps, from manufacturing instrumentation to a customer's specific tolerances to incorporating the customer's logo and design profile in the product. In order to mass customize products profitably, a manufacturer must be able to meet short lead times and operate short production runs, both areas in which Datcon has significant expertise. Datcon seeks to increase its market share by introducing complementary new products that leverage its applications expertise. Datcon has designed many innovative products capable of performing accurately under the harsh conditions that are endemic to the construction, agriculture and mining industries, including high vibration, extreme temperature, exposure to ultra-violet light and humidity, which can cause fogging.

Products

    The Company believes that Datcon has one of the broadest lines of mass customized monitoring instrumentation for heavy duty and off-highway vehicles. Datcon's line of gauges and meters includes electrical instruments such as speedometers, tachometers, fuel, temperature and pressure gauges and hour meters in a variety of styles. Datcon offers its customers integrated monitoring instrumentation packages comprised of gauges and/or senders or sensors. Sensors and senders are devices that collect information at its source and relay it to gauges and meters. Sensors are generally more technologically sophisticated than senders and are used where the provision of precise measurement is cost-justified. Datcon also manufactures and sells instrument clusters, which are distinct from stand-alone vehicle monitoring instrumentation as they combine multiple instruments in a single package with one set of electronics. Datcon believes that its ability to offer its customers instrument clusters, through the acquisition of Jorda, has enhanced its market position. In furtherance of its strategy to increase market share through the introduction of innovative products, Datcon has introduced several products including: (i) the IllumaSeal(TM) line of heavy duty instruments that deliver no-fog, waterproof performance and high levels of night visibility; (ii) the Smart Instrument(TM) line of instruments that provide visual indication of operational problems and can offer such feature enhancements on a simple plug-in replacement basis to existing vehicle designs; (iii) the Illuma Deluxe(TM) line of field-programmable speedometers and tachometers which enable customers to custom-calibrate these new microprocessor controlled


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
instruments to match individual vehicle specifications; and (iv) the Intellisensor series of fuel measurement systems which allow for electronic measurement of fluid levels through the use of solid state technology, thereby eliminating moving parts and increasing accuracy and durability.

Markets and Customers

    Datcon sells its products in 40 countries worldwide. Approximately 75% of Datcon's product sales are to OEM markets (including OEM after market sales) to a diverse group of customers. Datcon has multi-year relationships with some of the largest OEMs in its markets including Caterpillar, Cummins Engine, Harley-Davidson, Case, Landini, Massey Ferguson, SAME and Toro. The remaining 25% of Datcon's products are sold through third-party distributors under the Datcon(R) and AST(TM) brand names to other OEM customers and to the after market. Datcon believes that it has developed significant customer loyalty by consistently providing high quality products and exceptional service. The acquisition of Jorda has provided Datcon with direct access to additional European customers and an immediate presence in the European instrument cluster market.

Sales and Marketing

    Datcon's products are sold through direct sales representatives in the United States and Europe, as well as by manufacturers' sales agents in regions where sales volume does not necessitate the assignment of a direct representative. In addition, Datcon is represented by a worldwide network of authorized distributors who carry Datcon products in inventory.

Competition

    The market for monitoring instrumentation for heavy duty and off-highway vehicles is highly fragmented. The U.S. Gauge/Dixson division of AMETEK, a diversified manufacturer, is the largest competitor in the industry. Other competitors are Beede, Frank W. Murphy Manufacturing, Hobbs, Joseph Pollack (Stoneridge), Kysor/Medallion (Kuhlman) and Teleflex. The Company believes that Datcon's largest competitor in Europe is VDO, a subsidiary of Mannesman.

ANDERSON

    Anderson is a leading designer and manufacturer of high efficiency, pluggable power connectors for use in high current, quick disconnect applications including materials handling equipment and other electric-powered vehicles, uninterruptible power supply products, telecommunications and networking equipment and office furniture panel electrification. Anderson specializes in high efficiency, pluggable connectors that are designed to provide applications-specific solutions to power distribution and power management challenges for end users. In addition to introducing new applications-specific products, Anderson seeks to increase sales through finding new applications for its standard power connectors. Anderson's headquarters are located in Sterling, Massachusetts. For Fiscal 1997, Anderson had net sales of $21.6 million, which represented 9.1% of the Company's consolidated net sales for such period, pro forma for the Merger.

Products

    Power connectors allow for the transmission of electric current to provide distributed power within a device or system. Anderson focuses on the niche market for wire-to-wire and wire-to-board, high current, quick disconnect electric power connectors. Quick disconnect power connectors, in contrast to permanent connectors, allow for easy and repeated disconnection and reconnection to the power source. Anderson manufactures a broad range of both applications-specific and standard power connectors. Anderson connectors utilize a flat interlock contact design. These contacts are supplied in a variety of housings and manufactured in a range of sizes in two product families. The SB(R) series consists of two contacts, spring-mounted in a genderless plastic housing design for easy connection and disconnection. The Powerpole(R) series consists of a single contact, mounted in a modular, genderless housing which can be assembled with other connectors in any configuration or quantity, offering customers wide flexibility in customized connector solutions at reasonable cost for low and high volume applications.

Anderson differentiates its power connectors from those of its competitors by focusing on specialized applications that require unique power connectors to be customized for specific applications on a rapid-turnaround basis. For example, Anderson designed a special power connector for electric golf carts made by E-Z-GO (Textron). Anderson designed and supplies a unique "smart" connector that disables the electric drive control while the cart is being recharged, thereby eliminating the possibility of inadvertent drive-aways while the cart remains connected to the charging stand. Anderson also specializes in uncovering new applications for its standard power connectors. For example, Anderson successfully applied its existing power connector technology to the rapidly growing market for uninterruptible power supply products.

Markets and Customers

    Anderson's connectors are primarily used in OEM applications that typically require high current capacity, high reliability and ease of installation, as well as blind-mate, hot pluggable and quick disconnect capabilities. Typical applications include: (i) materials handling equipment and other electric-powered vehicles, including forklifts, golf carts, wheelchairs and other vehicles; (ii) uninterruptible power supply (UPS) products and other peripherals; (iii) telecommunications and networking equipment; and (iv) office furniture panel electrification. Anderson's products are purchased both directly by OEMs and indirectly through distributors.

    A majority of Anderson's sales are derived from products which are incorporated into the design of an OEM's product. Therefore, Anderson focuses its sales and marketing efforts on OEMs and Anderson's engineers work directly with an OEM's in-house product development team during the design phase of the OEM's product life cycle to facilitate the engineering of effective power interconnect solutions. Frequently, this collaborative effort results in a design for which Anderson is designated by the OEM as a sole source supplier through the life of the product program. Anderson believes that OEMs choose Anderson's power connector products in large part due to its reputation for innovative and customized solutions, its ability to quickly design products and create prototypes and its long-term customer relationships. Anderson's product design and prototyping capabilities were recently enhanced by the addition in Fiscal 1997 of a technical center located in Leominster, Massachusetts which was established specifically for such purposes.

    Anderson's connectors are designed into products by OEMs including E-Z-GO (Textron), Hyster-Yale and Yuasa-Exide in the materials handling equipment and electric-powered vehicle industries, American Power Conversion and Yuasa-Exide in UPS applications and Ericsson and Lucent Technologies in the telecommunications and networking equipment industry.

Sales and Marketing

    Anderson markets and sells the majority of its products under the Anderson Power Products(R) name primarily in North America, Europe, Japan and the Pacific Rim region both through an in-house direct sales force and through a global third-party network of manufacturers' representatives, stocking agents and authorized distributors. Anderson's products are generally purchased directly by OEMs and by distributors for resale to OEMs and the after market.

Competition

    The connector market served by Anderson is highly fragmented, although the Company believes that the segment in which Anderson participates is less fragmented than the overall connector market. Anderson's principal competitors include Hypertronics, Multi-Contact, ODU and Positronics Industries. In addition, certain large manufacturers of connectors, such as AMP, also produce power connectors for certain applications which compete directly with Anderson products.

NATVAR

    Natvar is a manufacturer of disposable specialty bulk medical grade plastic tubing used primarily in medical devices and for less-invasive surgical procedures. Specialty bulk medical grade tubing is made from standard PVC, polyethylene, polyurethane and radio page resin compounds extruded in conformity with customer requirements and tolerances. The Company believes that Natvar differentiates itself from other specialty bulk medical grade plastic tubing manufacturers by selling products customized on a highly accurate basis to medical device manufacturers' exacting standards. Natvar does not compete in the non-specialty bulk medical tubing market, which is a commodity-type product used in applications such as intravenous infusion therapy. Natvar also produces electrical sleeving and tubing used to protect multiple insulated wires. Natvar's headquarters are located in Clayton, North Carolina. For Fiscal 1997, Natvar had net sales of $15.2 million, which represented 6.4% of the Company's consolidated net sales for such period, pro forma for the Merger.

Products

    Natvar manufactures a variety of disposable specialty bulk medical grade tubing products. These products are primarily incorporated in single use, disposable products used in medical devices and for less-invasive surgical procedures as opposed to products used in administering long-term patient care. Specialty bulk medical grade tubing products include: (i) co-extruded combinations of PVC and polyethylene used for administering unstable solutions such as nitroglycerine, insulin and chemotherapy drugs; (ii) profile extrusion tubing used as connectors to medical devices; (iii) transition tubing with specially designed bubble spaces that reduce platelet damage during blood hemolysis; (iv) heat exchanger coils used during cardioplegia procedures when warming or cooling of blood is required; and (v) anesthesia monitoring lines. Specialty bulk medical grade tubing can also be solvent bonded into paratubing which allows for multiple fluids to be infused or removed without the need for separate lines. Natvar has developed proprietary products such as Natvar 151 tubing, a bonded tri-layer tubing which does not react with drugs being administered, and thereby combines the low cost of PVC with the inert properties of more expensive materials such as silicone. Natvar also manufactures precision medical and surgical tubing, which is designed for less-invasive surgical procedures involving the use of products such as catheters, dilators and arthroscopic applicators.

    Natvar manufactures electrical sleeving and tubing for the secondary electrical insulation market for use in a variety of applications, including low voltage electric motors, instrument wiring, electric heater elements, wire harnesses and cable assemblies. Electrical sleeving and tubing differs from standard primary wire insulation in that it provides a secondary layer of protection for an insulated wire. Electrical sleeving is made from fiberglass, nylon and other fibers.

Markets and Customers

    Substantially all of Natvar's customers for specialty bulk medical grade tubing are medical equipment OEMs. Typically, manufacturing specifications for such tubing are established by the customer in advance of placing the order. Although many medical device companies utilize Natvar's products, each requires slight variances in hardness, tint level, plasticity and thickness. All of these customer specifications must be approved by the Food and Drug Administration (the "FDA") prior to sale. OEMs closely monitor their suppliers to ensure that tubing is being produced within FDA-approved specifications, and have lengthy qualification procedures for new products to assure compliance. As a consequence of this level of oversight, medical equipment manufacturers tend to maintain only a limited number of specialty bulk medical grade tubing suppliers. Natvar's major customers include COBE Laboratories, Haemonetics, Medtronics and 3M Healthcare.

    Unlike specialty bulk medical grade tubing, the majority of electrical sleeving and tubing sales are made through distributors, while the balance is made to OEMs. Products are sold primarily on the basis of price and performance considerations. Electrical sleeving is sold for use in motors and appliances as well as applications in the automotive and aerospace industries.

Sales and Marketing

    All of Natvar's products are sold primarily by a direct sales force to customers located primarily in the United States. Natvar maintains a performance guarantee and marketing campaign for its specialty bulk medical grade tubing products that guarantees that its products will be shipped on the date quoted to the customer or the product and shipping is provided free to the customer. Since the introduction of this policy, known as "On Time or On Us," Natvar has consistently met this performance guarantee.

Competition

    Competitors in the specialty bulk medical grade tubing market are typically small, private companies, such as Kelcourt, Pexco and Sunlite, and divisions of larger companies, including Norton and Plastron. Major competitors in the electrical sleeving and tubing market include Bentley-Harris Manufacturing and Varflex.

GENERAL EASTERN

    General Eastern is a leading designer and manufacturer of relative humidity measurement instruments and humidity calibration instruments. General Eastern's products are used in a wide range of applications including energy management and climate control, calibration and standards laboratories, thermal processing, environmental monitoring and process control. General Eastern also provides long-term support and calibration services for all of its products. Humidity measurement instruments are used to save energy, manufacture products with greater quality and consistency, and allow people to live and work in more comfortable surroundings. General Eastern's headquarters are located in Woburn, Massachusetts. For Fiscal 1997, General Eastern had net sales of $12.2 million, which represented 5.1% of the Company's consolidated net sales for such period, pro forma for the Merger.

Products

    General Eastern designs and manufactures a broad line of relative humidity measurement instruments which are used to measure moisture levels in ambient environments (those not subject to extreme conditions) for the purpose of monitoring the temperature and humidity of such environments. General Eastern also manufactures chilled mirror hygrometers, which are humidity measurement and calibration instruments used primarily to confirm the accuracy of other humidity measurement instruments. Chilled mirror hygrometers are highly accurate and are therefore used as a reference standard for faster but less accurate humidity measurement devices.

Markets and Customers

    General Eastern's products are used in a wide range of application markets including energy management and control, calibration and standards laboratories, thermal processing, environmental monitoring, process control and gas systems. Relative humidity measurement instruments are used in a wide variety of manufacturing processes including pulp and paper drying, pharmaceuticals production and other processes that require the monitoring of humidity to ensure product quality. Humidity monitoring applications include semiconductor fabrication, pharmaceutical production, museums and warehouses. General Eastern's customers include OEMs such as Cray Computer, Johnson Controls, Landis & Staefa and Siebe (Barber-Colman), and end users such as Eastman Kodak and Intel. Customers for General Eastern's calibration services include the Department of the Navy and the U.S. Geological Survey.

Sales and Marketing

    General Eastern's products are sold in North America through a direct sales force and independent manufacturers' representatives and overseas by a network of distributors. General Eastern markets its products through direct mail advertisement, advertisement in trade journals, participation in trade shows, attendance at industry-related seminars, publication of scientific papers and an internet website.

Competition

    General Eastern's primary competitors are Edgetech, HyCal (Honeywell), MBW, Panametrics, Protimeter and Vaisala. Companies compete in the humidity measurement instrumentation industry primarily on the basis of price and the quality and accuracy of their products.

HVE EUROPA

    HVE Europa is a leading designer and manufacturer of particle accelerator systems used in scientific and educational research. HVE Europa's products are used primarily for applications including "carbon dating" and materials science and semiconductor research. HVE Europa's headquarters are located in Amersfoort, The Netherlands. For Fiscal 1997, HVE Europa had net sales of $8.5 million, which represented 3.6% of the Company's consolidated net sales for such period, pro forma for the Merger.


    In addition to focusing on its core research markets, HVE Europa has begun to pursue a strategy of identifying new markets for its existing products. In furtherance of this strategy, HVE Europa has developed and begun to sell a new ion particle accelerator subsystem to a launch customer in the industrial ion implantation market who supplies complete systems to semiconductor manufacturers. In addition, HVE Europa is currently assessing the feasibility of adapting certain of its systems for biomedical and biochemical applications.

Products

    HVE Europa's products include ion particle accelerator systems, research ion implanters, accelerator mass spectrometer systems and component parts such as accelerator tubes. In a particle accelerator, ions are accelerated to a high velocity under the influence of a strong electrical field and then fired into the material under investigation. Instrumentation then measures the impact of the ion beams on the target material. Accelerator mass spectrometer systems are specialized ion particle accelerator systems used for carbon dating materials.

Markets and Customers

    Historically, demand for HVE Europa's products was driven by nuclear physics research. However, since the end of the Cold War, HVE Europa's products have been sold for applications including carbon dating and materials science and semiconductor research. Other applications include ratio spectrometry in archaeology, oceanography, geosciences, materials science and biochemistry. Accelerator mass spectrometer systems are used by universities and research institutes for carbon dating in the fields of archaeology, oceanography and geosciences. The demand for particle accelerator systems has historically been tied to the construction of new or expanded research facilities, which for educational institutions is mainly dependent upon grants and fund raising.

Sales and Marketing

    HVE Europa's products are sold worldwide by its direct sales force. Due to the complex, custom-built nature of HVE Europa's particle accelerators, frequent and extensive interaction is required between HVE Europa and the customer. HVE Europa presents technical papers at, and participates in, scientific conferences, advertises in scientific periodicals and distributes product literature and information on new developments to its existing customers.

Competition

    Competition in HVE Europa's market is highly concentrated. HVE Europa's sales in the particle accelerator market are often bid competitively against the National Electrostatics Corporation, a privately-held U.S. manufacturer. HVE Europa's primary competitor in Japan is Nissin High Voltage.

BACKLOG

    The Company's backlog (prior to giving effect to the Merger) was as follows as of the dates indicated (dollars in thousands):

                                  APRIL 29, 1995           APRIL 27, 1996           APRIL 26, 1997
                             -----------------------  -----------------------  ------------------------
                                          PERCENTAGE               PERCENTAGE                PERCENTAGE
                                AMOUNT     OF TOTAL      AMOUNT     OF TOTAL      AMOUNT      OF TOTAL
                             ----------  -----------  ----------- -----------  -----------  -----------
         Robicon........       $20,887        48.9%     $38,158        60.6%     $41,661        59.8%
         Datcon.........         4,787        11.2        6,773        10.7        7,655        11.0
         Anderson.......         3,758         8.8        2,584         4.1        3,425         4.9
         Natvar.........         3,432         8.0        3,579         5.7        3,239         4.7
         General Eastern         1,735         4.1        1,430         2.3        1,804         2.6
         HVE Europa.....         8,108        19.0       10,466        16.6       11,848        17.0
                               -------   ---------      -------   ---------      -------    --------
              Total.....       $42,707       100.0%     $62,990       100.0%     $69,632       100.0%
                               =======   =========      =======   =========      =======    ========

    The backlog of PHI as of March 28, 1997 was $21.7 million.

    The Company believes that the Company's backlog as of any particular date may not be indicative of sales for any future period. The Company expects that approximately 25% of the Company's backlog (excluding PHI) as of April 26, 1997 will not be shipped before the end of the Company's 1998 fiscal year.

RESEARCH AND DEVELOPMENT

    Research and development activities are conducted separately by each operating unit. The Company's operating units focus on developing applications-engineered products designed to meet their customers' needs. Teams representing different functional areas within an operating unit work closely with customers early in the product design process to ensure that the product meets the customer's specifications and is designed for ease of manufacturing. As a general matter, with the exception of Robicon and PHI, the Company's operating units have not required substantial research and development expenditures. Research and development expenditures that the Company has made have resulted in innovative new products such as Robicon's Perfect Harmony series of medium voltage VFDs, Datcon's Intellisensor fuel measurement systems, Natvar's bonded tri-layer 151 tubing and numerous applications-engineered products for Anderson's customers. PHI incurs significant research and development expenses due to the high technology content of PHI's surface analysis instruments and PHI's growth strategy of increasing sales through the identification of new applications for its existing products, enhancements in the technological capability of its instruments, the development of application-specific hardware configurations for its instruments and the continued improvement in the operating ease and efficiency of its instruments through increased automation and software development. The Company's research and development expenses were $8.1 million, $8.1 million and $9.4 million for the fiscal years 1995, 1996 and 1997, respectively. PHI's research and development expenses were $6.2 million, $6.3 million and $7.9 million for the fiscal years 1995, 1996 and 1997, respectively. Substantially all research and development expenses of both the Company and PHI related to company sponsored research. Pro forma for the Merger, the Company incurred research and development expenses of $16.6 million for Fiscal 1997 (representing 7.0% of the consolidated net sales of the Company for such period), the majority of which was incurred at Robicon and PHI.

PATENTS AND TRADEMARKS

    The Company holds domestic and foreign patents covering certain products and processes in all of its operating units, as well as trademarks covering certain of its products. While these patents and trademarks are considered important to the ability of the various operating units to compete, the Company believes that these patents and trademarks are less important than the quality and applications-engineered nature of its products and its unpatented manufacturing expertise. Certain patents relating to Robicon's Perfect Harmony series of medium voltage VFDs are of particular significance; these patents issued in April and June of 1997, and expire in 2014. In addition, PHI holds key patents relating to its Auger, ESCA and TOF-SIMS surface analysis instruments that issued between 1991 and 1995 and expire between 2009 and 2014, and filed a provisional patent application in December 1996 relating to its ESCA surface analysis instruments. The Company also holds patents on certain products which, although valuable to the Company, are not critical to its operations. Management does not believe that the future profitability of the Company's operating units is dependent upon any one patent or group of related patents.


EMPLOYEES

    At April 26, 1997, pro forma for the Merger, the Company had a total of 1,616 employees, of whom 1,600 were employed by the Company's operating units. The Company's domestic employees are not covered by collective bargaining agreements, however, substantially all of the personnel employed by its foreign subsidiaries belong to national Workers' Councils. The Company considers it relations with its employees to be good. The following table provides information relating to the employees of the Company's operating units as of April 26, 1997, pro forma for the Merger:

                                                           TOTAL
                 OPERATING UNIT                          EMPLOYEES
                 --------------                         ----------
                 Robicon.............................        446
                 PHI.................................        386
                 Datcon..............................        333
                 Anderson............................        126
                 Natvar..............................        168
                 General Eastern.....................         66
                 HVE Europa..........................         75
                                                          ------
                           Total Operating Unit
                             Employees...............      1,600
                                                          ======

PROPERTIES

    The following are the principal operating facilities of the Company, listed by operating unit, each of which also has limited general office and administrative space:


                                                                                                      USABLE SPACE
                            OPERATING UNIT                                 FUNCTION                   (SQUARE FEET)  OWNED/LEASED
                            --------------                                 --------                  -------------   ------------
                     ROBICON:
                          New Kensington,
                            Pennsylvania                      Design and assembly                         124,800    Leased(a)
                          Pittsburgh, Pennsylvania            Assembly                                     79,000    Owned(b)
                     PHI:
                          Eden Prairie, Minnesota             Design and assembly                         207,000    Owned(c)
                          Redwood City, California            Design                                       11,800    Leased
                     DATCON:
                          Lancaster, Pennsylvania             Design and assembly                          70,700    Leased(a)
                          Barcelona, Spain                    Design and assembly                          35,500    Leased(a)
                     ANDERSON:
                          Sterling, Massachusetts             Plastic injection molding and assembly       42,400    Leased(a)
                          Sterling, Massachusetts             Plastic injection molding and assembly       31,000    Leased(a)
                          Leominster, Massachusetts           Technical center (design and  tooling)       10,000    Leased(a)
                          Fermoy, Ireland                     Plastic injection molding and  assembly       8,500    Leased
                     NATVAR:
                          Clayton, North Carolina             Plastic extrusion                            75,000    Owned
                          Lakewood, Colorado                  Plastic extrusion                            17,300    Leased
                     GENERAL EASTERN:
                          Woburn, Massachusetts               Design and assembly                          21,400    Leased
                     HVE EUROPA:
                          Amersfoort, The
                            Netherlands                       Design and assembly                          60,000    Owned

----------

(a) The Company holds a purchase option on these facilities.

(b) Approximately 21,800 square feet of space at the Robicon facility in Pittsburgh, Pennsylvania is currently leased by Robicon to a third party.

(c) Approximately 14,000 square feet of space at the PHI facility in Eden Prairie, Minnesota is currently leased by PHI to a third party.

    In addition to the facilities described above, the Company leases various warehouses and sales and administrative facilities. The Company believes that its manufacturing facilities are properly maintained and that production capacity is adequate to meet the requirements of its operating units.

ENVIRONMENTAL AND INSURANCE MATTERS

    The Company's operations are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to the use, handling, storage, discharge and disposal of hazardous substances and, as a result, the Company is from time to time involved in administrative and judicial proceedings and inquiries relating to environmental matters. Following is a description of the Company's significant pending environmental matters.

    Burlington, Massachusetts Cleanup. In June 1989, the Company entered into a Consent Order with the predecessor to the Massachusetts Department of Environmental Protection (the "DEP") with respect to the remediation of alleged contamination at property formerly leased by the Company in Burlington, Massachusetts (the "Burlington Site"). Pursuant to the Consent Order and a remediation plan approved by the DEP, the Company has posted financial assurances currently consisting of a $100,000 letter of credit and a $1.3 million lien on a site owned by the Company in Dorchester, Massachusetts and is proceeding with certain remediation measures at the Burlington Site. The owners of several parcels of land adjoining or near the Burlington Site have also asserted claims or sought damages from the Company claiming damages from waste allegedly originating from activities on the Burlington Site. The Company has allowed $200,000 with respect to one adjoining property, and has agreed to pay the first $500,000 of future costs incurred plus two-thirds of any additional costs with respect to the cleanup of another. As of April 26, 1997, the Company's estimate of the costs that will be necessary to complete these cleanups is $1.5 million. Expenditures for cleanup will be incurred by the Company over a number of years.

    Woodbridge Township, New Jersey Cleanup. The Company is conducting an environmental investigation and remediation of a former manufacturing site located in Woodbridge Township, New Jersey (the "New Jersey Site") under New Jersey law. The investigation and remediation are being undertaken in accordance with an August 1989 agreement (the "Settlement Agreement") among the Company, the current owner of the site and the former owner of the site who had purchased the site from the Company which settled litigation brought against the Company by the current owner of the New Jersey Site to recover damages allegedly caused by environmental contamination of the site. As part of the Settlement Agreement, the Company has agreed to assume full responsibility for the cleanup, and has been conducting an investigation and remediation of the New Jersey Site in accordance with the terms of the Settlement Agreement and New Jersey law. As of April 26, 1997, the Company's estimate of the costs that will be necessary to complete the cleanup is $2.1 million. Expenditures for cleanup will be incurred by the Company over a number of years. In accordance with the terms of the Settlement Agreement, the Company has posted financial assurances currently consisting of a $2.2 million letter of credit. The Company is also involved in litigation with the current owner of the New Jersey Site in which the Company is seeking limited monetary damages in recovery of legal and consulting fees as well as other relief.

    The Company has, from time to time, received cash settlements and insurance recoveries relating to environmental litigation, remediation and consequential damages incurred in connection with properties formerly owned or leased by the Company. The Company recorded net gains of $2.1 million, $450,000 and $351,000 for Fiscal 1995, Fiscal 1996 and Fiscal 1997, respectively, net of actual legal costs, estimated settlement costs and changes in cost remediation estimates, on cash recoveries of $2.3 million, $1.5 million and $1.1 million, respectively, for such fiscal years. These cash recoveries have generally been received from insurance companies in reimbursement of costs previously incurred by the Company in remediation efforts or the payment of damages to third parties, from other responsible or potentially responsible parties in settlement of potential claims relating to remediation responsibilities, and from the recovery of expenses incurred both in the recovery of such amounts and the remediation of affected properties. Most of the amounts recovered by the Company in Fiscal 1995, Fiscal 1996 and Fiscal 1997 were recovered in connection with the litigation and arbitration relating to the Burlington Site and the New Jersey Site. The Company is not currently a party to any actions in which it has made a claim seeking recovery for remediation and consequential damages incurred in connection with environmental matters at properties formerly owned or leased by the Company. Although the Company has realized significant recoveries on a historical basis, the Company does not expect to receive any material recoveries relating to environmental matters in any future periods.

    In addition, although the Company believes it has made sufficient capital expenditures to maintain compliance with existing laws and regulations, future expenditures may be necessary as compliance standards and technology change. The Company has expended, and may be required to expend in the future, significant amounts for investigation of environmental conditions, remediation of environmental conditions and other similar matters. See "Risk Factors -- Environmental Compliance."

LEGAL PROCEEDINGS

    The nature of the Company's business is such that it is regularly involved in legal proceedings incidental to its business. Although the Company believes that none of these proceedings is material, the Company, along with six others, is a defendant in an action commenced in November 1996 by Chicago-Dubuque Foundry Corporation ("Chicago-Dubuque") and its property insurer, Employers Mutual Casualty Co. in Iowa state court. The suit concerns a May 1, 1996 fire that destroyed a Chicago-Dubuque facility located in East Dubuque, Illinois. According to the complaint, defective products sold by one or more of the defendants (including, it is alleged, the Company's Anderson division) to Chicago-Dubuque, or incorporated in products sold by others to Chicago-Dubuque, caused or contributed to the casualty. Chicago-Dubuque has not yet quantified the amount of damages sought, but its property insurer has stated that damages for property damage will be in excess of $11 million. No estimate of economic losses caused by business interruption has been made by any plaintiff. At the present time, the Company is not aware of any personal injuries or deaths caused by the fire and the Company has been informed that the State Fire Marshall who investigated the fire has, to date, not been able to render an opinion as to the cause of the fire. The Company has placed its insurers on notice of the claim and at least one insurer has retained legal counsel to defend the Company. In light of the preliminary stage of the proceedings, the Company is unable to assess the likelihood of liability in this action, the amount of any damages that may be assessed against the Company, and the extent to which any assessed liability will be covered by the Company's insurance, as of the date of this Prospectus.

    Natvar received a sixty (60) day notice of intent to sue on December 11, 1996 from a California citizens group regarding alleged violations of notice and labeling requirements under California Proposition 65, a "right to know" provision intended to give consumers clear and reasonable warnings of the presence of certain potentially hazardous substances in products. Natvar and the citizens group have signed an agreement delaying the deadline for filing any lawsuit. The relevant regulations provide that violations of Proposition 65 are subject to civil penalties of up to $2,500 per day retroactive to the beginning of an alleged violation of Proposition 65. The substance contained in Natvar's products and implicated in the notice of intent to sue has been listed under Proposition 65 since 1988, and Natvar has sold products containing this substance in California since that time. The Company is currently conducting fact-finding to determine whether it believes a violation of Proposition 65 has occurred. If a lawsuit is filed, the Company intends to defend it vigorously; however, the Company believes, based on results in similar cases and a preliminary review of the relevant facts, that any such suit could be settled for substantially less than the maximum penalty available under the statute. The Company does not believe that it is likely that it will incur material liability as a result of any lawsuit arising in connection with this matter.

    During Fiscal 1996, the Company reached a proposed settlement with the IRS and various state taxation authorities with respect to issues arising out of an audit of the 1986 through 1991 tax years of the Company and Letitia Corporation which was approved, in January 1997, by the Joint Committee on Taxation. The Company agreed to pay an aggregate amount of $1.2 million in income tax assessments in settlement of such issues. The assessments that were the subject of the audit related primarily to foreign tax credits claimed and disallowances of deductions for certain costs incurred in connection with the acquisition of HVE in the 1988 tax year of Letitia Corporation.


    In February 1997, the Company commenced litigation in Massachusetts federal court against TVM Group, Inc., ("TVM") of Fremont, California, and TVM's principal stockholder, Mr. T. Lyn Morris, seeking damages on account of breach by TVM and Mr. Morris of a December 1996 agreement pursuant to which a subsidiary of the Company was to acquire TVM. The Company is seeking total damages in the range of $50.1 to $64.1 million. In April 1997, TVM and Mr. Morris filed a counterclaim alleging breaches by the Company and its subsidiary of that agreement and seeking damages. In September 1997, TVM and Mr. Morris moved to amend their counterclaim to add, inter alia, a claim for fraudulent inducement. TVM and Mr. Morris are seeking actual damages in an amount $789,000 plus an unspecified amount of punitive and consequential damages. In light of the preliminary stage of the proceedings, the Company is unable to assess the likelihood of liability in this action, the amount of any damages that may be assessed against the Company, and the extent to which any assessed liability will be covered by the Company's insurance; however, the Company believes the counterclaim to be without merit.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers, directors and key employees of the Company are as follows:



                 NAME            AGE                     POSITION
        Laurence S. Levy.....    41    Chairman of the Board and Chief Executive Officer
        Clifford Press.......    43    President and Director
        Joseph W. McHugh, Jr.    42    Vice President and Chief Financial Officer
        Michael Brosnan......    42    Vice President, Financial Operations
        Arthur J. Burdett....    53    Vice President, Human Relations
        Jody E. Kurtzhalts...    50    President of Robicon
        David J. Chalmers....    57    President of PHI
        Oddie V. Leopando....    51    President of Datcon
        Ronald G. Robinson...    63    President of Anderson
        Scott M. Kelley......    43    President of Natvar
        James H. Schleckser..    34    President of General Eastern
        Renee Koudijs........    51    Managing Director of HVE Europa
        Edward Levy..........    33    Director
        H. Cabot Lodge III...    41    Director
        Paul H. Snyder.......    59    Director



    Laurence S. Levy is the Chairman of the Board and Chief Executive Officer of the Company. Mr. Levy joined the Company in 1988 in connection with its acquisition and reorganization and has been a member of the Board of Directors since that time. Since 1988, he has served as Chairman and since 1991 he has been the Company's Chief Executive Officer. From 1983 to 1986, Mr. Levy was a consultant with Bain & Co., a leading strategic management company. Mr. Levy is a graduate of the University of Witwatersrand in South Africa and the Harvard Business School. Mr. Levy is also a director of Safety 1st, Inc.

    Clifford Press is the President and a Director of the Company. Mr. Press joined the Company in 1988 in connection with its acquisition and reorganization and has been a member of the Board of Directors since that time. Since 1991, he has served as President. From 1983 to 1986, Mr. Press was employed by Morgan Stanley & Co., Incorporated in its Mergers and Acquisitions Department. Mr. Press is a graduate of Oxford University and the Harvard Business School. Mr. Press is also a director of Buck Hill Falls Company.

    Joseph W. McHugh, Jr. is a Vice President and the Chief Financial Officer of the Company. Mr. McHugh joined the Company in January 1992. From 1983 to 1992, Mr. McHugh worked at GCA Corporation as a Division Controller and later as Controller. In the former capacity, he participated in the workout and recapitalization of GCA before its purchase in 1988 by General Signal. From 1977 to 1983, Mr. McHugh served in various financial management positions at Honeywell Information Systems. Mr. McHugh is a Certified Management Accountant and received both a Bachelor of Science degree in accounting and a Masters degree in Business Administration from Bentley College.

    Michael Brosnan is Vice President, Financial Operations of the Company. Prior to joining the Company in March 1997, Mr. Brosnan worked at Polaroid Corporation as Senior Controller - Electronic Imaging Systems Group from 1994 through 1996, and

Senior Controller - Commercial Imaging Group thereafter. Mr. Brosnan was employed by KPMG Peat Marwick LLP from 1978 to 1994, most recently as an Audit Partner. Mr. Brosnan is a Certified Public Accountant and received his Bachelor of Science degree in Business Administration from Northeastern University.

    Arthur J. Burdett is Vice President, Human Relations of the Company. Mr. Burdett joined the Company in 1993. From 1982 to 1993, Mr. Burdett held various human resources and management positions at Hewlett-Packard Company culminating in the position of Education Manager for the Medical Products Group. From 1966 to 1982, Mr. Burdett held various teaching and program director positions in the Philadelphia School System and was one of the founders and eventually the Director of the Bartram School for Human Services. Mr. Burdett is a graduate of Temple University.

    Jody E. Kurtzhalts has served as President of Robicon since April 1995. Prior to joining the Company, Mr. Kurtzhalts was employed by Giddings & Lewis Corp., from November 1992 to March 1995 as the Vice President/General Manager of its Automation Control Division. Prior to November 1992, Mr. Kurtzhalts was the Vice President, Electronics and Software Engineering of Giddings & Lewis. Mr. Kurtzhalts has a Bachelor of Science in Electrical Engineering from Marquette University.

    David J. Chalmers has served as President and Chief Executive Officer of PHI since February 1997. Following the Merger, Dr. Chalmers will continue to serve in such capacities. Prior to February 1997, Dr. Chalmers was the President and Chief Executive Officer of TA Instruments Inc., which was formed through a leveraged buyout of the Thermal Analysis Division of E.I DuPont de Nemours in 1990. From 1967 to 1990, Dr. Chalmers held several technical, marketing and product management positions at E.I DuPont de Nemours, most recently serving as General Manager of the Thermal Analysis Division. Dr. Chalmers received a Bachelor of Science in Chemistry from the University of Aberdeen and a Ph.D. in Chemistry from Oxford University.

    Oddie V. Leopando has served as President of Datcon since November 1995. Prior to joining the Company, Mr. Leopando was employed by MascoTech, Inc. as President of the MascoTech Body Systems & Assembly Division from 1994 to 1995. From 1991 to 1994, Mr. Leopando was the Senior Vice President/General Manager of MascoTech Manufacturing & Assembly Division. Prior to 1991, Mr. Leopando acted in managerial roles in several other companies, including Massey Ferguson, Inc. and the Chrysler Corporation. Mr. Leopando earned a Masters of Business Administration in Finance and Operations from the University of Detroit and a Bachelor of Science in Mechanical Engineering from the Mapua Institute of Technology in Manila, Philippines. Mr. Leopando is a licensed professional engineer.

    Ronald G. Robinson has served as President of Anderson since 1992. Prior to joining the Company in 1985, Mr. Robinson was employed by the Selectro Corporation, where he was Senior Vice President, Operations. Mr. Robinson is a former Director of the American Production and Inventory Control Society. Mr. Robinson is a graduate of the University of Hartford.

    Scott M. Kelley, who has been employed by the Company since 1993, has served as President of Natvar since January 1996. Prior to being appointed as President of Natvar, Mr. Kelley was the President of the Company's General Eastern division, from August 1994 to January 1996, and the Acting President of the Company's Specialty Connector division from December 1993 to August 1994. Prior to joining the Company, Mr. Kelley was the Vice President of Operations at Data Translation Inc. from 1990 to 1993. Mr. Kelley also served as a management consultant at Ernst & Young LLP and Coopers & Lybrand L.L.P. Mr. Kelley is a graduate of Eastern Connecticut State University.

    James H. Schleckser has served as President of General Eastern since January 1996. Prior to being appointed President, Mr. Schleckser was the Vice President, Sales and Marketing at General Eastern from August 1995 to January 1996. Prior to joining the Company in 1995, Mr. Schleckser was employed from 1988 to 1995 by J.M. Ney Company, most recently serving as the Director, Sales and Marketing of Ney Ultrasonics Inc. Mr. Schleckser received his Master of Business Administration from the University of Connecticut and his Bachelor of Chemical Engineering from the University of Delaware.

    Renee Koudijs has served as Managing Director of HVE Europa since May 1993, and served as Engineering and Research and Development Manager at HVE Europa from 1978 to 1993. From 1976 to 1978, Mr. Koudijs served as Engineering Manager at Unicorp. Prior to that, Mr. Koudijs founded the Netherlands division of Sola Basic Industries. Mr. Koudijs graduated from the Industrial and Commercial Mechanical and Electrical College in The Netherlands and has a License for Business Operation in The Netherlands through the General Commercial School.

    Edward Levy became a Director of the Company effective upon consummation of the Transactions. Mr. Levy has been a Managing Director of CIBC Wood Gundy Securities Corp. since August 1995. Between 1991 and 1995, Mr. Levy held various positions at The Argosy Group L.P. culminating in the position of Managing Director. Mr. Levy has also held positions in the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated and the Corporate Finance Department of Kidder, Peabody & Co. Incorporated. Mr. Levy is a graduate of Connecticut College. Mr. Levy is also a director of Heating Oil Partners, L.P., Norcross Safety Products L.L.C. and DSMax International Inc.

    H. Cabot Lodge III became a Director of the Company effective upon consummation of the Transactions. Mr. Lodge is the Chairman, Chief Executive Officer and President of Superconducting Core Technologies, Inc., a wireless telephone equipment manufacturer that he founded in 1987. Mr. Lodge also served as Executive Vice President, Managing Director and in other senior management positions at W.P. Carey & Co., an investment banking firm, from 1983 to 1995. Mr. Lodge is a graduate of Harvard University and the Harvard Business School. Mr. Lodge is also a director of American General Hospitality Corp. and TelAmerica Media, Inc.


    Paul H. Snyder was the Chief Operating Officer of the Company until November 4, 1997 and became a Director of the Company effective upon consummation of the Transactions. Mr. Snyder joined the Company in February 1993. From 1989 to 1993, Mr. Snyder was President of the Bendix Electric Power Division of AlliedSignal Inc. From 1976 to 1989, Mr. Snyder served as Vice President/General Manager and in other senior management positions in various divisions of TRW, Inc., including the Computer Services, Electronic Assemblies and Electronic Connector Divisions. From 1959 to 1976, Mr. Snyder held various financial management positions at Bose Corporation, Polaroid Corporation, Corning Glass and Bell Telephone. Mr. Snyder is a graduate of Penn State University.


ELECTION; TERM OF OFFICE

    All officers are elected at the annual meeting of the Board of Directors and hold office until the next annual meeting of the Board of Directors or until their respective successors are chosen and qualified. Directors are elected at the annual meeting of the stockholders and hold office until the next annual meeting of the stockholders or until their successors are elected. According to the Company's By-Laws, the President of the Company must be a member of the Board of Directors. In addition, holders of the Exchange Preferred Stock (acting as a single class together with holders of any Series A Preferred Stock) will have the right to elect that number of directors constituting at least 25% of the Board of Directors if cash dividends are in arrears and unpaid for two semiannual periods after August 15, 2002, and in certain other events. See "Description of the Exchange Preferred Stock -- Voting Rights."

BOARD COMMITTEES

    The Bylaws of the Company provide for the election of an executive committee of the Board of Directors which may exercise any powers delegated to it by the full Board of Directors which the law permits a corporation's board to delegate to a committee. There is no executive committee in existence at this time and the Board of Directors has no plans to establish such a committee. By November 5, 1997, the Company expects to appoint both an audit committee and a compensation committee of the Board of Directors, both committees to be delegated the customary functions of such committees, with the compensation committee being specifically empowered to set the compensation of each of the Company's executive officers, including the Company's Chairman of the Board and Chief Executive Officer and President.

COMPENSATION OF DIRECTORS

    Prior to the Offerings, directors of the Company were not compensated for their service as such. After the Offerings, non-employee directors of the Company will be paid an annual retainer of $10,000 plus expenses incurred by the directors in such capacity.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company does not currently have a compensation committee. During Fiscal 1997, Fiscal 1996 and Fiscal 1995, Laurence S. Levy and Clifford Press, the Company's Chairman of the Board and Chief Executive Officer, and President and a Director, respectively (who together comprised the Board of Directors during such period) established the compensation of the Company's executive officers, including their own compensation. The Company expects to appoint a compensation committee by November 5, 1997.

EXECUTIVE COMPENSATION

    The following table sets forth the aggregate compensation paid by the Company for services rendered during Fiscal 1997, Fiscal 1996 and Fiscal 1995 to the Company's Chairman of the Board and Chief Executive Officer, President and four other most highly-compensated executive officers.

                      SUMMARY COMPENSATION TABLE

                                                                ANNUAL COMPENSATION
                                                                                            OTHER ANNUAL             ALL OTHER
            NAME AND PRINCIPAL POSITION     FISCAL PERIOD      SALARY           BONUS       COMPENSATION(1)       COMPENSATION(2)
            ---------------------------     -------------   ------------    ------------    ------------         ----------------
        Laurence S. Levy................         1997        $ 100,000(3)    $     --                                 $3,300
          Chairman of the Board and              1996          100,000(3)      250,000(5)                              4,000
          Chief Executive Officer                1995          184,050(3)          --                                  8,311

        Clifford Press..................         1997        $ 100,000(3)    $     --                                 $3,300
          President and Director                 1996          100,000(3)      250,000(5)                              4,000
                                                 1995          184,050(3)          --                                  8,536

        Paul H. Snyder..................         1997        $ 210,000       $  50,000                                $4,950
          Director (4)                           1996          203,850          45,600                                 6,260
                                                 1995          189,050          65,000                                 4,936

        Oddie V. Leopando...............         1997        $ 181,750       $  74,000                                $6,805
          President of Datcon                    1996(6)        87,500          35,000                                   --

        Renee Koudijs...................         1997        $ 162,614       $  53,164                                $  --
          Managing Director of HVE Europa        1996          141,327         125,597                                   --
                                                 1995          116,003          41,039                                   --

        Jody E. Kurtzhalts..............         1997        $ 168,750       $  40,000       $   51,480               $4,098
          President of Robicon                   1996          165,000          18,250       $   31,492               $3,548
                                                 1995(7)        13,750             --               --                   --


----------

(1) Represents relocation expenses.

(2) Represents matching employer contributions under the Company's Section 401(k) savings plan. See "Retirement Plans" below.

(3) Amounts shown as salary do not include management and transaction fees paid to Hyde Park Holdings, Inc. ("Hyde Park"), and certain of its affiliates at the request of the named executive officers, aggregating $780,901, $758,424 and $552,226 in Fiscal 1997, Fiscal 1996 and Fiscal 1995, respectively. See "Certain Relationships and Related Transactions."

(4) Mr. Snyder ceased to be Chief Operating Officer of the Company as of November 4, 1997.

(5) Represents amounts paid to affiliates of Hyde Park at the request of the named executive officers.

(6) Mr. Leopando became an employee of the Company in November 1995.

(7) Mr. Kurtzhalts became an employee of the Company in April 1995.


VALUE CREATION PLAN AND RELATED PLAN

     The Company's Value Creation Plan (the "VCP") is a long-term cash incentive compensation plan for certain key officers and employees of the Company which is intended to provide participants in the VCP with an opportunity to share in an increase in the value of the operating unit with which the participating employee is associated. The VCP is designed to provide incentives for employees in the Company's various operating units by tracking increases in the economic value of an operating unit based generally upon a multiple of EBITDA, as defined in the VCP, but also reflecting actual proceeds of dispositions of operating units or public offerings by operating units. An aggregate amount equal to up to 5% of the incremental increases in value achieved in the unit is allocated to the VCP. In the event that the value of any of the operating units increases over time, the interests of its participating employees in the VCP will increase proportionally.

    Interests are granted in the VCP to certain key employees of a particular operating unit as they are hired or promoted and vest over five years. The value of an employee's interest is based on increases in the value of the employee's operating unit (based generally on a multiple of EBITDA of the operating unit but also reflecting actual proceeds of dispositions of operating units or public offerings by operating units) from the date of grant to the end of the year prior to the determination date. Subject to the Company's discretion to defer cash payments, an employee may cash out up to 50% of his vested interests while remaining employed. Vested interests are cashed out when an employee leaves the Company or retires, when his operating unit is sold or if he is transferred to another division; provided that if he is dismissed for cause, his interests (vested and unvested) are forfeited. The VCP is a non-qualified and non-funded plan. While Messrs. Leopando, Kurtzhalts and Koudijs have each received interests in the VCP, none of Messrs. Laurence S. Levy, Press or Snyder participates in the VCP. As of April 26, 1997, the Company had an accrued liability of $1.3 million under the VCP.


    Paul H. Snyder, who was the Chief Operating Officer of the Company until November 4, 1997 and who became a Director of the Company effective upon the consummation of the Transactions, is the beneficiary of an incentive compensation plan of the Company pursuant to which Mr. Snyder is entitled to receive a special bonus equal to the amount that the market value of 1.6% of the outstanding common equity of Letitia Corporation exceeds $300,000. This bonus payment shall be paid over two years, but only to the extent permitted by applicable covenants and restrictions, including those under the Indenture, and shall bear interest until paid.


RETIREMENT PLANS

    The Company maintains the High Voltage Engineering Corporation 401(k) Retirement Plan, a Section 401(k) savings plan for qualified domestic employees, pursuant to which the Company matches discretionary employee contributions up to $1,800, and also contributes an annual profit-sharing amount equal to 2.5% of the employee's annual salary and bonus. While each of Messrs. Laurence S. Levy, Press, Snyder, Leopando and Kurtzhalts participates in this plan, Mr. Koudijs does not participate in this plan.

    The Company also maintains the High Voltage Engineering Corporation Retirement Plan (the "Retirement Plan"), a defined benefit plan, which provides for the accrual of annual pension benefits, payable on retirement, based on the participating employee's salary during the time of accrual. Participation in the Retirement Plan, and the accrual of additional benefits thereunder, was frozen by the Company in 1992. Messrs. Laurence S. Levy and Press will receive monthly benefits under the Retirement Plan of $191.05 and $148.35, respectively, beginning upon their retirement. Messrs. Snyder, Leopando, Koudijs and Kurtzhalts do not participate in the Retirement Plan.

BONUS PLAN

    The Company has in effect various plans pursuant to which the Company's executive officers and certain other employees may receive incentive cash bonuses based upon the achievement of certain earnings goals in the preceding fiscal year by an operating unit or by the Company as a whole, and upon individual performance. The amounts of incentive and discretionary awards, and the performance criteria for such awards, are currently fixed by the Board of Directors. Such amounts, and the related performance criteria, will be set by the compensation committee of the Board of Directors to be appointed within 90 days after consummation of the Offerings.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Laurence S. Levy and Clifford Press, officers and directors of the Company, are directors of Letitia Corporation, which owns all of the Company's outstanding common and preferred stock. Hyde Park Holdings, Inc. ("Hyde Park"), a corporation wholly-owned by Laurence S. Levy and Clifford Press, is a minority stockholder of Letitia Corporation. See "Principal Stockholders" and "Management -- Executive Compensation."

    Historically, the Company has paid to Hyde Park and its affiliates: (i) an annual fee for services performed in managing the Company; (ii) an acquisition fee payable upon the closing of acquisitions by the Company of additional businesses; and (iii) a disposition fee payable upon the closing of the disposition of certain divisions or subsidiaries (or significant groups of assets) of the Company.

    The management fees paid to Hyde Park and its affiliates were $780,901, $648,424 and $450,376 for Fiscal 1997, Fiscal 1996 and Fiscal 1995,
respectively. Under the terms of the Indenture, while there are any of the Notes outstanding, management fees to Hyde Park in excess of $750,000 for any fiscal year of the Company will be limited by the Indenture's Restricted Payments provision. Acquisition and disposition fees have been calculated as an amount equal to 1% of the sum of the total price paid or received for shares of stock (or in the case of an asset acquisition or disposition, the total price paid for such assets) in such acquisition or divestiture. In Fiscal 1996, the Company paid a fee of $110,000 in connection with the disposition of the Company's Specialty Connector division. In Fiscal 1995, the Company paid fees aggregating $101,850 in connection with the sale of the Company's Shore Instruments and Berger divisions, and the acquisition of Jorda. No acquisition or divestiture fees were paid in Fiscal 1997, and the Company did not pay an acquisition fee in connection with the Merger.

    In connection with the consummation of the Refinancing, the Company redeemed all of the outstanding Series B Preferred Stock for an aggregate redemption price of $4.8 million. All of the outstanding 25,705 shares of Series B Preferred Stock were held by Letitia Corporation. Messrs. Laurence S. Levy and Clifford Press, the Company's Chairman of the Board and Chief Executive
Officer, and President and a Director, respectively, and certain of their affiliates and family members beneficially own 90% of the outstanding common stock of Letitia Corporation before giving effect to any repurchase of Letitia Common Stock from the High Voltage Engineering Corporation Retirement Plan and, accordingly, were the primary beneficiaries of such redemption and could through dividends or other distributions receive a majority of the proceeds of such redemption.

    Mr. Press and Mr. Levy, as well as certain other executives named above in "Management -- Executive Compensation" also hold interests in the High Voltage Engineering Corporation Retirement Plan which holds shares of Letitia Common Stock intended to be repurchased with a portion of the net proceeds from the Offerings.

    In connection with the consummation of the Refinancing, the Company also redeemed all of the issued and issuable 6,871 shares of Series C Preferred Stock for an aggregate liquidation preference of $6.9 million. All of these shares were held by Letitia Corporation, which redeemed 6,871 issued and issuable shares of the Letitia Quest Preferred Stock having identical rights and preferences to the Series C Preferred Stock simultaneously with the closing of the Transactions, with the proceeds of the redemption of the Series C Preferred Stock.

    Upon the consummation of the Merger, CIBC Wood Gundy Securities Corp. ("CIBC Wood Gundy") received a transaction fee of $500,000 (comprising a portion of the Merger Consideration) for advisory services provided to the Company in connection with the Merger. A predecessor of CIBC Wood Gundy also provided investment banking services in connection with the May 1996 refinancing of certain of the Company's indebtedness, for which it received customary compensation. On July 24, 1997, CIBC Wood Gundy purchased existing Subordinated Notes Warrants to purchase 71.43 shares of HVE Common Stock, representing 6.25% of the HVE Common Stock on a fully diluted basis, for an aggregate purchase price of $2.5 million. Such Subordinated Notes Warrants were repurchased from CIBC Wood Gundy for the same purchase price by the Company from the proceeds of the Offering. Mr. Edward Levy, who became a director of the Company effective upon the consummation of the Transactions, is a managing director of CIBC Wood Gundy.

    David J. Chalmers, the President of PHI, is party to an employment agreement, dated as of February 14, 1997, with Physical Electronics, Inc. pursuant to which, among other things, PHI established an Executive Equity Compensation Plan (the "Equity Plan") for Dr. Chalmers' benefit. The Equity Plan is intended to provide Dr. Chalmers with stock appreciation rights payable in shares of PHI common stock or cash, at the discretion of PHI, in the event of certain transactions constituting the sale of PHI to a third party. Under the terms of the Equity Plan, Dr. Chalmers was entitled to receive a benefit calculated as 20% of the remainder of the aggregate cash proceeds received by the common equity stockholders in a sale of PHI minus an accreting base value equal to $10.0 million plus $40,000 for each complete month after December 31, 1996 to the relevant determination date. The Company believes that the Merger constituted a sale of PHI for purposes of the Equity Plan and the aggregate benefit paid to Dr. Chalmers under the Equity Plan (comprising a portion of the Merger Consideration) was approximately $3.8 million.

    In addition to the payment to Dr. Chalmers, 93 officers, directors and employees of, and consultants to, PHI received an aggregate of approximately $12.9 million in cash (comprising a portion of the Merger Consideration) in the Merger in exchange for their capital stock and options to purchase capital stock of PHI. See "The Transactions."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information concerning the beneficial ownership of the HVE Common Stock, as of the date of this Prospectus by: (i) each person known to the Company to own beneficially more than 5% of the outstanding shares of HVE Common Stock; (ii) each director and each executive officer named in the "Summary Compensation Table;" and (iii) all directors and executive officers of the Company as a group. All shares are owned by such person with sole voting and investment power. See "Description of Outstanding Capital Stock."

                                                                      HVE COMMON STOCK
                                                               -------------------------------
                   NAME OF STOCKHOLDERS, DIRECTORS               NUMBER OF        PERCENT OF
                       AND EXECUTIVE OFFICERS                     SHARES         COMMON SHARES
               ----------------------------------------------  --------------   ---------------
               Letitia Corporation(1)........................      1,000              92.4%
               Laurence S. Levy(1)(2)........................      1,000              92.4%
               Clifford Press(1)(3)..........................      1,000              92.4%
               Jody E. Kurtzhalts............................         --                --
               Oddie V. Leopando.............................         --                --
               Paul H. Snyder................................         --                --
               Edward Levy...................................         --                --
               H. Cabot Lodge III............................         --                --
               Directors and executive officers as a group...      1,000              92.4%

----------

(1) The address of each of these persons or organizations is c/o Hyde Park Holdings, Inc., 595 Madison Avenue, 35th Floor, New York, New York 10022.

(2) All of such shares of HVE Common Stock (92.4% of the outstanding HVE Common Stock) are held by Letitia Corporation. Mr. Laurence S. Levy is the Chairman of the Board, Treasurer and Secretary of Letitia Corporation. Mr. Levy is also a 50% stockholder of Hyde Park, which owns 15 shares (representing 2.5% of the total outstanding) of Letitia Common Stock. Mr. Levy also personally owns 25 shares (4.3%) of Letitia Corporation common stock and has an option to purchase an additional 38.9015 shares (6.6%) of such stock from Clifford Press for a nominal sum. Mr. Levy also holds a minor interest in the High Voltage Engineering Corporation Retirement Plan, which owns 10% of the outstanding Letitia Common Stock. Mr. Laurence S. Levy disclaims beneficial ownership of any shares of HVE Common Stock.

(3) All of such shares of HVE Common Stock (92.4% of the outstanding HVE Common Stock) are held by Letitia Corporation. Mr. Press is a Director and President of Letitia Corporation. Mr. Press is also a 50% stockholder of Hyde Park, which owns 15 shares (representing 2.5% of the total outstanding) of Letitia Common Stock. In addition, Mr. Press personally owns 103 shares (17.4%) of Letitia Common Stock and has granted an option to purchase
    38.9015 shares (6.6%) of such stock to Mr. Laurence S. Levy for a nominal sum. Certain family members of Mr. Press own, in the aggregate, 389 shares (65.8%) of Letitia Common Stock, with respect to which Mr. Press does not have any voting or investment power. Mr. Press also holds a minor interest in the High Voltage Engineering Corporation Retirement Plan, which owns 10% of the outstanding Letitia Common Stock. Mr. Press disclaims beneficial ownership of any shares of HVE Common Stock.

                                 EXCHANGE OFFER
GENERAL

    The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), to exchange shares of Exchange Preferred Stock for any and all of the outstanding shares of Series A Preferred Stock (on a share for share basis) properly tendered on or prior to the Expiration Date and not withdrawn as permitted pursuant to the procedures described below.

PURPOSE OF THE EXCHANGE OFFER

    Pursuant to the Offering which closed on August 8, 1997, the Company issued 33,000 shares of the Series A Preferred Stock. The issuance of Series A Preferred Stock was not registered under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

    In connection with the issuance and sale of the Series A Preferred Stock, the Company entered into the Preferred Stock Registration Rights Agreement, which requires it, at its cost, (i) within 45 days after the date of original issue of the Series A Preferred Stock, to file a registration statement (the "Exchange Offer Registration Statement") with the Commission with respect to a registered offer to exchange the Series A Preferred Stock for the Exchange Preferred Stock, which will have terms substantially identical in all material respects to the Series A Preferred Stock (except that the Exchange Preferred Stock will not contain terms with respect to transfer restrictions), and (ii) within 135 days after the Issue Date, use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act. Upon the Exchange Offer Registration Statement being declared effective, the Company will offer the Exchange Preferred Stock in exchange for surrender of the Series A Preferred Stock. The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Series A Preferred Stock. For each of the shares of Series A Preferred Stock surrendered to the Company pursuant to the Exchange Offer, the holder who surrendered such shares will receive shares of Exchange Preferred Stock having a liquidation preference equal to that of the surrendered shares of Series A Preferred Stock. Under existing Commission interpretations, the Exchange Preferred Stock will in general be freely transferable after the Exchange Offer without further registration under the Securities Act; provided that in the case of broker-dealers, a prospectus meeting the requirements of the Act be delivered as required. The Company has agreed for a period of 180 days after consummation of the Exchange Offer to make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Preferred Stock acquired as described below. A broker-dealer which delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Act, and will be bound by the provisions of the Preferred Stock Registration Rights Agreement (including certain indemnification rights and obligations). See "Plan of Distribution"

    In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect such an Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 180 days of the date of the Preferred Stock Registration Rights Agreement, the Company will, at its own expense, (a) as promptly as practicable, file a Shelf Registration Statement covering resales of the Series A Preferred Stock (the "Shelf Registration Statement"), (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Act and (c) use its best efforts to keep effective the Shelf Registration Statement until two years after its effective date. The Company will, in the event of the Shelf Registration Statement, provide to each holder of the Series A Preferred Stock copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Series A Preferred Stock has become effective and take certain other actions as are required to permit unrestricted resales of the Series A Preferred Stock. A holder of the Series A Preferred Stock that sells such Preferred Stock pursuant to the Shelf Registration Statement generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Act in connection with such sales and will be bound by the provisions of the Preferred Stock Registration Rights Agreement which are applicable to such a holder (including certain indemnification rights and obligations).

    If the Company fails to comply with the above provisions or if such registration statement fails to become effective, then, as liquidated damages, additional dividends shall become payable in respect of the Series A Preferred Stock as follows:

        If (i) the Exchange Offer Registration Statement or Shelf Registration Statement is not filed within 45 days after the Issue Date or, if required to be filed on behalf of the holders, the Shelf Registration Statement is not filed with 30 days following delivery of notice of an Exchange Offer Registration Statement;

        (ii) the Exchange Offer Registration Statement or Shelf Registration Statement is not declared effective within 135 days after the Issue Date; and

        (iii) either (A) the Company has not exchanged the Exchange Preferred Stock for all Series A Preferred Stock validly tendered in accordance with the terms of the Exchange Offer on or prior to 60 days after the date on which the Exchange Offer Registration Statement was declared effective or
    (B) the Exchange Offer Registration Statement ceases to be effective at any time prior to the time that the Exchange Offer is consummated or (C) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the second anniversary of its effective date;

(each such events referred to in clauses (i) through (iii) above is a "Registration Default"), the sole remedy available to holders of the Series A Preferred Stock will be the immediate assessment of additional dividends ("Additional Dividends") as follows: the per annum dividend rate on the Series A Preferred Stock will increase by 50 basis points; and the per annum dividend rate will increase by an additional 25 basis points for each subsequent 90-day period during which the Registration Default remains uncured, up to a maximum additional dividend rate of 200 basis points per annum in excess of the dividend rate originally borne by the Series A Preferred Stock (as shown on the cover of this Prospectus). All Additional Dividends will be payable to holders of the Series A Preferred Stock in cash on each August 15 and February 15, commencing with the first such date occurring after any such Additional Dividend commences to accrue, until such Registration Default is cured. After the date on which such Registration Default is cured, the dividend rate on the Series A Preferred Stock will revert to the dividend rate originally borne by the Series A Preferred Stock (as shown on the cover of this Prospectus).


    The Exchange Offer is being made by the Company to satisfy its obligations under the Preferred Stock Registration Rights Agreement. Pursuant to the Preferred Stock Registration Rights Agreement, the Company has agreed to use its best efforts to consummate the Exchange Offer no less than 30 days after the date notice of the Exchange Offer is mailed to the holders of the Series A Preferred Stock and no more than 60 days after the date the Company's Registration Statement of which this Prospectus is a part is declared effective.



    The summary herein of certain provisions of the Preferred Stock Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Preferred Stock Registration Rights Agreement, a copy of which will be available upon request to the Company.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS


    The Exchange Offer will expire at 5:00 P.M., Boston time, on , 1997, unless the Company, in its sole discretion, has extended the period of time (as described below) for which the Exchange Offer is open (such date, as it may be extended, is referred to herein as the "Expiration Date"). The Expiration Date will be at least 30 days after the commencement of the Exchange Offer (or longer if required by applicable law). The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any shares of Series A Preferred Stock by giving oral notice (confirmed in writing) or written notice to the Exchange Agent (as defined herein) and by giving written notice of such extension to the holders thereof or by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release through the Dow Jones News Service, in each case, no later than 9:00 A.M. New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time. During any such extension, all shares of Series A Preferred Stock previously tendered will remain subject to the Exchange Offer.


    In addition, the Company expressly reserves the right to terminate or amend the Exchange Offer and not to accept for exchange any shares of Series A Preferred Stock not theretofore accepted for exchange upon the occurrence of any of the events specified below under "-- Certain Conditions to the Exchange Offer." If any such termination or amendment occurs, the Company will notify the Exchange Agent and will either issue a press release or give oral or written notice to the holders of the Series A Preferred Stock as promptly as practicable.

PROCEDURES FOR TENDERING SERIES A PREFERRED STOCK

    The tender to the Company of shares of Series A Preferred Stock by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal.

    A holder of shares of Series A Preferred Stock may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the shares of Series A Preferred Stock being tendered and any required signature guarantees, to the Exchange Agent at its address set forth below on or prior to 5:00 p.m., New York City time, on the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF SERIES A PREFERRED STOCK, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, OR AN OVERNIGHT OR HAND DELIVERY SERVICE, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO INSURE TIMELY DELIVERY. NO SHARES OF SERIES A PREFERRED STOCK OR LETTERS OF TRANSMITTAL SHOULD BE SENT TO THE COMPANY.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the shares of Series A Preferred Stock surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the shares of Series A Preferred Stock who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined herein). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (each an "Eligible Institution"). If shares of Series A Preferred Stock are registered in the name of a person other than a signer of the Letter of Transmittal, the shares of Series A Preferred Stock surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder with the signature thereon guaranteed by an Eligible Institution.

    The Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Series A Preferred Stock at the book-entry transfer facility, The Depository Trust Company, for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of shares of Series A Preferred Stock by causing such book-entry transfer facility to transfer such shares of Series A Preferred Stock into the Exchange Agent's account with respect to the shares of Series A Preferred Stock in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of shares of Series A Preferred Stock may be effected through book-entry transfer in the Exchange Agent's account at the book-entry transfer facility, an appropriate Letter of Transmittal with any required signature guarantee and other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

    If a holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or shares of Series A Preferred Stock to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its address or facsimile number set forth below on or prior to the Expiration Date a letter, telegram or facsimile from an Eligible Institution setting forth the name and address of the tendering holder, the name in which the shares of Series A Preferred Stock are registered and, if possible the certificate number or numbers of the Certificate or certificates representing the shares of Series A Preferred Stock to be tendered, and stating that the tender is being made thereby and guaranteeing that within three business days after the Expiration Date the shares of Series A Preferred Stock in proper form for transfer (or a confirmation of book-entry transfer of such shares of Series A Preferred Stock into the Exchange Agent's account at the book-entry transfer facility), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless shares of Series A Preferred Stock being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by an Eligible Institution for the purposes described in this paragraph are available from the Exchange Agent.

    A tender will be deemed to have been received as of the date when (i) the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the shares of Series A Preferred Stock (or a confirmation of book-entry transfer of such shares of Series A Preferred Stock into the Exchange Agent's account at the book-entry transfer facility) is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of shares of Exchange Preferred Stock in exchange for shares of Series A Preferred Stock tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered shares of Series A Preferred Stock.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of shares of Series A Preferred Stock tendered for exchange will be determined by the Company in its sole discretion, which determination will be final and binding on all parties. The Company reserves the right to reject any and all tenders of any particular shares of Series A Preferred Stock not properly tendered or reject any particular shares of Series A Preferred Stock the acceptance of which might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or condition of the Exchange Offer as to any particular shares of Series A Preferred Stock either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender shares of Series A Preferred Stock in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of shares of Series A Preferred Stock for exchange must be cured within such time as the Company shall determine. Neither the Company nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of shares of Series A Preferred Stock for exchange, nor shall any of them incur any liability for failure to give such notification.

    If the Letter of Transmittal or any share of Series A Preferred Stock or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

    By tendering, each holder that is not a broker-dealer or is a broker-dealer but is not receiving shares of Exchange Preferred Stock for its own account will represent to the Company that, among other things, the shares of Exchange Preferred Stock acquired pursuant to the Exchange Offer are being obtained in the ordinary course of such holder's business, that such holder has no arrangement or understanding with any person to participate in the distribution of such shares of Exchange Preferred Stock and that such holder is not an "affiliate" of the Company as defined in Rule 405 under the Securities Act or, if it is an affiliate, such holder will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable. Each broker-dealer that is receiving shares of Exchange Preferred Stock for its own account in exchange for shares of Series A Preferred Stock that were acquired as a result of market-making or other trading activities will represent to the Company that it will deliver a prospectus in connection with any resale of such shares of Exchange Preferred Stock.

    In addition, the Company reserves the right in its sole discretion to (a) purchase or make offers for any shares of Series A Preferred Stock that remain outstanding subsequent to the Expiration Date, or, as set forth under "-- Certain Conditions to the Exchange Offer," to terminate the Exchange Offer and
(b) to the extent permitted by applicable law, purchase shares of Series A Preferred Stock in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

WITHDRAWAL RIGHTS


    Tenders of shares of Series A Preferred Stock may be withdrawn at any time prior to to 5:00 p.m., Boston time, on the business day prior to the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal sent by letter, telegram or facsimile must be received by the Exchange Agent prior to to 5:00 p.m., Boston time, on the business day prior to the Expiration Date at its address or facsimile number set forth below. Any such notice of withdrawal must
(i) specify the name of the person having tendered the shares of Series A Preferred Stock to be withdrawn (the "Depositor"), (ii) identify the shares of Series A Preferred Stock to be withdrawn (including the certificate number of numbers of the certificate or certificates representing such shares of Series A Preferred Stock and number of shares of such Series A Preferred Stock), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such shares of Series A Preferred Stock were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Transfer Agent with respect to the shares of Series A Preferred Stock to register the transfer of such shares of Series A Preferred Stock into the name of the person withdrawing the tender and (iv) specify the name in which any such shares of Series A Preferred Stock are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company in its sole discretion, which determination will be final and binding on all parties. Any shares of Series A Preferred Stock so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no shares of Exchange Preferred Stock will be issued with respect thereto unless the shares of Series A Preferred Stock so withdrawn are validly retendered. Any shares of Series A Preferred Stock which have been tendered but which are withdrawn will be returned to the holder thereof without cost to such holder as soon as practicable after such withdrawal. Properly withdrawn shares of Series A Preferred Stock may be retendered by following one of the procedures described above under "-- Procedures for Tendering Series A Preferred Stock" at any time prior to the Expiration Date.

ACCEPTANCE OF SERIES A PREFERRED STOCK FOR EXCHANGE; DELIVERY OF EXCHANGE PREFERRED STOCK

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all shares of Series A Preferred Stock properly tendered and will issue the shares of Exchange Preferred Stock promptly after acceptance of the Exchange Offer. See "-- Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company will be deemed to have accepted properly tendered shares of Series A Preferred Stock for exchange when the Company has given oral or written notice thereof to the Exchange Agent.

    In all cases, issuance of the shares of Exchange Preferred Stock in exchange for shares of Series A Preferred Stock pursuant to the Exchange Offer will be made only after timely receipt by the Company of such shares of Series A Preferred Stock, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered shares of Series A Preferred Stock are not accepted for exchange for any reason set forth in the terms and conditions of the Exchange Offer, such unaccepted shares of Series A Preferred Stock will be returned without expense to the tendering holder thereof as promptly as practicable after the rejection of such tender or the expiration or termination of the Exchange Offer.

UNTENDERED SERIES A PREFERRED STOCK

    Holders of shares of Series A Preferred Stock whose shares of Series A Preferred Stock are not tendered or are tendered but not accepted in the Exchange Offer will continue to hold such shares of Series A Preferred Stock and will be entitled to all the rights and preferences and subject to the limitations applicable thereto. Following consummation of the Exchange Offer, the holders of shares of Series A Preferred Stock will continue to be subject to the existing restrictions upon transfer thereof and, except as provided herein, the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the shares of Series A Preferred Stock held by them. To the extent that shares of Series A Preferred Stock are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted shares of Series A Preferred Stock could be adversely affected.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or issue shares of Exchange Preferred Stock in exchange for, any shares of Series A Preferred Stock, and may terminate or amend the Exchange Offer, if at any time before the acceptance of such shares of Series A Preferred Stock for exchange, any of the following events shall occur:

       (A) an injunction, order or decree shall have been issued by any court or governmental agency that would prohibit, prevent or otherwise materially impair the ability of the Company to proceed with the Exchange Offer; or

       (B) there shall occur a change in the current interpretation of the staff of the Commission which current interpretation permits the shares of Exchange Preferred Stock issued pursuant to the Exchange Offer in exchange for the shares of Series A Preferred Stock to be offered for resale, resold and otherwise transferred by holders thereof (other than (i) a broker-dealer who purchases such Exchange Preferred Stock directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such shares of Exchange Preferred Stock are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of shares of Exchange Preferred Stock.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any shares of Series A Preferred Stock and return any shares of Series A Preferred Stock that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all shares of Series A Preferred Stock tendered prior to the Expiration Date, subject to the rights of such holders of tendered shares of Series A Preferred Stock to withdraw their tendered shares of Series A Preferred Stock, or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered shares of Series A Preferred Stock that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of shares of Series A Preferred Stock, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the shares of Series A Preferred Stock, if the Exchange Offer would otherwise expire during such period.

    In addition, the Company will not accept for exchange any Series A Preferred Stock tendered, and no Exchange Preferred Stock will be issued in exchange for any such Series A Preferred Stock, if at any time any stop order shall be threatened by the Commission or in effect with respect to the Registration Statement.

    The Exchange Offer is not conditioned on any minimum number of shares of Series A Preferred Stock being tendered for exchange.

EXCHANGE AGENT


    Boston EquiServe, L.P. has been appointed as Exchange Agent for the Exchange Offer. Questions regarding Exchange Offer procedures and requests for additional copies of this Prospectus or the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:




                                                 Boston EquiServe, L.P.
                                                    150 Royall Street
                                                    Canton, MA 02021




                                                 By Facsimile:
                                                    617-575-2500



                                                 Confirm By Telephone:
                                                    617-575-3120





SOLICITATION OF TENDERS; FEES AND EXPENSES

    The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or other persons soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The cash expenses to be incurred by the Company in connection with the Exchange Offer will be paid by the Company.

     No person has been authorized to give any information or to make any representation in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Series A Preferred Stock in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

TRANSFER TAXES

    The Company will pay all transfer taxes, if any, applicable to the exchange of shares of Series A Preferred Stock pursuant to the Exchange Offer. If, however, certificates representing shares of Exchange Preferred Stock or shares of Series A Preferred Stock not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the shares of Series A Preferred Stock tendered, or if tendered shares of Series A Preferred Stock are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of shares of Series A Preferred Stock pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holders.

ACCOUNTING TREATMENT

    No gain or loss for accounting purposes will be recognized by the Company upon the consummation of the Exchange Offer. Expenses incurred in connection with the issuance of the Exchange Preferred Stock will be charged by the Company to paid-in-capital under generally accepted accounting principles.

                              PLAN OF DISTRIBUTION

    Based on no action letters issued by the staff of the Commission to third parties, the Company believes that the Exchange Preferred Stock issued pursuant to the Exchange Offer in exchange for Series A Preferred Stock may be offered for resale, resold and otherwise transferred by holders thereof (other than (i) a broker-dealer who purchases such Exchange Preferred Stock directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery requirements of the Securities Act provided that such shares of Exchange Preferred Stock are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Preferred Stock. Any holder of Series A Preferred Stock who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Preferred Stock could not rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Thus, any shares of Exchange Preferred Stock acquired by such holders will not be freely transferable except in compliance with the Securities Act.

    Each broker-dealer that receives shares of Exchange Preferred Stock for its own account in exchange for shares of Series A Preferred Stock acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such shares of Exchange Preferred Stock. For a period of 90 days after the Expiration Date, this Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of such shares of Exchange Preferred Stock. During such 90-day period, the Company will use its best efforts to make this Prospectus available to any broker-dealer for use in connection with such resale, provided that such broker-dealer indicates in the Letter of Transmittal that it is a broker-dealer.

    The Company will not receive any proceeds from any sale of shares of Exchange Preferred Stock by broker-dealers. Shares of Exchange Preferred Stock received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the shares of Exchange Preferred Stock or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through broker-dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such shares of Exchange Preferred Stock. Any broker-dealer that resells shares of Exchange Preferred Stock that were received by it for its own account pursuant to the Exchange Offer and any person that participates in the distribution of such shares of Exchange Preferred Stock may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of shares of Exchange Preferred Stock and any commissions or concessions received by any such broker-dealers may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that a broker-dealer, by acknowledging that it will deliver and by delivering a prospectus, will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    The Company will indemnify the holders of the Exchange Preferred Stock (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                   DESCRIPTION OF THE EXCHANGE PREFERRED STOCK

    The Board of Directors of the Company has authorized the issuance of up to 110,000 shares of Exchange Preferred Stock, which consist of up to 38,000 shares of Exchange Preferred Stock for original issuance (of which up to 33,000 shares are to be issued in the Exchange Offer) plus 72,000 additional shares of Exchange Preferred Stock which may be issued only to pay dividends on the Exchange Preferred Stock if the Company elects to pay dividends in additional shares of Exchange Preferred Stock.

RANKING

    The Exchange Preferred Stock will, with respect to dividend distributions and distributions upon the liquidation, dissolution or winding-up of the Company, rank senior to all classes of common stock of the Company and to each other class of capital stock or series of preferred stock established after the date of this Prospectus (collectively, "Junior Securities"). The Company may not issue any class or series of capital stock ranking senior to or on a parity with the Exchange Preferred Stock (or amend the provisions of any existing class of capital stock or series of preferred stock to make such class or series rank senior to or on a parity with the Exchange Preferred Stock) with respect to dividend distributions or distributions upon liquidation, dissolution or winding-up of the Company without the approval of the holders of at least a majority of the shares of Exchange Preferred Stock then outstanding, voting or consenting, as the case may be, together as one class; provided, however, that the Company can issue, from time to time, (i) additional shares of Exchange Preferred Stock to satisfy dividend payments on outstanding shares of Exchange Preferred Stock, and (ii) up to 5,000 shares of Exchange Preferred Stock, or Series A Preferred Stock, along with sufficient additional shares of Exchange Preferred Stock and Series A Preferred Stock to satisfy the payment of dividends thereon. The Exchange Preferred Stock will rank pari passu with the Series A Preferred Stock.

DIVIDENDS

    Holders of the Exchange Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, dividends on the Exchange Preferred Stock at a rate per annum equal to 12-1/2% of the liquidation preference per share of Exchange Preferred Stock, payable semiannually. All dividends will be cumulative whether or not earned or declared on a daily basis from the Issue Date and will be payable semiannually in arrears on August 15 and February 15 of each year, commencing on February 15, 1998, to holders of record on the August 1 and February 1 immediately preceding the relevant dividend payment date. Dividends may be paid, at the Company's option, on any dividend payment date occurring on or prior to August 15, 2002 either in cash or by the issuance of additional shares of Exchange Preferred Stock (including fractional shares) having an aggregate liquidation preference equal to the amount of such dividends. In the event that on or prior to August 15 , 2002 dividends are declared and paid through the issuance of additional shares of Exchange Preferred Stock, as provided in the previous sentence, such dividends shall be deemed paid in full and will not accumulate. If any dividend payable on any dividend payment date subsequent to August 15, 2000 is not paid in full in cash, the per annum dividend rate will be increased by 0.50% from such dividend payment date, and following two such non-cash payments, the per annum dividend rate will be increased by 1.00% for each additional semiannual period in which such non-cash payment occurs, up to a maximum rate of 200 basis points in excess of the dividend rate originally borne by the Exchange Preferred Stock (as shown on the cover of this Prospectus). After the date on which such dividend default is cured, the dividend rate on the Exchange Preferred Stock will revert to the dividend rate originally borne by the Exchange Preferred Stock (as shown on the cover of this Prospectus). After August 15, 2002, dividends must be paid in cash. The Indenture and the New Revolving Credit Facility restrict the Company's ability to pay cash dividends on its Capital Stock and will prohibit such payments in certain instances and other future agreements may provide the same. See "Description of Certain Indebtedness."

    Unpaid dividends accumulating after August 15, 2002 on the Exchange Preferred Stock for any past dividend period and dividends in connection with any optional redemption may be declared and paid at any time, without reference to any regular dividend payment date, to holders of record on such date, not more than forty-five days prior to the payment thereof, as may be fixed by the Board of Directors of the Company.

REDEMPTION

    Optional Redemption. The Exchange Preferred Stock may be redeemed (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) at any time on or after August 15 , 2002, in whole or in part, at the option of the Company, at the redemption prices (expressed in percentages of the then effective liquidation preference thereof) set forth below,


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
plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends (including an amount in cash equal to a prorated dividend for the period from the dividend payment date immediately prior to the redemption date to the redemption date), if redeemed during the 12-month period beginning August 15 of each of the years set forth below:

                    YEAR                       PERCENTAGE
                    ----                      -----------
                    2002..............          106.250%
                    2003..............          103.125%
                    2004..............          101.563%
                    2005 and thereafter         100.000%

    Mandatory Redemption. The Exchange Preferred Stock will also be subject to mandatory redemption (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) in whole on August 15, 2005 at a price equal to 100% of the liquidation preference thereof, payable in cash, plus, without duplication, all accumulated and unpaid dividends, which will also be paid in cash (whether or not otherwise payable in cash) to the date of redemption.

    In the event of redemption of fewer than all of the outstanding shares of Exchange Preferred Stock, the Exchange Preferred Stock will be redeemed on a pro rata basis. The Exchange Preferred Stock will be redeemable upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the Transfer Agent of the Exchange Preferred Stock. On and after any redemption date, dividends will cease to accrue on the Exchange Preferred Stock or portions thereof called for redemption unless the Company shall fail to redeem any such Exchange Preferred Stock. The Indenture and the New Revolving Credit Facility restrict the ability of the Company to redeem the Exchange Preferred Stock and will prohibit any such redemption in certain instances.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of the Exchange Preferred Stock will initially be entitled to be paid, out of the assets of the Company available for distribution, $1,000 per share, plus an amount in cash equal to accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up (including an amount equal to a prorated dividend for the period from the immediately preceding dividend payment date to the date fixed for liquidation, dissolution or winding-up), before any distribution is made on any Junior Securities. If upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts payable with respect to the Exchange Preferred Stock are not paid in full, the holders of the Exchange Preferred Stock and Series A Preferred Stock will share equally and ratably in any distribution of assets of the Company first in proportion to the full liquidation preference to which each is entitled until such preferences are paid in full, and then in proportion to their respective amounts of accumulated but unpaid dividends. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of shares of Exchange Preferred Stock will not be entitled to any further participation in any distribution of assets of the Company. However, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation or merger of the Company with one or more corporations shall be deemed to be a liquidation, dissolution or winding-up of the Company.

VOTING RIGHTS

    Holders of the Exchange Preferred Stock will have no voting rights with respect to general corporate matters except as provided by law or as set forth in the Restated Articles. The Restated Articles provide that if (i) after August 15, 2002, cash dividends on the Exchange Preferred Stock are in arrears and unpaid for two consecutive semiannual periods; (ii) the Company fails to redeem the Exchange Preferred Stock on or before August 15 , 2005 or fails to discharge any redemption obligation with respect to the Exchange Preferred Stock; (iii) the Company fails to make a Change of Control Offer in the event of a Change of Control or fails to purchase shares of the Exchange Preferred Stock from holders who elect to have such shares purchased pursuant to the Change of Control Offer;
(iv) a breach or violation of any of the provisions described under the caption " -- Certain Covenants" below occurs and the breach of violation continues for a period of 30 days or more after the Company receives notice thereof specifying the default from the holders of at least 25% of the shares of the Exchange Preferred Stock then outstanding; or (v) the failure to pay at the final stated maturity (giving effect to any extensions thereof and applicable grace periods) the principal amount of any Indebtedness of the Company or any Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the aggregate principal amount of any other such Indebtedness in default for failure to pay principal at the final stated maturity (giving effect to any extensions thereof and applicable grace periods) or which has been accelerated, aggregates $3.0 million or more at any time, in each case, after a 10-day period during which any one or more of the above defaults shall not have been cured or such acceleration rescinded, then the number of directors constituting the Board of Directors will be adjusted to permit the holders of the majority of the then outstanding Series A Preferred Stock and Exchange Preferred Stock, voting together as a single class, to elect that number of directors constituting at least 25% of the Board of Directors of the Company. Such voting rights will continue until such time as, in the case of a dividend default, all accumulated and unpaid dividends on the Series A Preferred Stock and Exchange Preferred Stock are paid in full in cash and, in all other cases, any failure, breach or default giving rise to such voting right is remedied, at which time the term of any directors elected pursuant to the provisions of this paragraph shall immediately terminate.

    The Restated Articles provide that the Company will not authorize any additional shares of Exchange Preferred Stock or any class or series of capital stock ranking prior to or on a parity with the Exchange Preferred Stock (other than the Series A Preferred Stock) with respect to dividend distributions or distributions upon liquidation, dissolution or winding-up without the affirmative vote or consent of holders of at least a majority of the shares of Exchange Preferred Stock of the Company then outstanding which are entitled to vote thereon, voting or consenting, as the case may be, as one class. The Restated Articles also provide that the Company may not amend the Restated Articles so as to affect adversely the specified rights, preferences, privileges or voting rights of the holders of shares of Exchange Preferred Stock, without the affirmative vote or consent of the holders of at least a majority of the then outstanding shares of Exchange Preferred Stock which are entitled to vote thereon, voting or consenting, as the case may be, as one class.

    Under Massachusetts state law, holders of Exchange Preferred Stock are entitled to vote as a class upon a proposed amendment to the articles of organization of the Company, whether or not entitled to vote thereon by the articles of organization, if the amendment would adversely affect the rights of the shares of such class.

CHANGE OF CONTROL OFFER

    Within 20 days of the occurrence of a Change of Control, the Company shall make an offer to purchase (the "Change of Control Offer") the outstanding Exchange Preferred Stock at a purchase price equal to 101% of the liquidation preference thereof plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends thereon (including an amount in cash equal to a prorated dividend for the period from the immediately preceding dividend payment date to the Change of Control Payment Date (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price")) in accordance with the procedures set forth in this covenant.

    Within 20 days of the occurrence of a Change of Control, the Company also shall (i) cause a notice of the Change of Control to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to each holder of Exchange Preferred Stock, at the address appearing in the register maintained by the Preferred Stock Transfer Agent, a notice stating:

        (1) that the Change of Control Offer is being made pursuant to this covenant and that all Exchange Preferred Stock tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth herein;

        (2) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 20 Business Days from the date such notice is mailed (the "Change of Control Payment Date"));

        (3) that any Exchange Preferred Stock not tendered will continue to accumulate dividends;

        (4) that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Exchange Preferred Stock accepted for payment pursuant to the Change of Control Offer shall cease to accumulate dividends after the Change of Control Payment Date;

        (5) that holders accepting the offer to have their Exchange Preferred Stock purchased pursuant to a Change of Control Offer will be required to surrender their certificates representing Exchange Preferred Stock to the Company at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

        (6) that holders will be entitled to withdraw their acceptance if the Company receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the number of shares of Exchange Preferred Stock delivered for purchase, and a statement that such holder is withdrawing his election to have such Exchange Preferred Stock purchased;

        (7) that holders whose Exchange Preferred Stock is being purchased only in part will be issued new certificates representing the number of shares of Exchange Preferred Stock equal to the unpurchased portion of the certificates surrendered; and

        (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance.

    On the Change of Control Payment Date, the Company shall accept for payment the Exchange Preferred Stock tendered pursuant to the Change of Control Offer and promptly mail to each holder of Exchange Preferred Stock so accepted payment in an amount equal to the purchase price for such Exchange Preferred Stock, and the Company shall execute and issue a new Exchange Preferred Stock certificate equal to any unpurchased shares represented by a certificate surrendered.

    In the event that a Change of Control occurs and the holders of Exchange Preferred Stock exercise their right to require the Company to purchase Exchange Preferred Stock, if such purchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at that time, the Company will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

    Prior to the mailing of the notice referred to above, but in any event within 20 days following the date on which a Change of Control occurs, the Company covenants that, if the purchase of the Exchange Preferred Stock would violate or constitute a default or be prohibited under the Indenture, the New Revolving Credit Facility or any other instrument governing Indebtedness outstanding at the time, then the Company will, to the extent needed to permit such purchase of Exchange Preferred Stock, either (i) repay in full all Indebtedness under the Indenture, the New Revolving Credit Facility or any such other instrument, as the case may be, or (ii) obtain the requisite consents under the Indenture, the New Revolving Credit Facility or any such other instrument, as the case may be, to permit the redemption of the Exchange Preferred Stock as provided above. The Company will first comply with the covenant in the preceding sentence before it will be required to redeem Exchange Preferred Stock pursuant to the provisions described above.

CERTAIN COVENANTS

    The Restated Articles impose certain restrictions on the ability of the Company to (i) declare or pay any dividend or any other distribution or payment on Capital Stock of the Company or make any payment to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company other than the Series A Preferred Stock and the Exchange Preferred Stock (other than dividends or distributions payable solely in Capital Stock (other than capital stock which matures or is mandatorily redeemable prior to the maturity date of the Exchange Preferred Stock ("Disqualified Capital Stock")) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Capital Stock) or (ii) purchase, redeem or make any other acquisition or retirement for value of any Capital Stock of the Company other than the Exchange Preferred Stock (other than Capital Stock owned by the Company or a Wholly-Owned Subsidiary of the Company, excluding Disqualified Capital Stock) unless (A) dividends on the Exchange Preferred Stock have been paid in cash for the most recent semiannual period and (B) the payments made on Capital Stock shall not exceed the sum of (1) 50% of the Company's cumulative Consolidated Net Income after the Issue Date (or minus 100% of any cumulative deficit in Consolidated Net Income during such period), and (2) 100% of the aggregate Net Proceeds and the fair market value of securities or other property received by the Company as a capital contribution to the common equity of the Company after the Issue Date and from the issue or sale, after the Issue Date, of Capital Stock (other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which has been so converted or exercised or exchanged, as the case may be plus (3) $2,500,000. Such restrictions do not prohibit (i) the retirement of any shares of Capital Stock of the Company or by conversion into, or by or in exchange for, shares of Capital Stock (other than Disqualified Capital Stock), or out of, the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock); (ii) the retirement of any shares of Disqualified Capital Stock by conversion into, or by exchange for, shares of Disqualified Capital Stock, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Disqualified Capital Stock; (iii) payment, from the proceeds of the Offerings, of up to $2.25 million to Parent to be used to repurchase from the High Voltage Engineering Corporation Retirement Plan shares of Letitia Common Stock within 60 days of the Issue Date for not more than $2.25 million and payment of $150,000 to fund a proportional accrual relating to the Subordinated Notes Warrants of up to $150,000; (iv) the exchange of Warrants for Subsidiary Warrants or Common Shares for Subsidiary Shares in the event of a Qualified Subsidiary IPO; or (v) the payment of management fees for services provided by Parent or its employees in an aggregate annual amount not to exceed $750,000; provided, however that any amounts paid by the Company with respect to clause (iv) shall reduce amounts available for other payments on Capital Stock as described in clause (B) in the preceding sentence.

TRANSFER AGENT AND REGISTRAR

    State Street Bank and Trust Company is the transfer agent (the "Preferred Stock Transfer Agent") and registrar for the Exchange Preferred Stock.

REPORTS TO HOLDERS

    Even if the Company is not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, the Company will be obligated to provide to the holders of Preferred Stock all annual and quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Sections 13 and 15(d) had it been so subject and provide to all holders of Preferred Stock, without cost to such holders, copies of such reports and documents.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the Restated Articles. Reference is made to the Restated Articles for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

    "Affiliate" of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

    "Asset Sale" means the sale, transfer, repayment or other disposition (other than to the Company or any of its Restricted Subsidiaries) in any single transaction or series of related transactions with a fair market value in excess of $1.0 million of (a) any Capital Stock of or other equity interest in any Restricted Subsidiary of the Company, (b) all or substantially all of the assets of the Company or of any Restricted Subsidiary thereof, (c) real property, (d) all or substantially all of the assets of any business owned by the Company or any Restricted Subsidiary thereof, or a division, line of business or comparable business segment of the Company or any Restricted Subsidiary thereof; provided that Asset Sales shall not include sales, leases, conveyances, transfers or other dispositions to the Company or to a Restricted Subsidiary or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Restricted Subsidiary.

    "Capital Stock" means, with respect to any Person, any and all shares or other equivalents (however designated) of capital stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible into any of the foregoing.

    "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

    A "Change of Control" of the Company will be deemed to have occurred at such time as (i) any Person (including a Person's Affiliates and associates), other than a Permitted Holder, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 50% or more of the total voting or economic power of the Company's or Parent's Common Stock, as the case may be, (ii) any Person (including a Person's Affiliates and associates), other than a Permitted Holder, becomes the beneficial owner of more than 33 1/3% of the total voting power of the Common Stock of the Company or Parent, as the case may be, and the Permitted Holders beneficially own, in the aggregate, a lesser percentage of the total voting power of the Common Stock of the Company or Parent, as the case may be, than such other Person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company or Parent, as the case may be,
(iii) there shall be consummated any consolidation or merger of the Company or Parent in which the Company or Parent, as the case may be, is not the continuing or surviving corporation or pursuant to which the Common Stock of the Company or Parent, as the case may be, would be converted into cash, securities or other property, other than a merger or consolidation of the Company or Parent, as the case may be, in which the holders of the Common Stock of the Company or Parent, as the case may be, outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Stock of the surviving corporation immediately after such consolidation or merger, or (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company or Parent, as the case may be, (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company or Parent, as the case may be, has been approved by 66 2/3% of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors of the Company or Parent, as the case may be.

    "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

    "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that (a) the Net Income of any Person, including any Unrestricted Subsidiary of the Company or a Restricted Subsidiary (the "other Person") in which the Person in question or any of its Restricted Subsidiaries has less than a 100% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions actually paid to the Person in question or the Restricted Subsidiary, (b) the Net Income of any Restricted Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions to the Company (other than pursuant to the Notes or the Indenture) shall be excluded to the extent of such restriction or limitation, (c)(i) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Restricted Subsidiaries other than in the ordinary course of business shall be excluded, (d) extraordinary, unusual and non-recurring gains and losses shall be excluded and (e) without duplication, the tax effected non-cash accrual or accretion of, and payment of, Contingent Interest Payments or Warrants during such period shall be excluded.

    "Contingent Interest Payments" means the contingent interest payments payable by the Company to BancBoston Capital, Inc. pursuant to the Contingent Interest Payment Agreement, dated as of April 27, 1991, as amended, between the Company, Robicon and Datcon and BancBoston Capital, Inc. ("BancBoston") and that Agreement For Additional Contingent Interest Payments (Quest), dated as of June 29, 1995, between the Company, Robicon and Datcon and BancBoston.

    "Exchange Preferred Stock" means the 12-1/2% Series A Exchange Redeemable Preferred Stock of the Company.

    "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

    "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such person (and "incurrence," "incurred," "incurable," and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

    "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations, (ii) obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed, (iii) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor), (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (v) in the case of the Company, Disqualified Capital Stock of the Company or any Restricted Subsidiary thereof, and (vi) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided (i) that the amount outstanding at any time of any Indebtedness issued with original issue discount, including the Notes, is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) that Indebtedness shall not include any liability for federal, state, local or other taxes. Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business shall not be deemed to be "Indebtedness" of the Company or any Restricted Subsidiaries for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

    "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

    "Issue Date" means the date the Notes are first issued by the Company and authenticated by the Trustee under the Indenture.

    "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP.

    "Net Proceeds" means (a) in the case of any sale of Capital Stock by any Person, the aggregate net proceeds received by such Person, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the board of directors, at the time of receipt), (b) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Company which is not Disqualified Capital Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Company upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by the Company in connection therewith) and (c) in the case of any issuance of any Indebtedness by the Company or any Restricted Subsidiary, the aggregate net cash proceeds received by such Person after the payment of expenses, commissions, underwriting discounts and the like incurred in connection therewith.

    "New Revolving Credit Facility" means the credit agreement or credit agreements to be entered into by and among the Company, the Restricted Subsidiaries and any one or more lenders from time to time parties thereto, as the same may be amended, extended, increased, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time and any agreement or agreements governing Indebtedness incurred to refinance, replace, restructure or refund in whole or in part the borrowings and then maximum commitments under the New Revolving Credit Facility or such agreement (whether with the original administrative agent and lenders or other lenders or other agents and lenders or otherwise and whether provided under the original credit facility or other credit agreements or otherwise). The Company shall promptly notify the Transfer Agent with respect to the Exchange Preferred Stock of any such refunding, replacement, restructuring or refinancing of the New Revolving Credit Facility.

    "Parent" means Letitia Corporation, a Delaware corporation and the Company's sole stockholder.

    "Permitted Holders" means (a) Parent, (b) Laurence S. Levy, (c) Clifford Press and (d) any spouse and any trust, holding company, or similar entity established by and or controlled by either or both of Laurence S. Levy and Clifford Press for the principal benefit of them and any of their spouses, lineal descendants or other family members.

    "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).


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
    "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over holders of other Capital Stock issued by such Person.

    "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing as of the Issue Date.

    "Series A Preferred Stock" means the 12-1/2% Senior Redeemable Preferred Stock of the Company.

    "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with generally accepted accounting principles such entity is consolidated with the first-named Person for financial statement purposes.

    "Unrestricted Subsidiary" means (a) any Subsidiary of an Unrestricted Subsidiary, (b) any Subsidiary of the Company which is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of the Company and (c) any Restricted Subsidiary that may be classified as an Unrestricted Subsidiary pursuant to the Indenture.

    "Wholly-Owned Subsidiary" means any Restricted Subsidiary, all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.


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
                       DESCRIPTION OF CERTAIN INDEBTEDNESS

    The Company has certain outstanding indebtedness and other payment obligations (including guarantees of a subsidiary's indebtedness) which contain a number of covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional indebtedness, pay certain dividends, prepay indebtedness, dispose of certain assets, create liens, make capital expenditures, make certain investments or acquisitions and otherwise restrict corporate activities. Certain of these agreements also contain provisions relating to a change of control of the Company, requirements that the Company comply with certain financial ratios and tests and, in some cases, that the Company make payments relating to the value of the Company's equity. Following is a description of such other indebtedness and other obligations. The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions of these agreements, copies of certain of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

NEW REVOLVING CREDIT FACILITY

    Concurrently with the closing of the Offerings, the Company entered into a new $25.0 million senior secured revolving credit facility, including a $5.0 million sublimit for the issuance of standby letters of credit (the "New Revolving Credit Facility"), with Fleet National Bank (the "Lender").

    Interest Rate and Security. Availability under the New Revolving Credit Facility is limited to the sum of 85% of eligible accounts receivable and 60% of eligible inventory. The term of the New Revolving Credit Facility is five years. Amounts borrowed under the New Revolving Credit Facility bear interest, at the option of the Company, at either (i) the Lender's Base Rate plus 0.25% or (ii) LIBOR plus 1.50%. Obligations under the New Revolving Credit Facility are guaranteed by the Company and all of its domestic subsidiaries and secured by accounts receivable and inventories of HVE and its domestic subsidiaries.

    Certain Covenants. The New Revolving Credit Facility contains a number of covenants that restrict the operation of the Company, including restrictions on, among other things: (i) certain mergers, acquisitions or sales of the Company's assets or stock (other than the stock of HVE); (ii) cash dividends and other distributions to equity holders; (iii) payments in respect of subordinated debt;
(iv) transactions resulting in a change of control of HVE; (v) transactions with affiliates; and (vi) indebtedness and liens. The New Revolving Credit Facility will also include certain financial covenants, including without limitation, a maximum total leverage ratio and a minimum fixed charge coverage ratio. The New Revolving Credit Facility also contains customary representations, warranties, affirmative and negative covenants and events of default for a facility of this type.

THE INDENTURE AND NOTES

    Concurrently with the issuance of the Series A Preferred Stock, the Company issued $135,000,000 in aggregate principal amount of its 10-1/2% Senior Notes due 2004, under an Indenture, dated as of August 8, 1997 (the "Indenture") by and between the Company and State Street Bank and Trust Company, as trustee (the "Trustee"). Capitalized terms used in this section and not otherwise defined herein shall have the meaning set forth in the Indenture. As used in this description, the "Company" means HVE only.

    The Notes are general unsecured obligations of the Company ranking pari passu in right of payment to all existing and future senior indebtedness of the Company and senior in right of payment to any current or future subordinated indebtedness of the Company.

    The Notes mature on August 15, 2004. The Notes bear interest at a rate of 10-1/2% per annum from the date of original issuance until maturity. Interest is payable semiannually in arrears on August 15 and February 15, commencing February 15, 1998, to holders of record of the Notes at the close of business on the immediately preceding August 1, and February 1, respectively. The interest rate on the Notes is subject to increase, and such Additional Interest will be payable on the payment dates set forth above, in certain circumstances, if the Notes (or other securities substantially similar to the Notes) are not registered with the Commission within the prescribed time periods.

    The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 15, 2001 at the following redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning on August 15, of each year listed below:

                YEAR                              PERCENTAGE
                ----                              ----------
                2001.........................      105.250%
                2002.........................      102.625%
                2003 and thereafter..........      100.000%


    Notwithstanding the foregoing, the Company may redeem in the aggregate up to 35% of the original principal amount of Notes at any time and from time to time prior to August 15, 2000, at a redemption price equal to 110.500% of the aggregate principal amount so redeemed, plus accrued and unpaid interest to the redemption date with the Net Proceeds of one or more Qualified Equity Offerings of the Company, or Parent to the extent such proceeds were contributed to the Company as common equity; provided that at least $87.8 million of the principal amount of Notes originally issued remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 60 days following the closing of any such Qualified Equity Offering.

    At the closing of the Offerings, the principal amount of the Notes Offering was allocated among the Company and each of its direct Restricted Subsidiaries in consideration for the release of certain obligations of such Restricted Securities relating to the indebtedness being repaid in connection with the Refinancing. Amounts allocated to individual Restricted Subsidiaries were evidenced by the Intercompany Notes. The Intercompany Notes: (i) are senior obligations of each Restricted Subsidiary; (ii) bear interest at least at the rate borne by the Notes; (iii) mature on the maturity date of the Notes or such earlier time when no Notes remain outstanding; (iv) not be subject to redemption, repayment or repurchase prior to the stated maturity thereof except as set forth below; and (v) will be pledged by the Company as collateral on the Notes. See "The Transactions -- Intercompany Notes."


    The Indenture allows each Restricted Subsidiary that is an obligor under an Intercompany Note to effect a Qualified Subsidiary IPO; provided that (i) the Restricted Subsidiary consummating such Qualified Subsidiary IPO will have repaid in full its applicable Intercompany Note, together with all accrued and unpaid interest, if any, thereon, (ii) immediately after giving pro forma effect to such Qualified Subsidiary IPO, the Company (excluding the EBITDA and Consolidated Fixed Charges of the Restricted Subsidiary effecting the Qualified Subsidiary IPO) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant described below assuming for the purposes of this calculation only, that the offer to repurchase referred to in the following paragraph has been subscribed in full, and (iii) no Default or Event of Default shall have occurred and be continuing. Upon completion of a Qualified Subsidiary IPO and the repayment of its Intercompany Note, such Restricted Subsidiary will become an Unrestricted Subsidiary.


    Within 30 days of the consummation of a Qualified Subsidiary IPO, the Company shall mail a notice to each holder of Notes stating, among other things:
(1) that the holders of the Notes have the right to require the Company to apply the Net Proceeds received from the repayment of the applicable Intercompany Note to repurchase Notes from the holders thereof at a purchase price in cash equal to 101% of the aggregate principal amount thereof (plus accrued and unpaid interest to the purchase date) in the principal amount of the Intercompany Note being repaid by such Restricted Subsidiary; (2) the purchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed; (3) the instructions, determined by the Company, that each holder must follow in order to have such Notes repurchased; and (4) if the aggregate principal amount of Notes surrendered by Holders exceeds the principal amount of such Intercompany Note, the Company shall select the Notes to be purchased on a pro rata basis.

    Following the consummation of any such offer to holders of the Notes following a Qualified Subsidiary IPO, the remaining Net Proceeds from the payment of the Intercompany Note repurchased by the Company in connection therewith shall be proceeds of an Asset Sale and shall be applied in accordance with the covenant regarding limitation on certain asset sales.


    The Indenture contains numerous affirmative and negative covenants that restrict the activities of the Company in many respects. Among other things, the Indenture provides that (i) the Company will not, and will not permit any Restricted Subsidiary of the Company to, directly or indirectly, incur (as defined) any Indebtedness (including Acquired Indebtedness but excluding certain categories of Permitted Indebtedness) unless a certain Fixed Charge Coverage Ratio is met and no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness.


    The Indenture provides that the Company will not make, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment and immediately after giving pro forma effect to such Restricted Payment, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) and such payments, together with the aggregate of all Restricted Payments declared or made after the Issue Date, does not exceed certain limits set forth in the Indenture.

    In addition, the Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, (i) make any Investment other than certain permitted investments and investments that are made as Restricted Payments in compliance with the Restricted Payments covenant; (ii) create, incur or otherwise cause or suffer to exist or become effective certain Liens upon any property or asset of the Company or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary which owns property or assets, now owned or hereafter acquired; or (iii) enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (including entities in which the Company or any of its Restricted Subsidiaries owns a minority interest) or holder of 10% or more of the Company's Common Stock (an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless certain specified conditions are met.

    The Indenture also limits (i) certain mergers, consolidations, asset sales and dispositions of assets, (ii) the issuance of Preferred Stock by a Restricted Subsidiary, (iii) the sale, pledge, conveyance or disposal of any Capital Stock of a Restricted Subsidiary, (iv) the sale, pledge, conveyance or disposal of the Intercompany Notes or repayment thereof and (v) creation or existence of any encumbrances on the ability of a Restricted Subsidiary to meet its principal and interest obligations on the Intercompany Notes.

    The Indenture also provides that within 20 days of the occurrence of a Change of Control, the Company shall notify the Trustee in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") the outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change of Control Payment Date in accordance with specified procedures.

    Events of Default under the Indenture include (i) default in payment of any principal of, or premium, if any, on the Notes; (ii) default for 30 days in payment of any interest on the Notes; (iii) default by the Company or any Guarantor in the observance or performance of any other covenant in the Notes or the Indenture for 60 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding; (iv) failure to pay when due principal, interest or premium in an aggregate amount of $3,000,000 or more with respect to any Indebtedness of the Company or any Restricted Subsidiary thereof, or the acceleration of any such Indebtedness aggregating $3,000,000 or more which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice as provided in the Indenture, or such acceleration shall not be rescinded or annulled within 20 days after written notice as provided in the Indenture; (v) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $3,000,000 shall be rendered against the Company or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; and (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary thereof.

    If an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal, premium and interest amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the Holders of the Notes.

GUARANTEES OF ROBICON INDUSTRIAL REVENUE BONDS

    Pennsylvania Economic Development Financing Authority. HVE is the guarantor of Robicon's obligations to the Pennsylvania Economic Development Financing Authority ("PEDFA") under a certain loan agreement among Robicon, PEDFA and Dollar Bank, Federal Savings Bank ("Dollar Bank"), pursuant to which Robicon borrowed $4.2 million from PEDFA to finance the construction of Robicon's manufacturing facility in New Kensington, Pennsylvania. In connection with the loan, PEDFA issued a Pennsylvania Economic Development Revenue Bond (1995 Series
C) (the "PEDFA IRB") to Dollar Bank for $4.2 million. PEDFA simultaneously assigned most of its rights to reimbursement under the loan agreement to Dollar Bank pursuant to an indenture between PEDFA and

Dollar Bank. The PEDFA IRB is a special limited obligation of PEDFA, payable solely from funds received from Robicon and under the guarantee (the "PEDFA Guarantee") from HVE and an Open-End Mortgage and Security Agreement granting a first priority security interest in the land and improvements at the New Kensington facility.

    The PEDFA IRB bears interest at a rate of 8.29% and matures on April 21, 2011. Robicon is permitted to prepay the PEDFA IRB at any time before maturity, subject to prepayment premiums ranging from 101% to 105% of the principal amount thereof.

    The PEDFA Guarantee imposes certain financial and non-financial covenants upon the Company which, once modified, are expected to correspond to covenants contained in the New Revolving Credit Facility. The PEDFA Guarantee provides a cure period of 30 days with respect to certain non-financial covenants contained therein and, in most cases, an additional notice period of five days following the acceleration of the PEDFA IRB before payment must be made by the Company under the PEDFA Guarantee. The outstanding principal balance under the PEDFA IRB as of April 26, 1997 was $3.9 million.

    In the third and fourth quarters of Fiscal 1997, HVE was in technical default of certain covenants under the PEDFA Guarantee, which defaults were waived by the lender. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    Pennsylvania Industrial Development Authority. HVE has also guaranteed Robicon's obligations to the Pennsylvania Industrial Development Authority ("PIDA") under a Consent, Subordination and Assumption Agreement (the "Assumption Agreement") between Robicon and the Monroeville Area Industrial Development Corporation ("MAID"), pursuant to which MAID assigned to Robicon all of MAID's obligations to PIDA under a Loan Agreement between PIDA and MAID (the "PIDA Loan Agreement"). Under the PIDA Loan Agreement, MAID borrowed $2.0 million from PIDA to defray the costs of Robicon's construction of its New Kensington facility. Simultaneously with the execution of the Assumption Agreement, Robicon entered into an installment sale agreement (the "Installment Sale Agreement") with MAID pursuant to which Robicon agreed to purchase the New Kensington property from MAID. The PIDA Loan Agreement is secured by the guaranty from HVE and a mortgage granting a security interest in the land and improvements at the New Kensington facility. The security interest represented by this mortgage has been subordinated to the lien of Dollar Bank under the PEDFA IRB pursuant to a subordination agreement between PIDA and Dollar Bank. The balance outstanding under the PIDA Loan Agreement as of April 26, 1997 was approximately $1.7 million.

    The PIDA loan is evidenced by a note which bears interest at a rate of 2% per annum of the outstanding principal balance of the note, unless the loan is in default, in which case the note shall bear interest at a rate of the greater of 12.5% or the Prime Interest Rate (as defined therein) plus 2% per annum, applied from the date of such event of default (or if the event of default relates to violation of a certain covenant relating to employment, applied retroactively to the date of disbursement of the funds under the note) prospectively until the note is paid in full. Robicon's obligations under the Installment Sale Agreement also include payment of a fee to MAID of seven-eighths of 1% charged on the outstanding principal balance of the note for each year that the Installment Sale Agreement remains unsatisfied together with any and all charges assessed annually or otherwise by PIDA relative to the note.

                    DESCRIPTION OF OUTSTANDING CAPITAL STOCK

    Under HVE's Restated Articles of Organization (the "Restated Articles"), HVE is authorized to issue up to 4,000 shares of HVE Common Stock, and 400,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock").

HVE COMMON STOCK


    At August 15, 1997, there were 1,082.7429 shares of HVE Common Stock outstanding and held of record by two stockholders. HVE has reserved up to
154.1729 shares of HVE Common Stock for issuance upon exercise of certain warrants described below.


    Holders of HVE Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of HVE Common Stock entitled to vote in any election of directors may elect a majority of the directors standing for election. Holders of HVE Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding-up of HVE, the holders of HVE Common Stock are entitled to receive ratably the net assets of HVE available after the payment of all debts and other liabilities, subject to the prior rights of any outstanding Preferred Stock. Holders of HVE Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of HVE Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of HVE Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any additional series of Preferred Stock that the Company may designate and issue in the future.

    Holders of the Common Shares included in the Units sold in the Offerings will have the right, immediately prior to the occurrence of a Qualified Subsidiary IPO and at certain times thereafter, to require the Company to exchange a portion of their Common Shares into shares of common stock of the Restricted Subsidiary effecting such Qualified Subsidiary IPO ("Subsidiary Shares"). In addition, holders of the Common Shares have certain registration rights and take-along rights. Moreover, additional Common Shares may be issuable to the holders of the Common Shares in the future, under certain circumstances.

COMMON STOCK WARRANTS

    In connection with the sale of HVE's Subordinated Notes, HVE issued to such noteholders warrants (the "Subordinated Notes Warrants") to purchase an aggregate of 142.86 shares of HVE Common Stock (the "Subordinated Notes Warrant Shares"), representing 12.5% of the fully-diluted HVE Common Stock, at an exercise price of $.01 per share. The exercise price and number of Subordinated Notes Warrant Shares issuable upon exercise of the Subordinated Notes Warrants are subject to adjustment to prevent dilution in the event of issuance of shares of HVE Common Stock below the then-current market value or payments made by the Company under the CIP Agreements. The Subordinated Notes Warrant holders will have the right to require the Company to purchase the Subordinated Notes Warrants or Subordinated Notes Warrant Shares at a price calculated as the proportionate percentage of the value of the Company's capital stock (determined by an appraiser or pursuant to a formula of a multiple of eight times the Company's EBITDA (as defined therein) less outstanding preferred stock and debt plus cash), if the Company does not consummate an initial public offering of its capital stock before May 1, 2000. Any repurchase of Subordinated Notes Warrants by the Company would constitute a Restricted Payment under the Indenture. The Subordinated Notes Warrants expire on May 9, 2004. On July 24, 1997, CIBC Wood Gundy purchased Subordinated Notes Warrants to purchase 71.43 shares of HVE Common Stock, representing 6.25% of the then outstanding HVE Common Stock on a fully-diluted basis, for an aggregate purchase price of $2.5 million. Such Subordinated Notes Warrants were repurchased by the Company with a portion of the net proceeds of the Offering at the same purchase price. See "Use of Proceeds."

    In the Offerings, HVE issued, as part of 33,000 Units comprising in the aggregate also 33,000 shares of Series A Preferred stock and 82.7429 Common Shares, Warrants to purchase an aggregate of 82.7429 shares of HVE Common Stock.

    Each Warrant, when exercised, will entitle the holder thereof to purchase .00250736 shares of HVE Common Stock (each such share a "Warrant Share") at an exercise price equal to $0.01 per .00250736 shares (the "Exercise Price"). The number of Warrant Shares may be adjusted from time to time upon the occurrence of certain events as provided in the Warrant Agreement. The Warrants are presently exercisable and, unless exercised, will automatically expire on August 15, 2005 (the "Expiration Date"). The Warrants will entitle the holders thereof to purchase in the aggregate approximately 6.6% of the outstanding HVE Common Stock on a fully diluted basis as of the date of issuance of the Warrants.

    The Warrants are detachable from the Series A Preferred Stock and the Common Shares and separately transferable, subject to compliance with applicable federal and state securities laws. The Warrants and the Warrant Shares have not been registered under the Securities Act and are subject to certain transfer restrictions further described in the Warrant Agreement.

    Immediately prior to the occurrence of a Qualified Subsidiary IPO and at certain times thereafter, Warrant holders will have a right to require the Company to exchange a portion of their Warrants into new warrants to purchase Subsidiary Shares. In addition, holders of the Warrants have certain registration rights and take-along rights. Moreover, additional Warrants may be issuable to the holders of the Warrants in the future, under certain circumstances.

PREFERRED STOCK

    The Board of Directors is authorized, subject to certain limitations prescribed by law and the terms of the Indenture and the Restated Articles, without further stockholder approval, from time to time to issue up to an aggregate of 400,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences and rights, and any qualifications, limitations or restrictions thereof, of the shares of each such series, including the number of shares constituting any such series and the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences thereof. 110,000 of these shares of Preferred Stock have been designated as Series A Preferred Stock and an additional 110,000 shares have been designated as Exchange Preferred Stock. The creation and issuance of any additional series of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. See "Description of the Exchange Preferred Stock -- Ranking and -- Certain Covenants."

    As of the date of this Prospectus, the only outstanding shares of Preferred Stock are the 33,000 shares of Series A Preferred Stock issued in the Offerings. See "Description of the Exchange Preferred Stock."

LIMITATION OF LIABILITY AND INDEMNIFICATION

    The Restated Articles contain certain provisions permitted under Massachusetts law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Restated Articles and By-laws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by Massachusetts law. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion of certain of the anticipated federal income tax consequences of an exchange of the Series A Preferred Stock for Exchange Preferred Stock and of the purchase, ownership, and disposition of the Exchange Preferred Stock is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary, and proposed regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor, nor any tax consequences arising under the laws of any state, locality, or foreign jurisdiction, and it is not intended to be applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons, persons that hold Exchange Preferred Stock as part of a straddle or conversion transactions or holders subject to the alternative minimum tax, may be subject to special rules. In addition, the summary is limited to persons that will hold the Exchange Preferred Stock and Warrants as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. ALL INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE EXCHANGE AND THE OWNERSHIP AND DISPOSITION OF EXCHANGE PREFERRED STOCK AND WARRANTS.

TAXATION OF HOLDERS ON EXCHANGE

    Although the matter is not free from doubt, an exchange of shares of Series A Preferred Stock for shares of Exchange Preferred Stock should not be a taxable event to holders of Series A Preferred Stock, and holders should not recognize any taxable gain or loss as a result of such an exchange. Accordingly, a holder would have the same adjusted basis and holding period in the Exchange Preferred Stock as it had in the Series A Preferred Stock immediately before the exchange. Further, the tax consequences of ownership and disposition of any shares of Exchange Preferred Stock should be the same as the tax consequences of ownership and disposition of shares of the Series A Preferred Stock.

ALLOCATION OF PURCHASE PRICE

    The purchase of the Series A Preferred Stock with the Warrants and Common Shares was treated as the purchase of an investment unit for Federal income tax purposes. In order to determine the issue price for each security, the aggregate issue price of the Series A Preferred Stock and Warrants and Common Shares was allocated between each of the securities based on their relative fair market values on the date of issuance. The issue price of the Exchange Preferred Stock should be the same as the issue price of the Series A Preferred Stock (adjusted to take into account any constructive distributions on the Series A Preferred Stock under Section 305 of the Code, as described below) immediately before the exchange.

DISTRIBUTIONS ON EXCHANGE PREFERRED STOCK AND EXCESS REDEMPTION PRICE

    The amount of any distribution with respect to the Exchange Preferred Stock will be equal to the amount of cash or the fair market value of shares of Exchange Preferred Stock distributed. A stockholder's initial tax basis in any additional shares of Exchange Preferred Stock distributed by the Company will be equal to the fair market value of such additional shares of Exchange Preferred Stock on the date of distribution. A stockholder's holding period for such additional shares of Exchange Preferred Stock will commence on the day following the date of distribution and will not include such stockholder's holding period for the shares of Exchange Preferred Stock with respect to which the additional shares of Exchange Preferred Stock were distributed. The amount of any distribution with respect to the Exchange Preferred Stock, whether paid in cash or in additional shares of Exchange Preferred Stock, will be a dividend, taxable as ordinary income to the recipient thereof, to the extent of the Company's current or accumulated earnings and profits ("earnings and profits") as determined under U.S. federal income tax principles. To the extent that the amount of such a distribution exceeds the current and accumulated earnings and profits of the Company, such excess will be treated as nontaxable recovery of the holder's basis in the stock in respect of which the distribution is made (to the extent thereof), with any remaining excess treated as a gain from the sale or exchange of such stock.

    In addition, under Section 305 of the Code and the Treasury Regulations authorized thereunder, if the redemption price of preferred stock exceeds its issue price by more than a de minimus amount, such excess may under certain circumstances, be taxable as a constructive distribution to the holder (treated as a dividend to the extent of the Company's current and accumulated earnings and profits and otherwise subject to the treatment described above for distributions in excess of current and accumulated earnings and profits). A holder of such preferred stock is required to treat such excess as a constructive distribution received by the holder over the life of the preferred stock under a constant interest (economic yield) method that takes into account the compounding of yield. The excess of the liquidation preference over the issue price of the Exchange Preferred Stock will be treated as a constructive distribution, as described above, by a holder on a constant yield basis over its term. In the case of the Exchange Preferred Stock initially issued to the purchaser, the issue price will be determined as described above under "--Allocation of Purchase Price." In the case of any additional shares of Preferred Stock distributed by the Company in lieu of a cash payment, the issue price generally will equal the fair market value of such shares of Exchange Preferred Stock on the date of distribution, with the result that the amount of any redemption premium, and the tax consequences thereof, may need to be separately determined for each such distribution. Holders should consult their own tax advisers regarding the application of the redemption premium rules to their particular situation.

DIVIDENDS TO CORPORATE SHAREHOLDERS

    In general, an actual or constructive distribution that is treated as a dividend for federal income tax purposes and that is made to a corporate shareholder with respect to the Exchange Preferred Stock will qualify for the 70% dividends-received deduction.

    In addition, there are many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to (i) the holding period of stock the dividends on which are sought to be deducted, (ii) debt-financed portfolio stock, (iii) dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Code, and (iv) taxpayers that pay alternative minimum tax. Corporate shareholders should consult their own tax advisers regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

REDEMPTION, SALE, OR EXCHANGE OF PREFERRED STOCK

    Upon a sale or other disposition (other than a redemption) of the shares of Exchange Preferred Stock, a holder will generally recognize capital gain or loss equal to the difference between the sum of the amount of cash and the fair market of any property received by the holder and such holder's adjusted tax basis in such shares. Such gain or loss will generally be long-term if the holding period for such shares is more than eighteen months.

    A holder's initial tax basis in the Exchange Preferred Stock will equal its tax basis in the Series A Preferred Stock, as described above under "Taxation of Holders on Exchange." Thereafter, such initial tax basis will be (i) increased by the amount (if any) of any constructive distributions the holder is treated as having received pursuant to the rules described above under "Distributions on Exchange Preferred Stock and Excess Redemption Price" and (ii) decreased by the portion of any (actual or constructive) distribution that is treated as a tax free recovery of basis as described above under "Distributions on Exchange Preferred Stock and Excess Redemption Price."

    Upon a redemption of the shares of Exchange Preferred Stock in a situation where the holder has no other interest in the Company, actually or constructively, following such redemption, the holder will generally recognize capital gain or loss (except to the extent of cash payments received on the exchange that are attributable to declared dividends which will be treated in the same manner as distributions described above). If the holder does continue to own an interest in the Company, actually or constructively, the redemption payment could be treated as a dividend subject to the rules described above.

BACKUP WITHHOLDING

    In general, a noncorporate holder of Exchange Preferred Stock or Warrant will be subject to backup withholding at the rate of 31% with respect to reportable payments of dividends accrued with respect to, or the proceeds of a sale, exchange, or redemption of, Exchange Preferred Stock or Warrants, if the holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's federal income tax liabilities.

    THE UNITED STATES FEDERAL TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY OR MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE EXCHANGE OF SERIES A PREFERRED STOCK FOR EXCHANGE PREFERRED STOCK AND OF THE OWNERSHIP AND DISPOSITION OF THE EXCHANGE PREFERRED STOCK

AND THE WARRANTS, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                                     EXPERTS

    The consolidated historical financial statements of High Voltage Engineering Corporation and Subsidiaries as of April 27, 1996 and April 26, 1997, and for each of the fiscal years in the three-year period ended April 26, 1997, included in this Prospectus and elsewhere in this Registration Statement have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

    The consolidated historical financial statements of PHI Acquisition Holdings, Inc. and Subsidiaries as of June 28, 1996 and June 27, 1997, and for each of the years in the three-year period ended June 27, 1997, included in this Prospectus and elsewhere in this Registration Statement have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS


    Certain legal matters in connection with the Exchange Offer will be passed upon for the Company by Bingham Dana LLP, Boston, Massachusetts.


                              AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith will be required to file reports and other information with the Commission. The Registration Statements filed by the Company with the Commission with respect to the Exchange Notes and Exchange Preferred Stock and the exhibits thereto, as well as such reports and other information to be filed by the Company with the Commission, may be inspected, without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as the regional offices of the Commission at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site, located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


    This Prospectus contains certain statements that may be considered "forward-looking." Those forward-looking statements include, among other things, discussions of the Company's business strategy and expectations concerning the Company's position in the various industries in which it participates, future operations, growth, product development and marketing efforts, the issuance of patents, margins, profitability, liquidity and capital resources, as well as statements concerning certain products under development, and the acquisition of PHI and PHI's contribution to the realization of the Company's overall strategies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company expressed or implied by such forward-looking statements. Prospective investors in the Exchange Preferred Stock offered hereby are cautioned that although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions also could be materially incorrect. The uncertainties in this regard include, but are not limited to, those identified in the section of this Prospectus entitled "Risk Factors." In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved and prospective investors in the Exchange Preferred Stock should not place undue reliance on such forward-looking statements.

                          INDEX TO FINANCIAL STATEMENTS


                                                                            PAGE
HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES
Consolidated Financial Statements
Report of Grant Thornton LLP, Independent Certified Public Accountants      F-2
Consolidated Balance Sheets...............................................  F-3
Consolidated Statements of Operations.....................................  F-4
Consolidated Statements of Stockholder's Deficiency.......................  F-5
Consolidated Statements of Cash Flows.....................................  F-6
Notes to Consolidated Financial Statements................................  F-7
PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Financial Statements
Report of KPMG Peat Marwick LLP, Independent Auditors.....................  F-28
Consolidated Balance Sheets...............................................  F-29
Consolidated Statements of Operations.....................................  F-30
Statement of Stockholders' Equity.........................................  F-31
Consolidated Statements of Cash Flows.....................................  F-32
Notes to Consolidated Financial Statements................................  F-33

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholder
High Voltage Engineering Corporation

         We have audited the accompanying consolidated balance sheets of High Voltage Engineering Corporation and Subsidiaries (the Company) as of April 27, 1996 and April 26, 1997 and the related consolidated statements of operations, stockholder's deficiency, and cash flows for each of the three years in the period ended April 26, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of April 27, 1996 and April 26, 1997 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended April 26, 1997, in conformity with generally accepted accounting principles.

Boston, Massachusetts                                 GRANT THORNTON LLP
June 18, 1997 (except for notes N and P
   as to which the dates are July 29, 1997 and August 8, 1997, respectively)

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                                           APRIL 27,     APRIL 26,      JULY 26,
                                                                             1996           1997         1997
                                                                           ---------     ---------      --------
                                        ASSETS                                                       (UNAUDITED)
CURRENT ASSETS
     Cash and cash equivalents ........................................    $   2,107     $   1,542     $  1,393
     Restricted cash ..................................................        4,595         2,210        1,966
     Accounts receivable -- net of allowance for doubtful accounts ....       33,340        33,333       33,043
     Inventories ......................................................       20,972        22,334       22,669
     Prepaid expenses and other current assets ........................        1,971         1,164        1,165
                                                                           ---------     ---------     --------
           Total current assets .......................................       62,985        60,583       60,236
PROPERTY, PLANT AND EQUIPMENT -- Net ..................................       29,222        30,966       30,588
ASSETS HELD FOR SALE ..................................................        6,173         5,248        5,233
OTHER ASSETS -- Net ...................................................       15,338        16,790       16,389
                                                                           ---------     ---------     --------
                                                                           $ 113,718     $ 113,587     $112,446
                                                                           =========     =========     ========

                      LIABILITIES AND STOCKHOLDER'S DEFICIENCY
CURRENT LIABILITIES
     Current maturities of long-term debt obligations .................    $   1,909     $   2,609     $  2,626
     Foreign credit line ..............................................        2,753         2,284        2,042
     Accounts payable .................................................       18,119        17,199       15,559
     Accrued interest .................................................        6,211         8,394        8,027
     Accrued liabilities ..............................................       11,530        12,000       11,547
     Advance payments by customers ....................................        6,324         5,294        5,373
     Federal, foreign and state income taxes payable ..................          997         1,261           51
     Deferred income taxes ............................................        3,248         2,171        2,917
                                                                           ---------     ---------     --------
              Total current liabilities ...............................       51,091        51,212       48,142
REDEEMABLE PUT WARRANTS ...............................................           --         2,800        5,000
LONG-TERM OBLIGATIONS, LESS CURRENT MATURITIES ........................       80,009        80,508       83,770
DEFERRED INCOME TAXES .................................................        1,900         1,834        1,146
OTHER LIABILITIES .....................................................        3,205         2,495        2,680
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK ............................................       10,995        11,474       11,602
STOCKHOLDER'S DEFICIENCY
     Common stock .....................................................            1             1            1
     Paid-in-capital ..................................................       17,326        17,326       17,326
     Accumulated deficit ..............................................      (50,869)      (54,104)     (57,182)
     Cumulative foreign currency translation adjustment ...............           60            41          (39)
                                                                           ---------     ---------     --------
              Total stockholder's deficiency ..........................      (33,482)      (36,736)     (39,894)
                                                                           ---------     ---------     --------
                                                                           $ 113,718     $ 113,587     $112,446
                                                                           =========     =========     ========


        The accompanying notes are an integral part of these statements.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                             YEARS ENDED                      THREE MONTHS ENDED
                                                                --------------------------------------     ------------------------
                                                                APRIL 29,      APRIL 27,     APRIL 26,      JULY 27,      JULY 26,
                                                                  1995           1996          1997           1996          1997
                                                                ---------     ---------     ----------      ---------    ----------
                                                                                                           (UNAUDITED)   (UNAUDITED)
Net sales ..................................................    $ 116,551     $ 149,100     $  173,103      $  40,381    $   44,672
Cost of sales ..............................................       73,424        97,386        114,848         26,415        28,762
                                                                ---------     ---------     ----------      ---------    ----------
   Gross profit ............................................       43,127        51,714         58,255         13,966        15,910
Administrative and selling expenses ........................       26,113        34,915         36,967          9,155        10,510
Research and development expenses ..........................        8,094         8,071          9,361          2,212         2,348
Restructuring charge .......................................        1,294           150             --             --            --
Reimbursed environmental and litigation costs-net ..........       (2,130)         (450)            26             --            45
Other ......................................................          892         1,163          2,234             (8)          (98)
                                                                ---------     ---------     ----------      ---------    ----------
   Income from operations ..................................        8,864         7,865          9,667          2,607         3,105
Interest expense ...........................................        8,573        11,225         11,989          2,644         5,825
Interest income ............................................          (74)         (278)          (351)           (54)          (40)
                                                                ---------     ---------     ----------      ---------    ----------
   Income (loss) from continuing operations before income
     taxes, discontinued operations and extraordinary item .          365        (3,082)        (1,971)            17        (2,680)
Income taxes (credit) ......................................          196        (2,619)           526              7           270
                                                                ---------     ---------     ----------      ---------    ----------
   Income (loss) from continuing operations before
     discontinued operations and extraordinary item ........          169          (463)        (2,497)            10        (2,950)
Discontinued operations:
   Income (loss) from discontinued operations, net of income
     taxes .................................................          607          (135)            --             --            --
   Gain (loss) on disposal of discontinued operations, net
     of income taxes .......................................         (331)        1,633             --             --            --
                                                                ---------     ---------     ----------      ---------    ----------
                                                                      276         1,498             --             --            --
Extraordinary loss, net of income taxes ....................           --          (422)          (259)          (259)           --
                                                                ---------     ---------     ----------      ---------    ----------
NET INCOME (LOSS) ..........................................          445           613         (2,756)          (249)       (2,950)
Preferred dividends ........................................         (415)         (446)          (479)          (119)         (128)
                                                                ---------     ---------     ----------      ---------    ----------
Net income (loss) available to common stockholders .........    $      30     $     167     $   (3,235)     $    (368)   $   (3,078)
                                                                =========     =========     ==========      =========    ==========
Net income (loss) per common share:
   Continuing operations ...................................    $ (246.00)    $ (909.00)    $(2,603.67)     $  (95.36)   $(2,692.91)
   Discontinued operations .................................       276.00      1,498.00             --            --             --
   Extraordinary item ......................................           --       (422.00)       (226.60)       (226.60)           --
                                                                ---------     ---------     ----------      ---------    ----------
   Net income (loss) .......................................    $   30.00     $  167.00     $(2,830.27)     $ (321.96)   $(2,692.91)
                                                                =========     =========     ==========      =========    ==========
   Weighted average common stock and dilutive
     equivalents outstanding ...............................        1,000         1,000          1,143          1,143         1,143
                                                                =========     =========     ==========      =========    ==========




        The accompanying notes are an integral part of these statements.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIENCY
                             (DOLLARS IN THOUSANDS)



                                                                                  CUMULATIVE
                                                                                    FOREIGN
                                                                                    CURRENCY   PENSION
                                                COMMON   PAID-IN-    ACCUMULATED  TRANSLATION  LIABILITY
                                                STOCK    CAPITAL       DEFICIT     ADJUSTMENT  ADJUSTMENT     TOTAL
                                                -----    --------    -----------   ---------   ----------    --------

Balance, April 30, 1994 as restated
(note A) ......................................   $1     $ 17,326     $(51,066)    $   (915)    $    (74)    $(34,728)
Net income, as restated .......................                            445                                    445
Preferred stock dividends .....................                           (415)                                  (415)
Change in foreign currency
  translation .................................                                         201                       201
Liquidation of foreign subsidiary .............                                         526                       526
Pension liability adjustment ..................                                                       74           74
                                                  --     --------     --------     --------     --------     --------
Balance, April 29, 1995 .......................    1       17,326      (51,036)        (188)          --      (33,897)
Net income, as restated .......................                            613                                    613
Preferred stock dividends .....................                           (446)                                  (446)
Change in foreign currency
  translation .................................                                         248                       248
                                                  --     --------     --------     --------     --------     --------
Balance April 27, 1996 ........................    1       17,326      (50,869)          60           --      (33,482)
Net loss ......................................                         (2,756)                                (2,756)
Preferred stock dividends .....................                           (479)                                  (479)
Change in foreign currency
  translation .................................                                         (19)                      (19)
                                                  --     --------     --------     --------     --------     --------
Balance, April 26, 1997 .......................    1       17,326      (54,104)          41           --      (36,736)

Three Months Ended July 26, 1997 (Unaudited):
Net loss ......................................                         (2,950)                                (2,950)
Preferred stock dividends .....................                           (128)                                  (128)
Change in foreign currency
  translation..................................                                         (80)                      (80)
                                                  --     --------     --------     --------     --------     --------
Balance, July 26, 1997 ........................   $1     $ 17,326     $(57,182)    $    (39)    $     --     $(39,894)
                                                  ==     ========     ========     ========     ========     ========



        The accompanying notes are an integral part of these statements.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                               YEARS ENDED                 THREE MONTHS ENDED
                                                                  ----------------------------------       -------------------
                                                                  APRIL 29,   APRIL 27,    APRIL 26,       JULY 27,   JULY 26,
                                                                     1995        1996         1997           1996       1997
                                                                  ---------   ---------    ---------       --------   --------
                                                                                                         (UNAUDITED) (UNAUDITED)
Increase (Decrease) in Cash and Cash Equivalents
Cash flows from operating activities:
   Net income (loss) ...........................................   $    445          613     $ (2,756)     $   (249)  $(2,950)
   Adjustments to reconcile net income to net cash provided
     by operating activities:
     Extraordinary item, net of income taxes ...................         --          422           --            --        --
     Depreciation and amortization .............................      4,234        4,134        4,376         1,093     1,222
     Write-off of other assets .................................        650        1,200           --            --        --
     Non-cash interest .........................................      2,104        2,533        2,897           323     3,661
     Deferred income taxes .....................................       (410)      (2,714)      (1,143)          215        58
     Undistributed earnings of affiliate .......................       (250)         (88)        (201)           --       (31)
     (Gain) loss on sale of discontinued operations ............        331       (1,633)          --            --        --
     Other .....................................................        456          (37)        (186)          (13)       --
     Change in assets and liabilities, net of effects of
       business acquisitions and divestitures:
       Accounts receivable .....................................     (1,137)      (7,547)         257         1,033       253
       Refundable income taxes .................................       (997)         997           --            --        --
       Inventories .............................................        644       (5,754)      (1,482)       (2,032)     (335)
       Prepaid expenses and other current assets ...............        147           67          857           455        (1)
       Other assets ............................................       (304)        (576)      (3,094)       (2,972)      (24)
       Accounts payable, accrued interest and accrued
       liabilities .............................................      1,670          893        1,868        (2,737)   (3,820)
       Advance payments by customers ...........................      1,965        2,511       (1,030)         (992)       79
       Federal, foreign and state income taxes payable .........        579       (1,381)         264        (1,217)   (1,210)
                                                                   --------     --------     --------      --------   -------
       Net cash provided by (used in) operating activities .....     10,127       (6,360)         627        (7,093)   (3,098)
                                                                   --------     --------     --------      --------   -------
Cash flows from investing activities:
   Additions to property, plant and equipment ..................     (9,873)      (5,791)      (3,516)         (725)     (756)
   Proceeds from sales of discontinued operation ...............      2,194       11,000           --            --        --
   Proceeds from sales of assets net of expenses ...............        950          402          260            20        --
   Acquisition of Industrias Jorda S.L .........................     (5,946)          --           --            --        --
   Other .......................................................        397          118          190            --        49
                                                                   --------     --------     --------      --------   -------
       Net cash provided by (used in) investing activities .....    (12,278)       5,729       (3,066)         (705)     (707)
                                                                   --------     --------     --------      --------   -------
Cash flows from financing activities:
   Cash overdraft ..............................................        797        2,416       (1,306)       (1,436)      631
   Proceeds from the issuance of long-term obligations .........      3,628        4,813       66,267        65,922        --
   Net proceeds from the issuance of redeemable warrants .......         --           --        2,413         2,413        --
   Net proceeds/(payments) from foreign credit line ............      2,090          663         (469)          557      (242)
   Net (increase) decrease in restricted cash ..................     (2,123)      (1,696)       2,385          (120)      244
   Net proceeds/(payments) under senior credit agreement .......     (2,300)        (515)      (2,957)        1,363     5,218
   Principal payments on long-term obligations .................       (871)      (3,828)     (64,440)      (62,758)   (2,070)
                                                                   --------     --------     --------      --------   -------
     Net cash provided by financing activities .................      1,221        1,853        1,893         5,941     3,781
                                                                   --------     --------     --------      --------   -------
Effect of foreign exchange rate changes on cash ................        391          380          (19)           65      (125)
                                                                   --------     --------     --------      --------   -------
     Net (decrease) increase in cash and cash equivalents ......       (539)       1,602         (565)       (1,792)     (149)
Cash and cash equivalents, beginning of year ...................      1,044          505        2,107         2,107     1,542
                                                                   --------     --------     --------      --------   -------
Cash and cash equivalents, end of year .........................   $    505     $  2,107     $  1,542      $    315   $ 1,393
                                                                   ========     ========     ========      ========   =======
Supplemental Disclosure of Cash Flow Information:
   Cash paid for:
   Interest ....................................................   $  6,542     $  8,272     $  7,568      $  2,258   $ 3,132
   Income taxes ................................................        905          408        1,246           342       937
Supplemental Schedule of Non-cash Investing and Financing
   Activities:
   Preferred stock dividends-in-kind and issuable preferred
     stock dividends-in-kind ...................................   $    415          446     $    479      $    119   $   128
   Leased asset additions ......................................         96          172        1,494            --        10
   Transfer from property, plant and equipment to assets held
     for sale, net .............................................      6,195        1,178       (1,378)           --        --


        The accompanying notes are an integral part of these statements.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                APRIL 29, 1995, APRIL 27, 1996 AND APRIL 26, 1997
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
        (Information as of July 26, 1997 and for the three months ended
                 July 27, 1996 and July 26, 1997 is unaudited)


NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Financial Statement Presentation

     High Voltage Engineering Corporation (the "Company") is a wholly-owned subsidiary of Letitia Corporation ("Letitia"). The Company's wholly-owned subsidiaries include Datcon Instrument Company, HIVEC B.V., and Halmar Robicon Group, Inc.

     The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries after elimination of material intercompany transactions and balances.

     The Company owns 49% of an affiliated company which is accounted for using the equity method. Separate disclosure is not presented as the amounts are not significant.

     The accompanying consolidated financial statements for fiscal years 1995 and 1996 have been restated to correct the method of valuing contingent interest payments (see note E). The effect of the restatement was to decrease net income for 1995 by $604 ($604.00 per share), decrease net income for fiscal year 1996 by $1,582 ($1,582.00 per share) and also to increase the accumulated deficit at the beginning of fiscal year 1995 by $2,763.

Interim Consolidated Condensed Financial Statements


     The consolidated balance sheet as of July 26, 1997, the consolidated statements of operations, consolidated statement of stockholder's deficiency and the consolidated statement of cash flows for the three months ended July 27, 1996 and July 26, 1997 are unaudited and, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for those interim periods. The results of operations for the three months ended July 27, 1996 and July 26, 1997 are not necessarily indicative of the results to be expected for the full year.


Nature of Operations

     The Company operates a diversified portfolio of specialty industrial manufacturing businesses with multiple product lines that serve a broad spectrum of original equipment manufacturers and end-users. Business and customer concentration is minimal due to the diversified nature of its portfolio of businesses, with respect to products sold and end-markets served on a world-wide basis. Examples of end-markets served include process automation, wastewater treatment, petrochemicals, construction, agriculture, materials handling, computers, telecommunications, medical equipment, climate control and scientific, and educational research.

Accounting Period

     The Company operates on a 52 or 53 week fiscal period. Each of the fiscal periods presented are 52 week periods.

Revenue Recognition

     Revenue is recognized when goods are shipped and the risk of loss passes to the customer or in the case of significant long-term contracts on the percentage-of-completion method. Provisions for estimated losses on long-term contracts are charged to operations when identified.

     When customers, under the terms of specific orders, request that the Company manufacture, invoice and ship goods on a bill and hold basis, the Company recognizes revenue based on the completion date required in the order and actual completion of the manufacturing process. At the time such goods are ready for delivery, title and risk of ownership pass to the customer.

     Accounts receivable include retainages of approximately $504 and $1,279 as of April 27, 1996 and April 26, 1997, respectively. Bill and hold receivables were not significant as of April 27, 1996 and April 26, 1997.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

Allowance for Doubtful Accounts

    A summary of activity in the allowance for doubtful accounts is as follows:

                                                        YEARS ENDED
                                         ---------------------------------------
                                          APRIL 29,     APRIL 27,      APRIL 26,
                                             1995          1996           1997
                                         ----------    ----------      ---------
Balance at beginning of year .........      $   906       $   973       $ 1,973
Provision ............................          166         1,412           813
Charge-offs, net of recoveries .......          (99)         (412)         (929)
                                            -------       -------       -------
Balance at end of year ...............      $   973       $ 1,973       $ 1,857
                                            =======       =======       =======

Cash Equivalents

     For purposes of the statements of cash flows, all highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents.

     Cash overdrafts included in trade accounts payable were $3,587 and $2,281 at April 27, 1996 and April 26, 1997, respectively.

     At April 27, 1996 and April 26, 1997, cash in the amounts of $6,191 and $2,712, respectively, was in uninsured foreign bank accounts, including $4,595 and $2,210, respectively which was used for collateral for a bank guarantee facility for customer advances.

Inventories

     Inventories are stated at the lower of cost (first-in, first-out or average cost method) or market.

Property, Plant and Equipment

     Property, plant and equipment are recorded at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Leased property under capital leases is amortized over the lives of the respective leases or over the service lives of the assets for those leases which substantially transfer ownership. The straight-line method of depreciation is followed for substantially all assets for financial reporting purposes, while accelerated methods are used for tax purposes. Future income taxes resulting from depreciation temporary differences have been provided for as deferred income taxes.

     Depreciation is based upon the following estimated useful lives:

Building and building improvements.................    30 to 40 years
Leasehold improvements.............................     5 to 20 years
Machinery and equipment............................     2 to 10 years

Cost in Excess of Net Assets Acquired

     The cost in excess of net assets acquired (goodwill) is amortized on a straight-line basis over the expected period of benefit of forty years. The Company continually evaluates the carrying value of goodwill. Any impairments would be recognized when the expected undiscounted future operating cash flows derived from such goodwill is less than the carrying value.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

Intangible Assets

     Costs incurred to obtain debt financing are amortized over the expected term of the related debt. Amortization of deferred financing costs is recorded as interest expense. The costs associated with non-compete and consulting agreements are amortized over the period to which the agreements relate.

Long-Term Compensation Plan

     Costs associated with a Valuation Creation Plan (VCP) which provides long-term compensation for key individuals are recorded, on a quarterly basis, based on the formula as defined in the VCP (see note I).

Foreign Currency Translation

     Foreign subsidiaries use the local currency as their functional currency. Assets and liabilities of these entities are translated into U.S. dollars at rates of exchange in effect at the balance sheet date. The resulting translation adjustments are accumulated in a separate component of stockholder's deficiency and are included in operations only upon the sale or liquidation of the underlying foreign investment. Revenue and expense transactions are translated at the weighted average exchange rates for the fiscal month in which the transaction occurred.

Derivatives

     The Company enters into forward exchange contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. All forward exchange contracts are designated as and effective as a hedge and are highly inversely correlated to the hedged item as required by generally accepted accounting principles. If a derivative contract terminates prior to maturity, the investment is shown at its fair value with the resulting gain or loss reflected in operating results. Gains and losses on contracts to hedge identifiable foreign currency commitments are deferred and accounted for as part of the related foreign currency transaction. Gains and losses on all other forward exchange contracts are included in income currently.

      At April 26, 1997, the notional amounts of forward exchange contracts (all denominated in Netherlands guilders) totaled $1,272. All of these contracts mature in fiscal year 1998. Deferred unrealized losses from hedging firm commitments are immaterial.

     The Company's forward exchange contracts contain credit risk in that its banking counterparties may be unable to meet the terms of the agreements. The Company minimizes such risk by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

     The Company does not use derivative financial instruments for speculative trading purposes, nor does it hold or issue leveraged derivative financial instruments.

Environmental Expenditures

     Costs associated with remediation activities are expensed. Liabilities relating to probable remedial activities are recorded when the cost of such activities can be reasonably estimated. The liability is discounted when the amount and timing of the cash payments for that remediation site are fixed or reliably determinable. The liabilities are adjusted as further information develops or circumstances change.

Certain Risks and Concentration

     The Company operates in highly competitive and rapidly changing markets and some competitors have substantially greater sales and financial resources. Entry into the market by new competition or the development of new technologies could adversely affect operating results. Significant concentration of credit risk is with trade receivables, which is somewhat mitigated due to the Company's diversity of regions and customers.

     The Company has manufacturing operations in three foreign countries (Spain, Ireland and the Netherlands). Risks inherent in foreign operations include changes in social, political and economic conditions, changes in currency exchange rates, changes in the laws and policies that govern foreign investments in countries and to a lesser extent, changes in United States laws and regulations relating to foreign trade and investment.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

Income Taxes

     Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse, subject to a valuation allowance.

     Deferred income taxes result from changes in deferred tax assets, deferred tax liabilities and changes in the valuation allowance. Income tax expense consists of the taxes payable for the year and deferred income taxes as discussed above (see note J).

Net Income (Loss) Per Common Share

     Net income (loss) per common share has been computed using the weighted average number of common and dilutive equivalent shares outstanding during each period presented.

Liquidity

     The Company believes that its current financing together with internally generated funds will be sufficient to fund its operations over the next twelve months.

Use of Estimates

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

     Advertising costs are expensed as incurred. Advertising expense was $1,458, $1,429 and $1,754 for the fiscal years 1995, 1996 and 1997, respectively.

Research and Development

     Research and development costs are charged to operations as incurred.

Fair Value of Financial Instruments

     The carrying amount of cash and cash equivalents approximates its fair value. The fair value of notes receivable is estimated by discounting the expected future cash flows at interest rates commensurate with the creditworthiness of the parties to the notes receivable, which approximates its carrying values.

     The carrying amounts of borrowings under short-term revolving credit agreements, and variable rate long-term debt instruments approximate their fair value as the floating rates applicable to the financial instruments reflect changes in overall market interest rates. The fair value of other long-term debt is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt refinanced, as discussed in note E, was estimated at its carrying value. At April 27, 1996, the carrying amount and estimated fair value of long-term debt was $81,918 and $81,001, respectively. At April 26, 1997, the carrying amount and estimated fair value of long-term debt was $83,117 and $82,196, respectively.

     The carrying value of the redeemable warrants is equal to the estimated fair value.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

     The estimate fair value of forward currency exchange contracts is calculated using the exchange rate at the Company's year end as quoted by the respective brokers and at April 26, 1997 was approximately $1,162.

     Fair value estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

     The Company believes that it is not practical to estimate a fair value different from these securities' carrying value of its redeemable preferred stock as these securities are issued to Letitia, a related party, and have numerous unique features (see note G).

Reclassifications

     Certain reclassifications have been made to the fiscal year 1995 and 1996 consolidated financial statements in order to conform with the current year's presentation.

NOTE B -- INVENTORIES

     Inventories consisted of the following as of:


                                                       APRIL 27,      APRIL 26,      JULY 26,
                                                          1996          1997           1997
                                                       --------       --------       --------
                                                                                   (unaudited)
        Raw materials ............................      $13,461        $14,912       $14,094
        Work in process ..........................        4,462          3,977         5,652
        Finished goods ...........................        3,049          3,445         2,923
                                                        -------        -------       -------
        Total ....................................      $20,972        $22,334       $22,669
                                                        =======        =======       =======


NOTE C -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following as of:


                                                               APRIL 27,     APRIL 26,
                                                                 1996           1997
                                                              ----------     --------
        Land and land improvements .........................    $  3,763     $  5,788
        Buildings and building improvements ................      15,722       16,494
        Machinery and equipment ............................      29,713       30,681
        Construction in progress ...........................         789          644
                                                                --------     --------
             Total .........................................      49,987       53,607
          Less accumulated depreciation and amortization ...     (20,765)     (22,641)
                                                                --------     --------
             Total .........................................    $ 29,222     $ 30,966
                                                                ========     ========

     Property under capital leases is included in these amounts (see note M)

NOTE D -- ASSETS HELD FOR SALE AND OTHER ASSETS

     At April 27, 1996 and April 26, 1997, assets held for sale of $6,173 and $5,248 consisted of several former manufacturing facilities. These properties are recorded at the lower of the carrying amount or fair value less costs to sell. It is reasonably possible that the proceeds from the sales of these properties will differ significantly from the carrying amount and additional losses may be recorded.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

     Two of the properties are leased to third parties, one lease is for a term of five years which commenced in March, 1997 with annual payments of $336 in year one, $360 in year two, $468 in year three, $528 in year four and $567 in year five. This lease contains a buyout provision. The other lease is also a five year term which commenced in November, 1995 with annual payments of $120.

     During fiscal year 1997, a facility was transferred to fixed assets at its carrying value of $1,378. The transfer was made because the facility is now being utilized in the Company's operations.

     Other assets consisted of the following as of:

                                        APRIL 27,            APRIL 26,
                                          1996                  1997
                                       ---------  -------------------------------
                                           NET                                NET
                                        CARRYING     GROSS   ACCUMULATED   CARRYING
                                         AMOUNT      AMOUNT  AMORTIZATION    AMOUNT
                                         -------    -------  ------------  --------
Cost in excess of net assets acquired    $ 9,711    $11,842    $(2,484)     $ 9,358
Deferred financing costs (note E) ...      1,100      4,771     (1,183)       3,588
Covenant not-to-compete (note O) ....        853      1,280       (854)         426
Prepaid consulting agreement (note O)        533        800       (533)         267
Prepaid pension cost (note I) .......      2,018      2,119         --        2,119
Notes receivable ....................        947        696         --          696
Other ...............................        176        699       (363)         336
                                         -------    -------    -------      -------
     Total ..........................    $15,338    $22,207    $(5,417)     $16,790
                                         =======    =======    =======      =======

     The fiscal year 1996 net carrying amount is net of accumulated amortization of $3,753. Amortization expense was $931, $1,729 and $1,664 for fiscal years 1995, 1996 and 1997, respectively.

NOTE E -- LONG-TERM OBLIGATIONS AND FOREIGN CREDIT LINE

     Long-term obligations consisted of the following as of:



                                                          APRIL 27,    APRIL 26,     JULY 26,
                                                            1996         1997          1997
                                                          ---------    ---------     --------
                                                                                    (UNAUDITED)
1996 Senior Credit Agreement .........................     $    --      $16,630       $20,062
1996 Senior Secured Notes ............................          --       20,000        20,000
1996 Senior Unsecured Notes ..........................          --        7,000         7,000
1996 Senior Subordinated Notes (face value $25,000) ..          --       19,374        19,741
1995 Senior Credit Agreement .........................      30,485           --            --
1995 Senior Subordinated Note ........................      13,808           --            --
1995 Junior Subordinated Note ........................      18,230           --            --
Capital lease obligations (note M) ...................       9,143       10,382        10,213
Mortgage notes payable ...............................       8,271        8,035         7,786
Notes payable ........................................       1,981        1,696         1,594
                                                           -------      -------       -------
     Total (see note P) ..............................      81,918       83,117        86,396
     Less current maturities .........................      (1,909)      (2,609)       (2,626)
                                                           -------      -------       -------
     Long-term obligations, net of current maturities      $80,009      $80,508       $83,770
                                                           =======      =======       =======


     On May 9, 1996, the Company entered into new revolving and long-term credit agreements. The 1996 Agreements refinanced the 1995 Senior Credit Agreement, the 1995 Senior Subordinated Note, and the 1995 Junior Subordinated Note. In connection with this refinancing the Company incurred financing costs of approximately $3,192 (see note D).

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

     The Company also recorded an extraordinary loss on this refinancing of $422 and $259, net of income taxes in fiscal years 1996 and 1997, respectively.

1996 Senior Credit Agreement

     The 1996 Senior Credit Agreement provides a $20,000 revolving credit facility ($7,702 outstanding as of April 26, 1997) with principal due at maturity on April 30, 2001, as well as a $10,000 term loan ($8,928 outstanding as of April 26, 1997) with principal due in twenty seven (27) equal installments due quarterly, with the balance due on April 30, 2003. Interest under the revolving credit facility is computed at the Prime Rate of the bank (8.5% as of April 26, 1997) which is payable monthly. The interest rate of the term loans was computed at the Prime Rate of the bank plus 0.75% (9.25% as of April 26, 1997) and is payable quarterly. As of April 26, 1997, letters of credit outstanding were $2,932.

1996 Senior Secured Notes

     The 1996 Senior Secured Notes provides $20,000 in notes with repayments on May 1, 2001, and 2002 of the lesser of $6,667 or the outstanding balance, and the remaining amounts due on May 1, 2003. Interest expense is payable semi-annually at a rate of 10.84% per annum.

1996 Senior Unsecured Notes

     The 1996 Senior Unsecured Notes provides $7,000 in notes with repayments in equal installments of $2,333 on May 1, 2001, 2002, and 2003. Interest expense is payable semi-annually at a rate of 12.09% per annum.

1996 Senior Subordinated Notes

     The 1996 Senior Subordinated Notes ($25,000) provided net proceeds of $20,520 with repayment of $25,000 (principal including "payment-in-kind" interest) due at maturity on May 1, 2004. The Senior Subordinated Notes include warrants to purchase 142.86 shares at $.01 per share of the Company's Common Stock subject to a dilution adjustment, as defined, which represents 12.5% of the Company's fully diluted common stock. The warrants expire on May 9, 2004 (see note P). For financial reporting purposes, the Company assigned an initial estimated fair value of these warrants at $2,413 of the net proceeds. In the event the Company does not consummate an initial public offering of its common stock prior to May 1, 2000, the holders of the warrants may "put" the warrants to the Company at amounts which are the greater of the then appraised value or by formula as defined in the agreement. Changes in the value of the warrants in the amount of $387 and $2,200 for fiscal year 1997 and for the three months ended July 26, 1997, respectively, were charged to interest expense. It is reasonably possible that the value of the warrants will differ significantly from the carrying amount and additional adjustments may be recorded. The effective interest rate of the debt after giving effect to the discount and warrant valuation is approximately 17.1%. Interest payments are made quarterly at a rate of 8% of the face value of the note ($25,000) per annum until May 1, 2000, and at a rate of 14% thereafter.

Collateral and Contingent Interest

     Obligations were collateralized under an Intercreditor Agreement which provided for liens on substantially all of the Company's assets. Under certain circumstances, the Company may be required to make contingent interest payments ("CIP") to the former 1995 Senior and Junior Subordinated Noteholders based upon the greater of the fair value of the Company, or formula, both as defined. The Company has accrued its estimate of amounts due based on an independent appraisal. It is reasonably possible that the settlement of CIP will differ from the amounts accrued (see note P).

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

Mortgage Notes Payable

     The mortgage notes generally are due June 2004, November 2009, April 2011 and January 2016, and bear interest between 2% and 9.75% (weighted average interest rate of 6.4% at April 26, 1997). The notes are collateralized by land and buildings with a net book value of approximately $10,438 as of April 26, 1997. Certain of these mortgages were issued through the Pennsylvania Economic Development Financing Authority and the Pennsylvania Industrial Development Authority in conjunction with the construction of a new facility for a subsidiary of the Company. The subsidiary may prepay the mortgage before maturity, subject to a prepayment premium ranging from 101% to 105% of the principal amount thereof.

Foreign Credit Line

     At April 26, 1997, the foreign credit line outstanding balance is $2,284. The borrowing bears interest at 10% per annum, and matures at the earlier of the collection of the receivables securing the credit line or 120 days.

Restrictive Covenants

     The 1996 Credit Agreements, subordinated notes and mortgage notes payable contain restrictive provisions relating to the maintenance of certain financial ratios, as defined in the respective agreements, restrictions on the payment of common stock dividends, leases, capital expenditures, borrowings, the acquisition or disposition of material subsidiaries and other matters. The borrowings under certain capital leases contain cross default provisions. The Company was in violation of certain covenants, which were waived by the respective lenders.

     Aggregate maturities of long-term obligations including discount are as follows:


FISCAL
1998..........................................    $  2,609
1999..........................................       2,688
2000..........................................       4,324
2001..........................................      12,502
2002..........................................       4,753
Thereafter....................................      61,867
                                                    ------
                                                   $88,743
                                                   =======


NOTE F -- OTHER LIABILITIES

     Other liabilities consisted of the following:


                                                                APRIL 27,   APRIL 26,
                                                                   1996        1997
                                                                --------    --------
Environmental cleanup and related litigation costs (note N)..    $ 4,472     $ 3,267
Other .......................................................        876       1,739
                                                                 -------     -------
     Total ..................................................      5,348       5,006
     Less current portion included in accrued liabilities ...     (2,143)     (2,511)
                                                                 -------     -------
                                                                 $ 3,205     $ 2,495
                                                                 =======     =======

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

NOTE G -- REDEEMABLE PREFERRED STOCK

     Redeemable preferred stock was issued to Letitia. The Series B and Series C Preferred Stock is indirectly owned by a former Junior Subordinated noteholder (see note P).

     Redeemable Preferred Stock consisted of the following:


                                                            SHARES ISSUED
                                                                 AND
                                                               ISSUABLE
                                                         --------------------
                                   PAR        SHARES     APRIL 27,  APRIL 26,
                                  VALUE     AUTHORIZED     1996        1997
                                  -----     ----------   ---------  ---------
Series A.....................       $1        25,000          --          --
Series B.....................       $1        30,000      25,705      25,705
Series C.....................       $1        10,000       6,245       6,724

     Changes in Redeemable Preferred Stock (issued and issuable) were as follows:


                                                SERIES B   SERIES C    TOTAL
Balance at April 29, 1995...................     $4,750     $5,799    $10,549
Dividends declared..........................        --         446        446
                                                 ------     ------    -------
Balance at April 27, 1996...................      4,750      6,245     10,995
Dividends declared..........................        --         479        479
                                                 ------     ------    -------
Balance at April 26, 1997...................     $4,750     $6,724    $11,474
                                                 ======     ======    =======

Dividends and Redemptions

     Series A Preferred Stock is authorized but no shares are issued or outstanding.

     Dividends on Series B Preferred Stock are noncumulative and payable when and as declared by the Board of Directors out of funds legally available for such purpose. The rate at which dividends may be declared and paid shall not exceed 17-1/2% per annum of the Liquidation Value (defined below). Dividends of 1,745 shares and 1,903 shares of Series B Preferred Stock were declared during the fiscal years 1995 and 1996, respectively. This dividend has no effect on the Liquidation Value of the Series B Preferred Stock and the Company has ceased declaring dividends in fiscal year 1997.

     Dividends on Series C Preferred Stock are cumulative and accrue at a rate of 7.6% per annum. Dividends through June 1, 2000, are payable in the form of additional shares of Series C Preferred Stock, and, thereafter, dividends are payable annually in cash, except to the extent restricted by other agreements of the Company. Holders of Series C Preferred Stock have preference as to payments of dividends over holders of Series A and Series B Preferred Stock and Common Stock.

Redemption Provisions

     The Series B Preferred Stock has a mandatory redemption date of March 17, 2008, except to the extent restricted by other agreements, at a redemption price equal to the Liquidation Value (discussed below) together with all declared, but unpaid dividends thereon.

     The Series C Preferred Stock has a mandatory redemption date of June 2000, except to the extent restricted by other agreements, at a redemption price of one thousand dollars per share together with accrued dividends thereon. The Company may, at its sole option, redeem shares of Series C Preferred Stock using the same terms as noted on the mandatory redemption date except to the extent restricted by other agreements.

Voting Rights

     Holders of Series B and Series C Preferred Stock have no voting rights except, as to holders of Series C, if the Company is in arrears in the payment of dividends in an amount equal to or exceeding two quarterly

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES dividend payments and until all such arrearages are repaid in full, the holders of the Series C, voting as a class, are entitled to elect one director to the Board of Directors of the Company.

     The consent of the holders of a majority of shares of any outstanding Series B and Series C Preferred Stock is necessary for effecting certain significant transactions.

Restrictive Covenants

     As long as any shares of Series B or Series C Preferred Stock are outstanding, no common stock dividend may be paid or declared, nor may any distribution be made on any other class of preferred or common stock. Additionally, no shares of any other class of preferred or common stock may be purchased, redeemed or otherwise acquired unless (a) all dividends on the Series B and Series C Preferred Stock for all past dividend periods, and for the then current period, have been paid, or, if declared and unpaid, a sum sufficient for the payment thereof set apart and all mandatory redemption payments then due with respect to Series B and Series C Preferred Stock have been made or funds therefore set apart for payment or (b) the holders of a majority of the shares of Series B and Series C Preferred Stock, each voting as a class, approve such dividend, distribution, purchase, redemption or acquisition.

Liquidation Value

     The holder of shares of Series B Preferred Stock shall be entitled to receive the lesser of (a) one thousand dollars per share or (b) $4,750 representing the fair value, as determined by the Board of Directors. The fair value was determined based on the proceeds received by the Company as a result of the liquidation of a 1988 investment made with the proceeds of the issuance of the Series B Preferred Stock, net of all liabilities and expenses, including taxes, divided by the number of shares of Series B Preferred Stock outstanding, plus all dividends declared and unpaid. Holders of Series B Preferred Stock have preferences as to liquidation over holders of Series C Preferred Stock.

     In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of Series C Preferred Stock are entitled to receive all dividends accrued and unpaid to the date of payment and a liquidation value per share of one thousand dollars prior to any payment to holders of any junior stock.

NOTE H -- COMMON STOCK

     At April 27, 1996 and April 26, 1997, the Company had two thousand shares of common stock authorized, and one thousand issued and outstanding. Such common stock has a par value of $.01 per share. The declaration or payment of dividends is restricted as discussed in notes E and G.

NOTE I -- BENEFIT PLANS

Defined Benefit Plan

     The Company and its subsidiaries have a frozen pension plan. The benefit accruals for certain remaining former employees became frozen in February 1995. Pension costs are determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions."

    Service cost is determined using the projected unit credit actuarial cost method. In fiscal year 1995, a curtailment of the plan occurred and the remaining prior service costs of $419 was written off. It is the Company's policy to make annual contributions to the plan in amounts at least equal to the amounts required by law.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

     Domestic net pension costs are summarized as follows:


                                                      YEARS ENDED
                                           ------------------------------------
                                           APRIL 29,     APRIL 27,     APRIL 26,
                                             1995          1996          1997
                                           --------      --------      --------
Service cost ...........................   $     50      $     --      $     --
Interest cost ..........................      1,227         1,227         1,351
Curtailment loss .......................        419            --            --
                                           --------      --------      --------
                                              1,696         1,227         1,351
                                           ========      ========      ========
Return on plan assets:
   Actual ..............................   $   (685)     $ (3,834)     $ (2,215)
   Deferred ............................       (484)        2,592           763
   Unrecognized loss ...................          9            --            --
                                           --------      --------      --------
   Net recognized ......................     (1,160)       (1,242)       (1,452)
                                           --------      --------      --------
     Total pension expense (income) ....   $    536      $    (15)     $   (101)
                                           ========      ========      ========

         The funded status and prepaid net pension cost are as follows:


                                                           APRIL 27,  APRIL 26,
                                                             1996        1997
                                                           --------    --------
Vested and accumulated benefit obligation ...............  $ 14,805    $ 16,378
                                                           ========    ========
Fair value of plan assets ...............................  $ 17,179    $ 17,505
Projected benefit obligation ............................    14,805      16,378
                                                           --------    --------
Excess of plan assets over projected benefit obligation .     2,374       1,127
Unrecognized net (gain) loss ............................      (356)        992
                                                           --------    --------
Prepaid pension cost -- (note D) ........................  $  2,018    $  2,119
                                                           ========    ========
Assumed discount rate ...................................      8.5%        8.5%
Expected rate of return on plan assets ..................      9.0%        9.0%

     No compensation increases have been assumed due to the plan being frozen.

     The plan assets as of April 27, 1996 and April 26, 1997 consisted primarily of equity securities, pooled real estate funds, guaranteed interest contracts, fixed income securities and cash equivalents. The plan holds stock in Letitia who is the sole shareholder of the Company. The plan has valued this stock at $1,300 (unaudited) as of April 27, 1996 and $2,088 (unaudited) as of April 26, 1997, respectively (see note P).

     The Company elected to adopt a revised mortality rate in the current year to more accurately reflect employees life expectancies.

Multi-Employer Plan

     Foreign employees generally participate in a multiemployer pension plan. Foreign pension expense totaled $138, $163 and $199 in fiscal years 1995, 1996 and 1997, respectively.

Defined Contribution Plans

     The Company has a 401(k) savings plan (the "Plan") covering substantially all U.S. employees. The Plan provides for a Company matching contribution of up to one thousand eight hundred dollars per year based on

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES the amount of elective deferral selected by the employee, plus a profit sharing contribution, equal to two percent (2%) of the employees annual salary and bonus, when applicable.

     Contributions to the Plan were $1,449, $1,289 and $1,581 in fiscal years 1995, 1996 and 1997, respectively. The Company provides certain other retirement benefits, which are not material, to some former officers and former key management employees which have been provided for in the consolidated financial statements.

Long-Term Compensation Plan

     The Company maintains a Valuation Creation Plan (VCP) which provides long-term compensation for key individuals. Upon joining the VCP, benefits vest at twenty percent a year and participants can "cash out", as defined, up to fifty percent of their vested value anytime with the remainder paid at retirement or termination. All payments under the VCP are subject to the availability of general funds of the Company. The VCP is a nonqualified and non-funded plan. The Company has accrued $720 and $1,266 as of fiscal years 1996 and 1997, respectively and administrative and selling expenses includes $149, $436 and $698 for fiscal years 1995, 1996 and 1997, respectively related to VCP.

     In the event of the sale or certain other changes in ownership of a subsidiary or division, impacted key individuals would become 100% vested. Benefits, if any, would be calculated up to that date based upon fair values as established by the transaction. Such benefits would be charged to operations immediately and may be greater than that which would have been calculated under the original terms of the VCP.

     An officer of the Company is the beneficiary of an incentive compensation plan pursuant to which such officer shall be entitled to receive upon termination of employment or his death certain payments in accordance with a formula, as defined. The vesting is in equal installments from May 1, 1994 through May 1, 1998. The Company has accrued the estimated vested balance.

NOTE J -- INCOME TAXES

     The foreign and domestic components of income (loss) from continuing operations before income taxes and extraordinary item were as follows:


                                     APRIL 29,         APRIL 27,       APRIL 26,
                                        1995              1996            1997
                                     ---------         ---------       ---------
Domestic ....................         $ 1,171          $(6,795)         $(4,407)
Foreign .....................            (806)           3,713            2,436
                                      -------          -------          -------
         Total ..............         $   365          $(3,082)         $(1,971)
                                      =======          =======          =======

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

     The components of income taxes expense (credit) are:


                                                                    YEARS ENDED
                                                          ---------------------------------
                                                          APRIL 29,    APRIL 27,  APRIL 26,
                                                             1995        1996       1997
                                                          --------     ---------  ---------
Continuing operations:
   Current:
     Federal ..........................................    $   (28)    $  (742)    $    --
     State ............................................        288         120         400
     Foreign ..........................................        346         717       1,269
                                                           -------     -------     -------
                                                               606          95       1,669
                                                           -------     -------     -------
   Deferred (net of impact of valuation allowance):
     Federal ..........................................       (560)     (3,228)       (592)
     Foreign ..........................................        150         514        (551)
                                                           -------     -------     -------
                                                              (410)     (2,714)     (1,143)
                                                           -------     -------     -------
         Total continuing operations ..................    $   196     $(2,619)    $   526
                                                           -------     -------     -------
Discontinued operations and extraordinary item:
   Current:
     Federal ..........................................        140         531        (159)
     State ............................................         65          95          --
                                                           -------     -------     -------
   Total discontinued operations and extraordinary item        205         626        (159)
                                                           -------     -------     -------
Net income taxes (benefit) ............................    $   401     $(1,993)    $   367
                                                           =======     =======     =======

     Total income taxes (benefit) from continuing operations differed from "expected" income tax expense, computed by applying the U.S. Federal statutory tax rate of 35 percent to income before income tax, as follows:


                                                                    APRIL 29,    APRIL 27,   APRIL 26,
                                                                      1995         1996         1997
                                                                   ----------   ----------   --------
Federal statutory rate applied to income before income taxes,
  discontinued operations and extraordinary item..................  $   127      $(1,078)     $  (689)
State and local taxes, net of Federal tax benefit.................      199           80          264
Effect of foreign operations......................................      770          (66)      (1,684)
Costs in excess of net assets acquired............................      423          246          234
Change in valuation reserve.......................................   (1,459)       1,669        3,093
Provision (benefit) for Internal Revenue Service ("IRS")
  examination.....................................................      --        (3,429)        (696)
Other items.......................................................      136          (41)           4
                                                                    -------      -------      -------
     Income tax expense (benefit) -- continuing operations........  $   196      $(2,619)     $   526
                                                                    =======      =======      =======

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

     A deferred income tax (expense) benefit results from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The temporary differences which gave rise to the following deferred income tax assets and liabilities are:


                                                          APRIL 27,    APRIL 26,
                                                            1996          1997
                                                          ---------    ---------
Deferred income tax assets:
  Accounts receivable ................................    $    720     $  1,027
  Inventory ..........................................         883          915
  Accrued liabilities ................................       2,518        2,858
  Net operating losses ...............................       2,386        2,677
  Tax credits ........................................         193        2,873
  Assets held for sale ...............................         580          580
  Accrued interest ...................................         815        1,074
  Other ..............................................         186           94
                                                          --------     --------
          Total gross deferred income tax assets .....       8,281       12,098
  Valuation allowance ................................      (6,493)      (9,586)
                                                          --------     --------
          Total net deferred income tax assets .......       1,788        2,512
Deferred income tax liabilities:
  Depreciation .......................................    $ (1,700)    $ (2,291)
  Reserve for IRS examination ........................      (3,078)      (2,382)
  Foreign items ......................................      (1,641)      (1,090)
  Other ..............................................        (517)        (754)
                                                          --------     --------
          Total gross deferred income tax liabilities       (6,936)      (6,517)
                                                          --------     --------
          Net deferred income tax liability ..........    $ (5,148)    $ (4,005)
                                                          ========     ========

     These deferred income tax assets and liabilities are presented as follows in the consolidated balance sheets:

                                                         APRIL 27,    APRIL 26,
                                                           1996         1997
                                                         ---------    ---------
Current deferred tax liability.......................     $ 3,248      $ 2,171
Noncurrent deferred tax liability....................       1,900        1,834
                                                          -------      -------
                                                          $ 5,148      $ 4,005
                                                          =======      =======

     A valuation allowance against the recoverability of deferred tax assets has been established because more likely than not the Company will not be able to utilize certain credits and net operating loss carryforwards in future years. The Company has offset certain deferred tax liabilities, with deferred tax assets which are expected to generate offsetting deductions within the same periods.

     A summary of the activity in the allowance for deferred tax assets is as follows:


                                                         YEARS ENDED
                                             -------------------------------------
                                             APRIL 29,     APRIL 27,     APRIL 26,
                                               1995          1996          1997
                                             ---------    ----------     --------
Balance at beginning of period.........      $  6,283       $4,824        $6,493
Net change.............................        (1,459)       1,669         3,093
                                             --------       ------        ------
Balance at end of period...............      $  4,824       $6,493        $9,586
                                             ========       ======        ======

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

     During fiscal 1995, the IRS completed an examination of the Company's income tax returns for the years ended December 1986 through April 1991. During fiscal year 1996, the Company and the IRS reached a proposed settlement of this liability which was subsequently approved by the Joint Committee on Taxation. Subsequent to April 26, 1997, the Company and the IRS settled on the interest to be paid related to the assessment. The amount of the settlement including interest, as well as the state taxes which are expected to be levied due to this settlement have been accrued.

     At April 26, 1997, the Company has available net operating loss carryforwards of approximately $6,742 which generally expire in the fiscal year ending in 2006. Such carryforwards are substantially limited upon an "ownership change" as defined in the Internal Revenue Code. No such ownership change is currently anticipated. The Company also has foreign tax credits of $2,584 the majority of which expire in the fiscal year 2002.

NOTE K -- OTHER STATEMENT OF OPERATIONS ITEMS

Restructuring Charge

     For the fiscal years 1995 and 1996, restructuring charges in the amount of $1,294 and $150, respectively, which have been paid, represents a restructuring program designed to reduce cost and improve operating processes. The program included relocation to a new facility in Massachusetts by one of the Company's operating divisions, (including a facility write-down and related severance costs of the respective terminated employees), the write-off of the cumulative foreign currency translation adjustment resulting from the liquidation of a foreign subsidiary and the closure of a European office.

Other Expense -- Net

     Other expense -- net includes the following:

                                                            YEARS ENDED
                                                  ---------------------------------
                                                  APRIL 29,   APRIL 27,   APRIL 26,
                                                     1995        1996        1997
                                                  ---------   ---------   ---------
Writedown of assets held for sale (note D) ....    $   815     $ 1,200     $    --
Net gain on disposition of miscellaneous assets        (47)        (83)       (230)
Division relocation and moving costs ..........        124         103          --
Facilities (income) expense (note D) ..........         --         (57)        319
Aborted acquisition and offering costs ........         --          --       2,145
                                                   -------     -------     -------
          Total ...............................    $   892     $ 1,163     $ 2,234
                                                   =======     =======     =======

NOTE L -- RELATED-PARTY TRANSACTIONS

Management Fees

     Management fees were incurred with respect to services rendered in connection with financing, merger and acquisitions and various operational and strategic matters. Management fees were $450, $648 and $781 for fiscal years 1995, 1996 and 1997, respectively.

Transaction Fees

     The Company has agreed to pay a related party a transaction fee of 1% of the gross proceeds of all asset acquisitions and divestitures. Transaction fees of $102 and $110 (reflected in gain/(loss) on disposal of discontinued operations) were paid in fiscal years 1995 and 1996. There were no transaction fees for fiscal year 1997.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

NOTE M -- LEASES

Capital and Operating Leases

     The Company conducts a portion of its operations in facilities under capital and operating leases and also has capital and operating leases covering certain machinery and equipment. Certain of the leases contain renewal and purchase options. Rental expense charged to operations in fiscal years 1995, 1996 and 1997, was approximately $1,256, $1,079, and $1,626, respectively.

     Property under capital leases consisted of the following:


                                                 APRIL 27,        APRIL 26,
                                                   1996             1997
                                                 ---------        ---------
Land, buildings and improvements.............     $ 9,650          $ 9,650
Machinery and equipment......................         563            2,160
     Less accumulated amortization...........      (2,288)          (2,647)
                                                  -------          -------
          Total..............................     $ 7,925          $ 9,163
                                                  =======          =======

     At April 26, 1997, the minimum rental commitments for noncancelable leases that have initial or remaining terms of more than one year are as follows:


                                                          CAPITAL      OPERATING
                                                           LEASES       LEASES

1998..................................................    $   1,757     $1,581
1999..................................................        1,777      1,306
2000..................................................        1,665        837
2001..................................................        1,451        269
2002..................................................        1,357         62
Thereafter through 2014...............................       13,805         --
                                                          ---------     ------
Minimum commitments...................................       21,812     $4,055
                                                                        ======
Less amount representing interest.....................      (11,430)
                                                          ---------
Capital lease obligations (included in long-
term obligations)(note E).............................    $  10,382
                                                          =========

NOTE N -- LITIGATION, CLAIMS AND ENVIRONMENTAL MATTERS

     The Company is obligated to clean-up three sites relating to former manufacturing facilities and has accrued the estimated costs of remediation (see note F). Estimated costs are determined by external and internal environmental remediation experts. The estimated costs of remediation of one site is based on its estimated present value. The discount rate used was 6%. The gross undiscounted amount differs from the estimated present value by approximately $667 as of April 26, 1997. There are no assurances that additional costs will not be incurred or that significant changes in estimates or changes in environmental laws will not require additional amounts to be accrued. The Company believes that it can continue to meet these environmental standards without material adverse effect on its financial condition. The completion of the clean-up relating to these sites is estimated at 10 years. The expected future payments for the environmental liabilities is $985 in fiscal year 1997, $303 in fiscal year 1998, $259 in fiscal year 1999 through fiscal year 2001 and $1,469 thereafter.

     During fiscal years 1995, 1996 and 1997, the Company recorded operating cash proceeds of $2,280, $1,500 and $1,100, respectively, from insurance recoveries related to environmental litigation, remediation and consequential damages. Such amounts were recorded as Reimbursed Environmental and Litigation Costs, net

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES of actual legal costs, estimated settlement costs, and changes in cost remediation estimates. These settlements relate to recoveries of environmental and legal costs incurred primarily in fiscal years 1995 and prior.

     During fiscal year 1996, the Company reached an agreement with the owners of two separate properties adjacent to the remediation sites on the principal terms of a settlement and are currently preparing the documentation of such settlements. The settlement terms principally include a mutual release of claims for past costs and an undertaking by the Company to perform certain future remediation work on the site, for which the Company will pay up to the first $500 in costs and two thirds of any cost over this threshold for the first property and $200 for the second property. At April 26, 1997, the Company has accrued the estimated remediation cost with respect to this matter (see note F). There are no assurances that additional costs will not be incurred or that significant changes in estimates or changes in environmental laws will not require additional amounts to be accrued.

     In connection with matters referred to above, the Company has posted financial assurances that the remediation will be completed in the form of $2,250 letters of credit and a lien of $1,250 on certain real property held for sale.

     In February 1997, the Company commenced litigation seeking damages for breaches in connection with a aborted acquisition. The other party has filed counterclaims. The Company believes the case has merit and there are substantial defenses to these counterclaims. In light of the preliminary stage of the proceedings, the Company is unable to assess the likelihood of liability arising from this action, if any, the amount of any damages that may be assessed against the Company, and the extent to which any assessed liability will be covered by the Company's insurance; however, the Company believes the counterclaims to be without merit.

     The Company, along with six others, is a defendant in an action commenced in November 1996 by Chicago-Dubuque Foundry Corporation and its property insurer, Employers Mutual Casualty Co. in Iowa state court. The suit concerns a May 1, 1996 fire that destroyed a Chicago-Dubuque facility located in East Dubuque, Illinois. According to the complaint, defective products sold by one or more of the defendants (including, it is alleged, the Company's Anderson division) to Chicago-Dubuque, or incorporated in products sold by others to Chicago-Dubuque, caused or contributed to the casualty. The plaintiff has not yet quantified the amount of damages sought, but its property insurer has stated that damages for property damage will be in excess of $11 million. No estimate of economic losses caused by business interruption has been made by any plaintiff. The Company has placed its insurers on notice of the claim and at least one insurer has retained legal counsel to defend the Company. In light of the preliminary stage of the proceedings, the Company is unable to assess the likelihood of liability in this action, the amount of any damages that may be assessed against the Company, and the extent to which any assessed liability will be covered by the Company's insurance.

     The Company received a sixty (60) day notice of intent to sue on December 11, 1996 from a California citizens group regarding alleged violations of notice and labeling requirements under California Proposition 65, a "right to know" provision intended to give consumers clear and reasonable warnings of the presence of certain potentially hazardous substances in products. The Company and the citizens group have signed an agreement tolling the deadline for filing any lawsuit. The relevant regulations provide that violations of Proposition 65 are subject to civil penalties of up to $2,500 per day retroactive to the beginning of an alleged violation of Proposition 65. The substance contained in the Company's products and implicated in the notice of intent to sue has been listed under Proposition 65 since 1988, and the Company has sold products containing this substance in California since that time. The Company is currently conducting fact-finding to determine whether it believes a violation of Proposition 65 has occurred. If a lawsuit is filed, the Company intends to defend it vigorously; however, the Company believes, based on results in similar cases and a preliminary review of the relevant facts, that any such suit could be settled for substantially less than the maximum penalty available under the statute. The Company does not believe that it is likely that it will incur material liability as a result of any lawsuit arising in connection with this matter.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

     Certain other claims, suits and complaints have been filed or are pending against the Company. In the opinion of the Company, all such matters are without merit or are of such kind, or involve such amounts, as would not have a material effect on the consolidated financial position or the results of operations of the Company if disposed of unfavorably. If estimates change, there is no assurances these items will not require additional accruals by the Company.

NOTE O -- ACQUISITIONS AND DIVESTITURES

Acquisition - Industrias Jorda, S.L. ("Jorda")

     During fiscal year 1995, the Company acquired all the outstanding stock of Jorda, a Spanish corporation, for approximately $1,843 in cash and $2,023 in seller notes which bear interest at 7.50% and mature in March 2000.

     Jorda primarily manufactures and markets electrical and mechanical gauges and integrated instrument clusters which are sold throughout Europe. The acquisition has been accounted for under the purchase method of accounting. The impact on fiscal year 1995 earnings was not significant.

     In connection with the acquisition, the Company entered into a non-compete and consulting agreements in the amount of approximately $1,280 and $800 respectively (see note D). The acquisition of Jorda was financed in part through the financing of specific accounts receivables of Jorda amounting to approximately $2,100 at the acquisition date.

Divestitures of Berger Instruments Division and The Shore Instruments & Mfg. Co., Inc. Subsidiary

     During fiscal year 1995, the Company sold the assets of The Shore Instruments & Mfg. Co., Inc. subsidiary in exchange for cash proceeds totaling $2,460. The Company recorded a gain on disposal of $572, net of taxes, including the write-off of $772 in goodwill.

     During fiscal year 1995, the Company sold substantially all of the assets of the Berger Instruments division in exchange for total consideration of $1,046, consisting of $125 in cash, an interest bearing promissory note for $846, and a non-interest bearing promissory note for $75. The Company recorded a loss on disposal of $903, net of taxes. At April 26, 1997, the outstanding balance of the promissory note, included in other assets, is $532.

Divestiture of Specialty Connector Company Division

     During fiscal year 1996, the Company sold substantially all of the assets of the Specialty Connector Company division in exchange for cash proceeds totaling $11,000. The Company recorded a gain on disposal of $1,633, net of taxes.

     Revenues applicable to discontinued operations were approximately $18,791 and $6,900 for the years ended April 29, 1995 and April 27, 1996, respectively.

NOTE P -- SUBSEQUENT EVENTS

Acquisition

     On August 8, 1997, the Company closed a Purchase and Sale Agreement ("Agreement") among the Company, PHI Acquisition Holdings, Inc. ("PHI") and Chase Venture Capital Associates, L.P., the principal shareholder of PHI Acquisition Holdings, Inc., whereby, the Company acquired PHI through a merger of a wholly-owned subsidiary of the Company with and into PHI Acquisition Holdings, Inc. Under the Agreement, the current shareholders of PHI received in exchange for their stock an aggregate of $54.5 million plus an amount of income tax refunds, if any, the Company receives after the closing of the Merger of taxes paid by PHI for periods prior to the closing of the Merger.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

     The $54.5 million was reduced by the payment of PHI's debt, certain transaction costs, and contractual payments to the current and former Chief Executive Officers of PHI.

Financing

      In connection with the acquisition described above, the Company completed a Rule 144A offering in the amount of $170.2 million consisting of $135.0 million of Senior Notes, due in 2004 and $35.2 million representing 33,000 units consisting of 33,000 shares of Series A Senior Redeemable Preferred Stock, warrants to purchase 82.7429 shares of common stock of the Company and 82.7429 shares of common stock of the Company. The Company also entered into a $25 million revolving credit facility. Both of these financings closed simultaneously with the acquisition, and were used to finance the acquisition, repay certain indebtedness and all existing redeemable Preferred Stock, repurchase certain existing put warrants, make distributions to Letitia, extinguish BBC CIP Agreement, pay fees and for general corporate purposes. Upon consummation of the Rule 144A offering, the Company will charge historical earnings for premiums, penalties and deferred financing costs related to the retired indebtedness and purchased research and development acquired in the acquisition of PHI.


     Under the terms of the CIP Agreements, the consent of the CIP holder was required for consummation of certain transactions. By agreement, dated July 26, 1997, the Company, Letitia and BancBoston Capital, Inc. ("BBC"), a CIP holder, agreed to the termination of CIP obligations and other rights in return, effective on the closing of the Rule 144A offering, for a cash payment of $6,750. As a result of the Agreement, the Company recorded interest expense of approximately $951 during the three months ended July 26, 1997.


NOTE Q -- FOREIGN SALES

     International sales represented 20%, 26% and 27% of the Company's net sales in fiscal years 1995, 1996 and 1997, respectively. These sales represented the combined total of export sales made by United States operations and all sales made by foreign operations.

     Export sales made by United States operations were less than 10% of the Company's net sales for fiscal years 1995 and 1996, and 13% for fiscal year 1997.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

     The following table summarizes the Company's sales and selected operating data in different geographic areas:


                                                                            ADJUSTMENTS
                                                      UNITED                   AND
                                                      STATES      EUROPE    ELIMINATIONS  CONSOLIDATED
FISCAL 1995
Sales to unaffiliated customers..................   $ 104,397    $ 12,154                   $116,551
Transfers between geographic locations...........       1,547          84     $ (1,631)           --
                                                    ---------    --------     --------       -------
Net sales........................................     105,944      12,238       (1,631)      116,551
Income from operations...........................       9,598        (734)                     8,864
Identifiable assets..............................      88,295      17,679                    105,974
FISCAL 1996
Sales to unaffiliated customers..................   $ 122,952    $ 26,148                   $149,100
Transfers between geographic locations...........       1,939         103     $ (2,042)           --
                                                    ---------    --------     --------       -------
Net sales........................................     124,891      26,251       (2,042)      149,100
Income from operations...........................       4,362       3,503                      7,865
Identifiable assets..............................      90,771      22,947                    113,718
FISCAL 1997
Sales to unaffiliated customers..................   $ 149,065    $ 24,038                   $173,103
Transfers between geographic locations...........       1,660          76     $ (1,736)           --
                                                    ---------    --------     --------       -------
Net sales........................................     150,725      24,114       (1,736)      173,103
Income from operations...........................       7,999       1,668                      9,667
Identifiable assets..............................      94,293      19,294                    113,587

     Identifiable assets by geographic area are those assets used in the Company's operations in each area.

     Net assets for European operations amounted to approximately $15,874 as of April 26, 1997. Included in net assets of European operations were intercompany payables to affiliated companies amounting to approximately $9,721 as of April 26, 1997.

     Insofar as can be reasonably determined, there are no foreign-exchange restrictions that materially affect the financial position or the operating results of the Company and its subsidiaries.

              HIGH VOLTAGE ENGINEERING CORPORATION AND SUBSIDIARIES

NOTE R -- SEGMENT DATA

     The Company operates in six industry segments. Information concerning operations in these businesses is as follows (all amounts are from continuing operations only):


                                                                          DEPRECIATION
                                              OPERATING    IDENTIFIABLE       AND        CAPITAL
                                 NET SALES  INCOME (LOSS)     ASSETS      AMORTIZATION  EXPENDITURES
                                 ---------  ------------   ------------   ------------  ------------
YEAR END APRIL 29, 1995
High power electric conversion
  products ...................    $ 40,406    $  1,060      $ 30,132      $    588      $  6,978
Electrical power connectors ..      19,579       2,041        13,679           891           496
Engine monitoring
  instruments ................      21,514       2,839        21,295           605           492
Disposable medical and
  surgical tubing ............      16,828       2,512         7,657           369           906
Humidity measurement
  instruments ................      10,176         965         4,360           221           195
Corporate and other ..........       8,048        (553)       28,851           406            68
                                  --------    --------      --------      --------      --------
     Consolidated ............    $116,551    $  8,864      $105,974      $  3,080      $  9,135
                                  ========    ========      ========      ========      ========
YEAR END APRIL 27, 1996
High power electric conversion
  products ...................    $ 56,145    $   (265)     $ 40,580      $    569      $  1,142
Electrical power connectors ..      21,509       4,628        13,659           612         1,090
Engine monitoring
  instruments ................      32,514       2,378        21,338         1,474           492
Disposable medical and
  surgical tubing ............      17,101       1,024         9,885           532         2,666
Humidity measurement
  instruments ................      12,093       1,456         5,133           225           379
Corporate and other ..........       9,738      (1,356)       23,123           172           190
                                  --------    --------      --------      --------      --------
     Consolidated ............    $149,100    $  7,865      $113,718      $  3,584      $  5,959
                                  ========    ========      ========      ========      ========
YEAR END APRIL 26, 1997
High power electric conversion
  products ...................    $ 83,096    $  5,592      $ 41,849      $    591      $     --
Electrical power connectors ..      21,554       1,907        15,049           833         1,794
Engine monitoring
  instruments ................      32,482       2,676        20,457         1,662         1,261
Disposable medical and
  surgical tubing ............      15,227         531         8,938           797           360
Humidity measurement
  instruments ................      12,256       1,662         4,827           254           287
Corporate and other ..........       8,488      (2,701)       22,467           239         1,308
                                  --------    --------      --------      --------      --------
     Consolidated ............    $173,103    $  9,667      $113,587      $  4,376      $  5,010
                                  ========    ========      ========      ========      ========

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
PHI Acquisition Holdings, Inc.:

     We have audited the accompanying consolidated balance sheets of PHI Acquisition Holdings, Inc. and subsidiaries as of June 27, 1997 and June 28, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 27, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PHI Acquisition Holdings, Inc. and subsidiaries as of June 27, 1997 and June 28, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 27, 1997, in conformity with generally accepted accounting principles.


Minneapolis, Minnesota                      KPMG Peat Marwick LLP
August 20, 1997

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS
                         JUNE 28, 1996 AND JUNE 27, 1997


                                                                1996             1997
                                                            ------------     ------------
Current assets:
  Cash ...............................................       $   437,900      $   815,000
  Trade accounts receivable, net of allowance for
    doubtful accounts of $246,800 in 1996 and
     $44,000 in 1997 .................................        14,663,000       19,188,000
  Inventories, net (note 2) ..........................        13,539,500       12,735,000
  Prepaid expenses and other current assets ..........           714,300          387,000
  Deferred income tax asset ..........................            54,500               --
                                                             -----------      -----------
         Total current assets ........................        29,409,200       33,125,000
                                                             -----------      -----------
Property, plant, and equipment, net (note 3) .........         9,753,000       10,236,000
Investment in joint venture ..........................         2,044,000        1,873,000
Other non-current assets .............................           566,000          582,000
Deferred income tax asset ............................                --           44,000
                                                             -----------      -----------
         Total assets ................................       $41,772,200      $45,860,000
                                                             ===========      ===========
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt (note 8) ....       $ 2,250,000        2,375,000
  Accounts payable ...................................         2,390,900        2,274,000
  Income tax payable .................................           770,200          276,000
  Accrued expenses (note 4) ..........................         1,531,800        2,378,000
  Accrued wages and benefits .........................         2,606,000        4,027,000
  Warranty accrual ...................................         1,128,000        1,120,000
  Installation reserve ...............................           297,000          292,000
  Deferred revenues (note 5) .........................         2,298,000        2,658,000
  Other current liabilities ..........................           100,000          100,000
  Deferred income tax liability ......................                --          293,000
                                                             -----------      -----------
         Total current liabilities ...................        13,371,900       15,793,000
Pension liability ....................................           705,000          742,000
Long-term debt, less current installments (note 8) ...         7,269,000        5,457,000
Note payable to seller (note 9) ......................         8,796,000        9,673,000
Other long-term liabilities ..........................           101,000               --
Deferred income tax liability ........................           117,000               --
                                                             -----------      -----------
         Total liabilities ...........................        30,359,900       31,665,000
                                                             -----------     ------------
Stockholders' equity:
  Capital stock (note 11) ............................            16,504           15,704
  Additional paid-in capital (note 11) ...............         7,096,906        6,555,296
  Retained earnings ..................................         4,638,500        8,078,000
  Foreign currency translation adjustment ............          (339,610)        (454,000)
                                                             -----------      -----------
         Total stockholders' equity ..................        11,412,300       14,195,000
Commitments and contingencies
  (notes 7, 8, 9, 10, 12, and 13)
                                                             -----------      -----------
         Total liabilities and stockholders' equity ..       $41,772,200      $45,860,000
                                                             ===========      ===========


        See accompanying notes to the consolidated financial statements.

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  THE YEARS ENDED JUNE 30, 1995, JUNE 28, 1996
                               AND JUNE 27, 1997

                                                     FISCAL           FISCAL           FISCAL
                                                      1995             1996             1997
                                                   -----------      -----------      -----------
Net sales ....................................     $54,764,000      $58,074,000      $67,819,000
Cost of sales ................................      34,244,000       35,740,500       42,740,000
                                                   -----------      -----------      -----------
          Gross profit .......................      20,520,000       22,333,500       25,079,000
                                                   -----------      -----------      -----------
Selling, general, and administrative expenses:
  Selling and marketing ......................       7,071,000        7,349,500        7,823,000
  General and administrative .................       2,303,000        2,696,400        2,855,000
  Research and development ...................       6,197,000        6,332,600        7,902,000
                                                   -----------      -----------      -----------
          Total operating expenses ...........      15,571,000       16,378,500       18,580,000
                                                   -----------      -----------      -----------
Equity in earnings (loss) of joint venture ...         337,000          206,000          (11,000)
                                                   -----------      -----------      -----------
          Operating income ...................       5,286,000        6,161,000        6,488,000
                                                   -----------      -----------      -----------
  Interest expense ...........................      (1,855,000)      (1,827,000)      (1,693,000)
  Interest income ............................          89,000          137,000           48,000
                                                   -----------      -----------      -----------
          Income before income taxes .........       3,520,000        4,471,000        4,843,000
Income tax expense (note 6) ..................         812,300        1,495,700        1,403,500
                                                   -----------      -----------      -----------
          Net income .........................     $ 2,707,700      $ 2,975,300      $ 3,439,500
                                                   -----------      -----------      -----------
          Net income per share ...............     $      2.14      $      2.22      $      2.59
                                                   -----------      -----------      -----------
Weighted average shares outstanding ..........       1,266,965        1,337,511        1,327,668
                                                   ===========      ===========      ===========



        See accompanying notes to the consolidated financial statements.

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES


                        STATEMENT OF STOCKHOLDERS' EQUITY
                THE YEARS ENDED JUNE 28, 1996, JUNE 30, 1995, AND
                                 JUNE 27, 1997



                                         CLASS A               CLASS B               CLASS C          PREFERRED STOCK
                                   ------------------    -----------------     -----------------    ------------------
                                   SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT
                                   -------    -------    -------    ------     -------    ------    -------     ------
Balance, July 1, 1994...........   398,070    $ 3,981    398,070    $3,981     203,860    $2,038    600,000     $6,000
  Net income for the fiscal year
    ended June 30, 1995.........
  Gain (loss) on currency
    translation.................
  Sales of common and preferred
    stock.......................                                               206,410     2,064
  Repurchase of common and
    preferred stock.............  (206,410)    (2,064)
  Shares issued upon conversion
    of convertible note.........                                                52,632       526
                                   -------    -------    -------    ------     -------    ------    -------     ------
Balance June 30, 1995...........   191,660      1,917    398,070     3,981     462,902     4,628    600,000      6,000
  Net income for the fiscal year
    ended June 28, 1996.........
  Gain (loss) on currency
    translation.................
  Repurchase of common and
    preferred stock.............                                                (1,430)      (13)      (857)        (9)
  Compensation expense
    associated with granting of
    options.....................
                                   -------    -------    -------    ------     -------    ------    -------     ------
Balance, June 28, 1996..........   191,660      1,917    398,070     3,981     461,472     4,615    599,143      5,991
  Net income for the fiscal year
    ended June 27, 1997 ........
  Gain (loss) on currency
    translation (unaudited).....
  Compensation expense
    associated with granting of
    options (unaudited).........
  Repurchase of common and
    preferred stock.............                                               (50,000)     (500)   (30,000)      (300)
  Preferred dividend paid.......
                                   -------    -------    -------    ------     -------    ------    -------     ------
Balance, June 27, 1997 .........   191,660    $ 1,917    398,070    $3,981     411,472    $4,115    569,143     $5,691
                                   =======    =======    =======    ======     =======    ======    =======     ======




                                  ADDITIONAL   ADDITIONAL    RETAINED       FOREIGN
                                    PAID-IN     PAID-IN      EARNINGS      CURRENCY         TOTAL
                                    CAPITAL     CAPITAL    (ACCUMULATED    TRANSLATION   STOCKHOLDERS'
                                    COMMON     PREFERRED     DEFICIT)      ADJUSTMENT       EQUITY
                                  ----------   ----------   -----------    -----------   ------------
Balance, July 1, 1994...........  $  990,000   $5,994,000   $(1,044,500)   $   62,000    $  6,017,500
  Net income for the fiscal year
    ended June 30, 1995.........                              2,707,700                     2,707,700
  Gain (loss) on currency
    translation.................                                               61,000          61,000
  Sales of common and preferred
    stock.......................                                                                2,064
  Repurchase of common and
    preferred stock.............                                                               (2,064)
  Shares issued upon conversion
    of convertible note.........      49,474                                                   50,000
                                  ----------   ----------   -----------    ----------    ------------
Balance June 30, 1995...........   1,039,474    5,994,000     1,663,200       123,000       8,836,200
  Net income for the fiscal year
    ended June 28, 1996.........                              2,975,300                     2,975,300
  Gain (loss) on currency
    translation.................                                             (462,610)       (462,610)
  Repurchase of common and
    preferred stock.............      (6,953)      (9,615)                                    (16,590)
  Compensation expense
    associated with granting of
    options.....................      80,000                                                   80,000
                                  ----------   ----------   -----------    ----------    ------------
Balance, June 28, 1996..........   1,112,521    5,984,385     4,638,500      (339,610)     11,412,300
  Net income for the fiscal year
    ended June 27, 1997 ........                              3,439,500                     3,439,500
  Gain (loss) on currency
    translation ................                                             (114,390)       (114,390)
  Compensation expense
    associated with granting of
    options ....................     421,390                                                  421,390
  Repurchase of common and
    preferred stock.............    (573,000)    (299,700)                                   (873,500)
  Preferred dividend paid.......                  (90,300)                                    (90,300)
                                  ----------   ----------   -----------    ----------    ------------
Balance, June 27, 1997 .........  $  960,911   $5,594,385   $ 8,078,000    $ (454,000)   $ 14,195,000
                                  ==========   ==========   ===========    ==========    ============



        See accompanying notes to the consolidated financial statements.

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                THE YEARS ENDED JUNE 30, 1995, JUNE 28, 1996 AND
                                JUNE 27, 1997





                                                          1995            1996            1997
                                                       -----------     -----------     -----------
Cash provided by operating activities:
  Net income ......................................    $ 2,707,700     $ 2,975,300     $ 3,439,500
  Adjustments to reconcile net income to net cash
     (used) provided by operating activities:
     Depreciation, amortization, and other noncash
       transactions ...............................      2,115,000       2,225,000       2,769,390
     Net (gain) or loss on disposal of fixed assets       (238,000)     (1,167,000)       (510,000)
     Deferred income taxes ........................        603,200        (320,200)        186,500
     Changes in operating assets and liabilities:
       Trade accounts receivable ..................     (1,294,000)     (6,426,000)     (4,525,000)
       Inventories ................................     (1,100,000)     (1,794,500)        804,500
       Other receivable ...........................        (21,000)        188,000               0
       Prepaid expenses and other current assets ..       (694,400)        217,100         327,300
       Other noncurrent assets ....................              0        (341,000)        (53,000)
       Accounts payable ...........................         46,500         514,400        (116,900)
       Income tax payable .........................         (5,000)        770,200        (494,200)
       Accrued expenses ...........................       (218,000)         57,800         846,200
       Accrued wages and benefits .................      1,105,000        (651,000)      1,421,000
       Warranty reserve ...........................        322,000        (235,000)         (8,000)
       Installation reserve .......................          2,000         268,000          (5,000)
       Deferred revenues ..........................        (30,000)        389,000         360,000
       Other current liabilities ..................              0         100,000               0
       Other long-term liabilities ................              0         101,000        (101,000)
       Pension liability ..........................        260,000         248,000          37,000
                                                       -----------     -----------     -----------
          Net cash (used) provided by operating
            activities ............................      3,561,000      (2,880,900)      4,378,290
                                                       -----------     -----------     -----------
Cash used in investing activities:
  Proceeds from sale of land ......................             --       1,440,000               0
  Net proceeds from sale of Demo Systems ..........        366,000       1,637,000       1,025,000
  Purchase of property, plant, and equipment ......     (2,596,000)     (2,813,600)     (3,309,000)
  Investment in joint venture .....................       (614,000)        419,000         171,000
                                                       -----------     -----------     -----------
     Net cash (used) provided by investing
       activities .................................     (2,844,000)        682,400      (2,113,000)
                                                       -----------     -----------     -----------
Cash used in financing activities:
  Purchase of common and preferred stock ..........             --         (16,600)       (963,800)
  Proceeds from issuance of note payable ..........         50,000               0               0
  Increase in note payable to seller (note 9) .....        732,000         795,000         877,000
  Repayments of note payable ......................       (333,000)     (2,148,000)     (1,687,000)
                                                       -----------     -----------     -----------
     Net cash (used) provided in financing
       activities .................................        449,000      (1,369,600)     (1,773,800)
                                                       -----------     -----------     -----------
Effect of foreign exchange rate changes on cash ...         61,000        (463,000)       (114,390)
Net (decrease) increase in cash and cash
  equivalents .....................................      1,227,000      (4,031,100)        377,100
Cash and cash equivalents at beginning of period ..      3,242,000       4,469,000         437,900
                                                       -----------     -----------     -----------
Cash and cash equivalents at end of period ........    $ 4,469,000     $   437,900     $   815,000
                                                       ===========     ===========     ===========
Supplemental disclosure of cash information:
  Cash paid during the period for interest ........    $ 1,043,000     $   809,000     $   839,000
  Cash paid during the period for income taxes ....        922,000         375,000       1,676,000
Supplemental schedule of noncash investing and
  financing activities:
  Conversion of note payable to Class C common
     stock ........................................         52,632              --              --


        See accompanying notes to the consolidated financial statements.

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1995, JUNE 28, 1996
                               AND JUNE 27, 1997


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     PHI Acquisition Holdings, Inc. (PHI or the Company) was formed on March 10, 1994 to acquire certain assets and assume certain liabilities of the Physical Electronics Division of the Perkin Elmer Corporation (Perkin Elmer). Physical Electronics, Inc. (Physical Electronics), a wholly owned subsidiary of PHI, was also formed on March 10, 1994 to serve as the operating company under PHI. Physical Electronics designs, manufactures, installs, and services surface analysis instrument systems and ultrahigh vacuum equipment in North America, Japan, and Europe.

     The consolidated financial statements include the accounts of PHI, Physical Electronics, and Physical Electronics' wholly owned subsidiaries, Physical Electronics GmbH, Physical Electronics S.A.R.L., and Physical Electronics FSC, Inc. All significant intercompany accounts have been eliminated in consolidation.




INVESTMENT IN JOINT VENTURE

     The Company owns a 50% interest in a joint venture which operates in Japan. The joint venture is responsible for sales and service of the Company's products in Japan.

FISCAL YEAR END

     The Company's fiscal year end is the Friday closest to June 30. The fiscal year end for 1997 was June 27, for fiscal 1996 was June 28, and for 1995 was June 30.


INVENTORIES

     As of June 27, 1997 and June 28, 1996, inventory is stated at lower of cost (first in, first out method) or market.


CREDIT CONCENTRATIONS

     The Company extends unsecured credit to customers in North America, Europe, and to its joint venture in Japan. Other international customers normally provide irrevocable letters of credit.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at fair market value at the date of acquisition. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Maintenance, repairs, and minor renewals are expensed as incurred.


     The Company maintains a laboratory used primarily for demonstrations of the Company's products to potential customers. Investment in the Company's products used in this laboratory is capitalized and depreciated over its useful life. In the normal course of business, the Company replaces older technology as new technology is introduced at which time product is sold and revenue and cost of sales are recognized.

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

     Depreciation and amortization is computed using the following estimated useful lives:

                                                               USEFUL LIVES
                                                               ------------
    Buildings and leasehold improvements.....................   5-40 years
    Machinery and equipment..................................   3-15 years

INCOME TAXES

     The Company accounts for income taxes under provisions of Financial Account Standard No. 109, Accounting for Income Taxes (Statement No. 109). Under Statement No. 109, deferred income taxes are recognized for the temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred taxes are measured using enacted tax rates expected to be in effect when those temporary differences are expected to be included in future taxable income.

REVENUE RECOGNITION

     Revenue is recognized upon shipment or upon delivery, depending upon negotiated terms of sale.

     Revenue from service contracts and customer training is recognized over the terms of the contracts and as the training services are performed.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

FOREIGN CURRENCY TRANSLATION

     Exchange adjustments resulting from foreign currency transactions are generally recognized in net earnings, whereas adjustments resulting from the translation of financial statements, if material, are reflected as a separate component of stockholders' equity. Net foreign currency transaction gains or losses are not significant.

STATEMENTS OF CASH FLOWS

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

ACCOUNTING ESTIMATES

     The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments are recorded on its consolidated balance sheet. The carrying amount for cash, accounts receivable, accounts payable, and accrued expenses approximates fair value due to the immediate or short-term maturity of these financial instruments. The fair value of notes receivable and notes payable approximate their carrying value.

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

IMPAIRMENT OF LONG-LIVED ASSETS



     In fiscal year 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of, which prescribes accounting and reporting standards when circumstances indicate that the carrying amount of an asset may not be recoverable. No cumulative effect adjustment occurred as a result of this change in accounting principle.



STOCK BASED COMPENSATION



     The Company accounts for its employee stock options under the intrinsic-value method of APB Option No. 25 and, accordingly, compensation costs are recognized in the financial statements when options are granted to employees below the fair market value of the underlying stock. In fiscal year 1997, the Company adopted the provisions of SFAS No. 123, Accounting for Stock Based Compensation. Pro forma information is presented reflecting compensation costs under SFAS No. 123 in note 14.


NET INCOME PER SHARE

     Net income per share has been calculated using the weighted average of common stock outstanding and dilutive common stock equivalents determined by the treasury stock method.

RECLASSIFICATIONS


     Certain prior year amounts have been reclassified to conform to the 1997 presentation. Such reclassifications had no impact on net income and stockholders' equity.


(2)  INVENTORIES

     Inventories are summarized as follows:


                                              JUNE 28,       JUNE 27,
                                                1996           1997
                                            ------------   ------------
     Raw materials and subassemblies.....   $  9,806,500  $  9,133,000
     Work-in-process.....................      3,733,000     3,602,000
                                            ------------  ------------
                                            $ 13,539,500  $ 12,735,000
                                            ============  ============


(3)  PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment is summarized as follows:


                                                JUNE 28,       JUNE 27,
                                                  1996           1997
                                              ------------   -----------
     Land...................................  $    556,000   $   556,000
     Buildings and leasehold improvements...     4,012,000     4,137,000
     Machinery and equipment................     9,095,000    11,238,000
     Less accumulated depreciation..........    (3,910,000)   (5,695,000)
                                              ------------   -----------
                                              $  9,753,000   $10,236,000
                                              ============   ===========

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

(4)  ACCRUED EXPENSES

     Accrued expenses are summarized as follows:


                                             JUNE 28,        JUNE 27,
                                               1996            1997
                                            ----------     ----------
Commissions .......................         $  233,000     $  264,000
Audit and tax fees ................            126,000        171,000
Interest payable ..................            148,000        125,000
Sales and real estate taxes .......            252,000         78,000
Customer deposits .................            342,000      1,226,000
Other .............................            430,800        514,000
                                            ----------     ----------
                                            $1,531,800     $2,378,000
                                            ==========     ==========


(5)  DEFERRED REVENUES

                                             JUNE 28,       JUNE 27,
                                               1996           1997
                                            ----------     ----------
Service contracts .................         $1,862,000     $2,151,000
Customer training .................            436,000        507,000
                                            ----------     ----------
      Total deferred revenue ......         $2,298,000     $2,658,000
                                            ==========     ==========


(6)  INCOME TAXES

     Income tax expense for the years ended June 27, 1997, June 28, 1996 and June 30, 1995 consists of the following:



                                  FEDERAL            STATE             TOTAL
                                -----------       -----------       -----------
1995:
   Current ...............          807,000           142,400           949,400
   Deferred ..............         (116,500)          (20,600)         (137,100)
                                -----------       -----------       -----------
                                $   690,500       $   121,800       $   812,300

1996:
   Current ...............        1,625,000           191,200         1,816,200
   Deferred ..............         (272,400)          (48,100)         (320,500)
                                -----------       -----------       -----------
                                $ 1,352,600           143,100         1,495,700
                                -----------       -----------       -----------

1997 (unaudited):
   Current ...............      $ 1,085,200       $   127,700       $ 1,212,900
   Deferred ..............          162,000            28,600           190,600
                                -----------       -----------       -----------
                                $ 1,247,200           156,300         1,403,500
                                ===========       ===========       ===========


     The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate to the income or loss before income taxes due to the impact of state income taxes, the change in the valuation reserve, and the impact of the purchase price allocation which occurred on May 20, 1994.

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

    A reconciliation of the expected federal income taxes at the statutory rate of 34% with the provision of income taxes is as follows:







                                                       1995                1996               1997
                                                   -----------         -----------         ----------
Expected federal tax expense ..............        $ 1,196,800         $ 1,518,400         $1,668,700
State income tax expense, net of federal
  effect ..................................            140,800             171,400            179,900
Permanent differences .....................           (314,682)            (64,600)           (72,400)
Differences due to general business credits                 --            (131,900)          (376,000)
Purchase accounting adjustment ............           (281,000)                 --                 --
Other .....................................             70,382               2,400              3,300
                                                   -----------         -----------         ----------
                                                   $   812,300         $ 1,495,700         $1,403,500
                                                   ===========         ===========         ==========


    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) are as follows:


                                                           JUNE 28,           JUNE 28,
                                                             1996               1997
                                                          ---------         -----------
Current deferred asset (liability):
  Inventories .............................               $ 150,100         $   258,800
  Warranty accrual ........................                 325,500             343,600
  Accrued expenses ........................                 272,000             317,300
  Deferred revenue ........................                (977,700)         (1,385,000)
  Net operating loss carryforward .........                      --                  --
  Other assets ............................                 408,100             130,600
  Other liabilities .......................                (123,500)             41,700
                                                          ---------         -----------
     Total current gross deferred tax asset
       (liabilities) ......................                  54,500            (293,000)
Less valuation allowance ..................                      --                  --
                                                          ---------         -----------
     Net current deferred tax asset
       (liability) ........................               $  54,500         $  (293,000)
                                                          =========         ===========



                                                            JUNE 28,          JUNE 27,
                                                              1996              1997
                                                           ---------         ---------
Noncurrent deferred tax asset (liability):
  Differences in tax and adjusted book basis in
     plant and equipment ......................            $(117,000)       $(116,700)
  Employee stock options ......................                   --           160,700
                                                           ---------         ---------
     Net noncurrent deferred tax asset
       (liability) ............................            $(117,000)        $  44,000
                                                           =========         =========


    Certain of the temporary differences noted above arose due to differences in the tax and book purchase price allocation which occurred on May 20, 1994.

    The activity related to the valuation allowance is as follows:

Valuation allowance at June 30, 1995 ....................              $ 41,700
Decrease in valuation allowance .........................               (41,700)
                                                                       --------
Valuation allowance at June 30, 1996 ....................              $     --
                                                                       ========

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

    The Company has a net operating loss carryover for tax purposes of approximately $0 and $104,000, at June 28, 1996 and June 30, 1995, respectively. A valuation allowance for the tax asset related to any benefit for the carryforward was established at July 1, 1994.

(7)  CREDIT AGREEMENT

    The Company has a $17,000,000 credit agreement with First Bank National Association with a $12,000,000 note payable and a $5,000,000 line of credit. The line of credit and the note payable to bank (note 8) are secured by substantially all of the Company's assets and have the same restrictive covenants and termination date. Such covenants restrict debt and lease financing, annual capital expenditures, dividends, management's compensation, and the sale of assets, and requires the Company to meet certain financial results and financial ratios as defined in the agreement. Borrowings under the line of credit are subject to borrowing base restrictions and bear interest, payable monthly, at either 2.0% over the bank's reference rate or 3.0% over LIBOR. The Company has the potential to have decreases in the interest rate based on future operations. On June 27, 1997 and June 27, 1996, the effective rate was 9.36% and 7.98%, respectively. At June 27, 1997 and June 27, 1996, the balance outstanding on the line of credit was $0 and $261,000, respectively.


(8)  LONG-TERM DEBT

    Long-term debt consists of the following:


                                                              JUNE 28,            JUNE 30,
                                                                1995                1996                 1997
                                                            ------------         -----------         -----------
Note payable to bank with interest payable monthly.
  Principal due in three installments during fiscal
  1995 and in quarterly installments thereafter
  through June 30, 2000. The installments range from
  approximately $333,000 to $875,000. The agreement
  has the same interest rate and covenants as the
  line of credit (note 7) ..........................        $ 11,667,000         $ 9,519,000         $ 7,832,000
Less current installments ..........................          (1,417,000)         (2,250,000)         (2,375,000)
                                                            ------------         -----------         -----------
  Long-term debt, less current installments ........        $ 10,250,000         $ 7,269,000         $ 5,457,000
                                                            ============         ===========         ===========


    The minimum annual maturities of long-term debt as of June 27, 1997 are as follows:


    1998 ...................................................         $2,375,000
    1999 ...................................................          2,937,000
    2000 ...................................................          2,520,000
                                                                     ----------
                                                                     $7,832,000
                                                                     ==========


(9)  NOTE PAYABLE

    In connection with the business acquisition described in note 1, the Company entered into a convertible subordinated promissory note with Perkin Elmer. The outstanding balance of $9,673,000 is due on May 20, 2001. The accrued interest compounds annually at a rate of 10%. Interest payments begin 100 days following the end of the fiscal year ending June 30, 1998, and are made annually thereafter. The note is convertible into 253,843 shares of Class B common stock of the Company upon consummation of a sale of the business or after May 21, 1997.

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

(10)  LEASES

    As of June 27, 1997, minimum annual lease payments, under noncancelable operating leases with initial and remaining lease payments in excess of one year are as follows:

    1997 .............................................            $  588,000
    1998 .............................................               351,000
    1999 .............................................               257,000
                                                                  ----------
              Total minimum lease payments ...........            $1,196,000
                                                                  ==========


    Rental expense for all operating leases for the years ended June 27, 1997, June 28, 1996, and June 30, 1995 were $801,000, $829,000, and $583,000, respectively.


(11)  CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL

    Capital stock consists of the following:


                                                                                JUNE 28,           JUNE 30,       JUNE 27,
                                                                                  1995              1996            1997
                                                                               ----------        ----------      ----------
    Class A common stock; $.01 par value. Authorized 1,000,000 shares;
      issued and outstanding 191,660 shares in 1997, 191,660 shares in
      1996, 191,660 shares ............................................        $    1,917        $    1,917      $    1,917
                                                                               ----------        ----------      ----------
    Class B common stock; $.01 par value. Authorized 1,000,000 shares;
      issued and outstanding 398,070 shares ...........................        $    3,981        $    3,981      $    3,981
                                                                               ----------        ----------      ----------
    Class C common stock; $.01 par value. Authorized 1,000,000 shares;
      issued and outstanding 462,902 shares in 1995, 461,472 shares in
      1996 and 411,472 shares in 1997 .................................        $    4,628        $    4,615      $    4,115
                                                                               ----------        ----------      ----------
    Additional paid-in capital on common stock ........................        $1,039,474        $1,112,521      $  960,911
                                                                               ==========        ==========      ==========
    Series A 10% redeemable cumulative preferred stock; $.01 par value.
      Authorized 700,000 shares; issued and outstanding 600,000 shares
      in 1995, 599,143 shares in 1996 and 569,143 shares in 1997.......        $    6,000        $    5,991      $    5,691
                                                                               ----------        ----------      ----------
    Additional paid-in capital on preferred stock .....................        $5,994,000        $5,984,385      $5,594,385
                                                                               ==========        ==========      ==========


    The Class A, B, and C common stock have the same powers, preferences, and rights except for the following: Voting, Class A and B common stock each have one vote per share. Class C common stock has no voting rights. As to the board of directors, Class A common stockholders have the right to elect 3 directors and Class B common stockholders have the right to elect 4 directors. Class C common stockholders do not have the right to participate in any director elections. The designations, voting powers, and preferences of the preferred stock shall be established by resolution of the board of directors.


    On April 17, 1997, the Company reacquired 50,000 shares of Class C common stock at $11.47 per share and 30,000 shares of preferred stock at $10.00 per share plus $3.01 of accrued dividends per share from a former executive of the Company.


(12)  EMPLOYEE BENEFITS


    Prior to May 20, 1994, employees participated in the Perkin Elmer pension plan. Active participation in this plan ended on May 20, 1994 with the participants' accrued benefits remaining in the Perkin Elmer plan. On July 1, 1994 PHI implemented a 401(k) plan. In lieu of a pension plan, the Company contributes an amount equal to 2% of the employee's compensation to their respective 401(k) accounts. In addition, employees can contribute up to 15% of their eligible compensation to the plan. The Company will match 100% of each employee's contribution up to 3% of the employee's eligible compensation. Total expense under this plan was $843,000, $835,000 and $643,000 in 1997, 1996 and
1995, respectively.

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

(13)  PENSION PLAN

    The Company's wholly-owned subsidiary, Physical Electronics, GmbH, has a defined benefit pension plan which is covered by a group insurance policy. The plan covers 20 employees. The benefits are based upon the number of years of service and the employee's past compensation.


    The following table sets forth the plan's funded status as of June 27, 1997, and the net periodic pension expense for the year then ended. The Company adopted FASB #87 treatment in the year ended June 28, 1996.



    Actuarial present value of benefit obligations:
      Vested .............................................          $394,115
      Nonvested ..........................................           123,975
                                                                    --------
         Accumulated benefit obligation ..................           518,090
    Effect of projected future salary increases ..........           202,334
                                                                    --------
         Projected benefit obligation ....................           720,424
    Plan assets at market value ..........................           188,188
                                                                    --------
         Unfunded status .................................           532,236
    Unamortized transition amount ........................           165,425
    Unrecognized net gain ................................            44,339
    Unrecognized prior service cost ......................                --
                                                                    --------
         Pension liability ...............................          $742,000
                                                                    ========


    Net pension expense includes the following components:

                                                                   YEAR-ENDED
                                                                     JUNE 27,
                                                                      1997
                                                                   ----------
    Service cost -- benefits earned during the period .....         $ 72,630
    Interest cost on projected benefit obligation .........           47,383
    Actual gain of plan assets ............................               --
    Amortization of transition amount .....................           11,380
    Amortization of unrecognized service cost .............               --
    Amortization of unrecognized net gain .................               --
                                                                    --------
      Net pension expense .................................         $131,393
                                                                    ========


    Measurement of the 1997 projected benefit obligation was based on a 7.0% discount rate and a 4% long-term rate of compensation increase.


(14)  EMPLOYEE STOCK PURCHASE AND STOCK OPTION PLAN

    On May 16, 1994, the Company established an Employee Stock Purchase and Stock Option Plan. The plan gives key employees rights to acquire specific numbers of Class C common stock at $1 per share and Series A preferred stock at $10 per share. The plan also includes a feature to provide employees with options to purchase additional Class C common stock. The Plan was modified on October 28, 1994 to increase the number of shares.

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

    The rights to acquire Class C common stock and Series A preferred stock exist for the various participants in two distinct offering periods. The first offering period began May 16, 1994 and ended on November 15, 1994. The second offering period began on June 2, 1995 and ended June 16, 1995. A total of 371,700 shares of Class C common stock and 223,017 shares of Series A preferred stock were purchased during the two offering periods. As of June 27, 1997, no shares of Class C common stock or Series A preferred stock are available for purchase under the Plan.



    To fund this plan, the Company acquired Class A common shares from its majority shareholder, retired those shares, and issued Class C common shares to plan participants. All preferred shares purchased under this plan were acquired by the Company from its majority stockholder.




    The stock options awarded under this plan will be based upon the operating results for each of the five fiscal years 1995 through 1999 and vest over five years starting on May 20, 1994. During the year ended June 28, 1996, the Company granted 22,223 options and recognized $52,000 of compensation expense, which represents the difference between fair market value and exercise prices at the date of grant. During the year ended June 27, 1997, the Company granted 22,623 options and recognized $279,000 of compensation expense.




    In connection with the Charles Evans & Associates acquisition, a stock option plan was established, which gives certain key employees the right to purchase up to 58,480 shares of Class C common stock at $1 per share. 11,696 options were granted during the year ended June 28, 1996 and the Company recognized $28,000 of compensation expense. During the year ended June 27, 1997, the Company granted 11,696 options of Class C common stock and recognized approximately $144,000 of compensation expense.




    Class C common stock option activity under the Employee Stock Purchase Plan, Stock Option Plan, and the Charles Evans & Associates Acquisition Plan and summarized as follows:



                                                                               Option Price         Number
                                                                                per share          of shares
                                                                               ------------        ---------
    Outstanding at June 30, 1995.......................................            $  --                  0
      Granted..........................................................             1.00             33,919
      Exercised........................................................               --                 --
      Terminated.......................................................             1.00               (400)
                                                                                   -----             ------
    Outstanding at June 28, 1996.......................................                              33,519
      Granted..........................................................             1.00             34,319
      Exercised........................................................               --               --
                                                                                   -----             ------
    Outstanding at June 27, 1997.......................................            $1.00             67,838



    At June 27, 1997, the remaining contractual life of all options was 7 years.

    The per share fair value of stock options granted during 1996 and 1997 was $3.40 and $16.98 on the date of grant using the Minimal Value Method with the following assumptions: 1997 -- risk free interest rate of 6.5% and an expected life of 5 years; 1996 -- risk free interest rate of 6.0%, and an expected life of 5 years.

    Had the company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                                 1995              1996           1997
                                                                                 -----             ----           ----

 Net income........................................      As reported           $2,707,700       $2,975,300     $3,439,500
                                                         Pro forma              2,707,700        2,929,200      3,107,300
                                                                               ----------       ----------     ----------

 Net income per share..............................      As reported           $     2.14       $     2.22     $     2.59
                                                         Pro forma                   2.14             2.19           2.34

                                                                                                               (Continued)

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

(15)  FOREIGN SALES

    International sales represented 52%, 54%, and 48% of the Company's net sales for the years ended June 27, 1997, June 28, 1996 and June 30, 1995, respectively. These sales represented the combined total of export sales made by United States operations and all sales made by foreign operations.



    Export sales made by United States operations were 44%, 43% and 37% of the Company's net sales for the years ended June 27, 1997, June 28, 1996 and June 30, 1995, respectively.

                 PHI ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

    The following table summarizes the Company's sales and selected operating data in different geographic areas (amounts in thousands):


                                                                            EUROPE,
                                                             UNITED         AFRICA,
                                                             STATES          INDIA      ELIMINATIONS   CONSOLIDATED
                                                             ------         -------     ------------   ------------
       Fiscal 1995:
         Sales to unaffiliated customers ...........        $46,472          8,292             --         54,764
         Transfers between geographic locations ....          2,283             --         (2,283)            --
         Net sales .................................         48,755          8,292         (2,283)        54,764
         Income from operations ....................          4,751            535             --          5,286
         Identifiable assets .......................         38,699          2,788         (2,235)        39,252
       Fiscal 1996:
         Sales to unaffiliated customers ...........         46,381         11,693             --         58,074
         Transfers between geographic locations ....          5,348             --         (5,348)            --
         Net sales .................................         51,729         11,693         (5,348)        58,074
         Income (loss) from operations .............          6,265           (104)            --          6,161
         Identifiable assets .......................         40,054          4,643         (2,925)        41,772
       Fiscal 1997:
         Sales to unaffiliated customers ...........         56,434         11,385             --         67,819
         Transfers between geographic locations ....          6,243             --         (6,243)            --
         Net sales .................................         62,677         11,385         (6,243)        67,819
         Income (loss) from operations .............          6,964           (476)            --          6,488
         Identifiable assets .......................         44,408          4,738         (3,286)        45,860


(16)  SUBSEQUENT EVENTS


    On August 8, 1997, PHI Acquisition Holdings, Inc. was merged with Lauren Corporation, a wholly-owned subsidiary of High Voltage Engineering Corporation
(HVE) through the acquisition agreement between HVE and PHI. Immediately after the acquisition, PHI Acquisition Holdings, Inc. was merged with and into Physical Electronics, Inc. and is a direct, wholly-owned subsidiary of HVE.



    Immediately prior to and in conjunction with the acquisition, the Company granted a total of 101,757 options under the Employee Stock Purchase Plan and Stock Option Plan and the Charles Evans & Associates Acquisition Plan. All outstanding options of the Company became fully vested and option holders were required to surrender all rights of such options in exchange for a cash payment made by HVE based upon the difference between the fair market price and exercise price. As a result of this transaction, the Company recognized $2,371,000 of compensation expense.



     On August 8, 1997, the unpaid principal and accrued interest of the First Bank National Association note payable and unpaid principal and accrued interest of the Perkin Elmer promissory note were paid in full by HVE.

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERS CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ---------------

                                TABLE OF CONTENTS
                                                                           PAGE
                                                                           ----
Prospectus Summary .....................................................     5
Risk Factors ...........................................................    14
The Company ............................................................    20
The Transactions .......................................................    21
Use of Proceeds ........................................................    23
Capitalization .........................................................    25
Unaudited Pro Forma Condensed Consolidated Financial Data ..............    27
Selected Historical Consolidated Financial Data ........................    35
Management's Discussion and Analysis of Financial Condition
  and Results of Operations ............................................    41
Business ...............................................................    50
Management .............................................................    66
Certain Relationships and Related Transactions .........................    71
Principal Stockholders .................................................    73
Exchange Offer .........................................................    74
Plan of Distribution ...................................................    81
Description of the Exchange Preferred Stock ............................    82
Description of Certain Indebtedness ....................................    90
Description of Outstanding Capital Stock ...............................    94
Certain Federal Income Tax Considerations ..............................    96
Experts ................................................................    98
Legal Matters ..........................................................    98
Available Information ..................................................    98
Special Note Regarding Forward-Looking Statements ......................    98
Index to Financial Statements ..........................................   F-1


================================================================================



================================================================================



                                     [LOGO]



                                  HIGH VOLTAGE
                                   ENGINEERING
                                   CORPORATION



                        OFFER TO EXCHANGE ALL OUTSTANDING
                        SHARES OF 12-1/2% SERIES A SENIOR
                         REDEEMABLE PREFERRED STOCK FOR
                       SHARES OF 12-1/2% SERIES A EXCHANGE
                        SENIOR REDEEMABLE PREFERRED STOCK






                                  ------------
                                   PROSPECTUS
                                  ------------








                                     , 1997

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 67 of the Massachusetts Business Corporation Law (the "MBCL") grants a Massachusetts corporation the power to indemnify any director, officer, employee or other agent to the extent specified in or authorized by (i) the articles of organization, (ii) a by-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote at an election of directors. No indemnification may be provided, however, for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

         The Restated Articles of Organization of the Company and the Amended and Restated By-laws of the Company, copies of which are filed as Exhibits 3.1 and 3.2, provide for indemnification of officers and directors of the Company and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) The following is a list of exhibits filed as a part of this registration statement:

EXHIBIT

2.1 Agreement and Plan of Merger, dated as of May 7, 1997, by and between PHI Acquisition Holdings, Inc. and Chase Venture Capital Associates, L.P.*

3.1      Restated Articles of Organization of the Registrant.*

3.2      Amended and Restated By-laws of the Registrant.*

4.1      Article IV of the Restated Articles of the Registrant (included in
         Exhibit 3.1).*

4.3 Preferred Stock Registration Rights Agreement, by and between Registrant and CIBC Wood Gundy Securities Corp. and Painewebber Incorporated.*

4.4 Indenture, dated as of August 8, 1997, by and between Registrant and State Street Bank and Trust Company.*

5.1 Opinion of Bingham Dana LLP, as to legality of securities being registered.


10.1 Senior Secured Revolving Credit Agreement, dated as of August 8, 1997, by and between the Registrant and Fleet National Bank. *

10.2 Lease Agreement, dated as of November 10, 1988, by and between Corporate Property Associates 8, L.P. and Datcon Instrument Company (Lancaster, PA).*

10.3 Lease Agreement, dated as of November 10, 1988, by and between Corporate Property Associates 8, L.P. and the Registrant (Sterling,
         MA).*

10.4 Installment Sale Agreement, dated as of September 23, 1994, by and between Monroeville Area Industrial Development Corporation and Halimar Robicon Group, Inc.(New Kensington, PA).*

10.5 Lease with Option to Purchase, dated as of July 15, 1996, by and between Raija Olkkola & Joseph Grammel, Co-Trustees of THO Trust and Registrant. (Sterling, MA).*

10.6 Amendment to Lease Agreement, dated as of May 8, 1996, by and between Corporate Property Associates 8, L.P. and the Registrant (Sterling,
         MA).*


10.7     Value Creation Plan of the Registrant.**


10.8 Employment Agreement, dated December 1, 1992, by and between Registrant and Paul Snyder.*

21.1     List of Subsidiaries.**


23.1 Consent of Bingham Dana LLP, counsel to Registrant (included in Exhibit 5.1).



23.2     Consent of Grant Thornton LLP.



23.3     Consent of KPMG Peat Marwick LLP.



24.1 Power of Attorney (included in signature page to Registration Statement as originally filed).*



27       Financial Data Schedule.*



99.1     Form of Letter of Transmittal.



99.2     Form of Notice of Guaranteed Delivery.


99.3     Form of Exchange Agency Agreement.




---------------------
           *  Previously filed.



           ** Incorporated by reference from the Exhibits to Registrant's Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-33969) with respect to its 10 1/2% Series Notes due 2004.





           (b) All schedules have been omitted because either they are not required, are not applicable, or the information is otherwise set forth in the Consolidated Financial Statements and notes thereto.

ITEM 22. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 2304.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         The undersigned Registrant hereby undertakes:

         (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 7th day of November, 1997.


                                     HIGH VOLTAGE ENGINEERING CORPORATION


                                     By: /s/ Joseph W. McHugh, Jr.
                                        ---------------------------------
                                        Joseph W. McHugh, Jr.,
                                        Vice President and Chief
                                        Financial Officer







         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to its Registration Statement (File No. 333-33963) has been signed below by the following persons in the capacities and on the dates indicated:

                                   SIGNATURES


         Signature                      Title                          Date
         ---------                      -----                          ----


 /s/ Laurence S. Levy*           Chief Executive Officer and    November 7, 1997
---------------------------      Director
     Laurence S. Levy

 /s/ Clifford Press*             President and Director         November 7, 1997
---------------------------
     Clifford Press

 /s/ Paul H. Snyder*             Director                       November 7, 1997
---------------------------
     Paul H. Snyder

 /s/ Edward Levy*                Director                       November 7, 1997
---------------------------
     Edward Levy

 /s/ H. Cabot Lodge III*         Director                       November 7, 1997
---------------------------
     H. Cabot Lodge III




 /s/ Joseph W. McHugh, Jr.       Vice President and Chief       November 7, 1997
---------------------------      Financial Officer
     Joseph W. McHugh, Jr.       (principal financial and
                                 accounting officer)





*/s/ Joseph W. McHugh, Jr.                                      November 7, 1997
---------------------------
     Joseph W. McHugh, Jr.
       Attorney-in-Fact

                                  Exhibit Index
                                  -------------


Exhibit
Number                        Description                                          Page
--------------------------------------------------------------------------------------------

2.1 Agreement and Plan of Merger, dated as of May 7, 1997, by and between PHI Acquisition Holdings, Inc. and Chase Venture Capital Associates,
          L.P.*
3.1       Restated Articles of Organization of the Registrant.*
3.2       Amended and Restated By-laws of the Registrant.*
4.1       Article IV of the Restated Articles of the Registrant (included in
          Exhibit 3.1).*
4.2       Intentionally omitted.
4.3       Preferred Stock Registration Rights Agreement, by and between
          Registrant and CIBC Wood Gundy Securities Corp. and Painewebber
          Incorporated.*
4.4 Indenture, dated as of August 8, 1997, by and between Registrant and State Street Bank and Trust Company.*
5.1 Opinion of Bingham Dana LLP, as to legality of securities being registered.
10.1 Senior Secured Revolving Credit Agreement, dated as of August 8, 1997, by and between the Registrant and Fleet National Bank. *
10.2 Lease Agreement, dated as of November 10, 1988, by and between Corporate Property Associates 8, L.P. and Datcon Instrument Company
          (Lancaster, PA).*
10.3 Lease Agreement, dated as of November 10, 1988, by and between Corporate Property Associates 8, L.P. and the Registrant (Sterling,
          MA).*
10.4 Installment Sale Agreement, dated as of September 23, 1994, by and between Monroeville Area Industrial Development Corporation and
          Halimar Robicon Group, Inc.(New Kensington, PA).*
10.5 Lease with Option to Purchase, dated as of July 15, 1996, by and between Raija Olkkola & Joseph Grammel, Co-Trustees of THO Trust and
          Registrant. (Sterling, MA).*
10.6 Amendment to Lease Agreement, dated as of May 8, 1996, by and between Corporate Property Associates 8, L.P. and the Registrant (Sterling,
          MA).*
10.7      Value Creation Plan of the Registrant.**
10.8      Employment Agreement, dated December 1, 1992, by and between
          Registrant and Paul Snyder.*
21.1      List of Subsidiaries.**




                                      -2-


Exhibit
Number                        Description                                          Page
--------------------------------------------------------------------------------------------

23.1      Consent of Bingham Dana LLP, counsel to Registrant (included in
          Exhibit 5.1).
23.2      Consent of Grant Thornton LLP.
23.3      Consent of KPMG Peat Marwick LLP.
24.1      Power of Attorney (included in signature page to Registration
          Statement as originally filed).*
27        Financial Data Schedule.*
99.1      Form of Letter of Transmittal.
99.2      Form of Notice of Guaranteed Delivery.
99.3      Form of Exchange Agency Agreement


---------------------


     * Previously filed.



     ** Incorporated by reference to the Exhibits to Registrant's Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-33969) with respect to its 10 1/2% Series Notes due 2004.





     (b) All schedules have been omitted because either they are not required, are not applicable, or the information is otherwise set forth in the Consolidated Financial Statements and notes thereto.